UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

BROADSTONE NET LEASE, INC.

(Exact name of registrant as specified in its charter)

Maryland	26-1516177
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

800 Clinton Square Rochester, New York	14604
(Address of principal executive offices)	(Zip Code)

(585) 287-6500

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

None

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Common Stock,

par value $0.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

BROADSTONE NET LEASE, INC.

i

Cautionary Note Regarding Forward-Looking Statements

Except where the context suggests otherwise, the terms “we,” “us,” “our,” and “our company” refer to Broadstone Net Lease, Inc., a Maryland corporation, and, as required by context, Broadstone Net Lease, LLC, a New York limited liability company, which we refer to as our “Operating Company,” and to their respective subsidiaries.

This General Form for Registration of Securities on Form 10 (this “Form 10”) may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding, among other things, our plans, strategies, and prospects, both business and financial. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic, and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Form 10 is filed with the Securities and Exchange Commission (the “SEC”). Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this Form 10. Important factors that could cause actual results to differ materially from the forward-looking statements are disclosed in Item 1A. “Risk Factors” of this Form 10.

ii

Item 1.	Business

We are filing this Form 10 to register our shares of common stock, $0.001 par value per share (our “common stock”), pursuant to Section 12(g) of the Exchange Act. We are subject to the registration requirements of Section 12(g) of the Exchange Act because as of December 31, 2016, the aggregate value of our assets exceeded the applicable threshold and our common stock was held of record by 2,000 or more persons. As a result of the registration of our common stock pursuant to the Exchange Act, following the effectiveness of this Form 10, we will be subject to the requirements of the Exchange Act and the rules promulgated thereunder. In particular, we will be required to file Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and Current Reports on Form 8-K and otherwise comply with the disclosure obligations of the Exchange Act applicable to issuers filing registration statements to register a class of securities pursuant to Section 12(g) of the Exchange Act.

General

We are an externally managed real estate investment trust (“REIT”), formed as a Maryland corporation in 2007 to acquire and hold single-tenant, commercial real estate properties throughout the United States that are leased to the properties’ operators under long-term leases. We focus on real estate that is operated by a single tenant, and where the real estate is an integral part of the tenant’s business. Our diversified portfolio of real estate includes retail properties, such as quick service and casual dining restaurants, healthcare facilities, industrial manufacturing facilities, warehouse and distribution centers, and corporate offices, amongst others. We target properties with credit-worthy tenants that look to engage in a long term lease relationship. Through long term leases, our tenants are able to retain control of their critical locations, while conserving their debt and equity capital to fund their fundamental business operations.

As of March 31, 2017, we owned a diversified portfolio of 426 individual net leased commercial properties located in 37 states, which were 100% leased, with approximately 13.3 million rentable square feet of operational space, 110 different commercial tenants, and no single tenant accounting for 5% or more of our annual rental stream.

We elected to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), beginning with our taxable year ending December 31, 2008. As a REIT, we are not subject to federal income tax to the extent that we meet certain requirements, including that we distribute at least 90% of our annual taxable income to our stockholders, and other requirements based on the composition of our asset portfolio and sources of income.

We conduct substantially all of our activities through, and all of our properties are held directly or indirectly by, Broadstone Net Lease, LLC (the “Operating Company”). We are the sole managing member of the Operating Company and as of March 31, 2017, we owned approximately 92.0% of its issued and outstanding membership units, with the remaining 8.0% of its membership units held by persons who were issued membership units in exchange for their interests in properties acquired by the Operating Company.

As we conduct substantially all of our operations through the Operating Company, we are structured as what is referred to as an Umbrella Partnership Real Estate Investment Trust (“UPREIT”). The UPREIT structure allows a property owner to contribute their property to the Operating Company in exchange for membership units and generally defer taxation of a resulting gain until the contributor later disposes of the membership units. The membership units of the Operating Company held by members of the Operating Company other than us are referred to herein and in our consolidated financial statements as “noncontrolling interests,” “noncontrolling membership units,” or “membership units,” and are convertible into shares of our common stock on a one-for-one basis, subject to certain restrictions. We allocate consolidated earnings to holders of our common stock and noncontrolling membership unit holders of the Operating Company based on the weighted average number of shares of our common stock and noncontrolling membership units outstanding during the year. Approximately 1.43 million noncontrolling membership units were outstanding during the three months ended March 31, 2017.

Our principal executive offices are located at 800 Clinton Square, Rochester, New York, 14604, and our telephone number is (585) 287-6500.

2016 Highlights

For the year ended December 31, 2016, we:

•	Grew total revenues to $142.9 million, an increase of 45.7% compared to the prior year.

•	Generated earnings per share, including amounts attributable to noncontrolling interests, of $2.76, representing an increase of $0.61 per diluted share.

•	Generated Funds From Operations (“FFO”) of $5.53 per diluted share, and Adjusted Funds From Operations (“AFFO”) of $5.40 per diluted share.

•	Increased the Determined Share Value (as defined below) from $74.00 per share at December 31, 2015 to $77.00 per share at December 31, 2016, representing a 4.1% increase. The Determined Share Value was subsequently increased to $79.00 per share as of the February 10, 2017 meeting of our board of directors.

•	Increased our monthly cash distribution to our stockholders from $0.405 per share at December 31, 2015, to $0.41 per share during our February 2016 meeting of our board of directors, which remained in effect through December 31, 2016 and represented a 1.2% increase. We subsequently increased the distribution to $0.415 per share at the February 10, 2017 meeting of our board of directors.

•	Closed 22 real estate acquisitions totaling $518.8 million, adding 88 new properties and a capital expansion on an existing property to our portfolio at a weighted average initial cash capitalization rate of 6.83%. These newly added properties are subject to leases with a weighted average remaining lease term of 15.4 years. Capitalization rates are calculated as a property’s base rent at acquisition divided by the acquisition purchase price.

•	Received $290.9 million in investments from new and existing stockholders and had over 2,000 stockholders as of the end of the year.

•	Received an initial investment grade credit rating of Baa3 from Moody’s Investors Service.

•	Increased borrowings under one of our term loan facilities from $280 million to $375 million by exercising a $95 million delayed draw feature under the terms of the loan agreement.

•	Collected 100% of rents due during 2016 and maintained a 100% leased portfolio.

We present FFO and AFFO, which are performance measures that are not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We present these non-GAAP measures as we believe certain investors and other users of our financial information use them as part of their evaluation of our historical operating performance. Please see our discussion in Item 2. “Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of this Form 10, which includes discussion of the definition, purpose, and use of these non-GAAP measures as well as a reconciliation to the most comparable GAAP measure.

Q1 2017 Highlights

For the three months ended March 31, 2017, we:

•	Generated earnings per share, including amounts attributable to noncontrolling interests, of $0.81, representing an increase of $0.38 per share as compared to the three months ended March 31, 2016.

•	Generated FFO of $1.62 per diluted share, representing an increase of $0.50 per diluted share as compared to the three months ended March 31, 2016.

•	Generated AFFO of $1.42 per diluted share, representing an increase of $0.11 per diluted share as compared to the three months ended March 31, 2016.

•	Subsequent to quarter end, we increased the Determined Share Value (as defined below) from $79.00 per share at March 31, 2017 to $80.00 per share as of the May 8, 2017 meeting of our board of directors.

•	Closed two real estate acquisitions totaling $89.7 million, excluding capitalized acquisition expenses, adding ten new properties at a weighted average initial cash capitalization rate of 7.42%. Both acquisitions were sale-leaseback transactions, with a weighted average lease term of 19.9 years at the time of acquisition.

•	Received $90.9 million in investments from new and existing stockholders and had 2,242 stockholders as of the end of the quarter.

•	Subsequent to quarter end, issued $150 million of Senior Notes (as defined below), bearing interest at 4.84% per annum with a 10-year maturity.

•	Received re-affirmation of the Operating Company’s investment grade credit rating of Baa3 from Moody’s Investors Service.

•	Collected 100% of rents due during the quarter and maintained a 100% leased portfolio.

Our Properties and Investment Objectives

We target acquisitions of fee simple interests in individual properties priced between $5 million and $50 million. Portfolios may be significantly larger, depending on balance sheet capacity and whether the portfolio is diversified or concentrated by tenant, geography, or brand. Our investment policy (“Investment Policy”) has three primary objectives that drive the investments we make: (1) preserve, protect, and return capital to investors; (2) realize increased cash available for distributions and long-term capital appreciation from growth in the rental income and value of our properties; and (3) maximize the level of sustainable cash distributions to our investors. We primarily acquire freestanding, single-tenant commercial properties located in the United States either directly from our credit-worthy tenants in sale-leaseback transactions, where they sell us their properties and simultaneously lease them back through long-term, triple-net leases, or through the purchase of properties already under a triple-net lease (i.e., a lease assumption). Under either scenario, our properties are generally under lease and fully occupied at the time of acquisition. We focus on properties in growth markets with at least ten years of lease term remaining that will achieve financial returns on equity of greater than 10%, net of fees, provided that all acquisitions must have a minimum remaining lease term of seven years and a minimum return on equity of 9.5%, unless approved by our Independent Directors Committee (as defined below). Our criteria for selecting properties (“Property Selection Criteria”) is based on three pillars of underwriting evaluation:

•	fundamental value and characteristics of the underlying real estate,

•	creditworthiness of the tenant, and

•	transaction structure and pricing.

We believe we can achieve an appropriate risk-adjusted return through these pillars and conservatively project a property’s potential to generate targeted returns from current and future cash flows. We believe targeted returns are achieved through a combination of in-place income at the time of acquisition, rent growth, and a property’s potential for appreciation.

To achieve an appropriate risk-adjusted return, we maintain a diversified portfolio of real estate spread across multiple tenants, industries, and geographic locations. The following charts summarize our portfolio diversification by industry and geographic location as of March 31, 2017. The percentages below are calculated based on our contractual rental revenue over the next twelve months (“NTM Rent”), on a per property type basis divided by total NTM Rent. Late payments, non-payments or other unscheduled payments are not considered in the calculation. NTM Rent includes the impact of contractual rent escalations.

Industry Diversification, by % of NTM Rent

Property Type	% NTM Rent
Retail – quick service restaurants (QSR)	13.1%
Retail – casual dining	12.6%
Retail – other	10.5%

Total Retail	36.2%

Industrial – manufacturing	13.8%
Industrial – warehouse/distribution	7.6%
Industrial – flex	5.7%
Industrial – other	4.2%

Total Industrial	31.3%

Healthcare – clinical	9.8%
Healthcare – surgical	6.4%
Healthcare – other	4.3%

Total Healthcare	20.5%

Other – corporate office	7.5%
Other – other	4.5%

Total Other	12.0%

Top Tenant Industries
Industry	% NTM Rent
Restaurants	25.7%
Health Care Facilities	21.0%
Auto Parts & Equipment	6.1%
Home Furnishing Retail	4.7%
Industrial Conglomerates	2.8%
Multi-line Insurance	2.6%
Industrial Machinery	2.5%
Distributors	2.5%
Specialized Consumer Services	2.5%
Packaged Foods & Meats	2.4%
Food Retail	2.1%
Metal & Glass Containers	2.0%
Soft Drinks	1.9%
Managed Health Care	1.9%
Life Sciences Tools & Services	1.6%

Top Tenant Industries	82.3%

Other (21 industries)	17.7%

Total	100.0%

Geographic Diversification, by % of NTM Rent

Substantially all of our leases are triple-net, meaning that our tenants are responsible for the maintenance, insurance, and property taxes associated with the properties they lease from us. Upon inception and at March 31, 2017, all of our properties are subject to leases. We do not currently engage in the development of real estate, which could cause a delay in timing between the funds used to invest in properties and the corresponding cash inflows from rental receipts. Our cash flows from operations are primarily generated through our real estate investment portfolio and the monthly lease payments under our long-term leases with our tenants.

To increase value to our stockholders, we strive to implement periodic rent escalations within our leases. As of March 31, 2017, all of our leases had contractual rent escalations, with a 2.2% weighted average. A substantial majority of our leases have fixed annual rent increases, and the remaining portion has annual lease escalations based on increases in the Consumer Price Index (CPI), or periodic escalations over the term of the lease (e.g., a 10% increase every five years). These lease escalations mitigate exposure to fixed income streams in the case of an inflationary economic environment, and provide increased return in otherwise stable market conditions. Our focus on single-tenant, triple-net leases shifts certain risks to the tenant and shelters us from volatility in the cost of taxes, insurance, services, and maintenance of the property. An insignificant portion of our tenants have leases that are not fully triple-net, and, therefore, we bear responsibility for certain maintenance and structural component replacements that may be required in the future. In the limited circumstances where we cannot implement a triple-net lease, we attempt to limit our exposure through the use of warranties and other remedies that reduce the likelihood of a significant capital outlay during the term of the lease. We will also occasionally incur nominal property-level expenses that are not paid by our tenants. We do not currently anticipate making significant capital expenditures or incurring other significant property costs during the term of a property lease.

Due to the fact that all of our properties are leased to single tenants under long-term leases, we are not currently required to perform significant ongoing leasing activities on our properties. Only two of our properties, representing less than 1% of our annual rental streams (calculated based on NTM Rent), will expire before 2020. As of March 31, 2017, the weighted average remaining term of our leases (calculated based on NTM Rent) was approximately 13.5 years, excluding renewal options, which are exercisable at the option of our tenants upon expiration of their base lease term. Less than 6% of the properties in our portfolio are subject to leases without at least one renewal option. Furthermore, the weighted average remaining lease term on the $518.8 million in properties acquired during 2016 was greater than 15 years, and the weighted average lease term on the $89.7 million in properties acquired during the three months ended March 31, 2017, was greater than 19 years. During 2015, we acquired $550.1 million in properties with a weighted average remaining lease term greater than 17 years. Approximately 50% of our rental revenue is from leases that expire after 2030. As of March 31, 2017, not more than 11% of our rental revenue is from leases that expire in any single year in the decade between 2020 and 2030. The following chart sets forth our lease expirations by industry, based upon the terms of our leases in place as of March 31, 2017.

Lease Maturity Schedule, by % of NTM Rent

The following table presents the lease expirations by year, including the number of tenants and properties with leases expiring, the square footage covered by the leases expiring, the NTM Rent, and the percentage of NTM Rent for the leases expiring. Late payments, non-payments or other unscheduled payments are not considered in the NTM Rent amounts. NTM Rent includes the impact of contractual rent escalations. Amounts are in thousands, except the number of tenants and properties.

Year	Number of Tenants	Number of Properties	Square Footage	NTM Rent	Percentage of NTM Rent
2017	—	—	—	$—	—%
2018	1	1	2	125	<0.1%
2019	1	1	2	117	<0.1%
2020	3	4	116	1,359	0.9%
2021	2	4	9	573	0.4%
2022	3	3	87	2,361	1.6%
2023	9	13	724	6,718	4.4%
2024	15	18	1,920	15,829	10.4%
2025	2	8	28	1,027	0.7%
2026	16	25	616	9,820	6.5%
2027	15	28	902	10,434	6.9%
2028	13	24	1,154	11,476	7.5%
2029	11	47	2,398	13,765	9.0%
2030 and thereafter	63	250	5,433	78,556	51.6%

Our top tenants and brands at March 31, 2017, are listed in the tables below. The percentages are calculated based on our NTM Rent on a per property type basis divided by total NTM Rent. Late payments, non-payments or other unscheduled payments are not considered in the calculation. NTM Rent includes the impact of contractual rent escalations.

Top Ten Tenants, by % of NTM Rent

Tenant	Property Type	% NTM Rent	Properties
Red Lobster Hospitality LLC & Red Lobster Restaurants LLC	Retail	4.7%	25
Art Van Furniture, LLC	Retail	4.3%	9
Jack’s Family Restaurants LP	Retail	3.8%	36
Outback Steakhouse of Florida, LLC(1)	Retail	3.5%	24
Big Tex Trailer Manufacturing Inc.	Industrial/Retail	3.0%	17
Siemens Medical Solutions USA, Inc. & Siemens Corporation	Industrial	2.8%	2
Nationwide Mutual Insurance Company	Other	2.6%	2
Arkansas Surgical Hospital LLC	Healthcare	2.6%	1
BEF Foods Inc.	Industrial	2.4%	2
Centene Management Company, LLC	Other	1.9%	1

Total		31.6%	119

All Other		68.4%	307

(1)	Tenant’s properties include 22 Outback Steakhouse restaurants and two Carrabba’s Italian Grill restaurants.

Top Ten Brands, by % of NTM Rent

Brand	Property Type	% NTM Rent	Properties
Red Lobster	Retail	4.7%	25
Art Van Furniture	Retail	4.3%	9
Jack’s Family Restaurants	Retail	3.8%	36
Taco Bell	Retail	3.4%	41
Wendy’s	Retail	3.2%	35
Outback Steakhouse	Retail	3.0%	22
Big Tex Trailers	Industrial/Retail	3.0%	17
Siemens	Industrial	2.8%	2
Applebee’s	Retail	2.8%	21
Nationwide Mutual	Other	2.6%	2

Total		33.6%	210

All Other		66.4%	216

Our Investment Policy generally requires us to seek diversification of our investments. Based on the aggregate next twelve months’ rents of the properties in the portfolio, determined as of the date of the prior quarter end, new investments may not cause us to exceed:

•	5% in any single property,

•	8% leased to any single tenant or brand,

•	15% located in any single metropolitan statistical area, or

•	20% located in any single state.

We may exceed these diversification targets from time to time with the approval of the Independent Directors Committee. To avoid undue risk concentrations in any single asset class or category, long-term asset allocation will be set with the following target percentages and within the following ranges, although these ranges may be temporarily waived by the Independent Directors Committee:

Asset Category	Target	Range
Retail	30%	20-45%
Healthcare	30%	20-45%
Industrial	30%	20-45%
Other	10%	0-15%

While the Independent Directors Committee establishes diversification thresholds to manage risk, the management team does not review discrete financial information at this level. Refer to our discussion regarding segment reporting in the notes to the consolidated financial statements within this Form 10.

We do not currently engage in the development of real estate, but may do so in the future. Our Investment Policy provides the Asset Manager (defined below) with the authority to make any acquisition or sale of any property or group of related properties involving up to $50 million for any single or portfolio transaction, $50 million per cumulative tenant concentration, or $100 million per cumulative brand concentration on our behalf, without approval of the Independent Directors Committee, provided that any properties so acquired otherwise meet our Investment Policy and Property Selection Criteria, and any financing related to any such acquisitions does not violate our Leverage Policy (as defined below), as such are established by the Independent Directors Committee from time to time. Our Investment Policy permits investments in properties that do not otherwise meet our Investment Policy or Property Selection Criteria with the approval of the Independent Directors Committee.

Underwriting Criteria

When evaluating a property acquisition, our underwriting guidelines require that we consider the condition of the property, the creditworthiness of the tenant, the strength of any personal or corporate guarantees, the tenant’s historic performance at the property or similar properties, the location of the property, the overall economic condition of the community in which the property is located, and the property’s potential for appreciation. We apply our credit underwriting guidelines prior to acquiring a property, periodically throughout the lease term, and when we are re-leasing properties in our portfolio. While we seek creditworthy tenants, we do not require them to be credit-rated. Our credit review process includes analyzing a tenant’s financial statements and other available information. When we obtain guarantees on our leases, we also analyze the creditworthiness of the guarantors. Depending on the circumstances, our process will include discussions with the tenant’s management team surrounding their business plan and strategy.

We evaluate the creditworthiness of our existing tenants on an ongoing basis through the use of regularly scheduled real estate portfolio reviews, reviewing updated tenant financial statements on a quarterly or annual basis, depending on the terms of the lease, analysis of updated tenant credit ratings, and our ongoing analysis of the economy and trends in the industries in which our tenants operate. Our portfolio review committee, which includes members of our senior management and our Manager’s portfolio management team, perform an in-depth review of each property in our portfolio at least once every 18 months. The review includes an analysis of the tenant’s recent financial statements, including key metrics such as rent coverage and leverage levels, amongst other applicable credit metrics, credit ratings, and economic considerations relevant to the tenant. The asset management team periodically reviews tenant financial statements and relevant credit performance metrics. Our credit monitoring procedures also include regular communications with tenants, who are required to communicate certain events to us under the terms of our leases, such as events of default and property damage. We believe our ongoing credit monitoring will enable us to identify material changes to a tenant’s credit quality in a timely basis and preserve our financial position. We have not identified any material changes to the credit quality of the tenants in our real estate portfolio as of March 31, 2017.

Leverage Policy

In March of 2016, Moody’s Investors Service assigned the Operating Company an investment grade credit rating of Baa3 with a stable outlook. Moody’s re-affirmed the investment grade credit rating in March 2017. As a result of receiving the investment grade credit rating, effective April 1, 2016, the interest rate pricing grids utilized to determine the margin we pay over the London Interbank Offered Rate (“LIBOR”) for two of our three unsecured credit facilities changed from being dependent upon our leverage ratio, to being dependent upon our credit rating. The rating is based on a number of factors, including an assessment of our financial strength, portfolio size and diversification, credit and operating metrics, and sustainability of cash flow and earnings. We are strongly committed to maintaining modest leverage commensurate with our investment grade rating. Our leverage policy (“Leverage Policy”) is to maintain a leverage ratio in the 35% to 45% range based on the market value of assets, recognizing that the actual leverage ratio will vary over time and there may be opportunistic reasons to exceed a 45% leverage ratio; provided, however, that we cannot exceed a 50% leverage ratio without the approval of the Independent Directors Committee.

We primarily utilize unsecured term and revolving debt to finance acquisitions, while obtaining mortgage loans to a lesser degree. The mix of financing sources may change over time based on market conditions. The unsecured loans generally contain affirmative and negative covenants which are tested against our financial performance.

When utilized, mortgage loans typically cover a single property or a group of related properties acquired from a single seller. The loans may be further secured by guarantees from us or the Operating Company, provided that we attempt to limit the use of guarantees to the extent possible. The Operating Company may assume debt when conducting a transaction or it may mortgage existing properties. As of March 31, 2017, 24 of our 426 properties were secured by mortgage financing, with an aggregate outstanding GAAP principal balance of approximately $91.3 million, net of unamortized debt issuance costs.

To reduce its exposure to variable rate debt, the Operating Company enters into swap agreements to fix the rate of interest as a hedge against interest rate fluctuations. These interest rate hedges have staggered maturities to reduce the exposure to interest rate fluctuations in any one year, and generally extend for 10 years. The interest rate swaps are applied against a pool of debt, which offers flexibility in maintaining our hedge designation concurrent with our ongoing capital market activity. We have one amortizing interest rate swap agreement that is tied to an unpaid mortgage loan. We limit our total exposure to floating rate debt to no more than 5% of total assets, measured at quarter end.

To reduce counterparty concentration risk with respect to our interest rate hedges, we diversify the institutions that serve as swap counterparties, and no more than 30% of the nominal value of our total hedged debt may be with any one institution, to be measured at the time we enter into an interest rate swap transaction and at quarter end.

Depending on market conditions and other factors, the Independent Directors Committee may change our Leverage Policy from time to time.

As of March 31, 2017, our total outstanding indebtedness was $869.5 million and the ratio of our total indebtedness to the market value of our assets was approximately 38.4%.

Corporate Governance

We operate under the direction of our board of directors, which is responsible for the management and control of our affairs. Our board of directors has retained Broadstone Real Estate, LLC (the “Manager”) and its wholly-owned subsidiary, Broadstone Asset Management, LLC (the “Asset Manager”), to manage our day-to-day affairs, to implement our investment strategy, and to provide certain property management services for our properties, with both subject to our board of directors’ direction, oversight, and approval. All of our officers are employees of the Manager.

Our board of directors is currently comprised of nine directors, six of whom are independent directors and serve on an independent directors committee established by our organizational documents and our board of directors (the “Independent Directors Committee”). The Independent Directors Committee reviews our relationship with, and the performance of, the Manager and the Asset Manager, and generally approves the terms of any affiliate transactions. In addition, the Independent Directors Committee is responsible for, among other things, approving our property and portfolio valuation policy, setting the Determined Share Value for our ongoing private offering, approving and setting our Investment Policy, Property Selection Criteria, and Leverage Policy, and approving acquisitions above certain thresholds and/or outside of the criteria set forth in our Investment Policy.

We have adopted a Code of Ethics and Business Conduct Policy (“Code of Ethics”). The purpose of the Code of Ethics is to ensure that our business is conducted in accordance with the highest moral, legal, and ethical standards by our officers and directors as well as the Manager, the Asset Manager, and the Manager’s employees. The Code of Ethics promotes honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in our reports and other public communications; compliance with applicable laws and governmental rules and regulations; the prompt internal reporting of violations of the Code of Ethics; and accountability for adherence to the Code of Ethics.

Management and Our Structure

Pursuant to the terms of the asset management agreement among us, the Operating Company, and the Asset Manager (as amended, the “Asset Management Agreement”), the Asset Manager is responsible for, among other things, managing our day-to-day operations, establishing and monitoring acquisition and disposition strategies, overseeing all marketing communications and services related to our ongoing private offering, arranging mortgage and other financing, overseeing the acquisition of properties and their initial lease-up if they are not already subject to a net lease upon acquisition, providing support for the good faith valuation of our property portfolio and the setting of the Determined Share Value by the Independent Directors Committee, overseeing investor closings and transfers, arranging our annual stockholder meetings, and servicing and communicating with investors, including providing investment projections and reports. The Asset Manager also has the power pursuant to the Asset Management Agreement to designate two of the nine directors who serve on our board of directors. The Manager owns and controls the Asset Manager.

Pursuant to the property management agreement among us, the Operating Company, and the Manager (as amended, the “Property Management Agreement”), the Manager provides property management services to our properties, including management, rent collection, and re-leasing services. In June 2015, Trident BRE, LLC, an affiliate of Stone Point Capital LLC (“Trident BRE”), acquired through an equity investment an approximate 45.6% equity ownership interest in the Manager. As of March 31, 2017, the Manager is owned, on a fully-diluted basis, (i) approximately 45.20% by Trident BRE, (ii) approximately 45.20% by Amy L. Tait, our Executive Chairman of the board of directors and Chief Investment Officer, and an investment entity for the families of Ms. Tait and the late Norman Leenhouts, one of our founders who recently passed away, and (iii) approximately 9.59% by employees of the Manager. The Manager is controlled by a four-person board of managers, two of whom are appointed by Trident BRE. In June 2015, in connection with Trident BRE’s investment in the Manager, (i) we acquired 100,000 convertible preferred interests in the Manager (the “Convertible Preferred BRE Units”), for $100 per Convertible Preferred BRE Unit, in exchange for the issuance to the Manager of 138,889 shares of our common stock, then valued at $72.00 per share, and (ii) the Manager purchased 510,416 shares of our common stock, for $72.00 per share. The Manager currently owns 625,000, or approximately 3.83%, of the issued and outstanding shares of our common stock. The Independent Directors Committee approved our investment in the Convertible Preferred BRE Units.

As of March 31, 2017, the Manager employed approximately 28 individuals fully-dedicated to our business and operations. Additionally, the Manager employed approximately 36 additional individuals who dedicate a significant portion of their time to our business and operations, in addition to various other tasks and responsibilities on behalf of the Manager and its affiliates.

For more information regarding the relationships among our company, Trident BRE, the Manager, and the Asset Manager and the fees we pay to the Manager and the Asset Manager pursuant to the Property Management Agreement and the Asset Management Agreement, see Item 7. “Certain Relationships and Related Transactions and Director Independence” of this Form 10.

The chart below illustrates the relationships among our company, the Operating Company, the Manager, and the Asset Manager as of March 31, 2017.

Determined Share Value

Our shares of common stock are sold by us in our ongoing private offering at a price equal to a determined share value (the “Determined Share Value”), which is established quarterly by the Independent Directors Committee based on the net asset value (“NAV”) of our portfolio, input from management, and such other factors as the Independent Directors Committee may determine. The Independent Directors Committee bears sole responsibility for establishing the Determined Share Value. Our determination of NAV applies valuation definitions and methodologies prescribed by Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, in order to fair value our net assets. Our net assets are primarily comprised of our investment in rental property and debt. Other assets and liabilities included in our net asset valuation include cash, interest rate swaps, and accounts payable, amongst others, and excludes intangible assets and liabilities. Members of our senior executive, portfolio management, accounting, and finance teams are responsible for performing the valuation process and computing the NAV. The Independent Directors Committee is responsible for overseeing the valuation process for the purpose of maintaining independence from conflicts of interest with the management group that determines NAV and who are employed by the Manager. To assist in assessing the valuation of the investment in rental property in the determination of the Determined Share Value by the Independent Directors Committee, we engage a third-party valuation specialist to provide: (i) a high-level/negative assurance review of management’s quarterly portfolio valuation and estimated NAV calculation, which currently occurs as of the end of each of the first, second, and fourth quarters of each calendar year, (ii) a review of individual property appraisals, which are completed for each property on a rolling two-year basis, and (iii) a full positive assurance valuation and review of the portfolio, which currently occurs during the third quarter of each calendar year. The third-party valuation specialist is not responsible for determining the NAV. Beginning in 2015, we updated our valuation policy such that each property in the portfolio will be appraised by a third-party appraiser at least every two years (approximately 50% of the portfolio each year). Previously, appraisals on properties valued over $1 million were obtained from third-party professionals during the first twelve months after acquisition and approximately every three years thereafter. The NAVs used to establish the Determined Share Values by the Independent Directors Committee have been consistent with the positive and negative assurance provided by the third-party valuation specialist.

The Determined Share Value is reviewed and determined on a quarterly basis by the Independent Directors Committee. The Determined Share Value at any given point in time will be based on the NAV as of a historical balance sheet date. The Determined Share Value of $79.00 per share in effect as of March 31, 2017, was based on the NAV as of December 31, 2016. On May 8, 2017, the Independent Directors Committee established a Determined Share Value of $80.00 per share based on the NAV as of March 31, 2017. The Determined Share Value is applied to outstanding shares prospectively, and is used for purchases, distribution reinvestment, and redemptions. Adjustments to the NAV in arriving at the Determined Share Value are typically the result of the Independent Directors Committee’s understanding of current market conditions and review of assumptions used to value net assets by management in arriving at the NAV. The adjustments do not follow a systematic methodology, but instead allow the Independent Directors Committee to use judgment in determining whether temporary market fluctuations are indicative of changes in core real estate values.

The following table presents our historical Determined Share Value for each period indicated below, together with the corresponding NAV as of the preceding quarter-end:

Period Ended	NAV as of	Determined Share Value	NAV per share
Current	March 31, 2017	$80.00	$79.90
March 31, 2017	December 31, 2016	79.00	79.28
December 31, 2016	September 30, 2016	77.00	77.40
December 31, 2015	September 30, 2015	$74.00	$74.38

The adjustments to NAV per share in arriving at the Determined Share Value for the periods presented above account for the inherent imprecision in the valuation estimates. In August of 2017, the Independent Directors Committee will review the NAV calculations as of June 30, 2017, and will assess whether adjustments to the current Determined Share Value of $80.00 are appropriate.

The fair value of our investment in rental property is performed using the market approach, whereby we assign an implied market capitalization rate to derive the property valuations. Individual property valuations are calculated by dividing the contractual rental payments over the next twelve months by the implied market capitalization rate. The market capitalization rate assumption reflects our analysis of what a market participant would be willing to pay for a property given the contractual monthly rental payments, third-party appraisals, and an analysis of a tenant’s creditworthiness, amongst other factors. We deem this methodology to be appropriate based on the triple-net nature of our leases, whereby the tenants are responsible for the maintenance, insurance, and property taxes associated with the properties they lease from us. The triple-net leases provide predictable cash-flows, which we then apply against the market capitalization rates. This methodology is consistent with the valuation techniques used to determine the aggregate purchase price of acquisitions. As our acquisition targets are fully-occupied, single-tenant, triple-net leased properties, we do not anticipate paying for capital expenditures, and therefore, exclude such expenditures from our valuations.

The following table provides a breakdown of the major components of our estimated NAV and NAV per share amounts as of March 31, 2017, December 31, 2016, September 30, 2016 and September 30, 2015 (in thousands, except per share amounts):

NAV as of:	March 31, 2017	December 31, 2016	September 30, 2016	September 30, 2015
Investment in rental property	$2,257,485	$2,166,888	$2,058,372	$1,323,925
Debt	(872,219)	(872,969)	(874,102)	(518,649)
Other assets and liabilities, net	31,778	20,945	25,640	34,088

NAV	$1,417,044	$1,314,864	$1,209,910	$839,364

Number of outstanding shares, including noncontrolling interests	17,735	16,586	15,631	11,284
NAV per share	79.90	79.28	77.40	74.38

The following table details the implied market capitalization rates (shown on a weighted-average basis) used to value the investment in rental property, by property type as of March 31, 2017, December 31, 2016, September 30, 2016, and September 30, 2015, supporting the Determined Share Value in effect as of May 8, 2017, March 31, 2017, December 31, 2016, and December 31, 2015, respectively:

Market capitalization rates, as of:	Retail	Industrial	Healthcare	Other	Portfolio Total
March 31, 2017	6.36%	6.98%	6.88%	7.11%	6.74%
December 31, 2016	6.23%	6.97%	6.84%	7.14%	6.70%
September 30, 2016	6.21%	6.86%	6.73%	7.09%	6.61%
September 30, 2015	6.45%	7.02%	6.83%	7.11%	6.85%

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average implied market capitalization rate used as of March 31, 2017 of 0.25% would result in a decrease in the fair value of our investment in rental property of 3.6%, and our NAV per share would have been $75.34.

Our methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different Determined Share Value. Accordingly, we have disclosed the following risk factors relative to our Determined Share Value:

•	There is no public trading market for our common stock and we are not required to effectuate a liquidity event by a certain date or at all, and transfers of shares of our common stock are subject to a number of restrictions. As a result, it will be difficult for our stockholders to sell shares of our common stock and, if they are able to sell their shares, they are likely to sell them at a discount and may not be able to realize the Determined Share Value upon such a sale.

•	Our stockholders are limited in their ability to sell shares of our common stock pursuant to our share redemption program. Our stockholders may not be able to sell any of their shares of our common stock back to us, and if they do sell their shares, they may not receive the price they paid.

•	The Independent Directors Committee establishes the Determined Share Value on a quarterly basis. The Determined Share Value is not directly derived from any independent valuation, nor from the value of the existing property portfolio. Investors should not assume that (i) an investor will ultimately realize distributions per share equal to the Determined Share Value upon liquidation of our assets or if our company were sold, (ii) shares of our common stock would trade at the Determined Share Value on a national securities exchange, or (iii) a third party would offer the Determined Share Value in an arms-length transaction to purchase all or substantially all of the shares of our common stock.

Distributions and Distribution Reinvestment

We declare and pay distributions on a monthly basis. Distribution payments and the corresponding distribution reinvestment are expected to be made approximately 15 days after the end of each month to holders of record on the record date, generally, the next-to-last business day of the prior month. Generally, income distributed will not be taxable to us under the Internal Revenue Code if annually we distribute to our stockholders at least 90% of our REIT taxable income. Distributions will be declared at the discretion of our board of directors, but will be guided, in part, by a desire to cause us to comply with the REIT requirements. At its May 8, 2017 meeting, our board of directors declared monthly distributions of $0.415 per share of our common stock and unit of membership interest in the Operating Company to be paid by us to our stockholders and members of the Operating Company (other than us) of record prior to the end of May, June, and July 2017:

Dividend Per Share/Unit	Record Date	Payment Date (on or before)
$0.415	May 30, 2017	June 15, 2017
$0.415	June 29, 2017	July 14, 2017
$0.415	July 28, 2017	August 15, 2017

Investors may purchase additional shares of our common stock by electing to reinvest their distributions through our Distribution Reinvestment Plan (“distribution reinvestment plan” or “DRIP”). The purchase price for shares of our common stock acquired through our DRIP will be 98% of the Determined Share Value. Please refer to Item 11. “Description of Registrant’s Securities to Be Registered” of this Form 10 for additional discussion of our DRIP.

Share Redemptions

We have adopted a share redemption program to provide an opportunity for our stockholders to have shares of our common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the current Determined Share Value in effect as of the date the shares are tendered for redemption. Cash used to fund share redemptions has historically been provided through a combination of cash generated by operations, the sale of assets, and borrowings. Additionally, we may use proceeds from the sale of our securities to fund redemption requests, although to date we have not done so. The following table sets forth the redemptions honored during the year ended December 31, 2016, and through March 31, 2017. We did not defer or reject any redemption requests during this period. Please refer to Item 11. “Description of Registrant’s Securities to Be Registered” of this Form 10 for additional discussion of our share redemption program.

Period	Shares Redeemed	Average Determined Share Value(1)	Average Redemption Price	Redemption Amount	Discount on Redemption(2)
Q1 2016	8,041	$74.00	$72.20	$580,577	2.4%
Q2 2016	34,019	74.00	72.86	2,478,621	1.5%
Q3 2016	45,259	77.00	75.73	3,427,705	1.6%
Q4 2016	21,934	77.00	76.01	1,667,162	1.3%
2016	109,253	$75.85	$74.63	$8,154,065	1.6%
Q1 2017	17,861	$79.00	$77.24	$1,379,570	2.2%

(1)	Average Determined Share Value represents the weighted average Determined Share Value in effect during the applicable period.
(2)	Discount on redemption represents the weighted average discount applied to the Determined Share Value as a result of redemption limitations.

Ongoing Private Offering

We commenced our ongoing private offering of shares of our common stock (our “private offering”) in 2007. The first closing of our private offering occurred on December 31, 2007, and we have conducted additional closings at least once every calendar quarter since then. Currently, we close sales of additional shares of our common stock monthly. Shares of our common stock are currently being offered in our private offering at $80.00 per share, provided that the per share offering price may be adjusted quarterly by our Independent Directors Committee based on the Determined Share Value, which is based on input from management, and such other factors as our Independent Directors Committee may consider. For the year to date period ended March 31, 2017, we had sold 1,165,576 shares of our common stock in our private offering, including 116,042 shares of common stock issued pursuant to our DRIP, for gross offering proceeds of approximately $90.9 million. We intend to use substantially all of the net proceeds from our private offering, supplemented with additional borrowings, to continue to invest in additional net leased properties. We conduct our private offering in reliance upon the exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”), provided by Rule 506(c) under Regulation D promulgated under the Securities Act and Section 4(a)(2) of the Securities Act. As of March 31, 2017, there were 16,308,185 shares of our common stock issued and outstanding, and 1,426,909 membership units in the Operating Company issued and outstanding. Each outstanding membership unit in the Operating Company is convertible on a one-for-one basis into shares of our common stock, subject to certain limitations.

Regulation

Our investments are subject to various federal, state, and local laws, ordinances, and regulations, including, among other things, zoning regulations, land use controls, and environmental controls relating to air and water quality, noise pollution, and indirect environmental impacts. We believe that we have all permits and approvals necessary under current law to operate our investments.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and as such we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. A number of these exemptions are not currently relevant to us due to our external management structure, and in any event we do not currently intend to take advantage of any of these exemptions.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to take advantage of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We will remain an emerging growth company until the earliest to occur of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (2) the date on which we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period, and (4) the end of the year in which the 5 year anniversary of our initial public offering of our common stock occurs.

Competition

The commercial real estate market is highly competitive. We compete for tenants to occupy our properties in all of our markets with other owners and operators of commercial real estate. We compete based on a number of factors that include location, rental rates, security, suitability of the property’s design to prospective tenants’

needs, and the manner in which the property is operated and marketed. The number of competing properties in a particular market could have a material effect on our occupancy levels, rental rates and the operating expenses of certain of our properties.

In addition, we compete with other entities engaged in real estate investment activities to locate suitable properties to acquire and purchasers to buy our properties. These competitors include other REITs, specialty finance companies, savings and loan associations, sovereign wealth funds, banks, mortgage bankers, insurance companies, institutional investors, investment banking firms, lenders, governmental bodies, and other entities. Some of these competitors, including larger REITs, have substantially greater marketing and financial resources than we have. The relative size of their portfolios may allow them to absorb properties with lower returns and allow them to accept more risk on a given property than we can prudently manage, including risks with respect to the creditworthiness of tenants. In addition, these same entities may seek financing through similar channels to us. Competition from these REITs and other third party real estate investors may limit the number of suitable investment opportunities available to us. It also may result in higher prices, lower yields, and a narrower spread of yields over our borrowing costs, making it more difficult for us to acquire new investments on attractive terms.

Seasonality

Our investments are not materially impacted by seasonality.

Employees

We have no employees. Our officers are employees of our Manager or its affiliates and are not compensated by us for their service as our officers. The employees of our Manager and its affiliates manage our day-to-day operations and provide management, acquisition, advisory, and certain administrative services for us.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code and have operated as such commencing with the taxable year ended December 31, 2008. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders, which is computed without regard to the dividends paid deduction and excluding net capital gain and does not necessarily equal net income as calculated in accordance with GAAP. As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions.

Financial Information about Industry Segments

          We currently operate in a single reportable segment, which includes the acquisition, leasing, and ownership of net leased properties. See Note 2 of our consolidated financial statements included in this Form 10.

Item 1A.	Risk Factors.

The following are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. You should consider carefully the risks described below and the other information in this Form 10, including our consolidated financial statements and the related notes included in this Form 10. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

General Investment Risks

We may not be able to make distributions to our stockholders at the times or in the amounts we expect, or at all.

We may not be able to continue to generate sufficient cash flow from our properties and from possible distributions on our Convertible Preferred BRE Units, if declared and paid, to permit us to make the distributions we expect. If we pay distributions from the proceeds of our securities offering or from borrowings, the amount of capital we ultimately invest may be reduced which may reduce the value of an investment in us.

There is no public trading market for our common stock and we are not required to effectuate a liquidity event by a certain date or at all, and transfers of shares of our common stock are subject to a number of restrictions. As a result, it will be difficult for our stockholders to sell shares of our common stock and, if they are able to sell their shares, they are likely to sell them at a discount.

There is no current public market for our common stock, we do not expect that any such public market will develop in the future, and we have no obligation to list our shares on any public securities market or provide any other type of liquidity to our stockholders by a particular date, or at all. The shares of our common stock are not registered under federal or state securities laws and therefore cannot be resold unless they are subsequently registered under such laws or unless an exemption from registration is available. Although we have adopted our share redemption program pursuant to which our stockholders may request that we redeem shares of our common stock, it is subject to a number of restrictions. Accordingly, our investors should not expect to be able to sell their shares or otherwise liquidate their investment promptly, if at all, and there can be no assurance that the sales price of any shares which are sold would equal or exceed the price originally paid for the shares. Our investors must be prepared to bear the economic risk of holding their shares of our common stock for an indefinite period of time.

Our stockholders are limited in their ability to sell shares of our common stock pursuant to our share redemption program. Our stockholders may not be able to sell any of their shares of our common stock back to us, and if they do sell their shares, they may not receive the price they paid.

We have adopted a share redemption program to provide an opportunity for our stockholders to have shares of our common stock repurchased at a price equal to or at a discount from the current Determined Share Value in effect as of the date the shares are tendered for redemption, subject to a number of restrictions and limitations. No shares may be repurchased under our share redemption program until after the first anniversary of the date of purchase of such shares without approval from our Independent Directors Committee. Further, we are not obligated to repurchase shares of our common stock under the share redemption program. Notwithstanding the procedures outlined in the share redemption program, our board of directors or Independent Directors Committee may, in its sole discretion, reject any share redemption request made by any stockholder at any time. In addition, the share redemption program limits the number of shares that may be redeemed in any quarter. The total number of shares redeemed in any quarter pursuant to the share redemption program may not exceed (i) 1% of the total number of shares outstanding at the beginning of the applicable calendar year, plus (ii) 50% of the total number of any additional shares of our common stock issued during the prior calendar quarter pursuant to our DRIP;

provided, however, that the total number of shares redeemed during any calendar year may not exceed 5% of the number of shares outstanding as of the first day of such calendar year. There is no fee in connection with a repurchase of shares pursuant to our share redemption program. Finally, our board of directors reserves the right to amend, suspend or terminate the share redemption program at any time upon 30 days notice to our stockholders. As a result of the foregoing, a stockholder may not be able to sell any of its shares of our common stock back to us pursuant to our share redemption program. Moreover, if a stockholder does sell its shares of our common stock back to us pursuant to the share redemption program, the stockholder may not receive the same price it paid for any shares of our common stock being redeemed.

The Independent Directors Committee establishes the Determined Share Value on a quarterly basis. The Determined Share Value is not directly derived from any independent valuation, nor from the value of the existing property portfolio. Investors should use caution in using the Determined Share Value as the current value of shares of our common stock.

On a quarterly basis, the Independent Directors Committee establishes a Determined Share Value per share of our common stock, based on the net asset value of the portfolio, input from management, and such other factors as the Independent Directors Committee may, in its sole discretion, determine, which we refer to as the Determined Share Value. Shares of our common stock are offered in our ongoing private offering at a price per share equal to the current Determined Share Value and cash distributions can be reinvested in additional shares of our common stock pursuant to our distribution reinvestment plan at a price per share equal to 98% of the current Determined Share Value. In addition, shares of our common stock are redeemed by us pursuant to the terms of our share redemption program at a per share price equal to or at a discount to the current Determined Share Value. The Independent Directors Committee may, but is not required to, engage consultants, appraisers and other real estate or investment professionals to assist in their establishment of the Determined Share Value. As a result, the price of the shares of our common stock may not necessarily bear a direct relationship to our book or asset values or to any other established criteria for valuing issued or outstanding common stock and the actual value of an investor’s investment in shares of our common stock could be substantially less than what the stockholder may have paid to purchase the shares.

As with any valuation method, the methods used to determine the Determined Share Value are based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Our assets are valued based upon appraisal standards and the values of our assets using these methods are not required to be a reflection of market value and will not necessarily result in a reflection of fair value under GAAP. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments, and standards could derive different Determined Share Values, which could be significantly different from the Determined Share Values determined by the Independent Directors Committee. The Determined Share Value established as of any given time is not a direct representation or indication that, among other things, (i) a stockholder would be able to realize the full Determined Share Value if he or she attempts to sell their shares, (ii) a stockholder would ultimately realize distributions per share equal to the Determined Share Value upon liquidation of our assets and settlement of our liabilities or upon a sale of our company, (iii) shares of our common stock would trade at the Determined Share Value on a national securities exchange, (iv) a third party would offer the Determined Share Value in an arms-length transaction to purchase all or substantially all of our shares of common stock, or (v) the methodologies used to estimate the Determined Share Value would be acceptable to the requirements of any regulatory agency.

In order to qualify as a REIT, we retain the right to prohibit certain acquisitions and transfers of shares of our common stock, which limits our investors’ ability to purchase or sell shares.

We cannot maintain our qualification as a REIT if, among other requirements: (i) more than 50% of the value of our outstanding common stock is owned, directly or indirectly, by five or fewer stockholders during the last half of each taxable year, or (ii) fewer than 100 persons own our outstanding common stock during at least 335 days of a 12-month taxable year. In order to assist us in meeting certain REIT qualification requirements, our Articles of Incorporation restrict the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding shares of capital stock (which includes common stock and any preferred stock we may issue) and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock unless exempted by our board of directors. We may, therefore, prohibit certain acquisitions and transfers of shares in an attempt to ensure our continued qualification as a REIT. These prohibitions may prevent our existing stockholders from acquiring additional shares, redeeming their shares, or selling their shares to others who may be deemed to, directly or indirectly, beneficially own our common stock.

Risks Related to Our Business

Our success is dependent on the performance of our Manager and Asset Manager and any adverse change in their financial health could cause our operations to suffer.

Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our Manager and Asset Manager and any adverse change in their financial health could cause our operations to suffer. Our Manager and Asset Manager are sensitive to trends in the general economy, as well as the commercial real estate and related markets. An economic downturn could result in reductions in overall transaction volume and size of sales and leasing activities, and would put downward pressure on our Manager’s and Asset Manager’s revenues and operating results. To the extent that any decline in revenues and operating results impacts the performance of our Manager or Asset Manager, our operating results could suffer.

Loss of key personnel of the Manager could delay or hinder our investment strategy, which could limit our ability to make distributions and decrease the value of an investment in us.

We are dependent upon the contributions of key personnel of the Manager. Our overall success and the achievement of our investment objectives depends upon the performance of our senior leadership team, each of whom is an employee of the Manager. We rely on our senior leadership team to, among other things, identify and consummate acquisitions, design and implement our financing strategies, manage our investments, and conduct our day-to-day operations. Members of our senior leadership team could choose to leave employment with the Manager for any number of reasons. We rely on the experience, efforts, and abilities of these individuals, each of whom would be difficult to replace. The loss of services of one or more members of our senior leadership team, or the Manager’s inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities, and weaken our relationships with lenders, business partners, existing and prospective tenants, and industry participants, all of which could materially and adversely affect us.

In particular, Amy L. Tait and Christopher J. Czarnecki, our Executive Chairman of the board of directors and Chief Investment Officer and our Chief Executive Officer, respectively, and employees of the Manager, have significant real estate experience which would be difficult to replace. Each of Ms. Tait and Mr. Czarnecki has an employment agreement with the Manager which includes non-competition and non-solicitation covenants; however, these agreements could be amended by the Manager from time to time. Although the Manager has “key employee” life and disability insurance on each of Ms. Tait and Mr. Czarnecki, the proceeds of that insurance will be used as determined by the board of managers of the Manager, which consists of two appointees of the Manager’s management and two appointees of Trident BRE, and may be diverted to uses other than replacing the deceased or incapacitated executive. We may suffer direct, reputational, and other costs in the event of the loss of the services of either Ms. Tait or Mr. Czarnecki.

We pay substantial fees to our Manager and Asset Manager. These fees were not negotiated at arm’s length, may be higher than fees payable to unaffiliated third parties and may reduce cash available for investment.

We pay substantial fees to our Manager and Asset Manager. These fees were agreed to prior to the company accepting outside capital from investors other than our sponsors and were not negotiated at arm’s length. Due to the fact that these fees were determined without the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties, the fees could be in excess of amounts that we would otherwise pay to third parties for such services. In addition, the full offering price paid by our investors in our private offering will not be invested in properties. The proceeds are primarily used to acquire and operate our properties, but may also used by us for general corporate purposes and to pay fees due to the Manager and the Asset Manager. As a result, stockholders will only receive a full return of their invested capital if we either (1) sell our assets or our company for a sufficient amount in excess of the original purchase price of our assets or (2) the market value of our company after we list our shares of common stock on a national securities exchange is substantially in excess of the original purchase price of our assets.

We may not receive our expected cumulative preferred return on our investment in the Convertible Preferred BRE Units and, if we do not timely convert the Convertible Preferred BRE Units into common membership units of the Manager, we will not participate in any liquidation event of the Manager in excess of our investment in the Convertible Preferred BRE Units and cumulative preferred return.

The Convertible Preferred BRE Units we hold are entitled to distributions from the Manager equal to a cumulative 7.0% annual preferred return, payable prior to distributions paid to the holders of common membership units of the Manager, which preferred return increases annually by 0.25%. However, there can be no assurance that the board of managers of the Manager will declare and pay such distributions. The Convertible Preferred BRE Units are convertible, in whole and not in part, into common membership units of the Manager during the period from January 1, 2018 to December 31, 2019 (“conversion period”). If we do not elect to convert the Convertible Preferred BRE Units into common membership units of the Manager during the conversion period, we will be limited to a return of our investment in the Convertible Preferred BRE Units and any unpaid cumulative preferred return payable on the Convertible Preferred BRE Units in the event of a liquidation of the Manager.

As holder of the Convertible Preferred BRE Units, we have limited rights to approve or disapprove actions of the Manager.

We have limited rights to participate in the management of or control the Manager. The Convertible Preferred BRE Units have no voting rights, except for the limited right to approve, voting as a class, any amendment to the limited liability company agreement of the Manager which would materially and adversely affect the rights of the Convertible Preferred BRE Units or would create a series or type of membership interests senior to or on a parity with the Convertible Preferred BRE Units. As holder of the Convertible Preferred BRE Units, we do have the right to appoint one individual to attend, in an observer capacity, any meeting of the board of managers of the Manager and receive information provided to the managers of the Manager; however such individual has no power to participate in the voting of the board of managers of the Manager or otherwise control the Manager.

We expect to incur significant costs in connection with Exchange Act compliance and we may become subject to liability for any failure to comply, which could materially impact our financial performance.

We will incur significant legal, accounting, insurance, and other expenses as a result of our registration of our common stock under the Exchange Act, which will subject us to Exchange Act rules and related reporting requirements. This compliance with the reporting requirements of the Exchange Act will require timely filing of Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and Current Reports on Form 8-K, among other actions. Further, the Dodd-Frank Act and the Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC, have increased the costs of corporate governance, reporting, and disclosure practices to which we will be subject upon the effectiveness of this Form 10 and later dates, as applicable. Rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional regulatory changes. Our efforts to comply with applicable laws and regulations, including requirements of the Exchange Act, are expected to involve significant, and potentially increasing, costs. In addition, these laws, rules, and regulations create new legal bases for administrative, civil, and criminal proceedings against us in case of non-compliance, thereby increasing our risk of liability and potential sanctions.

A cybersecurity incident and other technology disruptions could negatively impact our business.

We use technology in substantially all aspects of our business operations. We also use mobile devices, outside vendors, and other online activities to connect with our tenants, vendors, and employees of our affiliates.

Such uses give rise to potential cybersecurity risks, including security breach, espionage, system disruption, theft, and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and confidential information and intellectual property, including tenants’ and suppliers’ information, private information about employees of our affiliates, and financial and strategic information about us. If we fail to assess and identify cybersecurity risks associated with our operations, we may become increasingly vulnerable to such risks. Additionally, the measures we have implemented to prevent security breaches and cyber incidents may not be effective. The theft, destruction, loss, misappropriation, or release of sensitive or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of tenants, potential liability, and competitive disadvantage, any of which could result in a material adverse effect on our financial condition or results of operations.

A failure to maintain effective internal controls could have a material adverse effect on our business, financial condition, and results of operations.

Effective internal controls over financial reporting, disclosures, and operations are necessary for us to provide reliable financial reports and public disclosures, effectively prevent fraud, and operate successfully. If we cannot provide reliable financial reports and public disclosures or prevent fraud, our reputation and operating results would be harmed. Our internal controls over financial reporting and our operating internal controls may not prevent or detect financial misstatements or loss of assets because of inherent limitations, including the possibility of human error, management override of controls, or fraud. Effective internal controls can provide only reasonable assurance with respect to financial statement accuracy, public disclosures, and safeguarding of assets. Any failure of these internal controls, including any failure to implement required new or improved controls as a result of changes to our business or otherwise, or if we experience difficulties in their implementation, could result in decreased investor confidence in the accuracy and completeness of our financial reports and public disclosures, civil litigation, or investigations by the SEC or other regulatory authorities, which may adversely impact our business, financial condition, and results of operations and we could fail to meet our reporting obligations.

If we internalize our management functions, we could incur other significant costs associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire the Manager’s and the Asset Manager’s assets and hire the Manager’s personnel. While we would no longer bear the costs of the various fees and expenses we expect to pay to the Manager and the Asset Manager under the Property Management Agreement and the Asset Management Agreement, our direct expenses would include additional general and administrative costs that are currently paid by the Asset Manager and Manager. In addition, we could be required to pay certain costs and contract termination fees in connection with our current management agreements with the Manager and the Asset Manager. For additional information regarding these termination fees, please see Item 7. “Certain Relationships and Related Transactions and Director Independence” of this Form 10. We would also be required to employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances as well as incur the compensation and benefits costs of our officers and other employees and consultants that are paid by the Manager and the Asset Manager. We cannot reasonably estimate the amount of fees to the Manager and the Asset Manager we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to the Manager and the Asset Manager, our funds from operations would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders.

Disruptions in the financial markets and deteriorating economic conditions could adversely impact our ability to implement our investment strategy and achieve our investment objectives.

The United States and global financial markets have experienced extreme volatility and disruption within the past decade. There was a widespread tightening in overall credit markets, devaluation of the assets underlying certain financial contracts, and increased borrowing by governmental entities. The turmoil in the capital markets resulted in constrained equity and debt capital available for investment in the real estate market, resulting in fewer buyers seeking to acquire properties, increases in capitalization rates, and lower property values. Recently, capital has been more available and the overall economy has begun to improve. However, the failure of a sustained economic recovery or future disruptions in the financial markets and deteriorating economic conditions could impact the value of our investments in properties. In addition, if potential purchasers of properties have difficulty obtaining capital to finance property acquisitions, capitalization rates could increase and property values could decrease. Current economic conditions greatly increase the risks of our investments. See “– Risks Related to Investments in Real Estate.”

We report FFO and AFFO, each of which is a non-GAAP financial measure.

We report FFO and AFFO, each of which is a non-GAAP financial measure, which we believe to be appropriate supplemental measures to reflect our operating performance.

Not all REITs calculate FFO and AFFO and other similar measures in the same way, and therefore comparisons of our disclosures of such measures with that of other REITs may not be meaningful. FFO and AFFO should not be considered as an alternative to net income as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and AFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. We have provided a reconciliation of these measures to net income, which we believe to be the most comparable GAAP measure, in Item 2. “Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Net Income and Non-GAAP Measures (FFO and AFFO),” of this Form 10.

Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO and AFFO. In the future, the SEC or another regulatory body may decide to standardize the allowable adjustments across the REIT industry and in response to such standardization we may have to adjust our calculation and characterization of FFO and AFFO accordingly.

Risks Related to Our Organizational Structure

Maryland law and our organizational documents limit the rights of our stockholders to bring claims against our officers and directors.

Maryland law provides that a director of a Maryland corporation will not have any liability in that capacity if he or she performs his or her duties in accordance with the applicable standard of conduct. In addition, our Articles of Incorporation provide that, subject to the applicable limitations set forth therein or under Maryland law, no director or officer will be liable to us or our stockholders for monetary damages. Our Articles of Incorporation also provide that we will generally indemnify and advance expenses to our directors, our officers, and our Asset Manager and its affiliates for losses they may incur by reason of their service in those capacities subject to any limitations under Maryland law or in our Articles of Incorporation. Moreover, we have entered into separate indemnification agreements with each of our directors and executive officers. As a result, we and our stockholders may have more limited rights against these persons than might otherwise exist under common law, which could reduce our stockholders’ and our recovery against such persons. In addition, we may be obligated to fund the defense costs incurred by these persons in some cases, which would reduce the cash available for distributions. We have purchased insurance under a policy that insures both us and our officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above.

The limit on the number of shares of our common stock a person may own may discourage a takeover or business combination that could otherwise result in a premium price to our stockholders.

Our Articles of Incorporation authorize our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Our Articles of Incorporation restrict the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding shares of capital stock (which includes common stock and any preferred stock we may issue) and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock unless exempted by our board of directors. This restriction may discourage a change of control of us and may deter individuals or entities from making tender offers for shares of our common stock on terms that might be financially attractive to stockholders or which may cause a change in our management. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease our stockholders’ ability to sell their shares of our common stock.

We may issue preferred stock or separate classes or series of common stock, the issuance of which could adversely affect the holders of our common stock.

Our Articles of Incorporation authorize us to issue up to 100,000,000 shares of stock, and our board of directors, without any action by our stockholders, may amend our Articles of Incorporation from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Holders of shares of our common stock do not have preemptive rights to acquire any shares issued by us in the future.

In addition, our board of directors may classify or reclassify any unissued shares of our common stock or preferred stock and establish the preferences, rights and powers of any such stock. As a result, our board of directors could authorize the issuance of preferred stock or separate classes or series of common stock with terms and conditions that could have priority, with respect to distributions and amounts payable upon our liquidation, over the rights of our common stock. The issuance of shares of such preferred or separate classes or series of common stock could dilute the value of an investment in shares of our common stock. The issuance of shares of preferred stock or a separate class or series of common stock could also have the effect of delaying, discouraging, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

The Independent Directors Committee may change our investment policies without stockholder approval, which could alter the nature of an investment in us.

The methods of implementing our investment policies and strategy may vary as new real estate development trends emerge, new investment techniques are developed, and market conditions evolve. Our investment policies, the methods for their implementation, and our other objectives, policies, and procedures may be altered by the Independent Directors Committee without the approval of our stockholders. As a result, the nature of an investment in us could change without the consent of our stockholders.

Our UPREIT structure may result in potential conflicts of interest with members in the Operating Company whose interests may not be aligned with those of our stockholders.

We use an UPREIT structure because a contribution of property directly to us, rather than the Operating Company, is generally a taxable transaction to the contributing property owner. In the UPREIT structure, a contributor of a property may transfer the property to the Operating Company in exchange for membership units and defer taxation of a gain until the contributor later disposes of or exchanges its membership units for shares of our common stock. We believe that using an UPREIT structure gives us an advantage in acquiring desired properties from persons who may not otherwise sell their properties because of unfavorable tax results.

We may issue membership units of the Operating Company in connection with certain transactions. Members in the Operating Company have the right to vote on certain amendments to the limited liability company agreement of the Operating Company, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with the interests of our stockholders. As the managing member of the Operating Company, we are obligated to act in a manner that is in the best interest of all members of the Operating Company. Circumstances may arise in the future when the interests of members in the Operating Company may conflict with the interests of our stockholders. These conflicts may be resolved in a manner stockholders do not believe are in their best interest.

The value of an investment in our common stock may be reduced if we are required to register as an investment company under the Investment Company Act, and if we are subject to registration under the Investment Company Act, we will not be able to continue our business.

Neither we, the Operating Company, nor any of our subsidiaries intend to register as an investment company under the Investment Company Act. The Operating Company’s and subsidiaries’ investments in real estate will represent the substantial majority of our total asset mix. In order for us not to be subject to regulation under the Investment Company Act, we engage, through the Operating Company and our wholly and majority-owned subsidiaries, primarily in the business of buying real estate.

If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure, and other rules and regulations that would significantly change our operations and significantly increase our operating expenses.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We expect that most of our assets will be held through wholly or majority-owned subsidiaries of the Operating Company. We believe that we, the Operating Company, and most of the subsidiaries of the Operating Company will not fall within either definition of investment company under Section 3(a)(1) of the Investment Company Act as we intend to invest primarily in real property, through our wholly or majority-owned subsidiaries, which we expect to have at least 60% of their assets in real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through the Operating Company, which in turn is a holding company conducting its business through its subsidiaries. Both we and the Operating Company intend to conduct our operations so that they comply with the 40% test. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that neither we nor the Operating Company will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither we nor the Operating Company will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the Operating Company’s wholly owned or majority owned subsidiaries, we and the Operating Company will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real property.

To ensure that neither we nor any of our subsidiaries, including the Operating Company, are required to register as an investment company, each entity may be unable to sell assets that it would otherwise want to sell and may need to sell assets that it would otherwise wish to retain. In addition, we, the Operating Company or our subsidiaries may be required to acquire additional income- or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. Although we, the Operating Company and our subsidiaries intend to monitor our portfolio periodically and prior to each acquisition and disposition, any of these entities may not be able to remain outside the definition of investment company or maintain an exclusion from the definition of investment company. If we, the Operating Company or our subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.

Risks Related To Conflicts of Interest

The officers and employees of the Manager and its affiliates face competing demands relating to their time, which may cause our operating results to suffer.

The officers and employees of the Manager and the Asset Manager are not prohibited from raising money for, or managing, other investment entities, or from engaging in business activities and investments unrelated to us. As a result, these persons may have competing demands on their time and resources and they may face conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than is necessary or appropriate. If this occurs, the returns on an investment in our company may suffer.

The Manager and Asset Manager currently sponsor and provide services to Broadtree Residential, Inc., a private REIT with approximately $125 million in investments in a diversified pool of income-producing residential U.S. real estate. As of March 31, 2017, the Manager employed approximately 36 individuals who dedicate time to both Broadstone Net Lease, Inc., and Broadtree Residential, Inc. The Manager and Asset Manager may sponsor and provide services to additional entities in the future.

Our officers and certain of our directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns for our investors.

Our executive officers and affiliated directors are also officers and managers of, and in some cases equity investors in, our Manager and other affiliated entities. Most significantly, Amy L. Tait, our Executive Chairman of the board of directors and Chief Investment Officer, serves as an executive officer of the Manager, is a member of the Manager’s board of managers, and as of March 31, 2017, owns, together with an investment entity for the families of Ms. Tait and the late Norman Leenhouts, an approximately 45.20% equity ownership interest in the Manager, and Christopher J. Czarnecki, our Chief Executive Officer and a member of our board of directors, is an executive officer of the Manager and a member of the Manager’s board of managers. Mr. Czarnecki and our other executive officers also own membership interests in the Manager. All of our executive officers are officers of the Manager and, in certain circumstances, other affiliated entities.

As a result, these individuals owe fiduciary duties to the Manager and other affiliated entities, which may conflict with the duties that they owe to us and our stockholders. Their responsibilities to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. If we do not successfully implement our business strategy, we may be unable to generate cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

The Manager and the Asset Manager and their respective affiliates, including some of our directors and officers, face conflicts of interest relating to our compensation arrangements with the Manager and the Asset Manager, which could result in actions that are not in the best interests of our stockholders.

Pursuant to the Asset Management Agreement and the Property Management Agreement, the Asset Manager and the Manager receive substantial fees from us in return for their services. These compensation arrangements could influence the advice and services provided to us by the Asset Manager and the Manager and present potential conflicts of interest for the officers, employees, and equity owners of the Manager and Asset Manager who also serve as our directors and officers.

Pursuant to the Asset Management Agreement, the Asset Manager is entitled to receive substantial compensation regardless of our performance or the quality of the services provided to us. As a result, the Asset Manager’s interests may not be wholly aligned with those of our stockholders. Our Asset Manager could be motivated to recommend riskier or more speculative investments in order to generate higher annual asset management fees regardless of the quality of the properties acquired or the services provided to us. In addition, because the asset management fees payable to the Asset Manager are subject to deferral through December 31, 2017 in the event distributions to our stockholders do not equal at least $3.50 in any rolling twelve-month period, the Asset Manager may increase borrowings or sell properties in order to fund the distributions needed to avoid such a deferral and permit payment of the asset management fee on a current basis. Further, the acquisition fees and disposition fees payable by us to the Asset Manager may incentivize the Asset Manager to recommend or pursue property acquisitions or dispositions that it would otherwise not recommend or pursue, or upon different terms than it would otherwise find acceptable, if it was not entitled to such fees.

Pursuant to the Property Management Agreement, the Manager is entitled to receive a property management fee based on the gross rentals payable by the tenants in our properties regardless of the properties’ quality, our overall financial performance, or the quality of the services provided to us by the Manager. As a result, our Manager’s interests may not be wholly aligned with those of our stockholders. The management fees paid to the Manager could also incentivize the Asset Manager to recommend or pursue property acquisitions that it would otherwise not recommend or pursue, or upon different terms than it would otherwise find acceptable, if the Manager was not entitled to such fees.

For additional information regarding these compensation arrangements, see Item 7. “Certain Relationships and Related Transactions and Director Independence” of this Form 10.

The Asset Manager and Manager are entitled to significant termination fees in the event that we terminate the Asset Management Agreement or Property Management Agreement.

Pursuant to the Asset Management Agreement and the Property Management Agreement, in the event that we terminate the Asset Management Agreement or the Property Management Agreement other than for “cause” (as defined in the Asset Management Agreement and the Property Management Agreement), we are required to pay the Asset Manager or the Manager, as applicable, a significant termination fee. The termination fee payable pursuant to the Asset Management Agreement is equal to three times the asset management fee to which the Asset Manager was entitled during the twelve-month period immediately preceding the date of the termination. The termination fee payable pursuant to the Property Management Agreement is equal to three times the property management fee to which the Manager was entitled during the twelve-month period immediately preceding the date of the termination. The existence of these termination fees may create conflicts of interest with respect to the termination of the Asset Management Agreement and the Property Management Agreement.

Trident BRE holds a significant ownership interest in the Manager, has the power to appoint two members of the board of managers of the Manager, and employs one of the non-independent members of our board of directors. Trident BRE’s interests may not be fully aligned with those of our other stockholders.

As of March 31, 2017, Trident BRE holds an approximate 45.20% equity ownership interest in the Manager, and has the power to appoint two of the four members of the board of managers of the Manager. In addition, Agha Khan, one of the two non-independent members of our board of directors appointed by the Asset Manager, is an employee of Stone Point Capital LLC, an affiliate of Trident BRE. The other member of the board of managers of the Manager appointed by Trident BRE and Mr. Khan owe duties to Stone Point Capital LLC and Trident BRE and their affiliates in addition to their duties to the Manager and us, and may face conflicts of interests as a result. Trident BRE may influence the manner in which our Asset Manager (a wholly-owned subsidiary of the Manager) seeks to acquire or dispose of properties or otherwise performs its duties under the Asset Management Agreement or cause the Manager or its affiliates to take on new activities unrelated to our business.

Risks Related to Investments in Real Estate

Our operating results are affected by economic and regulatory changes that impact the real estate market in general.

Our investments in real properties are subject to risks generally attributable to the ownership of real property, including:

•	changes in global, national, regional, or local economic, demographic, or real estate market conditions;

•	changes in supply of or demand for similar properties in an area;

•	increased competition for real property investments targeted by our investment strategy;

•	bankruptcies, financial difficulties, or lease defaults by tenants;

•	changes in interest rates and availability of financing;

•	changes in the terms of available financing, including more conservative loan-to-value requirements and shorter debt maturities;

•	competition from other properties;

•	the inability or unwillingness of tenants to pay rent increases;

•	changes in government rules, regulations, and fiscal policies, including changes in tax, real estate, environmental, and zoning laws; and

•	changes in the prices of fuel and energy consumption, cost of labor and material, and water and environmental restrictions, which may affect the businesses of tenants and their ability to meet their lease payments.

All of these factors are beyond our control. Any negative changes in these factors could affect our ability to meet our obligations and make distributions to stockholders.

We are unable to predict future changes in global, national, regional, or local economic, demographic, or real estate market conditions. For example, a recession or rise in interest rates could make it more difficult for us to lease or dispose of properties and could make alternative interest-bearing and other investments more attractive and therefore potentially lower the relative value of the real estate assets we acquire. These conditions, or others we cannot predict, may adversely affect our results of operations and returns to our stockholders. In addition, the value of the properties we acquire may decrease following the date we acquire such properties due to the risks described above or any other unforeseen changes in market conditions. If the value of our properties decreases, we may be forced to dispose of our properties at a price lower than the price we paid to acquire our properties, which could adversely impact the results of our operations and our ability to make distributions and return capital to our investors.

We face competition for the purchase and financing of properties from entities with substantially more capital at their disposal that may cause us to have difficulty finding or maintaining properties that generate favorable returns.

We compete with many other entities engaged in real estate investment activities, including other REITs, specialty finance companies, savings and loan associations, sovereign wealth funds, banks, mortgage bankers, insurance companies, institutional investors, investment banking firms, lenders, governmental bodies, and other entities, many of which have greater resources than we do. Larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Further, the rental rates that we are able to receive on the properties we purchase depend substantially upon the presence of competition from these other property purchasers and, to a certain extent, upon the availability of mortgage financing at similar rates that would allow a tenant to own its property. The availability of these alternative purchasers or sources of financing at lower rates has periodically caused competition for attractive properties and caused reduction in market rental rates, both of which could diminish returns to our investors.

A concentration of our investments in a certain state or geographic regions may leave our profitability vulnerable to a downturn or slowdown in state or region.

Our current Investment Policy provides that we may not invest more than 15% of the aggregate cost of our portfolio in properties located in any single metropolitan statistical area or more than 20% of the aggregate cost of our portfolio in properties located in any single state. However, if our Investment Policy was amended or for some other reason our investments became concentrated in a particular state or geographic region, and such state or geographic region experiences economic difficulty disproportionate to the nation as a whole, then the potential effects on our revenues, and as a result, our cash available for distribution to our stockholders, could be more pronounced than if we had more fully diversified our investments geographically.

A significant portion of our property portfolio’s annual base rent is concentrated in specific industry classifications, tenants and geographic locations.

As of March 31, 2017 approximately 25.7% of the NTM Rent from our property portfolio was generated by tenants in the restaurant industry and approximately 20.5% of the NTM Rent was generated by tenants in the healthcare industry. Any economic difficulties or downturns which disproportionately impact such industries could have an adverse effect on our results of operations and ability to pay distributions.

We are dependent on our tenants for substantially all of our revenue and our success is materially dependent on the financial stability of our tenants.

Each of our existing properties is occupied by only one master tenant, and as a result our success is dependent on the financial stability of these tenants in the aggregate. Our tenants encounter significant macroeconomic, governmental, and competitive forces. Adverse changes in consumer spending or consumer preferences for particular goods, services, or store based retailing could severely impact the ability of certain of our tenants to pay rent. The default or financial distress of a tenant on its lease payments may cause us to lose some of the anticipated revenue from the property. Vacancies in properties reduce our revenues, increase property expenses, and could decrease the value of each such vacant property. In the event of a material default under a lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and possibly re-letting the property. If a lease is terminated, we cannot assure our investors that the property could be leased for the same amount of rent previously received or that we could sell the property without incurring a loss.

In addition, our ability to increase our revenues and operating income may depend on steady growth of demand for the products and services offered by our tenants. A significant decrease in demand for our tenants’ products and services for any reason could result in a reduction in tenant performance and consequently, adversely affect us.

If a tenant files for bankruptcy, we may be precluded from collecting all sums due to us.

If a tenant, or the guarantor of a lease of a tenant, commences, or has commenced against it, any legal or equitable proceeding under any bankruptcy, insolvency, receivership, or other debtor’s relief statute or law (collectively, a “bankruptcy proceeding”), we may be unable to collect all sums due to us under that tenant’s lease. Any or all of the lease obligations of our tenants, or any guarantor of our tenants, could be subject to a bankruptcy proceeding which may bar our efforts to collect pre-bankruptcy debts from these entities or their properties, unless we are able to obtain an enabling order from the bankruptcy court. If our lease is rejected by a tenant in bankruptcy, we may only have a general unsecured claim against the tenant and may not be entitled to any further payments under the lease. A bankruptcy proceeding could hinder or delay our efforts to collect past due balances and ultimately preclude collection of these sums, resulting in a decrease or cessation of rental payments and reducing returns to our investors.

If we are delayed or unable to find suitable investments, we may not be able to achieve our investment objectives and our investors’ returns may be reduced.

We may experience difficulty in finding attractive properties resulting in a delay of investment of the proceeds from our ongoing offering in real estate and reducing our ability to make distributions and, thus, the returns to our investors. Our investors’ returns may be reduced to the extent we are delayed in our selection and acquisition of real estate properties. The proceeds of our ongoing private offering will generally be used to pay down existing advances under the Operating Company’s line of credit or invested at money market rates until such time as it is used to acquire a real estate property. Any proceeds from our ongoing private offering that are ultimately invested by the Operating Company at money market rates will likely produce less income than if such proceeds were immediately invested in real estate properties. As a result, our investors’ returns may be reduced to the extent we are delayed in our selection and acquisition of real estate properties.

Some properties may be suitable for only one use and may be costly to refurbish if a lease is terminated.

The properties we purchase may be designed for a particular type of tenant or tenant use. If a tenant of such property does not renew its occupancy or defaults on its lease, the property might not be marketable without substantial capital improvements. The cost of such improvements may reduce the amount of cash available for distributions to our investors. An attempt to lease or sell the property without such improvements could also result in a lower rent or selling price and may also reduce the amount of cash available for distributions to our investors.

Our real estate investments are illiquid.

Because real estate investments are relatively illiquid, our ability to adjust our portfolio promptly in response to economic or other conditions may be limited. Certain significant expenditures generally do not change in response to economic or other conditions, including: (i) debt service (if any), (ii) real estate taxes, and (iii) operating and maintenance costs. This combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced earnings and could have an adverse effect on our financial condition.

We may experience difficulty in the sale of a property and could be forced to sell a property at a price that reduces the return to our investors.

The real estate market is affected by many factors that are out of our control, including the availability of financing, interest rates, and other factors, as well as supply and demand for real estate investments. As a result, we cannot predict whether we will be able to sell a property or whether such sale could be made at a favorable price or on terms acceptable to us. We also cannot predict the length of time which will be needed to identify a purchaser or to complete the sale of any property.

We can reinvest proceeds from sales of our properties in replacement properties without our investors’ approval.

We may, from time to time, sell a property and reinvest the proceeds in a replacement property rather than make a distribution to our investors. Our investors will not have a right to the cash received by the Operating Company from the sale of a property and must rely upon the ability of the Asset Manager to find replacement properties in which to reinvest the proceeds.

Long-term leases may not result in fair market lease rates over time; therefore, our income and our distributions to our stockholders could be lower than if we did not enter into long-term leases.

We generally lease our properties pursuant to long-term leases with terms of 10 or more years, often with extension options. Our long-term leases generally provide for rents to increase over time, due to fixed rent increases or increases based upon increases in the consumer price index or financial metrics related to the tenant. However, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that even after contractual rental increases the rent under our long-term leases is less than then-current market rental rates. Further, we may have a limited ability to terminate those leases or to adjust the rent to then-prevailing market rates.

Certain provisions of our leases or loan agreements may be unenforceable.

Our rights and obligations with respect to the leases at our properties, mortgage loans, or other loans are governed by written agreements. A court could determine that one or more provisions of such an agreement are unenforceable, such as a particular remedy, a master lease covenant, a loan prepayment provision, or a provision governing our security interest in the underlying collateral of a borrower or lessee. We could be adversely impacted if this were to happen with respect to an asset or group of assets.

Our costs of compliance with governmental laws and regulations may reduce the investment return of our stockholders.

All real property and the operations conducted on real property are subject to numerous federal, state and local laws and regulations. We cannot predict what laws or regulations will be enacted in the future, how future laws or regulations will be administered or interpreted, or how future laws or regulations will affect us or our properties, including, but not limited to, environmental laws and regulations. Compliance with new laws or regulations, or stricter interpretation of existing laws, may require us or our tenants to incur significant expenditures, impose significant liability, restrict or prohibit business activities, and could cause a material adverse effect on our results of operation.

We may be subject to known or unknown environmental liabilities and hazardous materials on our properties.

There may be known or unknown environmental liabilities associated with properties we own or acquire in the future. Certain uses of some properties may also have a heightened risk of environmental liability because of the hazardous materials used in performing services on those properties, such as convenience stores with underground petroleum storage tanks or auto parts and auto service businesses using petroleum products, paint, machine solvents, and other hazardous materials. Some properties may contain asbestos or asbestos-containing materials, or may contain or may develop mold or other bio-contaminants. Asbestos-containing materials must be handled, managed, and removed in accordance with applicable governmental laws, rules and regulations. Mold and other bio-contaminants can produce airborne toxins, may cause a variety of health issues in individuals and must be remediated in accordance with applicable governmental laws, rules, and regulations.

The Asset Manager undertakes customary environmental diligence prior to our acquisition of any property. As a current or previous owner of a real estate property, however, we may be required to remove or remediate hazardous or toxic substances on, under, or in such property under various federal, state, and local environmental laws, ordinances, and regulations. These laws may impose liability whether or not the Operating Company knew of, or was responsible for, the presence of such hazardous or toxic substances. Our use and operation of a property may also be restricted by environmental laws or require certain expenditures. Failure to comply with environmental laws may result in sanctions by governmental agencies or liability to third parties. The cost of compliance or defense against claims from a contaminated property will likely affect our results of operations and ability to make distributions.

The insurance we purchase for our properties might not be adequate to cover losses we incur.

Although the Manager arranges for, or will require tenants to maintain, comprehensive insurance coverage on our properties, some catastrophic types of losses (e.g., from hurricanes, floods, earthquakes, or other types of natural disasters or wars or other acts of violence) may be either uninsurable or not economically insurable. If a disaster occurs, we could suffer a complete loss of capital invested in, and any profits expected from, the affected properties. If uninsured damages to a property occur or a loss exceeds policy limits and we do not have adequate cash to fund repairs, we may be forced to sell the property at a loss or to borrow capital to fund the repairs.

Risks Related to Debt Financing

Our business strategy relies on external financing and, as a result, we may be negatively affected by restrictions on additional borrowings and are subject to the risks associated with leverage, including our debt service obligations.

We use leverage so that we may make more investments than would otherwise be possible in order to maximize potential returns to stockholders. We have been gradually reducing our overall leverage over the past few years, particularly in light of the Operating Company receiving an investment grade credit rating, but we still maintain a significant amount of debt, and may increase our debt going forward. Our ability to achieve our investment objectives will be affected by our ability to borrow money in sufficient amounts and on favorable terms. In addition, we may be unable to obtain the degree of leverage we believe to be optimal, which may cause us to have less cash for distribution to stockholders than we would have with an optimal amount of leverage.

We have incurred, and intend to incur in the future, unsecured borrowings and mortgage indebtedness, which may increase our business risks, could hinder our ability to make distributions, and could decrease the value of an investment in our shares.

We have incurred, and plan to incur in the future, financing through unsecured borrowings under term loans and our revolving line of credit and mortgage loans secured by some or all of our real properties. In some cases the mortgage loans we incur are guaranteed by us, the Operating Company, or both. We may also borrow funds if necessary to satisfy the requirement that we distribute to stockholders as dividends at least 90% of our annual REIT taxable income, or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes. Our current Leverage Policy targets a leverage ratio equal to 35% to 45% of the approximate market value of our assets. The actual leverage ratio will vary over time but may not exceed 50% without the approval of the Independent Directors Committee. Depending on market conditions and other factors, the Independent Directors Committee may change our Leverage Policy from time to time in its discretion.

We may incur mortgage debt on a particular property, especially if we believe the property’s projected cash flow is sufficient to service the mortgage debt. If there is a shortfall in cash flow, however, then the amount available for distributions to our stockholders may be affected. In addition, incurring mortgage debt may increase the risk of loss since defaults on indebtedness secured by a property may result in foreclosure actions initiated by lenders and our loss of the property securing the loan that is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any of the proceeds. We may give full or partial guarantees to lenders to the Operating Company or its affiliates. If we give a guaranty on behalf of the Operating Company, we will be responsible to the lender for satisfaction of the debt if it is not paid by the Operating Company. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one of our real properties may be affected by a default. If any of our properties are foreclosed upon due to a default, our results of operations and ability to pay distributions to our stockholders may be adversely affected.

Our line of credit and term loan agreements contain various covenants which, if not complied with, could accelerate our repayment obligations, thereby materially and adversely affecting our liquidity, financial condition, results of operations, and ability to pay distributions to stockholders.

We are subject to various financial and operational covenants and financial reporting requirements pursuant to the agreements we have entered into governing our line of credit and term loans. These covenants require us to, among other things, maintain certain financial ratios, including fixed charge coverage, debt service coverage, and a minimum tangible net worth, amongst others. As of March 31, 2017, we were in compliance with all of our loan covenants. Our continued compliance, however, with these covenants depends on many factors, and could be impacted by current or future economic conditions, and thus there are no assurances that we will continue to comply with these covenants. Failure to comply with these covenants would result in a default which, if we were unable to obtain a waiver from the lenders, could accelerate our repayment obligations and thereby have a material adverse impact on our liquidity, financial condition, results of operations and ability to pay distributions to stockholders.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.

We have a significant amount of debt. Although we believe we have effectively hedged the risk of interest rate increases through swaps, we will need to refinance our debt in the future. Accordingly, increases in interest rates would increase our interest costs, which could have a material adverse effect on our operating cash flow and ability to pay distributions. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our properties at times which may not permit realization of the maximum or anticipated return on such investments.

An inability to refinance existing mortgage debt as it matures could impact distributions to our stockholders.

Since the mortgage loans secured by certain of our properties amortize over a period longer than their maturity, we will owe substantial amounts of principal on the maturity of such loans. If we cannot refinance these loans on favorable terms, more of our cash from operations may be required to service the loans, properties may have to be sold to fund principal repayments, or properties may be lost to foreclosure. This could adversely affect our results of operations and reduce cash available for distributions.

Failure to maintain our current credit rating could adversely affect our cost of capital, liquidity, and access to capital markets.

In March of 2016, Moody’s Investors Service assigned the Operating Company an investment grade credit rating of Baa3 with a stable outlook, which was re-affirmed in March of 2017. As a result of receiving the investment grade credit rating, effective April 1, 2016, the interest rate pricing grids utilized to determine the spread we pay over LIBOR for two of our three unsecured credit facilities changed from being dependent upon our leverage ratio, to being dependent upon our credit rating. The rating is based on a number of factors, including an assessment of our financial strength, portfolio size and diversification, credit and operating metrics, and sustainability of cash flow and earnings. If we are unable to maintain our current credit rating it could adversely affect our cost of capital, liquidity, and access to capital markets. Factors that could negatively impact our credit rating include, but are not limited to: a significant increase in our leverage on a sustained basis; a significant increase in secured debt levels; a significant decline in our unencumbered asset base; and a significant decline in our portfolio diversification.

Disruptions in the financial markets or deteriorating economic conditions could adversely affect our ability to obtain debt financing on attractive terms and impact our acquisitions and dispositions.

In periods when the capital and credit markets experience significant volatility, the amounts, sources, and cost of capital available to us may be adversely affected. We use external financing to refinance indebtedness as it matures and to partially fund our acquisitions. If sufficient sources of external financing are not available to us on cost effective terms, we could be forced to limit our planned business activities or take other actions to fund our business activities and repayment of debt such as selling assets or reducing our cash distributions. To the extent that we are able to, or choose to, access capital at a higher cost than we have experienced in recent years, our earnings and cash flows could be adversely affected. Uncertainty in the credit markets also could negatively impact our ability to make acquisitions, make it more difficult or impossible for us to sell properties, or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing.

Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net income and the investment return of our stockholders would be adversely affected.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. A loss of our REIT status would reduce distributions to our stockholders due to our additional tax liability. In addition, distributions to our stockholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we may need to borrow funds or liquidate some of our properties in order to pay the applicable taxes.

Legislative, regulatory or administrative changes could adversely affect us and our tenants.

Legislative, regulatory or administrative changes could be enacted or promulgated at any time, either prospectively or with retroactive effect, and may adversely affect us and our tenants.

The President, the House leadership, and the Senate leadership all have expressed interest in passing comprehensive tax reform this year. While certain aspects of tax reform proposals have been described, proposed legislation has not yet been introduced by the leaders of the House Ways and Means Committee or the Senate Finance Committee. None of the descriptions of tax reform proposals have specifically addressed the treatment of REITs. Moreover, there is not yet agreement between the President, the House leadership and the Senate leadership about the specifics of tax reform. To date, the focus of the House plan differs significantly from the Senate plan. Accordingly, there is no assurance that comprehensive tax reform will be enacted, when any such legislation might be enacted, what specific measures will be included in any enacted tax reform language, or whether tax reform would adversely affect us, our stockholders or our tenants.

All of the tax reform proposals share a desire to reduce maximum corporate income tax rates and reform U.S. taxation of income earned outside the United States. Lower corporate rates would be at least partially paid for by reducing or eliminating various tax benefits. Given that the same tax benefits generally apply to businesses conducted through non-corporate structures, there is also pressure on reducing the tax rates applicable to non-corporate businesses.

Some of the tax benefits identified as possibly being eliminated or reduced include various tax benefits that have been important to the real estate industry, including REITs, such as eliminating the like-kind exchange rules or the deduction of net interest expense. Loss of a deduction for net interest expense would substantially increase our REIT taxable income and, absent amendments to the REIT rules, our distribution obligations. In addition, it is possible that substantially reduced corporate tax rates or Senate interest in integrating taxation of stockholders and corporations could reduce or eliminate the relative attractiveness of REITs as a vehicle for owning real estate.

Our stockholders and prospective investors are urged to consult with their own tax advisors with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status, which would reduce the investment return of our stockholders.

We may purchase properties and lease them back to the sellers of such properties. If the IRS were to challenge our characterization of such transaction as a “true-lease” and recharacterize the transaction as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction is recharacterized, we may fail to satisfy the REIT qualification asset tests or income tests and, consequently, lose our REIT status. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the distribution requirements for a taxable year.

Our stockholders may have current tax liability on distributions based on an election to reinvest in our common stock.

A stockholder who participates in our distribution reinvestment plan will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless a stockholder is a tax-exempt entity, the investor may have to use funds from other sources to pay the investor’s tax liability on the value of the shares of common stock received.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we remain qualified as a REIT for federal income tax purposes, we may still be subject to federal, state, and local taxes on our income or property. For example:

•	In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction and excludes net capital gain), and to the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income, and 100% of our undistributed income from prior years.

•	If we have net income from the sale of foreclosure property that we hold or acquire primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

•	If we sell a property, other than foreclosure property, that we hold or acquire primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax.

•	We may perform additional, non-customary services for tenants of our buildings through a taxable REIT subsidiary, including real estate or non-real estate related services; however, any earnings that exceed allowable limits related to such services are subject to federal and state income taxes.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders, which could increase our operating costs and decrease the value of our stockholders’ investment.

To qualify as a REIT, we must distribute to our stockholders each year 90% of our REIT taxable income (which is determined without regard to the dividends-paid deduction and excludes net capital gain). At times, we may not have sufficient funds to satisfy these distribution requirements and may need to borrow funds to maintain our REIT status and avoid the payment of income and excise taxes. These borrowing needs could result from (i) differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes; (ii) the effect of non-deductible capital expenditures; (iii) the creation of reserves; or (iv) required debt or amortization payments. We may need to borrow funds at times when market conditions are unfavorable. Such borrowings could increase our costs and reduce the value of our common stock.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which could delay or hinder our ability to meet our investment objectives and lower the return on an investment in us.

To qualify as a REIT, we must satisfy tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets, and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

In certain circumstances, we may be liable for certain tax obligations of certain of the members of the Operating Company.

In certain circumstances, we may be liable for tax obligations of certain of the members of the Operating Company. In connection with certain UPREIT transactions, we have entered into tax protection agreements under which we have agreed to minimize the tax consequences to members of the Operating Company resulting from the sale or other disposition of our assets in taxable transactions, with specific exceptions and limitations. Pursuant to the tax protection agreements we have also agreed to ensure that such members of the Operating Company are allocated minimum amounts of the Operating Company’s indebtedness. If we fail to meet our obligations under the tax protection agreements, we may be required to reimburse those members of the Operating Company for the amount of the tax liabilities they incur, subject to certain limitations. We may enter into additional tax protection agreements in the future in connection with other UPREIT transactions. In order to limit our exposure to a tax obligation, our use of proceeds from any sales or dispositions of certain properties will be limited. In addition, the indemnification obligations may be significant.

New partnership audit rules could increase the tax liability borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership.

New partnership audit rules apply to partnership taxable years beginning after December 31, 2017, and may alter who bears the liability in the event any subsidiary partnership is audited and an adjustment is assessed. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership of the partnership) between the year under audit and the year of the adjustment. The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. Many questions remain as to how the new rules will apply, in particular with respect to partners that are REITs, and it is not clear at this time what effect these new rules will have on us. However, these rules could increase the U.S. federal income taxes, interest and penalties otherwise borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership.

Item 2.	Financial Information

Selected Financial Data

The selected financial data as of March 31, 2017 and December 31, 2016, 2015, 2014, 2013, and 2012 and for the three months ended March 31, 2017 and 2016 and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 presented below should be read in conjunction with our consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this Form 10. The selected financial data presented below has been derived from our audited consolidated financial statements.

Our results of operations for the periods presented below are not indicative of those expected in future periods.

	As of March 31,	As of December 31,
(In thousands)	2017	2016	2015	2014	2013	2012
Balance Sheet Data
Investment in rental property, net	$1,743,087	$1,684,971	$1,283,155	$826,003	$643,405	$488,744
Total assets	2,047,326	1,952,054	1,463,907	899,132	700,458	529,031
Mortgage and notes payable, net	91,326	106,686	99,462	106,416	102,162	105,165
Unsecured term notes, net and revolver	778,171	759,891	562,103	360,848	261,607	182,688
Total liabilities	954,943	953,517	715,962	504,951	382,351	310,054
Total Broadstone Net Lease, Inc. stockholders’ equity	1,006,208	911,788	670,163	366,059	289,706	198,579
Total equity	$1,092,383	$998,537	$747,945	$394,181	$318,107	$218,977

	For the Three Months Ended March 31,		For the Years Ended December 31,
(In thousands, except per share amounts)	2017	2016	2016	2015	2014	2013	2012
Operating Data
Total revenues	$42,185	$31,587	$142,869	$98,086	$68,152	$52,277	$31,677
Total operating expenses	21,544	16,115	(79,231)	(55,703)	(36,148)	(26,713)	(20,069)
Interest expense	(7,942)	(10,711)	(29,963)	(22,605)	(18,058)	(13,665)	(10,279)
Net income	$13,747	$5,701	$40,268	$20,890	$17,163	$17,617	$2,500
Net Earnings per common share, basic and diluted	$0.81	$0.43	$2.76	$2.15	$2.59	$3.37	$0.73

Other Data
Net cash provided by operating activities	$23,986	$13,067	$67,189	$38,616	$32,773	$25,453	$8,695
Net cash used in investing activities	(93,047)	(50,184)	(471,954)	(480,469)	(198,575)	(151,292)	(222,947)
Net cash provided by financing activities	80,230	47,280	399,350	464,775	156,899	125,891	212,948
Distributions declared	21,267	21,289	76,955	45,271	34,574	20,343	12,131
Distributions declared per diluted share	1.25	1.61	5.27	4.65	5.21	3.89	3.52
FFO(1)	27,537	14,844	80,664	50,990	34,633	27,205	10,965
FFO per share, basic and diluted	1.62	1.12	5.53	5.24	5.22	5.20	3.19
AFFO(1)	24,082	17,288	78,780	52,273	33,956	26,592	14,687
AFFO per share, basic and diluted	$1.42	$1.31	$5.40	$5.37	$5.12	$5.09	$4.27

(1)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of our disclosure of Funds From Operations (“FFO”), and Adjusted Funds From Operations (“AFFO”), which includes a reconciliation of net income to FFO and AFFO.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read together with Item 2. “Selected Financial Data” and Item 1. “Business” of this Form 10, as well as the consolidated financial statements and the related notes included in this Form 10. Some of the information contained in this discussion and analysis or set forth elsewhere in this Form 10, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should read Item 1A. “Risk Factors” and the “Cautionary Note Regarding Forward-Looking Statements” section of this Form 10 for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements.

Overview

Broadstone Net Lease, Inc. is a Maryland corporation formed on October 18, 2007, that elected to be taxed as a REIT commencing with the taxable year ended December 31, 2008. We focus on investing in income-producing, net leased commercial properties. We lease properties to retail, healthcare, industrial, and other commercial businesses under long-term lease agreements. Properties are generally leased on a triple-net basis such that tenants pay all operating expenses relating to the property during the lease term, including, but not limited to, property taxes, insurance, maintenance, repairs, and capital costs.

We seek to make investments in additional properties and manage our portfolio to preserve, protect, and return capital to investors; realize increased cash available for distributions and long-term capital appreciation from growth in the rental income and value of our properties; and maximize the level of sustainable cash distributions to our investors.

Broadstone Net Lease, LLC, or the Operating Company, is the entity through which we conduct our business and own (either directly or through subsidiaries) all of our properties. At March 31, 2017, and December 31, 2016, 2015, and 2014, we owned economic interests of 92.0%, 91.4%, 89.6%, and 92.9%, respectively, in the Operating Company. We are also the sole managing member of the Operating Company. The remaining interests are held by members who acquired their interest by contributing property to the Operating Company in exchange for membership units of the Operating Company.

As of March 31, 2017, we owned a diversified portfolio of 426 individual net leased commercial properties located in 37 states, with approximately 13.3 million rentable square feet of operational space, 110 different commercial tenants, and no single tenant accounting for 5% or more of our rental stream. We collected 100% of rents due during 2016 and for the three months ended March 31, 2017, and maintained a 100% leased portfolio. The weighted average remaining term of our leases (calculated based on NTM Rent) as of March 31, 2017 was approximately 13.5 years, excluding renewal options, which are exercisable at the option of our tenants upon expiration of their base lease term.

Liquidity and Capital Resources

We acquire real estate with a combination of debt and equity capital and with cash from operations that is not otherwise distributed to our stockholders. Our focus is on maximizing the risk-adjusted return on investments through an appropriate balance of debt and equity in our capital structure. Therefore, we attempt to maintain a conservative debt level on our balance sheet with appropriate interest and fixed charge coverage ratios. While we target a leverage ratio with total debt equal to 35% to 45% of the approximate market value of our assets, we seek to exploit opportunities where the relative cost of debt versus equity would result in increased returns. We believe our current leverage model has allowed us to take advantage of the lower cost of debt while simultaneously strengthening our balance sheet, as evidenced by the investment grade credit rating the Operating Company received in March of 2016 and re-affirmed in March of 2017. The actual leverage ratio will vary over time but may not exceed 50% without the approval of the Independent Directors Committee. As of March 31, 2017 and December 31, 2016, the leverage ratio approximated 38.4% and 40.5% of the approximate market value of assets. From a management perspective and in communications with the credit rating agencies, we also consider our leverage position as a multiple of Earnings Before Interest Taxes Depreciation and Amortization (EBITDA). EBITDA is a tool we use to measure leverage in the context of our cash-flow expectations and projections. Furthermore, given the significance of our growth over the past two years, adding $89.7 million in investments during the three months ended March 31, 2017, $518.8 million in investments during 2016 and $550.1 million in investments during 2015, coupled with our continued strategic growth initiatives, historical EBITDA may not provide investors with an adequate picture of the contractual cash in-flows associated with these investments. Our investments are typically made throughout the year, and therefore the full-year, or “normalized” cash-flows, will not be realized until subsequent years. Accordingly, we look at contractual, “normalized,” cash-flows and EBITDA as an appropriate tool to manage our leverage profile. We utilize this analysis inclusive of our focus on debt-to-market value metrics.

Our equity capital for our real estate acquisition activity is provided from the proceeds of our ongoing private offering, including distributions reinvested through our DRIP. During the three months ended March 31, 2017 and for the year ended December 31, 2016, we raised $90.9 million and $290.9 million, respectively, in equity capital to be used in our acquisition activities, including distributions reinvested through our DRIP and properties exchanged for membership units in the Operating Company through UPREIT transactions. We seek to maintain an appropriate balance of debt and equity capital in our overall leverage policy, while maintaining a focus on increasing core value for existing stockholders (achieved via share appreciation and earnings growth). Our debt capital is provided through unsecured term notes and revolving debt facilities. We also, from time to time, obtain non-recourse mortgage financing from banks and insurance companies secured by mortgages on the corresponding specific property. Mortgages, however, are not a strategic focus of the active management of our leverage profile. Rather, we enter into mortgages and notes payable as ancillary business transactions on an as-needed basis.

To reduce our exposure to variable rate debt, the Operating Company enters into interest rate swap agreements to fix the rate of interest as a hedge against interest rate fluctuations. These interest rate hedges have staggered maturities up to ten years in duration in order to reduce the exposure to interest rate fluctuations in any one year. The interest rate swaps are applied against a pool of debt, which offers flexibility in maintaining our hedge designation concurrent with our ongoing capital market activity. We have one amortizing interest rate swap agreement that is tied to an unpaid mortgage loan. We attempt to limit our total exposure to floating rate debt to no more than 5% of total assets, measured at quarter end. To reduce counterparty concentration risk with respect to the interest rate hedges, we diversify the institutions that serve as swap counterparties and no more than 30% of the nominal value of our total hedged debt may be with any one institution, to be measured at the time we enter into an interest rate swap transaction and at quarter end. We may deviate from these policies from time-to-time subject to the approval of the Independent Directors Committee. The interest rate swaps are considered cash flow hedges. Under these agreements, we receive monthly payments from the counterparties equal to the variable interest rates multiplied by the outstanding notional amounts. In turn, we pay the counterparties each month an amount equal to a fixed rate multiplied by the outstanding notional amounts. The intended net impact of these transactions is that we pay a fixed interest rate on our variable rate borrowings.

The availability of debt to finance commercial real estate can be impacted by economic and other factors that are beyond our control. We seek to reduce the risk that long-term debt capital may be unavailable to us by strengthening our balance sheet through our investments in real estate with credit-worthy tenants and lease guarantors and maintaining an appropriate mix of debt and equity capitalization. Specifically, we recognized a 100% collection rate on rentals during 2016 and for the three months ended March 31, 2017. Additionally, Moody’s issued an investment grade credit rating of Baa3 to the Operating Company in March of 2016, further evidencing our active management of a conservative capital structure. Moody’s re-affirmed the investment grade credit rating in March of 2017. We have arranged our debt facilities to have multiple-year terms in order to reduce the risk that short-term real estate financing would not be available to us in any given year. As we grow our real estate portfolio, we also intend to manage our debt maturities to reduce the risk that a significant amount of our debt will mature in any single year in the future. Refer to the “Contractual Obligations” section below for further details of the maturities on our contractual obligations, including long-term debt.

As of March 31, 2017, the historical cost basis of our real estate investment portfolio totaled $1.7 billion, consisting of investments in 426 properties with rent and interest due from our tenants aggregating $14.1 million per month on a straight-line basis. During the three months ended March 31, 2017, we closed two real estate acquisitions totaling $89.7 million, adding ten new properties to our portfolio. The ten new properties will provide $0.7 million in monthly rent on a straight-line basis. Additionally, during 2016 we closed 22 real estate acquisitions totaling $518.8 million, adding 88 new properties and a capital expansion on an existing property to our portfolio. The 88 new properties will provide over $3.4 million in monthly rent on a straight-line basis. Substantially all of our cash from operations is generated by our real estate portfolio.

Our primary cash expenditures are the monthly interest payments we make on the debt we use to finance our real estate investment portfolio, asset management and property management fees of servicing the portfolio, acquisition expenses related to the growth of our portfolio, and the general and administrative expenses of operating our business. Since substantially all of our leases are triple-net, our tenants are generally responsible for the maintenance, insurance, and property taxes associated with the properties they lease from us. In certain circumstances, the terms of the lease require us to pay these expenses, however, in most cases we are reimbursed by the tenants. Accordingly, we do not currently anticipate making significant capital expenditures or incurring other significant property costs during the term of a property lease.

We intend to continue to grow through additional real estate investments. To accomplish this objective, we must continue to identify real estate acquisitions that are consistent with our underwriting guidelines and raise additional future debt and equity capital. We have financed our acquisition of properties using both equity investments as well as a combination of unsecured term and revolving debt and mortgage loans. The mix of financing sources may change over time based on market conditions and our liquidity needs. We have three outstanding unsecured term loans with an outstanding principal balance of approximately $660 million as of March 31, 2017 and December 31, 2016, and a $300 million line of credit with $120 million and $102 million of outstanding borrowings as of March 31, 2017 and December 31, 2016, respectively.

Our $100 million term note (“Term Note 1”) and our line of credit (“Revolver”) mature on June 27, 2017, with two one-year extensions at our option if we are in compliance with all covenants and pay the required fee of 0.125%. Borrowings under Term Note 1 and the Revolver originally bore interest at variable rates based on LIBOR plus a margin. In March of 2016, Moody’s Investors Service (“Moody’s”) assigned the Operating Company an investment grade credit rating of Baa3 with a stable outlook, and re-affirmed the investment grade credit rating in March of 2017. As a result of receiving the investment grade credit rating, effective April 1, 2016, the interest rate pricing grids utilized to determine the margin we pay over the London Interbank Offered Rate (“LIBOR”) changed from being dependent upon our leverage ratio, to being dependent upon our credit rating. The investment grade credit led to a margin of 1.45% on Term Note 1 and the Revolver, effective April 1, 2016. Should the Operating Company lose its investment grade credit rating, the margin would be 1.75% until such time as the Operating Company regains its investment grade credit rating. The following tables present the margins on Term Note 1 and the Revolver based (a) on our leverage ratio and (b) on credit ratings from S&P or Moody’s.

Level	Ratio of Total Outstanding Indebtedness to Total Market Value	Applicable Margin for LIBOR Loans
1	Less than or equal to 0.45 to 1.00	1.75%
2	Greater than 0.45 to 1.00 but less than or equal to 0.50 to 1.00	1.95%
3	Greater than 0.50 to 1.00 but less than or equal to 0.55 to 1.00	2.20%
4	Greater than 0.55 to 1.00	2.50%

Level	Credit Rating (S&P/Moody’s)	Applicable Margin for LIBOR Loans
1	A-/A3 or better	0.95%
2	BBB+/Baa1	1.05%
3	BBB/Baa2	1.25%
4	BBB-/Baa3	1.45%
5	Lower than BBB-/Baa3	1.75%

An annual fee on the unused portion of the Revolver is due on a quarterly basis at a rate tied to the margin and the credit rating (the rate was 0.30% at March 31, 2017 and December 31, 2016). As of March 31, 2017 and December 31, 2016, we had $180 million and $198 million, respectively, of borrowing capacity remaining on the Revolver.

Our $185 million term note (“Term Note 2”) matures on October 11, 2018, and has a two-year extension at our option if we are in compliance with all covenants and pay the required fee of 0.25%. Borrowings under Term Note 2 bear interest at variable rates based on LIBOR plus a margin ranging from 1.75% to 2.50% based on our overall leverage ratio. The following table presents the margins on Term Note 2.

Level	Ratio of Total Outstanding Indebtedness to Total Market Value	Applicable Margin for LIBOR Loans
1	Less than 0.45 to 1.00	1.75%
2	Greater than or equal to 0.45 to 1.00 but less than 0.50 to 1.00	1.95%
3	Greater than or equal to 0.50 to 1.00 but less than 0.55 to 1.00	2.20%
4	Greater than or equal to 0.55 to 1.00	2.50%

Our $375 million term note (“Term Note 3”) matures on February 6, 2019 and provides for two one-year extension options, at our option, subject to compliance with all covenants and the payment of a 0.10% fee. Borrowings under Term Note 3 originally bore interest at variable rates based on the one-month LIBOR plus a margin. Moody’s assignment of an investment grade credit rating to the Operating Company led to a margin of 1.40% on Term Note 3, effective April 1, 2016. Should the Operating Company lose its investment grade credit rating, the margin would be 1.75% until such time as the Operating Company regains its investment grade credit rating. The following tables present the margins on Term Note 3 based (a) on our leverage ratio and (b) on credit ratings from S&P or Moody’s.

Level	Ratio of Total Outstanding Indebtedness to Total Market Value	Applicable Margin for LIBOR Loans
1	Less than or equal to 0.45 to 1.00	1.65%
2	Greater than 0.45 to 1.00 but less than or equal to 0.50 to 1.00	1.80%
3	Greater than 0.50 to 1.00 but less than or equal to 0.55 to 1.00	1.95%
4	Greater than 0.55 to 1.00	2.15%

Level	Credit Rating (S&P/Moody’s)	Applicable Margin for LIBOR Loans
1	A-/A3 or better	0.90%
2	BBB+/Baa1	0.95%
3	BBB/Baa2	1.10%
4	BBB-/Baa3	1.40%
5	Lower than BBB-/Baa3	1.75%

Although borrowings under each of the Term Note 1, Term Note 2, Term Note 3, and the Revolver are unsecured, they are supported by certain of our unsecured properties and assets, which we define as the “Borrowing Base.” Total aggregate borrowings cannot exceed 60.0% of the Borrowing Base under the terms of the loan agreements. The 60% limitation approximated $1.1 billion and $1.04 billion at March 31, 2017 and December 31, 2016, respectively.

The Operating Company achieved its investment grade credit rating based on our conservative leverage profile, diversified portfolio, and earnings stability based on the credit-worthiness of our tenants, which we intend to maintain concurrent with our growth objectives. Factors that could negatively impact our credit rating include, but are not limited to: a significant increase in our leverage on a sustained basis; a significant increase in secured debt levels; a significant decline in our unencumbered asset base; and a significant decline in our portfolio diversification. We have aligned our strategic growth priorities with these factors, as we believe the favorable debt pricing and access to additional sources of debt capital resulting from the investment grade credit rating provides us with an advantageous cost of capital and risk-adjusted return on investment for our stockholders.

Borrowings under each of the Term Note 1, Term Note 2, Term Note 3, and the Revolver are payable interest only, monthly, with the principal amount due in full at maturity. We intend to exercise the extension provisions of each of the loan agreements, refinance, or replace the existing borrowings. The extensions would delay Term Note 1’s and the Revolver’s maturities until June 2019, Term Note 2’s maturity until October 2020, and Term Note 3’s maturity until February 2021. We do not intend to make principal payments on these obligations in the foreseeable future, and plan to replace our existing credit facilities with new debt prior to maturity. Additionally, we may be required to increase our borrowing capacity to partially fund future acquisitions. We assess market conditions and the availability and pricing of debt on an ongoing basis, which are critical inputs in our strategic planning and decision making process. While we believe the current market conditions provide our stockholders with an advantageous capitalization structure and risk-adjusted return, we believe our conservative capital structure is appropriate to absorb temporary market fluctuations. Significant adverse market conditions could impact the availability of debt to fund future acquisitions, our ability to recognize growth in earnings and return on investment for stockholders, and our ability to recast the debt facilities at cost-advantageous pricing points. In the event of such conditions, we would plan to revise our capitalization structure and strategic initiatives to maximize return on investment for stockholders. To the extent that we are unable to recast our debt facilities, our cash-flows from operations will not be adequate to pay the principal amount of debt, and we may be forced to liquidate properties to satisfy our obligations.

We are subject to various covenants and financial reporting requirements pursuant to the loan agreements we have entered into. The table below summarizes the applicable financial covenants, which are substantially the same across each of our loan agreements. As of March 31, 2017 and December 31, 2016, we were in compliance with all of our covenants. In the event of default, either through default on payments or breach of covenants, we may be prohibited from paying dividends on our common stock above the annual 90% REIT taxable income distribution requirement. For each of the previous three years, we paid dividends out of our cash flows from operations in excess of the required distribution amounts.

Covenants	Required	Actual (as of March 31, 2017)	Actual (as of December 31, 2016)
Leverage Ratio(1)	≤ 0.60 to 1.00	0.40	0.42
Secured Indebtedness Ratio(2)	≤ 0.40 to 1.00	0.04	0.05
Recourse Secured Indebtedness Ratio(3)	≤ 0.10 to 1.00	<0.01	< 0.01
Adjusted EBITDA to Interest Expense(4)	≥ 1.85 to 1.00	3.97	3.67
Adjusted EBITDA to Fixed Charges(5)	≥ 1.50 to 1.00	3.58	3.32
Tangible Net Worth(6)	≥ $300 million plus 85% of net proceeds from equity issuances ($954.1 million at 3/31/17 and $876.8 million at 12/31/16)	$1.17 billion	$1.06 billion
Total Unsecured Indebtedness to Total Unencumbered Eligible Property Value(7)	≤ 0.60 to 1.00	0.43	0.45
Permitted Investments	1) Aggregate value of listed investments must not exceed 15% of Total Market Value, and 2) individual investments must each not exceed 10%	1) 0.8% 2) 0.5%	1) 0.8% 2) 0.5%
Dividends and Other Restricted Payments	Only Applicable in case of default	Not Applicable	Not Applicable
Total Unencumbered Eligible Property Value	≥ $300 million	$1.8 billion	$1.7 billion
Eligible Properties	≥ 100 eligible properties	410	398

(1)

The leverage ratio is calculated as the ratio of total indebtedness to total market value. Total market value is computed as the net operating income for the most recently completed fiscal quarter on properties owned for four consecutive quarters at a capitalization rate of 7.75%, multiplied by four, plus the acquisition price of properties in the last four quarters, plus tangible assets comprised of current assets on a GAAP basis and notes receivable.
(2)	The secured indebtedness ratio is the ratio of secured indebtedness to total market value. The secured indebtedness represents outstanding mortgage borrowings.
(3)	The recourse secured indebtedness ratio is the ratio of recourse secured indebtedness to total market value. Total recourse indebtedness at March 31, 2017 and December 31, 2016 was $3.8 million and $5.7 million, respectively.
(4)	Adjusted EBITDA to interest expense is the ratio of adjusted EBITDA to interest expense for the most recent fiscal quarter. Adjusted EBITDA is calculated as net income adjusted for depreciation and amortization, interest, taxes, gain/loss on sale of properties, dividend income, gain/loss on debt extinguishment, straight-line rent adjustments, transaction costs expensed, amortization of intangibles, and interest rate swap ineffectiveness, if applicable.
(5)	Adjusted EBITDA to fixed charges is the ratio of adjusted EBITDA to fixed charges for the most recent fiscal quarter. Fixed charges are calculated as interest expense plus any principal payments on debt, excluding balloon payments, if applicable.
(6)	Tangible net worth is calculated as stockholders’ equity, plus increases in depreciation and amortization since the original agreement date of December 2014, less intangible assets.
(7)	Total Unsecured Indebtedness to Total Unencumbered Eligible Property Value is the ratio of unsecured indebtedness to total unencumbered eligible property value. Total unsecured indebtedness includes the unsecured term notes and the Revolver, as well as $0.75 million of an unsecured note payable. Unencumbered eligible property value includes all real estate properties that are not secured by mortgages.

We believe our leverage policy and capital structure provides us with several advantages, including the ability to:

•	create a growing and diversified real estate portfolio;

•	capitalize on competitive debt pricing;

•	add value to our stockholders through earnings growth on a growing pool of assets; and

•	issue unsecured debt having relatively limited negative financial covenants and maintain the distributions necessary to retain our tax-sheltered REIT status in the event of contractual default, which we believe increases our corporate flexibility.

We do not anticipate utilizing mortgage loans as a strategic priority in our capital structure to fund growth. When utilized, mortgage loans typically correspond to a single property or a group of related properties acquired from a single seller. The loans may be further secured by guarantees from us or the Operating Company, provided that we attempt to limit the use of guarantees to the extent possible. The Operating Company may assume debt when conducting a transaction or it may mortgage existing properties. The maturities on our mortgages are staggered from 2017 to 2031. As of March 31, 2017 and December 31, 2016, the aggregate GAAP principal balance of outstanding mortgage loans approximated $91.3 million and $106.7 million, respectively, net of unamortized debt issuance costs.

On April 18, 2017, the Operating Company closed on the issuance of unsecured, fixed-rate, guaranteed senior promissory notes (“Senior Notes”) for an aggregate principal amount of $150 million. The Senior Notes were issued by the Operating Company and guaranteed by us and each of the Operating Company’s subsidiaries that guarantee our Revolver and term notes. The Senior Notes were issued at par, bear interest at a rate of 4.84% per annum (priced at 240 basis points above the 10-year U.S. Treasury yield at the time of pricing), and mature on April 18, 2027. We used the proceeds to pay down $115 million of the outstanding balance on the Revolver at the time of closing and to fund continued operations. The Senior Notes’ financial covenants are materially consistent with the covenant table above. Additionally, the aggregate borrowings were within the Leverage Policy and the Borrowing Base limitation.

On June 23, 2017, the Operating Company entered into an $800 million unsecured Revolving Credit and Term Loan Agreement (the “Credit Agreement”), by and among us, the Operating Company, as the borrower, the lenders party thereto, Manufacturers and Traders Trust Company, as Administrative Agent, Manufacturers and Traders Trust Company, Wells Fargo Securities, LLC, BMO Capital Markets Corp., and JPMorgan Chase Bank, N.A. as Joint Lead Arrangers and Joint Bookrunners for the Revolver and the 5.5-Year Term Loan (each as defined below), Manufacturers and Traders Trust Company, Wells Fargo Securities, LLC, and BMO Capital Markets Corp. as Joint Lead Arrangers and Joint Bookrunners for the 7-Year Term Loan (as defined below), Wells Fargo Bank, National Association, Bank of Montreal, and JPMorgan Chase Bank, N.A. as Co-Syndication Agents, and SunTrust Bank, Regions Bank, and Capital One, National Association, as Co-Documentation Agents.

The Credit Agreement includes (i) a $400 million senior unsecured revolving credit facility (the “New Revolver”), (ii) a five-and-a-half-year, $250 million senior unsecured delayed draw term loan (the “5.5-Year Term Loan”), and (iii) a seven-year, $150 million senior unsecured delayed draw term loan (the “7-Year Term Loan”). The term of the Credit Agreement began on June 23, 2017, and the proceeds will be used to repay borrowings under Term Note 1, Revolver, and Term Note 2, as well as to fund future acquisitions and general corporate purposes. In connection with the Credit Agreement, we also amended and restated the $375 million Term Note 3 to align its terms with the new Credit Agreement, and to reduce its outstanding borrowings to $325 million through a one-time, non-pro rata $50 million repayment provision.

Interest rates under the Credit Agreement are equal to LIBOR plus a margin. The margin is adjustable based upon the Operating Company’s credit rating, as summarized below:

Loan Tranche	LIBOR Margin
Revolver	0.825% - 1.55%
5.5-Year Term Loan	0.9% - 1.75%
7-Year Term Loan	1.5% - 2.45%

Based on the Operating Company’s current investment grade credit rating of Baa3, the applicable margin for LIBOR borrowings under the New Revolver, 5.5-Year Term Loan, and 7-Year Term Loan equals 1.2%, 1.35%, and 1.9%, respectively.

The Credit Agreement contains certain covenants customary for an agreement of its type, including (i) restrictive covenants, including, but not limited to, restrictions on the incurrence of additional indebtedness and liens, the ability to make certain payments and investments, and the ability to enter into certain merger, consolidation, asset sale, and affiliate transactions, and (ii) financial maintenance covenants, including, but not limited to, a minimum unsecured interest expense coverage ratio, a maximum leverage ratio, a maximum secured indebtedness ratio, and a minimum fixed charge coverage ratio. The Credit Agreement also contains representations and warranties, affirmative covenants, including financial reporting requirements, negative covenants, and events of default, including certain cross defaults with our other indebtedness, customary for an agreement of its type. As set forth in the Credit Agreement, certain events of default could result in an acceleration of our obligations under the Credit Agreement.

As part of acquisitions closed during 2016, we entered into tenant improvement allowances totaling $10.5 million. During the year ended December 31, 2016, we made payments of $1.0 million under these allowances, resulting in a total tenant improvement allowance balance of $9.5 million at December 31, 2016, included in accounts payable and other liabilities in the consolidated balance sheet. Through the three months ended March 31, 2017, we paid an additional $2.3 million towards the allowances. We expect to pay the remaining tenant improvement allowances within the next twelve months out of cash flows from operations.

As shown in the table below, net cash provided by operating activities increased by $10.9 million from $13.1 million for the three months ended March 31, 2016, to $24.0 million for the three months ended March 31,

2017. Additionally, net cash provided by operating activities increased by $5.8 million from $32.8 million for the year ended December 31, 2014, to $38.6 million for the year ended December 31, 2015, and increased by $28.6 million to $67.2 million for the year ended December 31, 2016. The increase in cash provided by operating activities is primarily due to the increase in the size of our real estate investment portfolio. Our real estate investing activities have grown in volume since 2014 as we continue to identify and acquire income-producing, net leased commercial real estate, primarily through sale-leaseback transactions, as a result of increased access to debt and equity capital and favorable investment opportunities. We funded real estate investment activity with a combination of cash from operations, proceeds from the issuance of unsecured debt obligations, and proceeds from the issuance of common stock. We paid cash dividends to our stockholders and noncontrolling members of the Operating Company, net of reinvestments through our DRIP, totaling $12.1 million for the three months ended March 31, 2017, $9.7 million for the three months ended March 31, 2016, $42.7 million in 2016, $27.2 million in 2015, and $21.8 million in 2014. Cash used to fund the increase in dividends between periods related primarily to the increase in cash provided by our operations. Cash and cash equivalents totaled $32.8 million at March 31, 2017, $37.2 million at March 31, 2016, $21.6 million at December 31, 2016, $27.0 million at December 31, 2015, and $4.1 million at December 31, 2014.

	Three Months Ended March 31,		Year Ended December 31,
(In thousands)	2017	2016	2016	2015	2014
Net cash provided by operating activities	$23,986	$13,067	$67,189	$38,616	$32,773
Net cash used in investing activities	(93,047)	(50,184)	(471,954)	(480,469)	(198,575)
Net cash provided by financing activities	80,230	47,280	399,350	464,775	156,899

Increase (decrease) in cash and cash equivalents	$11,169	$10,163	$(5,415)	$22,922	$(8,903)

Management believes that the cash generated by our operations and our ongoing private offering, our cash and cash equivalents at March 31, 2017 and December 31, 2016, our current borrowing capacity on our revolver and three unsecured credit facilities, and our access to long-term debt capital, including through the debt private placement market, will be sufficient to fund our operations for the foreseeable future and allow us to acquire the real estate to meet our strategic objectives.

Impact of Inflation

Our leases with tenants of our properties are long-term in nature, with a current weighted average remaining lease term of 13.5 years as of March 31, 2017. To mitigate the impact of inflation on our fixed revenue streams, we have implemented limited escalation clauses in our leases. As of March 31, 2017, all of our leases had contractual lease escalations, with a weighted average of 2.2%. A substantial majority of our leases have fixed annual rent increases, and the remaining portion has annual lease escalations based on increases in the CPI, or periodic escalations over the term of the lease (e.g., a 10% increase every five years). These lease escalations mitigate the risk of fixed revenue streams in the case of an inflationary economic environment, and provide increased return in otherwise stable market conditions. As a majority of our portfolio has fixed lease escalations, there is a risk that inflation could be greater than the contractual rent increases.

Our focus on single-tenant, triple-net leases also shelters us from fluctuations in the cost of services and maintenance as a result of inflation. For an insignificant portion of our portfolio, we have leases that are not triple-net, and therefore we bear certain responsibilities for the maintenance and structural component replacement that may be required in the future. Inflation and increased costs may have an adverse impact to our tenants and their credit-worthiness if the increase in costs are greater than their increase in revenue. In the limited circumstances where we cannot implement a triple-net lease, we attempt to limit our exposure to inflation through the use of warranties and other remedies that reduce the likelihood of a significant capital outlay.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as of March 31, 2017.

Contractual Obligations

The following table provides information with respect to our contractual commitments and obligations as of March 31, 2017 (in thousands).

Year of Maturity	Term Note 1(1)	Term Note 2(2)	Term Note 3(3)	Revolver(1)	Mortgages	Interest Expense(4)	Tenant Improvement Allowances(5)	Total
2017	$100,000	$—	$—	$120,000	$4,233	$20,487	$7,204	$251,924
2018	—	185,000	—	—	3,632	24,100	—	212,732
2019	—	—	375,000	—	3,888	13,132	—	392,020
2020	—	—	—	—	28,999	10,127	—	39,126
2021	—	—	—	—	13,766	8,526	—	22,292
Thereafter	—	—	—	—	37,569	22,806	—	60,375

Total	$100,000	$185,000	$375,000	$120,000	$92,087	$99,178	$7,204	$978,469

The following table provides information with respect to our contractual commitments and obligations as of December 31, 2016 (in thousands).

Year of Maturity	Term Note 1(1)	Term Note 2(2)	Term Note 3(3)	Revolver(1)	Mortgages	Interest Expense(4)	Tenant Improvement Allowances(5)	Total
2017	$100,000	$—	$—	$102,000	$17,825	$28,088	$9,490	$257,403
2018	—	185,000	—	—	3,689	24,356	—	213,045
2019	—	—	375,000	—	3,949	14,127	—	393,076
2020	—	—	—	—	28,993	11,157	—	40,150
2021	—	—	—	—	13,706	9,471	—	23,177
Thereafter	—	—	—	—	39,362	25,959	—	65,321

Total	$100,000	$185,000	$375,000	$102,000	$107,524	$113,158	$9,490	$992,172

(1)	We may extend both Term Note 1 and the Revolver twice, for a one-year period each time, subject to compliance with all covenants and the payment of 0.125% fee.
(2)	We may extend Term Note 2 once, for a two-year period, subject to compliance with all covenants and the payment of 0.25% fee.
(3)	We may extend Term Note 3 twice, for a one-year period each time, subject to compliance with all covenants and the payment of 0.10% fee.
(4)	Interest expense is projected based on the outstanding borrowings and interest rates in effect as of March 31, 2017 and December 31, 2016. This amount includes the impact of interest rate swap agreements.
(5)	The tenant improvement allowance is included within the accounts payable and other liabilities financial statement caption included within the consolidated financial statements.

As detailed in the “Liquidity and Capital Resources” section above, in April 2017, the Operating Company closed on the issuance of the Senior Notes for an aggregate principal amount of $150 million. The Senior Notes bear interest at a rate of 4.84% per annum and mature on April 18, 2027. We used the proceeds to pay down $115 million of the outstanding balance on the Revolver at the time of closing and to fund continued operations.

At March 31, 2017 and December 31, 2016, investment in rental property of $140.3 million and $164.5 million, respectively, is pledged as collateral against our mortgages and notes payable.

Additionally, we have two separate Tax Protection Agreements (the “Agreements”) with the contributing members (the “Protected Members”) of two distinct UPREIT transactions conducted in November 2015 and February 2016. The Agreements require us to pay monetary damages in the event of a sale, exchange, transfer, or other disposal of the contributed property in a taxable transaction that would cause a Protected Member to recognize a Protected Gain, as defined in the Agreements and subject to certain exceptions. In such an event, we will pay monetary damages to the Protected Members in the amount of the aggregate federal, state, and local income taxes incurred as a result of the income or gain allocated or recognized by the Protected Member as an outcome of the transaction, subject to certain caps and limitations contained in the Agreements. We are required to allocate to the Protected Members, an amount of nonrecourse liabilities that is at least equal to the Minimum Liability Amount for each Protected Member, as defined in the Agreements. The Minimum Liability Amount and the associated allocation of nonrecourse liabilities are calculated in accordance with applicable tax regulations, are completed at the Operating Company level, and do not represent GAAP accounting. Therefore, there is no impact to the consolidated financial statements included in this Form 10. If the nonrecourse liabilities allocated do not meet the requirement, we will pay monetary damages to the Protected Members in the amount of the aggregate federal, state, and local income taxes incurred as a result of the income or gain allocated or recognized by the Protected Member as an outcome to the default. The maximum aggregate amount we may be liable for under the Agreements is approximately $10.4 million. Based on information available, we do not believe that the events resulting in damages as detailed above have occurred or are likely to occur in the foreseeable future. Accordingly, we have excluded this commitment from the contractual commitments table above.

Results of Operations

For the Three-Months Ended March 31, 2017 and 2016

Overview

As of March 31, 2017, our real estate investment portfolio had a net book value of $1.7 billion, consisting of investments in 426 property locations in 37 states and various industries. All of our real estate investment portfolio represents commercial real estate properties subject to long-term leases, and all of our owned properties were subject to a lease as of March 31, 2017. During the three months ended March 31, 2017 and 2016, none of our leases with tenants expired, and all of our leasing activity related to our real estate acquisitions.

Revenues

	Three Months Ended March 31,		Increase/ (Decrease)
(in thousands)	2017	2016
Revenues:
Rental income from operating leases	$39,401	$29,576	$9,825
Earned income from direct financing leases	1,133	1,123	10
Operating expenses reimbursed from tenants	1,617	823	794
Other income from real estate transactions	34	65	(31)

Total revenues	$42,185	$31,587	$10,598

Total revenues increased by $10.6 million, or 33.6%, to $42.2 million for the three months ended March 31, 2017, compared to $31.6 million for the three months ended March 31, 2016. The growth in revenue year-over-year is primarily attributable to the growth in our real estate portfolio. During the three months ended March 31, 2017, we closed two real estate acquisitions and acquired $89.7 million in real estate, excluding capitalized acquisition costs, comprised of ten new properties. Both acquisitions were sale-leaseback transactions. We capitalized approximately $1.6 million in acquisition expenses and $0.9 million in leasing fees as part of the acquisitions. Additionally, subsequent to March 31, 2016 and for the nine-month period ended December 31, 2016, we closed 19 real estate acquisitions and acquired approximately $462.8 million in real estate comprised of 83 new properties. The rental rates we receive on sale-leaseback transactions and lease assumptions on the various types of properties we target across the United States vary from transaction to transaction based on many factors, such as the terms of the lease, each property’s real estate fundamentals, and the market rents in the area. The initial contractual cash lease payments on acquisitions during the three months ended March 31, 2017, excluding capitalized acquisition expenses, represented a weighted average capitalization rate of 7.42%.

Operating Expenses

	Three Months Ended March 31,		Increase/ (Decrease)
(in thousands)	2017	2016
Operating expenses
Depreciation and amortization	$14,593	$9,907	$4,686
Asset management fees	3,193	2,371	822
Property management fees	1,168	883	285
Acquisition expenses	—	1,418	(1,418)
Property and operating expense	1,577	838	739
General and administrative	963	669	294
State and franchise tax	50	29	21

Total operating expenses	$21,544	$16,115	$5,429

Depreciation and amortization

Depreciation and amortization increased by $4.7 million, or 47.3%, to $14.6 million for the three months ended March 31, 2017, primarily as a result of the growth in our real estate portfolio. During the three months ended March 31, 2017, we closed two real estate acquisitions and acquired $89.7 million in real estate, excluding capitalized acquisition costs, comprised of ten new properties. Additionally, subsequent to March 31, 2016 and for the nine-month period ended December 31, 2016, we closed 19 real estate acquisitions and acquired approximately $462.8 million in real estate comprised of 83 new properties. In addition to the $89.7 purchase price for acquisitions during the three months ended March 31, 2017, we capitalized $1.6 million in acquisition expenses as the result of adopting ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The capitalized acquisition expenses are capitalized as part of the cost basis of the underlying assets acquired, and are depreciated over the respective useful lives. For acquisitions made during 2016, we expensed acquisition costs as incurred. We adopted ASU 2017-01 and the respective accounting for acquisition expenses as of January 1, 2017 on a prospective basis, and therefore, this new accounting standard does not impact acquisition costs previously expensed in 2016.

Asset management fees

Asset management fees increased by $0.8 million, or 34.7%, to $3.2 million for the three months ended March 31, 2017. The Asset Manager receives an annual asset management fee equal to 1% of the aggregate value of our equity on a fully diluted basis based on the Determined Share Value. The increase in asset management fees during the three months ended March 31, 2017 compared to the comparable period in 2016 is a result of an increase in our outstanding equity on a fully diluted basis and the increase in the Determined Share Value. During the three months ended March 31, 2017, we increased the Determined Share Value 6.8% from $74.00 per share in effect as of March 31, 2016 to $79.00 per share in effect as of March 31, 2017. Additionally, the weighted average number of shares of our common stock and noncontrolling membership units of the Operating Company outstanding increased as the result of continued equity capital investments. For the three months ended March 31, 2017, the weighted average number of shares of our common stock and noncontrolling membership units of the Operating Company outstanding was 17.0 million compared to 13.2 million for the three months ended March 31, 2016. The increase in equity capital was used to partially fund the continued growth in our real estate portfolio.

Acquisition expenses

Acquisition expenses decreased by $1.4 million for the three months ended March 31, 2017. Under the terms of the Asset Management Agreement, we pay the Asset Manager an acquisition fee equal to 1% of the gross purchase price paid for each property we acquire (including properties contributed in exchange for membership units in the Operating Company); provided, however, that in the event that our acquisition of a property requires a new lease (as opposed to taking an assignment of an existing lease), such as in the case of a sale-leaseback transaction, we pay the Asset Manager an acquisition fee equal to 2% of the gross purchase price as a result of the additional leasing services required.

We adopted ASU 2017-01 effective January 1, 2017, and under this new accounting standard, we capitalize acquisition expenses as part of the cost basis of the underlying assets acquired, as opposed to expensing them as incurred. We adopted ASU 2017-01 on a prospective basis. For the three months ended March 31, 2017, we capitalized $1.6 million in acquisition expenses relating to $89.7 million in acquisitions. The $0.2 million increase in acquisition expenses relates to increased acquisition activity. During the three months ended March 31, 2016, we acquired $56.0 million in real estate.

Property and operating expense

Property and operating expense increased by $0.7 million, or 88.2%, to $1.6 million for the three months ended March 31, 2017. The increase is attributable to increased insurance rates and real estate taxes on the underlying real estate properties. These expenses are paid by us and reimbursed by the tenant under the terms of the respective leases. There was a corresponding increase in the operating expenses reimbursed by tenants revenue balance.

Other income (loss)

	Three Months Ended March 31,		Increase/ (Decrease)
(in thousands)	2017	2016
Other income (expenses)
Cost of debt extinguishment	$(48)	$—	$(48)
Preferred distribution income	181	175	6
Interest income	112	1	111
Interest expense	(7,942)	(10,711)	2,769
Gain on sale of real estate	$803	$764	$39

Interest expense

Interest expense decreased to $7.9 million for the three months ended March 31, 2017, from $10.7 million for the three months ended March 31, 2016, due primarily to $3.5 million in ineffectiveness recognized on interest rate swaps during the three months ended March 31, 2016 that was not recognized during the three months ended March 31, 2017. Ineffectiveness during the three months ended March 31, 2016 was attributable to inconsistencies in certain terms between the interest rate swaps and the loan agreements for the Term Notes and Revolver. The interest rate swaps continued to qualify for hedge accounting, with the effective portion of mark-to-market adjustments included in accumulated other comprehensive income. During the fourth quarter of 2016, we amended the terms of the credit agreements, thereby reversing the impact of the ineffectiveness and rendering a $0 full-year 2016 impact to the consolidated income statement.

Excluding the impact of ineffectiveness, interest expense for the three months ended March 31, 2016 was $7.2 million. The $0.7 million increase in interest expense on borrowings relates to an increase in long-term borrowings used to partially fund the acquisition of properties for our growing real estate investment portfolio. The debt outstanding on our unsecured credit facilities increased from $562.4 million at March 31, 2016, to $778.2 million at March 31, 2017. The increase in interest expense resulting from the increase in outstanding borrowings was partially offset by a reduction in our credit spread. The Operating Company’s receipt of an investment grade credit rating in March 2016 lowered the credit spread on two of our three credit facilities to 1.40% and 1.45%, effective April 1, 2016.

For the years ended December 31, 2016, 2015, and 2014

Overview

As of December 31, 2016, our real estate investment portfolio had grown to a net book value of $1.7 billion, consisting of investments in 417 property locations in 37 states and various industries. All of our real estate investment portfolio represents commercial real estate properties subject to long-term leases, and all of our owned properties were subject to a lease as of December 31, 2016. During the years ended December 31, 2016, 2015, and 2014, none of our leases expired, and all of our leasing activity related to our real estate acquisitions.

Revenues

	Year Ended December 31,			Increase/ (Decrease)	Increase/ (Decrease)
(In thousands)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Revenues:
Rental income from operating leases	$133,943	$89,875	$61,980	$44,068	$27,895
Earned income from direct financing leases	4,544	4,075	3,828	469	247
Operating expenses reimbursed from tenants	4,173	3,538	2,243	635	1,295
Other income from real estate transactions	209	598	101	(389)	497

Total revenues	$142,869	$98,086	$68,152	$44,783	$29,934

2016 versus 2015

Total revenues increased by $44.8 million or 45.7% to $142.9 million for the year ended December 31, 2016, compared to $98.1 million for the year ended December 31, 2015. The growth in revenue year-over-year is primarily attributable to the growth in our real estate portfolio. During the year ended December 31, 2016, we closed 22 real estate acquisitions and acquired $518.8 million in real estate comprised of 88 new properties and improvements to one of our existing properties. Our real estate investments in new properties were made throughout the period and were not all outstanding for the entire period. During 2016, we recognized $16.9 million of the $40.9 million in annualized straight-line rental income from new properties acquired in 2016, with the remaining increase expected to be recognized in 2017. The increase in revenues from 2015 is also a result of the acquisitions made throughout 2015, in particular towards the second-half of the year, whereby we recognized the full annualized straight-line rental revenues in 2016. In 2016, we recognized $28.8 million of the $43.4 million in annualized straight-line rental income from properties acquired in 2015. The increase in total revenues as a result of acquisitions made in 2016 and 2015 was partially offset by real estate disposals.

The rental rates we receive on sale-leaseback transactions and lease assumptions on the various types of properties we target across the United States vary from transaction to transaction based on many factors, such as the terms of the lease, each property’s real estate fundamentals, and the market rents in the area. The initial contractual cash lease payments on acquisitions during 2016 represented a weighted average capitalization rate of 6.83%. Additionally, as part of the acquisitions closed in 2016, we capitalized approximately $2.9 million in leasing fees, a majority of which relate to payments to the Manager for executing sale-leaseback transactions. Of the $518.8 million in acquisitions during 2016, approximately $295.8 million related to sale-leaseback transactions.

2015 versus 2014

Revenues increased by $29.9 million or 43.9% to $98.1 million for the year ended December 31, 2015, compared to $68.2 million for the year ended December 31, 2014. The growth in revenue year-over-year is primarily attributable to the growth in our real estate portfolio. During the year ended December 31, 2015, we acquired $550.1 million in real estate comprised of 116 new properties and land adjacent to one of our existing properties. Our real estate investments were made throughout the period with weighting towards the second-half of the year, and were not all outstanding for the entire period. During 2015, we recognized $14.6 million of the $43.4 million in annualized straight-line rental income from properties acquired in 2015, and recognized the remaining increase in 2016. The initial contractual cash lease payments on acquisitions during 2015 represented a weighted average capitalization rate of 6.83%. Additionally, as part of the acquisitions closed in 2015, we capitalized approximately $4.4 million leasing fees, a majority of which relate to payments to the Manager for executing sale-leaseback transactions. Of the $550.1 million in acquisitions during 2015, approximately $441.1 million related to sale-leaseback transactions.

The remaining increase in revenues as compared to 2014 is the result of the acquisitions made throughout 2014, whereby we recognized the full annualized straight-line rental revenues in 2015.

Operating Expenses

	Year Ended December 31,			Increase/ (Decrease)	Increase/ (Decrease)
(in thousands)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Operating expenses:
Depreciation and amortization	$46,321	$29,387	$19,475	$16,934	$9,912
Asset management fees	10,955	7,042	4,441	3,913	2,601
Property management fees	3,939	2,697	1,903	1,242	794
Acquisition expenses	10,880	9,947	4,675	933	5,272
Property and operating expense	3,900	3,384	1,909	516	1,475
General and administrative	2,790	3,116	1,925	(326)	1,191
State and franchise tax	446	130	186	316	(56)
Asset impairment	—	—	1,634	—	(1,634)

Total operating expenses	$79,231	$55,703	$36,148	$23,528	$19,555

Depreciation and amortization – 2016 versus 2015

Depreciation and amortization increased by $16.9 million, or 57.6% to $46.3 million for the year ended December 31, 2016, primarily as a result of the growth in our real estate portfolio. During the year ended December 31, 2016, we acquired $518.8 million in real estate comprised of 88 new properties and a capital expansion on an existing property. Our real estate investments were made throughout the period and were not all outstanding for the entire period; accordingly, only a portion of the increase in annualized depreciation is reflected in the full-year 2016 amounts.

Depreciation and amortization – 2015 versus 2014

Depreciation and amortization increased by $9.9 million, or 50.9% to $29.4 million for the year ended December 31, 2015, primarily as a result of the growth in our real estate portfolio. During the year ended December 31, 2015, we acquired $550.1 million in real estate. Our real estate investments were made throughout the period and were not all outstanding for the entire period; accordingly, only a portion of the increase in annualized depreciation is reflected in the full-year 2015 amounts.

Asset management fees – 2016 versus 2015

Asset management fees increased by $3.9 million, or 55.6% to $11.0 million for the year ended December 31, 2016. The Asset Manager receives an annual asset management fee equal to 1% of the aggregate value of our equity on a fully diluted basis based on the Determined Share Value. The increase in asset management fees during 2016 is a result of an increase in the equity on a fully diluted basis and the increase in the Determined Share Value. During the year ended December 31, 2016, we increased the Determined Share

Value 4.1% from $74.00 per share as of December 31, 2015 to $77.00 per share as of December 31, 2016. Additionally, the weighted average number of shares of our common stock and noncontrolling membership units of the Operating Company outstanding increased as the result of continued equity capital investments. For the year ended December 31, 2016, the weighted average number of shares of our common stock and noncontrolling membership units of the Operating Company outstanding was 14.6 million compared to 9.7 million for the year ended December 31, 2015. The increase in equity capital was used to partially fund the continued growth in our real estate portfolio.

Asset management fees – 2015 versus 2014

Asset management fees increased by $2.6 million, or 58.6% to $7.0 million for the year ended December 31, 2015. The Asset Manager receives an annual asset management fee equal to 1% of the aggregate value of our equity on a fully diluted basis based on the Determined Share Value. The increase in asset management fees during 2015 is a result of an increase in the equity on a fully diluted basis and the increase in the Determined Share Value. During the year ended December 31, 2015, we increased the Determined Share Value 4.2% from $71.00 per share as of December 31, 2014 to $74.00 per share as of December 31, 2015. Additionally, the weighted average number of shares of our common stock and noncontrolling membership units of the Operating Company outstanding increased as the result of continued equity capital investments. For the year ended December 31, 2015, the weighted average number of shares of our common stock and noncontrolling membership units of the Operating Company outstanding was 9.7 million compared to 6.6 million for the year ended December 31, 2014. The increase in equity capital was used to partially fund the continued growth in our real estate portfolio.

Property Management Fees – 2016 versus 2015

Property management fees increased by $1.2 million, or 46.0% to $3.9 million for the year ended December 31, 2016. The Manager is compensated for its property management services by receiving, as of the end of each month, a property management fee equal to 3% of gross rentals collected from the real estate portfolio for that month. The increase in property management fees is primarily attributable to the growth in our real estate portfolio. During the year ended December 31, 2016, we acquired $518.8 million in real estate comprised of 88 new properties and a capital expansion on an existing property from 22 separate acquisitions. Our real estate investments were made throughout the period and were not all outstanding for the entire period; accordingly, a portion of the increase in property management fees calculated based on the additional rental revenue from these acquisitions will be recognized in subsequent periods. Additionally, we recognized average annual rent increases of approximately 2.1% during 2016, contributing to growth in property management fees on properties owned in the prior year (i.e., “same store” basis).

Property Management Fees – 2015 versus 2014

Property management fees increased by $0.8 million, or 41.8% to $2.7 million for the year ended December 31, 2015. The Manager is compensated for its property management services by receiving, as of the end of each month, a property management fee equal to 3% of gross rentals collected from the real estate portfolio. The increase in property management fees is primarily attributable to the growth in our real estate portfolio. During the year ended December 31, 2015, we acquired $550.1 million in real estate. Our real estate investments were made throughout the period with weighting towards the second half of the year, and were not all outstanding for the entire period; accordingly, a portion of the increase in property management fees calculated based on the additional rental revenue from these acquisitions will be recognized in subsequent periods. Additionally, we recognized average annual rent increases of approximately 2.0% during 2015, contributing to growth in property management fees on properties owned in the prior year (i.e., “same store” basis).

Acquisition Expenses – 2016 versus 2015

Acquisition expenses increased by $0.9 million, or 9.4% to $10.9 million for the year ended December 31, 2016. Under the terms of the Asset Management Agreement, we pay the Asset Manager an acquisition fee equal to 1% of the gross purchase price paid for each property we acquire (including properties contributed in exchange for membership units in the Operating Company); provided, however, that in the event that our acquisition of a property requires a new lease (as opposed to taking an assignment of an existing lease), such as in the case of a sale-leaseback transaction, we pay the Asset Manager an acquisition fee equal to 2% of the gross purchase price as a result of the additional leasing services required. The increase in acquisition expenses year-over-year is a result of increased legal expenses due to the increased complexity of acquisitions closed during 2016. The impact was slightly offset by a 5.7% decrease in acquisition activity from 2015 to 2016. During the year ended December 31, 2016 we acquired $518.8 million in real estate, as compared to $550.1 million for the year ended December 31, 2015.

Acquisition Expenses – 2015 versus 2014

Acquisition expenses increased by $5.3 million, or 112.8% to $9.9 million for the year ended December 31, 2015. Under the terms of the Asset Management Agreement, we pay the Asset Manager an acquisition fee equal to 1% of the gross purchase price paid for each property we acquire (including properties contributed in exchange for membership units in the Operating Company); provided, however, that in the event that our acquisition of a property requires a new lease (as opposed to taking an assignment of an existing lease), such as in the case of a sale-leaseback transaction, we pay the Asset Manager an acquisition fee equal to 2% of the gross purchase price as a result of the additional leasing services required. The increase in acquisition expenses year-over-year is a result of increased acquisition activity. During the year ended December 31, 2015, we acquired $550.1 million in real estate, as compared to $236.5 million for the year ended December 31, 2014.

Property and operating expense – 2016 versus 2015

Property and operating expense increased by $0.5 million, or 15.2% to $3.9 million for the year ended December 31, 2016. The increase is attributable to increased insurance rates and real estate taxes on the underlying real estate properties. These expenses are paid by us and reimbursed by the tenant under the terms of the respective leases. There was a corresponding increase in the Operating expenses reimbursed by tenants revenue balance.

Property and operating expense – 2015 versus 2014

Property and operating expense increased by $1.5 million, or 77.2% to $3.4 million for the year ended December 31, 2015. The increase is attributable to the acquisition of properties during 2015 with lease terms that provide for the landlord to pay for certain expenses, such as real estate taxes and insurance, with reimbursement from the tenant. These reimbursements are included in the Operating expenses reimbursed from tenants revenue balance, which experienced a corresponding increase year-over-year.

General and administrative – 2016 versus 2015

General and administrative expenses decreased by $0.3 million, or 10.4% to $2.8 million for the year ended December 31, 2016. The decrease is primarily attributable to a $0.6 million decrease in bad debt expense resulting from recoveries of previously reserved doubtful accounts without a corresponding replenishment. We recognized 100% collections in 2016. The decrease was partially offset by increased fees for costs and services associated with our requirements to file this Form 10 to register our shares of common stock pursuant to Section 12(g) of the Exchange Act. In addition, we incurred fees associated with the establishment of the Operating Company’s investment grade credit rating. We believe the fees incurred in establishing the investment grade credit rating will be more than offset by the ongoing interest expense savings through a lower margin on our long-term debt.

General and administrative – 2015 versus 2014

General and administrative expenses increased by $1.2 million, or 61.8% to $3.1 million for the year ended December 31, 2015. The increase is primarily attributable to increased legal fees associated with acquisition activity and equity investments in the Operating Company. Additionally, bad debt expense increased by $0.3 million as a result of increased reserves for two tenants.

Asset impairment

For the year ended December 31, 2014, we recognized an asset impairment of $1.6 million on a single property as the result of the tenant’s deteriorating financial condition and the respective rental payments owed to us in arrears. We did not recognize asset impairments for the years ended December 31, 2015 and 2016, which is commensurate with our strong underwriting focus on credit-worthy tenants and our ongoing credit monitoring and maintenance.

Other income (loss)

	Year Ended December 31,			Increase/ (Decrease)	Increase/ (Decrease)
(in thousands)	2016	2015	2014	2016 vs 2015	2015 vs 2014
Other revenue (expenses)
(Cost) gain of debt extinguishment	$(133)	$1,213	$(422)	$(1,346)	$1,635
Preferred distribution income	713	350	—	363	350
Interest income	88	—	—	88	—
Gain on stock transfer	—	262	—	(262)	262
Interest expense	(29,963)	(22,605)	(18,058)	(7,358)	(4,547)
Gain (loss) on sale of real estate	5,925	(713)	3,639	6,638	(4,352)

Net income	$40,268	$20,890	$17,163	$19,378	$3,727

(Cost) gain of debt extinguishment – 2016 versus 2015

The (cost) gain of debt extinguishment represents the difference between the price paid to extinguish the debt compared to the carrying value of the debt, plus any unamortized debt acquisition costs at the time of extinguishment. To the extent that the price paid to extinguish the debt is greater than the carrying value of debt, we would recognize a loss on extinguishment. The loss would be increased by the amount of previously capitalized debt acquisition costs that remain unamortized at the time of extinguishment. To the extent that the price paid to extinguish the debt is less than the carrying value of debt, we would recognize a gain on extinguishment, netted by any unamortized debt acquisition costs. These amounts fluctuate period-over-period based on the variability in the interest rate environment, changes in financial institutions’ credit standards, and our activity in capital markets to manage our leverage position.

Preferred distribution income

In June of 2015, we invested $10 million in convertible preferred interests of Broadstone Real Estate, LLC, our Manager, which provide for a stated preferred return of 7.0% with 0.25% increases each year. We earned $0.35 million in income during the year ended December 31, 2015, which represents six months of the preferred return. We earned $0.71 million in income during the year ended December 31, 2016, which represents six months of the preferred return at a stated rate of 7% for the first half of the year and six months of the preferred return at a stated rate of 7.25% for the second half of the year.

Interest Expense – 2016 versus 2015

Interest expense increased to $30.0 million for the year ended December 31, 2016, from $22.6 million for the year ended December 31, 2015, due primarily to an increase in long-term borrowings used to partially fund the acquisition of properties for our growing real estate investment portfolio. The debt outstanding on our unsecured credit facilities increased from $562.1 million at December 31, 2015, to $759.9 million at December 31, 2016. During these periods, our unsecured credit facilities bore interest at a variable rate based on the one- and three-month LIBOR plus a credit spread ranging from 1.65% to 2.5%. At December 31, 2016 and 2015, the one-month LIBOR was 0.62% and 0.24%, respectively, and the three-month LIBOR was 0.93% and 0.42%, respectively. The variability in the LIBOR rates was offset by our interest rate swap positions that effectively fix the interest rates on our long-term debt. The increase in interest expense resulting from the increase in outstanding debt was partially offset by a reduction in our credit spread. The Operating Company’s receipt of an investment grade credit rating in March 2016 lowered the credit spread on two of our three credit facilities to 1.40% and 1.45%, effective April 1, 2016.

Interest Expense – 2015 versus 2014

Interest expense increased to $22.6 million for the year ended December 31, 2015, from $18.1 million for the year ended December 31, 2014, due primarily to an increase in long-term borrowings used to partially fund the acquisition of properties for our growing real estate investment portfolio. The debt outstanding on our unsecured credit facilities increased from $361.5 million at December 31, 2014, to $562.1 million at December 31, 2015. During these periods, our unsecured credit facilities bore interest at a variable rate based on the one- and three-month LIBOR plus a credit spread ranging from 1.65% to 2.5%. At December 31, 2015 and 2014, the one-month LIBOR was 0.24% and 0.15%, respectively, and the three-month LIBOR was 0.42% and 0.23%, respectively. The variability in the LIBOR rates was offset by our interest rate swap positions that effectively fix the interest rate on our long-term debt.

Gain (loss) on sale of real estate

During the year ended December 31, 2016, we recognized a $5.9 million gain on the sale of real estate, compared to a loss of $0.7 million for the year ended December 31, 2015, and a gain of $3.6 million for the year ended December 31, 2014. During 2016, 2015, and 2014 we sold nine properties, six properties, and 22 properties, respectively. Our recognition of a gain or loss on the sale of real estate varies from transaction to transaction based on fluctuations in asset prices and demand in the real estate market.

Net Income and Non-GAAP Measures (FFO and AFFO)

Our reported results and net earnings per dilutive share are presented in accordance with GAAP. We also disclose Funds from Operations, or FFO, and Adjusted Funds from Operations, or AFFO, each of which are non-GAAP measures. We believe the use of FFO and AFFO are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs. FFO and AFFO should not be considered alternatives to net income as a performance measure or to cash flows from operations, as reported on our statement of cash flows, or as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures.

We compute FFO in accordance with the standards established by the White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). NAREIT defines FFO as GAAP net income or loss adjusted to exclude net gains (losses) from sales of depreciated real estate assets, depreciation and amortization expense from real estate assets, and impairment charges related to previously depreciated real estate assets. To derive AFFO, we modify the NAREIT computation of FFO to include other adjustments to GAAP net income related to certain non-cash revenues and expenses, including straight-line rents, gain (loss) on extinguishments of debt, acquisition expenses, amortization of lease intangibles, amortization of debt issuance costs, amortization of net mortgage premiums, extraordinary items and other specified non-cash items. We believe that such items are not a result of normal operations and thus we believe excluding such items assists management and investors in distinguishing whether changes in our operations are due to growth or decline of operations at our properties or from other factors.

Our leases include rents that increase over the term of the lease to compensate us for anticipated increases in market rentals over time. Our leases do not include significant front-loading or back-loading of payments or significant rent-free periods. Therefore, we find it useful to evaluate rent on a contractual basis as it allows for comparison of existing rental rates to market rental rates. Additionally, we exclude transaction costs associated with acquiring real estate subject to existing leases, including the amortization of lease intangibles, as well as acquisition expenses paid to our Asset Manager that are based on a percentage of the gross acquisition purchase price. We exclude these costs from AFFO because they are upfront expenses that are recognized in conjunction with an acquisition, and therefore, are not indicative of ongoing operational results of the portfolio. We believe excluding acquisition expenses provides investors a view of the performance of our portfolio over time. In connection with our adoption of ASU 2017-01, effective January 1, 2017 and on a prospective basis, we capitalize all acquisition expenses as part of the cost-basis of the tangible and intangible assets acquired. Therefore, effective January 1, 2017, we will no longer adjust for acquisition expenses in our AFFO computation. We also exclude the amortization of debt issuance costs and net mortgage premiums as they are not indicative of ongoing operational results of the portfolio. We use AFFO as a measure of our performance when we formulate corporate goals.

FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers, primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is a useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other REITs, and comparisons of our FFO and AFFO with the same or similar measures disclosed by other REITs may not be meaningful.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO and AFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the REIT industry and in response to such standardization we may have to adjust our calculation and characterization of FFO and AFFO accordingly.

FFO and AFFO for the three months ended March 31, 2017 and 2016

The following table presents our non-GAAP FFO and AFFO for the three months ended March 31, 2017 and 2016. Our measures of FFO and AFFO are computed on the basis of amounts attributable to both us and noncontrolling interests. As the noncontrolling interests share in our net income on a one-for-one basis, the basic and diluted per-share amounts are the same.

	Three-months ended March 31,		Increase/ Decrease
(in thousands, except per share data)	2017	2016
Net income	$13,747	$5,701	$8,046
Net earnings per diluted share	0.81	0.43	0.38
FFO	27,537	14,844	12,693
FFO per diluted share	1.62	1.12	0.50
AFFO	24,082	17,288	6,794
AFFO per diluted share	$1.42	$1.31	$0.11
Diluted WASO(1)	17,009	13,196

(1)	Weighted average number of shares of our common stock and membership units in the Operating Company outstanding (“WASO”), computed in accordance with GAAP

Net income

Net income increased by $8.0 million, from $5.7 million for the three months ended March 31, 2016, to $13.7 million for the three months ended March 31, 2017. Net earnings per diluted share increased by $0.38 during the same period, up to $0.81 per share. The increase in net income and earnings per share is attributable to investments in real estate properties. During the three months ended March 31, 2017, we closed two real estate acquisitions and acquired $89.7 million in real estate, excluding capitalized acquisition costs, comprised of ten new properties. Additionally, subsequent to March 31, 2016 and for the nine-month period ended December 31, 2016, we closed 19 real estate acquisitions and acquired approximately $462.8 million in real estate comprised of 83 new properties. The increase in net income was partially offset by a 3.8 million increase in the diluted weighted average number of shares of our common stock outstanding as a result of ongoing equity raises.

FFO

FFO for the three months ended March 31, 2017 was $27.5 million, representing a $12.7 million increase from FFO of $14.8 million for the three months ended March 31, 2016. FFO per diluted share increased by $0.50 during the same period to $1.62 per share. The increase in FFO and FFO per share is primarily driven by increased revenue year-over-year as a result of growth in our real estate investment portfolio. During the three months ended March 31, 2017, we closed two real estate acquisitions and acquired $89.7 million in real estate, excluding capitalized acquisition costs, comprised of ten new properties. Additionally, subsequent to March 31, 2016 and for the nine-month period ended December 31, 2016, we closed 19 real estate acquisitions and acquired approximately $462.8 million in real estate comprised of 83 new properties. During the period, we increased total revenues by 33.6%. Excluding depreciation and amortization, consistent with the computation of FFO, total expenses only increased by 12%.

AFFO

AFFO for the three months ended March 31, 2017 was $24.1 million, representing a $6.8 million increase from AFFO of $17.3 million for the three months ended March 31, 2016. AFFO per diluted share increased by $0.11 during the same period to $1.42 per diluted share. Adjustments to FFO of $(3.5) million for the three months ended March 31, 2017 to arrive at AFFO decreased approximately $5.9 million, as compared to adjustments to FFO of $2.4 million for the three months ended March 31, 2016. The decrease was primarily comprised of a $3.5 million decrease in the add-back for interest rate swap ineffectiveness. During the three months ended March 31, 2016, we recognized $3.5 million in interest rate swap ineffectiveness related to inconsistencies in certain terms between the interest rate swaps and the credit agreements. The interest rate swaps continued to qualify for hedge accounting, with the effective portion of mark-to-market adjustments included in accumulated other comprehensive income. During the fourth quarter of 2016, we amended the terms of the credit agreements, thereby reversing the impact of the ineffectiveness and rendering a $0 full-year 2016 impact to the consolidated income statement.

The decrease in the adjustments to FFO in arriving at AFFO was also the result of a $1.4 million decrease in the add-back for acquisition expenses and a $1.3 million increase in the deduction for straight-line rent. Effective January 1, 2017, we adopted ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. As a result of adoption, accounted for on a prospective basis, we now treat our property acquisitions as asset acquisitions, as opposed to our previous treatment as business acquisitions. Acquisition expenses, which were previously expensed as incurred, are now capitalized as part of the cost-basis of the underlying assets acquired. Accordingly, for the three months ended March 31, 2017 there were no acquisition expenses included in the consolidated statement of income. The increase in the deduction for straight-line was driven by the volume of acquisitions subsequent to March 31, 2016, with periodic contractual rent escalation clauses included in long-term leases. As of March 31, 2017, the weighted average contractual rent escalations on our real estate portfolio was 2.2%. Consistent with FFO growth, the overall increase in AFFO is primarily driven by increased revenue year-over-year as the result of growth in our real estate investment portfolio.

FFO and AFFO for the years ended December 31, 2016, 2015, and 2014

The following table presents our non-GAAP FFO and AFFO for the years ended December 31, 2016, 2015, and 2014. Our measures of FFO and AFFO are computed on the basis of amounts attributable to both us and noncontrolling interests. As the noncontrolling interests share in our net income on a one-for-one basis, the basic and diluted per-share amounts are the same.

	Year ended December 31,			Increase/ Decrease 2016 vs. 2015	Increase/ Decrease 2015 vs. 2014
(in thousands, except per share data)	2016	2015	2014
Net income	$40,268	$20,890	$17,163	$19,378	$3,727
Net earnings per diluted share	2.76	2.15	2.59	0.61	(0.44)
FFO	80,664	50,990	34,633	29,674	16,357
FFO per diluted share	5.53	5.24	5.22	0.29	0.02
AFFO	78,780	52,273	33,956	26,507	18,317
AFFO per diluted share	$5.40	$5.37	$5.12	$0.03	$0.25
Diluted WASO	14,597	9,736	6,637

Net income

Net income increased by $19.4 million, from $20.9 million for the year ended December 31, 2015, to $40.3 million for the year ended December 31, 2016. Net earnings per diluted share increased by $0.61 during the same period, up to $2.76 per share. The increase in net income and earnings per share is attributable to accretive investments in real estate properties made during 2016, coupled with the annualized revenue streams from the real estate investments made in 2015. We added $518.8 million and $550.1 million in real estate investments during the years ended December 31, 2016 and 2015, respectively. The increase in net income in the earnings per share computation was partially offset by a 4.9 million increase in the diluted weighted average number of shares of our common stock outstanding as a result of ongoing equity raises.

Net income increased by $3.7 million, from $17.2 million for the year ended December 31, 2014, to $20.9 million for the year ended December 31, 2015. Net earnings per diluted share decreased by $0.44 during the same period to $2.15 per diluted share. The increase in net income is attributable to investments in real estate properties made during 2015, coupled with the annualized revenue streams from the real estate investments made in 2014. We added $550.1 million and $236.5 million in real estate investments during the years ended December 31, 2015 and 2014, respectively. The $3.7 million increase in net income was more than offset by a 3.1 million increase in the weighted average number of shares of our common stock outstanding as a result of ongoing equity raises. The $0.44 decrease in earnings per diluted share is the result of the timing of investments in real estate in 2015. As the investments in real estate in 2015 were weighted towards the second half of the year, we recognized only a portion of the annualized rental streams in 2015 and recognized the corresponding acquisition expenses in full.

FFO

FFO for the year ended December 31, 2016 was $80.7 million, representing a $29.7 million increase from FFO of $51.0 million for the year ended December 31, 2015. FFO per diluted share increased by $0.29 during the same period to $5.53 per share. The increase in FFO is primarily driven by increased revenue year-over-year as the result of growth in our real estate investment portfolio. We added $518.8 million in real estate investments during the year ended December 31, 2016. Additionally, the increase in FFO per diluted share is driven by accretive investments made in 2016. From 2015 to 2016, we increased total revenues by 45.7% while total operating expenses only increased 42.2%. Excluding depreciation and amortization, consistent with the computation of FFO, total expenses only increased by 25.1%. The growth in FFO per share is also a result of recognizing annualized rental streams on investments made in the prior year. As the investments in real estate in the prior year were made throughout the period with weighting towards the second-half of the year, we recognized a portion of the increase in the prior year with the remainder in 2016.

FFO for the year ended December 31, 2015 was $51.0 million, representing a $16.4 million increase from FFO of $34.6 million for the year ended December 31, 2014. FFO per diluted share increased by $0.02 during the same period to $5.24 per share. The increase in FFO is primarily driven by increased revenue year-over-year as the result of growth in our real estate investment portfolio. We added $550.1 million in real estate investments during the year ended December 31, 2015. The growth in FFO per diluted share is attributable to the recognition of annualized rental streams on investments made in the prior year. As we made our investments throughout the period, we recognized a portion of the increase in the prior year with the remainder in 2015. These increases were partially offset by the timing difference between the recognition of acquisition expenses for investments made during the year and the related annualized rental income streams, as well as a $1.6 million reduction in asset impairments that are added back to net income in arriving at FFO. The acquisitions made during 2015 were weighted towards the end of the year. Accordingly, we recognized the full acquisition expenses on the corresponding investments in 2015 and recognized only a portion of the annualized rental revenue streams.

AFFO

AFFO for the year ended December 31, 2016 was $78.8 million, representing a $26.5 million increase from AFFO of $52.3 million for the year ended December 31, 2015. AFFO per diluted share increased by $0.03 during the same period to $5.40 per diluted share. Adjustments to FFO of $(1.9) million in 2016 to arrive at AFFO decreased approximately $3.2 million, as compared to adjustments to FFO of $1.3 million in 2015. The decrease in adjustments to FFO was primarily comprised of a $6.3 million increase in the deduction for straight-line rent in 2016, driven by the volume of acquisitions in 2016 with periodic contractual rent escalation clauses included in long-term leases. In 2016, same store rental revenue increased by 2.1%. The volume of acquisitions in 2016 also resulted in a $0.9 million increase in the acquisition expense add-back, offsetting the overall decrease in adjustments to FFO. The overall decrease in adjustments to FFO was also partially offset by a $1.3 million fluctuation in the (gain) cost on debt extinguishment. Consistent with FFO growth, the overall increase in AFFO is primarily driven by increased revenue year-over-year as the result of growth in our real estate investment portfolio.

AFFO for the year ended December 31, 2015 was $52.3 million, representing an $18.3 million increase from AFFO of $34.0 million for the year ended December 31, 2014. AFFO per diluted share increased by $0.25 during the same period to $5.37 per diluted share. Adjustments to FFO of $1.3 million in 2015 to arrive at AFFO increased approximately $2.0 million, as compared to adjustments to FFO of $(0.7) million in 2015. The increase in adjustments to FFO was primarily comprised of a $5.3 million increase in acquisition expenses. The increase in acquisition expenses year-over-year is a result of increased acquisition activity. During the year ended December 31, 2015, we acquired $550.1 million in real estate, as compared to $236.5 million for the year ended December 31, 2014. The increase was offset by a $1.5 million increase in the deduction for straight-line rent in 2016, as well as a $1.5 million fluctuation in the (gain) cost of debt extinguishment. The increase in the deduction for straight-line rent in 2015 was driven by the volume of acquisitions in 2015 with periodic lease escalation clauses on long-term leases. The fluctuation in the (gain) cost of debt extinguishment was the result of a $1.2 million gain recognized in 2015 versus a $0.4 million cost recognized in 2014. The gain or cost of debt extinguishment represents the difference between the price paid to extinguish the debt compared to the carrying value of the debt, plus any unamortized debt acquisition costs at the time of extinguishment. To the extent that the price paid to extinguish the debt is greater than the carrying value of debt, we would recognize a loss on extinguishment. The loss would be increased by the amount of previously capitalized debt acquisition costs that remain unamortized at the time of extinguishment. To the extent that the price paid to extinguish the debt is less than the carrying value of debt, we would recognize a gain on extinguishment, netted by any unamortized debt acquisition costs. These amounts fluctuate period-over-period based on the variability in the interest rate environment, changes in financial institutions’ credit standards, and our activity in capital markets to manage our leverage position.

Reconciliation of Non-GAAP Measures

The following is a reconciliation of net income to FFO and AFFO for the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016, 2015, and 2014. Also presented is information regarding distributions paid to common stockholders and noncontrolling interests and the weighted average number of shares of our common stock and noncontrolling membership units of the Operating Company used for the basic and diluted computation per share:

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016	2015	2014
Net income	$13,747	$5,701	$40,268	$20,890	$17,163
Real property depreciation and amortization	14,593	9,907	46,321	29,387	19,475
(Gain) loss on disposition of property	(803)	(764)	(5,925)	713	(3,639)
Asset impairment	—	—	—	—	1,634

FFO	$27,537	$14,844	$80,664	$50,990	$34,633

Capital improvements / reserves	(48)	(48)	(194)	(195)	(196)
Straight line rent adjustment	(4,038)	(2,729)	(13,847)	(7,593)	(6,062)
(Gain) cost on debt extinguishment	48	—	133	(1,213)	422
(Gain) loss on stock transfer	—	—	—	(262)	—
Amortization of debt issuance costs	424	432	1,817	1,372	914
Amortization of net mortgage premiums	(41)	(48)	(191)	(191)	(152)
Interest rate swap ineffectiveness	—	3,542	—	—	—
Amortization of lease intangibles	200	(123)	(482)	(582)	(278)
Acquisition expenses	—	1,418	10,880	9,947	4,675

AFFO	$24,082	$17,288	$78,780	$52,273	$33,956

Diluted WASO(1)	17,009	13,196	14,597	9,736	6,637
Distributions to common sharesholders	19,326	19,131	69,403	41,851	31,565
Distributions to noncontrolling interests	1,943	2,158	7,552	3,420	3,009

Total Distributions	$21,269	$21,289	$76,955	$45,271	$34,574

Net earnings per share, basic and diluted	0.81	0.43	2.76	2.15	2.59
FFO per diluted share	1.62	1.12	5.53	5.24	5.22
AFFO per diluted share	$1.42	$1.31	$5.40	$5.37	$5.12

(1)	Weighted average number of shares of our common stock and membership units in the Operating Company outstanding (“WASO”), computed in accordance with GAAP

Reclassification of Non-GAAP Measures

We have reclassified certain adjustments in our AFFO and previously reported Operating-Adjusted Funds From Operations, or O-AFFO, reporting structure to discontinue the use of O-AFFO. We performed an analysis of publicly-traded REIT peers and determined that the reclassifications were appropriate adjustments to make to our non-GAAP performance metrics and increase comparability with our peer group. The reclassifications include the adjustments for acquisition expenses and amortization of lease intangibles, both of which are common industry AFFO adjustments.

We also determined that it would be appropriate to include additional adjustments for straight-line rents associated with direct financing leases, and to exclude the impact of the amortization of debt issuance costs and net mortgage premiums. The straight-line rent adjustment for direct financing leases is consistent with our adjustment for straight-line rent on operating leases. We find it useful to evaluate rent on a contractual basis as it allows for comparison of existing rental rates to market rental rates. We exclude the amortization of debt issuance costs and net mortgage premiums as they are not indicative of ongoing operational results of the portfolio. Each of these adjustments is also a common adjustment among our net lease peer group.

The following table presents the impact of the reclassifications and new adjustments for the years ended December 31, 2016, 2015, and 2014.

	For the years ended December 31,
	2016	2015	2014
AFFO
AFFO, as previously reported	$66,831	$41,392	$29,027
Acquisition expenses	10,880	9,947	4,675
Amortization of lease intangibles	(482)	(582)	(278)

AFFO after reclassifications	$77,229	$50,757	$33,424
O-AFFO
Acquisition expenses	$(10,880)	$(9,947)	$(4,675)
Amortization of lease intangibles	482	582	278

O-AFFO after reclassifications	$—	$—	$—
New Adjustments
Straight-line rent adjustment(1)	$(75)	$335	$(230)
Amortization of debt issuance costs	1,817	1,372	914
Amortization of net mortgage premiums	(191)	(191)	(152)

AFFO, as reported	$78,780	$52,273	$33,956

(1)	Represents the non-cash adjustment for direct financing leases

Critical Accounting Policies

The preparation of our consolidated financial statements in conformance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses as well as other disclosures in the financial statements. On an ongoing basis, management evaluates its estimates and assumptions; however, actual results may differ from these estimates and assumptions, which in turn could have a material impact on our financial statements. A summary of our significant accounting policies and procedures are included in Note 2 of our consolidated financial statements included in this Form 10. Management believes the following critical accounting policies, among others, affect its more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Investments in Rental Property

We record investments in rental property accounted for under operating leases at cost. We record investments in rental property accounted for under direct financing leases at their net investment (which at the inception of the lease generally represents the cost of the property).

We account for acquisitions of rental properties utilizing the acquisition method and, accordingly, we record the estimated fair value of the assets acquired and liabilities assumed. We recognized all costs of acquisition as an expense at the time of acquisition. The results of operations of acquired properties are included in the consolidated statements of income and comprehensive income from the date of acquisition. We allocate the fair value of rental property acquired with in-place leases to tangible assets, consisting of land and land improvements, buildings, and equipment, and identifiable intangible assets and liabilities, including the value of in-place leases and acquired above-market and below-market leases. We use multiple sources to estimate fair value, including information obtained about each property as a result of our pre-acquisition due diligence and our marketing and leasing activities. Factors that impact our fair value determination include real estate market conditions, industry conditions that the tenant operates in, and characteristics of the real estate and/or real estate appraisals. Changes in any of these factors could impact the future purchase prices of our investments and the corresponding capitalization rates recognized. We do not believe the assumptions used to fair value the investments upon acquisition have a significant degree of estimation uncertainty.

We determine the fair value of tangible assets of an acquired property by valuing the property as if it were vacant. Management then allocates the as-if-vacant value to land and land improvements, buildings, and equipment based on the fair value of the assets.

The estimated fair value of acquired in-place leases equals the costs we would have had to incur to lease the properties to the occupancy level of the properties at the date of acquisition. Such costs include the fair value of leasing commissions and other operating costs that would have been incurred to lease the properties, had they been vacant, to their acquired occupancy level. We amortize acquired in-place leases as of the date of acquisition over the remaining initial non-cancellable terms of the respective leases to amortization expense.

We record acquired above-market and below-market lease values based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the differences between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market value lease rates at the time of acquisition for the corresponding in-place leases. We amortize the capitalized above-market and below-market lease values as adjustments to rental revenue over the remaining term of the respective leases.

Should a tenant terminate its lease, we charge the unamortized portion of the in-place lease value to amortization expense and we charge the unamortized portion of above-market or below-market lease value to rental income.

Management estimates the fair value of assumed mortgages and notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. We record assumed mortgages and notes payable at their estimated fair value as of the assumption date, and the difference between the estimated fair value and the notes’ outstanding principal balance is amortized to interest expense over the remaining term of the debt.

Long-lived Asset Impairment

We review long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such events or changes in circumstances are present, an impairment exists to the extent the carrying value of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. Such cash flows include factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition, and other factors. An impairment loss is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group.

Inputs used in establishing fair value for real estate assets generally fall within Level 3 of the fair value hierarchy, which are characterized as requiring significant judgment as little or no current market activity may be available for validation. The main indicator used to establish the classification of the inputs is current market condition, as derived through our use of published commercial real estate market information. We determine the valuation of impaired assets using generally accepted valuation techniques including discounted cash flow analysis, income capitalization, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties. Management may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate.

During the year ended December 31, 2014, we recognized an impairment charge on real estate assets of $1.6 million. In determining the fair value of the real estate assets at the time of measurement, we utilized a direct capitalization rate of 18% and a rental growth rate of 2%, both of which are Level 3 inputs. We believe the uncertainty in the future cash flows was reflected in the significant capitalization rate, and the estimates were based on the information available at the time of impairment. On December 30, 2015, we sold the assets for a gain of $0.1 million. The selling price was within a reasonable range of the impaired carrying value, supporting the reasonableness of our impairment estimate. Given the timing difference between the date of impairment and the date of sale, fluctuations in market conditions could have impacted the gain recognized.

We did not recognize impairment charges during the years ended December 31, 2016 and 2015. We classified the impairment charge within earnings from operations in the consolidated statements of income and comprehensive income included in this Form 10, which resulted from non-payment of past due rental amounts and concerns over the tenant’s future viability.

Revenue Recognition

At the inception of a new lease arrangement, including new leases that arise from amendments, management assesses the terms and conditions to determine the proper lease classification. A lease arrangement is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the lessee prior to or shortly after the end of the lease term, (ii) lessee has a bargain purchase option during or at the end of the lease term, (iii) the lease term is greater than or equal to 75% of the underlying property’s economic life, or (iv) the present value of the future minimum lease payments (excluding executory costs) is greater than or equal to 90% of the fair value of the leased property. If one or more of these criteria are met, and the minimum lease payments are determined to be reasonably predictable and collectible, the lease arrangement is generally accounted for as a direct financing lease. Revenue recognition methods for operating leases and direct financing leases are described below:

•	Rental property accounted for under operating leases – Revenue is recognized as rents are earned on a straight-line basis over the non-cancelable terms of the related leases. In most cases, revenue recognition under operating leases begin when the lessee takes possession of, or controls, the physical use of the leased asset. Generally, this occurs on the lease commencement date. For leases that have fixed and measurable rent escalations, the difference between such rental income earned and the cash rent due under the provisions of the lease is recorded as accrued rental income.

•	Rental property accounted for under direct financing leases – management utilizes the direct finance method of accounting to record direct finance lease income. For a lease accounted for as a direct finance lease, the net investment in the direct finance lease represents receivables for the sum of future minimum lease payments and the estimated residual value of the leased property, less the unamortized unearned income. Unearned income is deferred and amortized into income over the lease terms so as to produce a constant periodic rate of return on our net investment in the leases.

Derivative Instruments and Hedging

Management uses interest rate swap agreements to manage risks related to interest rate movements and the corresponding impact to interest expense on long-term debt. We report the interest rate swap agreements, designated and qualifying as cash flow hedges, at fair value. We record the gain or loss on the effective portion of the hedge initially as a component of other comprehensive income or loss and subsequently reclassify these amounts into earnings when we incur interest on the related debt and as the swap net settlements occur. If and when there is ineffectiveness realized on a swap agreement, management recognizes the ineffectiveness as a component of interest expense in the period incurred. Management documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. Our interest rate risk management strategy is intended to stabilize cash flow requirements by maintaining interest rate swap agreements to convert certain variable-rate debt to a fixed rate.

Impact of Recent Accounting Pronouncements

For information on the impact of recent accounting pronouncements on our business, see note 2 of the notes to the consolidated financial statements included in this Form 10.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate risk arising from changes in interest rates on the floating rate indebtedness under our unsecured credit facilities and certain mortgages. Borrowings pursuant to our unsecured credit facilities and floating-rate mortgages bear interest at floating rates based on LIBOR plus the applicable margin. Accordingly, fluctuations in market interest rates may increase or decrease our interest expense which will in turn, increase or decrease our net income and cash flow.

We manage a portion of our interest rate risk by entering into interest rate swap agreements. Our interest rate risk management strategy is intended to stabilize cash flow requirements by maintaining interest rate swap agreements to convert certain variable rate debt to a fixed rate. As of March 31, 2017, we had 26 interest rate swap agreements outstanding, with an aggregate notional amount of $686.2 million. Under these agreements, we receive monthly payments from the counterparties equal to the related variable interest rates multiplied by the outstanding notional amounts. In turn, we pay the counterparties each month an amount equal to a fixed interest rate multiplied by the related outstanding notional amounts. The intended net impact of these transactions is that we pay a fixed interest rate on our variable rate borrowings. The interest rate swaps have been designated by us as effective cash flow hedges for accounting purposes and are reported at fair value. We assess, both at inception and on an ongoing basis, the effectiveness of our qualifying cash flow hedges. We have not entered, and do not intend to enter, into derivative or interest rate transactions for speculative purposes.

The table below summarizes the terms of the current swap agreements relating to our unsecured credit facilities. Several of the interest rate swaps agreements set forth in the table below were entered into in conjunction with previous secured and unsecured borrowings that were retired and the swaps have since been reapplied in support of the current unsecured credit facilities.

Counterparty	Maturity Date	Fixed Rate	Variable Rate Index	Notional Amount	Fair Value
Bank of America, N.A.	11/1/2023	2.80%	LIBOR 1 month	25,000,000	(1,131,892)
Bank of Montreal	07/01/25	2.32%	LIBOR 1 month	25,000,000	(309,594)
Bank of Montreal	1/2/2025	1.91%	LIBOR 1 month	25,000,000	396,539
Bank of Montreal	01/02/26	1.92%	LIBOR 1 month	25,000,000	534,585
Bank of Montreal	1/2/2026	2.05%	LIBOR 1 month	40,000,000	443,226
Bank of Montreal	07/01/24	1.16%	LIBOR 1 month	40,000,000	2,543,544
Bank of Montreal	12/29/26	2.33%	LIBOR 1 month	10,000,000	(84,047)
Capital One, N.A.	01/02/26	2.08%	LIBOR 1 month	35,000,000	308,109
Capital One, N.A.	12/01/24	1.58%	LIBOR 1 month	15,000,000	590,681
Capital One, N.A.	07/01/26	1.32%	LIBOR 1 month	35,000,000	2,689,347
Capital One, N.A.	12/31/21	1.05%	LIBOR 1 month	15,000,000	579,714
Manufacturers & Traders Trust Co.	4/1/2020	4.91%	LIBOR 1 month	21,244,386	(2,006,804)
Manufacturers & Traders Trust Co.	9/1/2017	1.09%	LIBOR 1 month	25,000,000	(1,929)
Manufacturers & Traders Trust Co.	9/1/2022	2.83%	LIBOR 1 month	25,000,000	(970,415)
Manufacturers & Traders Trust Co.	11/1/2023	2.65%	LIBOR 1 month	25,000,000	(949,377)
Regions Bank	3/29/2019	1.91%	LIBOR 3 month	25,000,000	(159,900)
Regions Bank	3/31/2022	2.43%	LIBOR 3 month	25,000,000	(496,936)
Regions Bank	5/1/2020	2.12%	LIBOR 1 month	50,000,000	(680,577)
Regions Bank	3/1/2018	1.77%	LIBOR 1 month	25,000,000	(126,635)
Regions Bank	12/31/23	1.18%	LIBOR 1 month	25,000,000	1,422,216
SunTrust Bank	4/1/2025	2.20%	LIBOR 1 month	25,000,000	(103,449)
SunTrust Bank	4/1/2024	1.99%	LIBOR 1 month	25,000,000	147,815
SunTrust Bank	07/01/25	1.99%	LIBOR 1 month	25,000,000	330,283
SunTrust Bank	01/01/26	1.93%	LIBOR 1 month	25,000,000	528,628
Wells Fargo Bank, N.A.	2/1/2021	2.39%	LIBOR 1 month	35,000,000	(807,920)
Wells Fargo Bank, N.A.	10/1/2024	2.72%	LIBOR 1 month	15,000,000	(642,540)

With the exception of our interest rate swap transactions, we have not engaged in transactions in derivative financial instruments or derivative commodity instruments.

As of March 31,2017, our financial instruments were not exposed to significant market risk due to foreign currency exchange risk.

Item 3.	Properties.

Please refer to Item 1. “Business” of this Form 10 for information concerning our properties.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table shows, as of June 23, 2017, the amount of our common stock beneficially owned (unless otherwise indicated) by: (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; (2) each of our directors and nominees for election as a director; (3) each of our executive officers; and (4) all of our directors and executive officers in the aggregate. The address for each of the persons or entities named in the following table is 800 Clinton Square, Rochester, New York, 14604.

	Common Stock Beneficially Owned(1)
Name of Beneficial Owner	Number of Shares of Common Stock	Percentage of Class
Broadstone Real Estate, LLC(2)	625,000.000	3.69%
Amy L. Tait(3)	240,411.615	1.42%
Christopher J. Czarnecki(4)	2,166.891	*
Sean T. Cutt(5)	1,267.322	*
Ryan M. Albano	751.000	*
David E. Kasprzak	1,098.161	*
John D. Moragne	75.130	*
Timothy J. Holland	108.000	*
Kevin F. Barry	956.000	*
Christopher J. Brodhead	1,360.271	*
Stephen S. Haupt(6)	1,386.809	*
Geoffrey H. Rosenberger	19,124.723	*
Shekar Narasimhan(7)	11,526.481	*
James H. Watters	14,249.764	*
David M. Jacobstein(8)	3,942.949	*
Laurie A. Hawkes(9)	3,918.803	*
Thomas P. Lydon, Jr.(10)	1,962.292	*
Agha S. Khan	3,378.378	*
All directors and executive officers as a group (17 persons)	307,684.589	1.81%

*	Less than 1% of the outstanding shares of our common stock.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote, or to direct the voting of, such security, or “investment power,” which includes the right to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2)	Broadstone Real Estate, LLC, our Manager, is controlled by a four-person board of managers that currently consists of Amy L. Tait, Christopher J. Czarnecki, Agha S. Khan, and another representative of Trident BRE. The shares of our common stock owned by Broadstone Real Estate, LLC are not included in the table above as shares of common stock beneficially owned by Ms. Tait, Mr. Czarnecki, or Mr. Khan, respectively, and each of Ms. Tait, Mr. Czarnecki, and Mr. Khan disclaim any beneficial ownership of such shares.
(3)	Includes 4,908 shares owned by Ms. Tait’s spouse, with respect to which Ms. Tait disclaims any beneficial ownership; 44,425 shares owned by a limited liability company, of which Ms. Tait and her spouse have shared voting and investment power; and 180,918.615 shares owned by a family limited liability company, of which Ms. Tait has shared voting and investment power, and with respect to which Ms. Tait disclaims any beneficial ownership.

(4)	The reported shares are owned jointly with Mr. Czarnecki’s spouse, with respect to which Mr. Czarnecki shares voting and investment power.
(5)	The reported shares are owned jointly with Mr. Cutt’s spouse, with respect to which Mr. Cutt shares voting and investment power.
(6)	Includes 1,087.809 shares owned of record by an IRA for the account of Mr. Haupt.
(7)	The reported shares are owned by Beekman Advisors, Inc., of which Mr. Narasimhan is the Managing Partner, and with respect to which Mr. Narasimhan disclaims any beneficial ownership.
(8)	Includes 3,258.892 shares owned of record by a trust account in the account of Mr. Jacobstein.
(9)	The reported shares are owned by a trust of which Ms. Hawkes is the trustee and with respect to which Ms. Hawkes has sole voting and investment power.
(10)	Includes 1,426.086 shares owned of record by an IRA for the account of Mr. Lydon.

Item 5.	Directors and Executive Officers.

Directors and Executive Officers

Our current directors and executive officers and their respective ages and positions are listed below:

Name	Age	Position
Amy L. Tait	58	Executive Chairman of the Board and Chief Investment Officer
Christopher J. Czarnecki	36	Chief Executive Officer and Director
Sean T. Cutt	43	President and Chief Operating Officer
Ryan M. Albano	35	Executive Vice President and Chief Financial Officer
David E. Kasprzak	49	Executive Vice President and Chief Business Development Officer
John D. Moragne	35	Executive Vice President, Chief Compliance Officer, General Counsel and Secretary
Timothy J. Holland	49	Executive Vice President and Chief Administrative Officer
Kevin F. Barry	61	Chief Accounting Officer and Treasurer
Christopher J. Brodhead	35	Senior Vice President – Investor Relations
Stephen S. Haupt	60	Senior Vice President – Portfolio Management
Geoffrey H. Rosenberger	63	Lead Independent Director
Shekar Narasimhan	64	Independent Director
James H. Watters	63	Independent Director
David M. Jacobstein	71	Independent Director
Laurie A. Hawkes	62	Independent Director
Thomas P. Lydon, Jr.	68	Independent Director
Agha S. Khan	38	Director

Set forth below is certain biographical information regarding each of our directors and executive officers.

Amy L. Tait, our Executive Chairman of the board of directors and Chief Investment Officer, is one of our founders, has served on our board since its inception as an appointee of our Asset Manager, and also serves as the Executive Chairman of the Board and Chief Investment Officer of the Manager. Ms. Tait brings more than three decades of commercial real estate experience to her position. She started her real estate career with Chemical Bank in management training and commercial real estate lending before joining Home Leasing Corporation, the predecessor to Home Properties, Inc. (formerly a publicly traded company on the NYSE as “HME”). She then served as Executive Vice President of Home Properties from its IPO in 1994 to 2001, and as a Director and Chair of the company’s Real Estate Investment Committee until 2012. Ms. Tait’s responsibilities have included acquisitions, finance, capital markets, investor relations, legal, human resources, and strategic planning. Ms. Tait serves on the board of directors of Broadtree Residential, Inc., the board of managers of Broadstone Real Estate, LLC, the Board of Governors of the National Association of Real Estate Investment Trusts® (NAREIT), on the Simon School Executive Advisory Committee and National Council, and has served numerous other community organizations. From 2009 to 2012, Ms. Tait served on the board of directors of IEC Electronics Corp. (NYSE MKT: IEC). Ms. Tait has been recognized in Rochester, New York, with the D’Tocqueville Award, the Athena Award, and Business Hall of Fame induction. She holds a B.S. degree in Civil Engineering from Princeton University and an M.B.A. from the Simon Graduate School of Business at the University of Rochester.

Christopher J. Czarnecki serves as our Chief Executive Officer, serves as a non-independent director on our board of directors, and is the Chief Executive Officer of the Manager. Mr. Czarnecki joined us in 2009 and became CEO in 2017. In this role, he is responsible for leading the overall organization. In previous roles with us, Mr. Czarnecki served as our President and Chief Financial Officer. In these roles he oversaw various functions, including capital markets activities, accounting, property management, and operations. His responsibilities included raising new debt and equity capital for investment, managing investor relations, conducting industry research, board and investor communications, and portfolio analytics. Prior to joining the Manager, Mr. Czarnecki was a commercial real estate lender and credit analyst for Branch Banking & Trust Co.

(“BB&T”). Based in Baltimore, MD, he was responsible for the underwriting of new commercial construction projects, portfolio management, and credit analysis. Mr. Czarnecki is a member of PREA and NAREIT and is a graduate of BB&T’s Leadership Development Program. He is also a member of M&T Bank’s Rochester Regional Advisory Board and a guest lecturer in real estate courses at the Simon Graduate School of Business at the University of Rochester. Mr. Czarnecki serves on the board of directors of Broadtree Residential, Inc. and the board of managers of Broadstone Real Estate, LLC. Mr. Czarnecki holds a B.A. in Economics from the University of Rochester, a Diploma in Management Studies from the Judge Business School at the University of Cambridge, and an M.B.A. in Finance and Corporate Accounting from the Simon Graduate School of Business at the University of Rochester.

Sean T. Cutt serves as our President and Chief Operating Officer and holds the same positions with the Manager’s Commercial Division. Mr. Cutt joined the Manager in early 2012 to assist in growing and managing our commercial real estate portfolio. His primary responsibilities include managing the acquisitions, dispositions, portfolio management, and credit analysis divisions. In previous roles, Mr. Cutt served as Senior Vice President of Acquisitions and Portfolio Management. Prior to joining the Manager, Mr. Cutt was an Assistant Vice President of Development for Macerich (NYSE: MAC) from 2006 to 2012. Mr. Cutt was responsible for managing large scale retail shopping centers and mixed-use development projects across the country. Before joining Macerich, he worked at SWBR Architects & Engineers as a Project Manager for a wide variety of commercial property types. Mr. Cutt holds an A.A.S in Architecture from Alfred State College along with a B.S. in Organizational Management from Roberts Wesleyan College and an M.B.A. from the Simon Graduate School of Business at the University of Rochester.

Ryan M. Albano serves as our Executive Vice President and Chief Financial Officer and holds the same positions with the Manager. Mr. Albano joined us in 2013 and is responsible for strategic and financial planning, monitoring key performance metrics, financial reporting, accounting, corporate development, and capital market activities for our company and the Manager. Prior to joining the Manager, Mr. Albano worked for Manning & Napier, Inc. (NYSE: MN) from 2011 to 2013. During this time, Mr. Albano served in various finance roles, initially assisting in the successful execution of the company’s IPO in 2011 and subsequently serving as Assistant CFO of the company’s mutual fund division. Before Manning & Napier, Mr. Albano worked for KPMG LLP in various roles serving both public and private companies from 2004 to 2011. A certified public accountant, he holds an M.B.A in finance and competitive strategy from the Simon Graduate School of Business at the University of Rochester and a B.S. in accounting from St. John Fisher College.

David E. Kasprzak serves as our Executive Vice President and Chief Business Development Officer and holds the same positions with the Manager. Mr. Kasprzak manages our and the Manager’s investor relations and marketing teams and is responsible for directing and coordinating all facets of shareholder relations, marketing, sales, and promotion for our company and the Manager. Prior to joining the Manager in 2012, Mr. Kasprzak worked for Tompkins Financial Advisors, or “Tompkins,” a New York-based wealth management firm, from 2010 to 2012, where he initially specialized in corporate retirement plans in his role as Vice President, Retirement Plan Sales. Mr. Kasprzak also served as Vice President, Market Director of Tompkins, in which role he was responsible for the daily operation of a bank-owned broker-dealer supporting a diverse group of more than 150 bank and independent financial advisors and their businesses. Before joining Tompkins, he was a Regional Director for Goldman Sachs Asset Management from 2005 to 2008. Mr. Kasprzak holds a B.S. in Agricultural Economics and Crop & Soil Science from Michigan State University.

John D. Moragne serves as our Executive Vice President, General Counsel, Chief Compliance Officer, and Secretary and holds the same positions with the Manager. Mr. Moragne is responsible for overseeing the legal, compliance, and corporate governance affairs of our company and the Manager. Prior to joining the Manager in 2016, Mr. Moragne was a partner at the law firm now known as Vaisey Nicholson & Nearpass PLLC from April 2015 to February 2016 and was a corporate and securities attorney at Nixon Peabody LLP from September 2007 through March 2015. Mr. Moragne holds a B.A. from SUNY Geneseo and a J.D. from The George Washington University Law School.

Timothy J. Holland serves as our Executive Vice President and Chief Administrative Officer and holds the same positions with the Manager. Mr. Holland is responsible for leading and managing all administrative, human resource, and information technology functions and activities for our company and the Manager. Mr. Holland has extensive experience in business management and operations and has held officer-level positions in growth companies as well as management roles at large corporate organizations. Prior to joining the Manager in 2014, Mr. Holland was a senior business manager for Cap Gemini S.A., or “Capgemini,” a leading global IT management consulting firm, from 2012 to 2014. At Capgemini, he led national and global programs and was the North American practice lead for an alliance with a leading cloud-based financial software company. From 2009 to 2012, Mr. Holland served as President of Nightbike Development, LLC. A seasoned entrepreneur, in 1997, Mr. Holland co-founded D4 LLC, a litigation consulting and technology support firm headquartered in Rochester, New York, where he served as Chief Operating Officer from 1997-2009. Additionally, he has co-founded and led companies in retail franchise development and real estate. Mr. Holland holds a B.A. in Economics from Villanova University and an M.B.A. in Marketing and Computer Information Systems from the Simon Graduate School of Business at the University of Rochester.

Kevin F. Barry serves as our Chief Accounting Officer and Treasurer and holds the same positions with the Manager. Mr. Barry was responsible for the operational and financial transitioning of the Commercial Property Management Division of Home Properties, Inc. to Home Leasing Corporation in 2004 and subsequently to the Manager in 2006. Prior to joining Home Leasing Corporation in 2003, he was the Director of Finance at Continental Service Group, Inc., a debt collection services company, from 2001 to 2003 and as Vice President of H&C Tool Supply Corporation, an industrial tool supplier, from 1986 to 2001. Mr. Barry holds a B.A. degree from Colgate University and an M.B.A. from the Simon Graduate School of Business at the University of Rochester.

Christopher J. Brodhead serves as our Senior Vice President – Investor Relations and holds the same position with the Manager. Mr. Brodhead is responsible for the development of strategic relationships to benefit the Manager and its investment offerings, the establishment of relationships with new investors, wealth managers and registered investment advisors, investor base support, and involvement in special projects. Mr. Brodhead also directs the Manager’s marketing strategies and programs, which include all investor communications. Prior to joining the Manager in 2013, Mr. Brodhead worked at DeltaPoint Capital Management, LLC, a Rochester-based private equity firm, or “DeltaPoint,” as Vice President of Business Development, and later as an Operating Director, from 2008 to 2013. In that capacity, Mr. Broadhead worked at Sigma Marketing, a DeltaPoint portfolio company, as Senior Vice President of Sales and Marketing from 2011 to 2013. Mr. Brodhead was honored in 2012 as one of the Rochester Business Journal’s “Forty Under 40” for his professional and civic contributions. Mr. Brodhead holds a B.A. and an M.B.A. from St. Bonaventure University and also studied at the Beijing Institute of Technology in Beijing, China.

Stephen S. Haupt serves as our Senior Vice President – Portfolio Management and holds the same position with the Manager’s Commercial Division, where he leads the portfolio management team, which oversees all of our properties, the portfolio valuation process, tenant growth initiatives, and all tenant interaction. Prior to joining the Manager in 2013, Mr. Haupt served as a Director of Corporate Real Estate for Bausch & Lomb from 2008 to 2013, where he was responsible for managing all of the company’s sites on a global basis. From 2000 to 2008, Mr. Haupt served as Manager, Real Estate for Paychex, Inc. Mr. Haupt holds a Certified Property Manager designation from the Institute of Real Estate Management and a B.S. in Business Administration with a specialty in real estate from SUNY Brockport.

Geoffrey H. Rosenberger serves as our Lead Independent Director, chairman of the Independent Directors Committee, and chairman of the Audit Committee and has served on our board of directors since its inception. He began his professional investment career in 1976 when he joined Manning & Napier Advisors, Inc. as a security analyst covering a broad range of businesses and industries. In 1984 Mr. Rosenberger co-founded Clover Capital Management, Inc., or “Clover Capital,” a Rochester, New York, based investment management firm with over $2 billion of client assets under management. In 2004, Mr. Rosenberger retired from Clover Capital (n/k/a Federated Clover) and has since focused his time both on the not-for-profit sector as well as being actively involved as an “angel” investor funding new business formations. Mr. Rosenberger serves as a member of the board of directors of Manning & Napier, Inc. (NYSE: MN), the Greater Rochester Health Foundation, Vnomics Corp., Simpore, Inc., True North Rochester Preparatory Charter School, and Holy Sepulchre Cemetery. Mr. Rosenberger has also served as a past chair of the Greater Rochester Chapter of the American Red Cross and previously served on the boards of Broadtree Residential, Inc., the Junior Achievement of Rochester, McQuaid Jesuit High School, and St. Bernard’s Institute. Mr. Rosenberger is a Chartered Financial Analyst. He holds a B.S. in Economics and an M.B.A. from the University of Kentucky.

Shekar Narasimhan serves as one of our Independent Directors and a member of the Nominating and Corporate Governance Committee and has served on our board of directors since its inception. Mr. Narasimhan is currently the Managing Partner at Beekman Advisors, Inc., which provides strategic advisory services to companies and investors involved in real estate, mortgage finance, affordable housing and related sectors, where he has worked since 2003. He also serves as chairman of Papillon Capital, LLC, an investment company focused on sustainable infrastructure investing, and is co-founder of the Emergent Institute in Bangalore, India. Prior to joining Beekman Advisors, Mr. Narasimhan was a Managing Director of Prudential Mortgage Capital Company, or “Prudential,” one of the nation’s leading providers of commercial mortgage financing. Prior to his time at Prudential, he was Chairman and Chief Executive Officer of the WMF Group Ltd. (formerly NASDAQ: WMFG), or “WMF,” a publicly traded, commercial mortgage financial services company. WMF was one of the largest such firms in the country before being acquired by Prudential in 2000. Mr. Narasimhan currently serves on the board of directors of Broadtree Residential, Inc. and Enterprise Community Investment, Inc. Mr. Narasimhan is a member of the Board for Housing and Community Development for the State of Virginia and a Senior Industry Fellow at the Joint Center for Housing Studies at Harvard University. Mr. Narasimhan has served several terms on the Mortgage Bankers Association of America, or “MBA,” Board of Directors, was the first chair of the MBA’s Commercial/Multifamily Board of Governors and founded its Multifamily Steering Committee. He was elected as the first chair of the Fannie Mae DUS Advisory Committee. Mr. Narasimhan has previously served on the boards of the Low Income Investment Fund, the Community Preservation and Development Corporation, the National Housing Conference, and the National Multi Housing Council. He is a sought-after speaker on housing finance and affordable housing and is considered a leading expert on rental housing issues in the United States. Mr. Narasimhan also previously served as a member of the President’s Advisory Commission on Asian Americans and Pacific Islanders. Mr. Narasimhan has received numerous awards and recognitions in the real estate industry, including the MBA’s highest honor in 1999 and the Fannie Mae Lifetime Achievement Award in 2003. In 2010, he was the recipient of the Dean H.J. Zoffer Distinguished Service Medal from the University of Pittsburgh. He has earned the designation of Certified Mortgage Banker. Mr. Narasimhan holds a B.S. in Chemical Engineering from the Indian Institute of Technology, New Delhi, India and an M.B.A. from the Katz Graduate School of Business at the University of Pittsburgh.

James H. Watters serves as one of our Independent Directors, as chairman of the Nominating and Corporate Governance Committee, and as a member of the Audit Committee, and has served on our board of directors since its inception. Since 1997, Mr. Watters has served as Senior Vice President and Treasurer, Finance and Administration of Rochester Institute of Technology, or “RIT,” where he is responsible for the direct investment of $200 million of working capital, the administration of the investment process for $740 million of endowment assets, which includes overseeing approval for ten real estate funds, and the management and issuance of $300 million of public debt. Mr. Watters serves in the senior leadership role to over 750 full-time staff charged with responsibility for the financial, physical, human capital, and information assets of RIT. Mr. Watters is also vice chairman of RIT’s global subsidiary where he negotiates business models and real estate transactions for RIT’s global campuses. He has instructed various graduate business courses during his tenure in the RIT College of Applied Sciences and the E. Philip Saunders College of Business. He serves on various profit and not-for-profit boards throughout Rochester, New York, including Broadtree Residential, Inc. Prior to joining RIT, Mr. Watters spent 16 years with the University of Pittsburgh in positions such as Assistant Vice Chancellor for Finance and Business and Assistant Vice Chancellor for Real Estate and Management. Mr. Watters began his career in higher education administration assisting in the management of offshore insurance captives for the University of Pittsburgh. Mr. Watters holds a B.S., M.S., and Ph.D. from the University of Pittsburgh.

David M. Jacobstein serves as one of our Independent Directors and as a member of the Audit Committee and the Nominating and Corporate Governance Committee and has served on our board of directors since May 2013. Mr. Jacobstein has more than 30 years of real estate experience and since July 2009 has provided consulting services to real estate related businesses. Mr. Jacobstein was the senior advisor to the real estate industry group at Deloitte LLP, or “Deloitte,” from June 2007 to June 2009, where he advised Deloitte’s real estate practitioners on strategy, maintained and developed key client relationships, and shaped thought leadership that addressed key industry and market trends. From 1999 to 2007, he was President and Chief Operating Officer of Developers Diversified Realty Corporation, now known as DDR Corp. (NYSE: DDR), or “DDR,” a leading owner, developer, and manager of market-dominant community shopping centers. Mr. Jacobstein also served on DDR’s board of directors from 2000 to 2004. Prior to joining DDR, he served as Vice Chairman and Chief Operating Officer of Wilmorite, Inc., a Rochester, New York, based developer of regional shopping malls. Since August 2009, Mr. Jacobstein has served on the board of trustees of Corporate Office Properties Trust (NYSE: OFC), a publicly-traded owner, developer, and manager of office and data center properties primarily in locations that support United States Government agencies and their contractors. Mr. Jacobstein also serves on the advisory board of The Pike Company, a general contractor and construction management company based in Rochester, New York. He previously served on the advisory board of the Marcus & Millichap Company, a diversified real estate holding company based in Palo Alto, California, and on the advisory board of White Oak Partners, Inc., a private equity firm concentrating in real estate investment based in Columbus, Ohio. Mr. Jacobstein began his career as a corporate and securities lawyer. He is a member of the National Association of Corporate Directors and the International Council of Shopping Centers. Mr. Jacobstein holds a B.A. from Colgate University and a J.D. from The George Washington University Law Center.

Laurie A. Hawkes serves as one of our Independent Directors and as member of the Nominating and Corporate Governance Committee and has served on our board of directors since May 2016. Ms. Hawkes co-founded and served as the President and Chief Operating Officer and as a member of the board of directors of American Residential Properties, Inc., or “ARP,” until February 2016 when ARP merged with American Homes 4 Rent. Ms. Hawkes held the positions of President and Director since ARP’s formation from May 2012 to February 2016 and the position of Chief Operating Officer from March 2013 to February 2016. Ms. Hawkes co-founded American Residential Properties, LLC, ARP Phoenix Fund I, and American Residential Management, Inc. From 1995 to 2007, Ms. Hawkes worked at U.S. Realty Advisors, a $3 billion real estate private equity firm, becoming a Partner in 1997 and serving as President of the firm from 2003 to 2007. In the fifteen years prior to joining U.S. Realty Advisors, Ms. Hawkes was a Wall Street investment banker specializing in real estate and mortgage finance. From 1993 to 1995, Ms. Hawkes was a Managing Director in the Real Estate Investment Banking Division at CS First Boston Corp., and, from 1979 to 1993, was a Director in the Real Estate Investment and Mortgage Banking Departments at Salomon Brothers Inc. Throughout her career, she structured and negotiated more than $18 billion in real estate acquisitions and securitized mortgage debt transactions for all property types utilizing many types of financing, including private equity, capital markets, financial institutions, and institutional investors. Ms. Hawkes is a former principal of the National Association of Securities Dealers, former member of the Urban Land Institute, and trustee Emerita for Bowdoin College where she served on the governing boards for 22 years. Ms. Hawkes also serves on the board of directors of Broadtree Residential, Inc. and eXp World Holdings, Inc. She holds a B.A. from Bowdoin College and an M.B.A. from Cornell University.

Thomas P. Lydon, Jr. serves as one of our Independent Directors and as a member of our Audit Committee and has served on our board of directors since May 2016. Since 2003, Mr. Lydon has been President of The City Investment Fund, L.P., a real estate opportunity fund that purchased and sold real estate in New York City. Since 2015, Mr. Lydon has served as an advisory board director of Madison Marquette Real Estate Services, a private real estate investment management and operating company. Prior to joining Madison Marquette Real Estate Services, he served as President and Chief Executive Officer of SSR Realty Advisors Inc., a private real estate investment advisory firm. He is a director of Lowe Enterprises Investors, where he serves as a member of the audit and compensation committees, and is a director of Broadtree Residential, Inc., where he serves as a member of the audit committee. From 2011 through its acquisition by an affiliate of Lone Star Funds in 2015, Mr. Lydon served as a director of Home Properties, Inc., where he was a member of the compensation and real estate investment committees. He was a member of the National Association of Real Estate Investment Managers from 1998 to 2004 and served as its chair from 2000 to 2002. Mr. Lydon holds a B.B.A. in Real Estate from Syracuse University.

Agha S. Khan serves as one of our directors (as nominee of the Asset Manager) and has served on our board since June 2015. Mr. Khan also currently serves on the Manager’s board of managers. Mr. Khan is a Senior Principal of Stone Point Capital LLC (“Stone Point”), a financial services-focused private equity firm that has raised and managed seven private equity funds – the Trident funds – with aggregate committed capital of more than $18 billion. Stone Point is the managing member of Trident BRE. Mr. Khan joined Stone Point in 2002. Previously, Mr. Khan was an Analyst in the Financial Institutions Group at Salomon Smith Barney. Mr. Khan is a director of Access Point Financial, Inc., The ARC Group, LLC, Broadstone Real Estate, LLC, Broadtree Residential, Inc., Formation Capital, LLC, FC Encore, LP, Henderson Park Holdings Ltd., Harbor Group Consulting Inc., Home Point Capital Inc., Kensington Vanguard National Land Services, LLC, Lancaster Pollard Holdings, LLC, the New Point entities, Omni Holding Company LLC, Prima Capital Advisors, LLC, Situs Group Holdings GP, LLC and Ten-X, LLC. Mr. Khan holds a B.A. from Cornell University.

Our Board of Directors

We operate under the direction of our board of directors. Our board of directors is responsible for the management and control of our affairs. Our board of directors has retained the Manager and the Asset Manager to manage our day-to-day affairs, to implement our investment strategy, and to provide certain property management services for our properties, with both subject to our board of directors’ direction, oversight, and approval.

Our board of directors is currently comprised of nine directors, six of whom are independent directors, as defined by our Articles of Incorporation (“Independent Directors”). Our Articles of Incorporation and bylaws provide that the number of our directors may be established by a majority of our board of directors from time to time, provided that the number of directors constituting the board may never be less than the minimum number required by the MGCL or more than twelve.

Our Articles of Incorporation require that a majority of our directors be Independent Directors. To qualify as an Independent Director under our Articles of Incorporation, a director may not:

•	be employed by us or any of our affiliates;

•	be employed by the entities (or their affiliates) that are responsible for directing or performing our day-to-day business;

•	have any interest in the Manager or the Asset Manager; or

•	have been determined by our Independent Directors Committee to have such business or professional relationships with any entity (and its affiliates), that is responsible for directing or performing our day-to-day business, such that independent judgment is not likely to be compromised.

Each of our directors is elected by our stockholders and serves for a term of one year and until his or her successor is duly elected and qualifies; provided, however, that pursuant to the subscription agreement executed by each of our stockholders, our stockholders have granted an irrevocable proxy to our Chief Financial Officer or Assistant Secretary to elect two individuals nominated by the Asset Manager for election to our board of directors. Currently, the two directors nominated by the Asset Manager are Ms. Tait and Mr. Khan.

A director may resign at any time. A vacancy created by an increase in the number of directors, the removal of a director or the death, resignation, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred. Notwithstanding the foregoing, the Independent Directors will nominate replacements for vacancies among the Independent Directors’ positions.

Committees of Our Board of Directors

Our board of directors may establish committees it deems appropriate to address specific areas in more depth than may be possible at a full meeting of our board of directors. Our board of directors has established an Independent Directors Committee, an Audit Committee (as defined below) and a Nominating and Governance Committee (as defined below). Our board of directors has not formed a compensation committee as we have no employees.

Independent Directors Committee

Our board of directors has established an Independent Directors Committee. The Independent Directors Committee will meet on a regular basis, at least quarterly and more frequently as the chair of the Independent Directors Committee deems necessary. The Independent Directors Committee must at all times be comprised of at least two members, and each member of the Independent Directors Committee must be an Independent Director. The Independent Directors Committee is currently comprised of six directors, Messrs. Rosenberger, Narasimhan, Watters, Jacobstein, and Lydon and Ms. Hawkes, with Mr. Rosenberger serving as the chairman of the Independent Directors Committee and as our lead Independent Director. Each member of the Independent Directors Committee is appointed by our board of directors and may be removed at any time by our board of directors.

The Independent Directors Committee reviews our relationship with, and the performance of, the Manager and the Asset Manager, and generally approves the terms of any transactions between our company and our affiliates. The Independent Directors Committee’s duties include, without limitation:

•	establishing our Determined Share Value quarterly based on the net asset value of our portfolio and such other factors as the Independent Direct Committee may, in its sole discretion, determine (as discussed in Item 1. “Business” of this Form 10);

•	determining any additional restrictions on our share redemption program and the amount of shares to be redeemed on a quarterly basis;

•	annually reviewing and approving, permitting deviations from and amending our Investment Policy, Property Selection Criteria and Leverage Policies;

•	approving any acquisition or sale of any property or group of related properties which the Asset Manager lacks authority to consummate without the consent of the Independent Directors Committee;

•	approving the Manager’s or Asset Manager’s independent pursuit of a real estate investment opportunity, for its own account or for the account of one of its affiliates, that falls within our then current Investment Policy and Property Selection Criteria;

•	reviewing all conflicts of interest that may arise in connection with our Manager, Asset Manager or any of their affiliates;

•	approving any amendments to our distribution reinvestment plan;

•	waiving the one-year holding period restricting a stockholder’s redemption of his or her shares in the event of a stockholder’s death or bankruptcy, or other exigent circumstances;

•	establishing and approving the terms of the Asset Management Agreement and Property Management Agreement, and any amendments thereto; and

•	reviewing our total fees, expenses, assets, revenues, and availability of funds for distributions at least annually or with sufficient frequency to determine that the expenses incurred are reasonable in light of our investment performance and that the assets, revenues, and funds available for distributions are in accordance with our policies and as required to qualify as a REIT under the Internal Revenue Code.

The Independent Directors Committee may additionally exercise any other powers and carry out any other responsibilities delegated to it by our board of directors from time to time, consistent with our Articles of Incorporation and bylaws. The Independent Directors Committee carries out and exercises its delegated powers and responsibilities as it deems appropriate and without the requirement of approval of our board of directors, and any decisions of the Independent Directors Committee are made at the sole discretion of the Independent Directors Committee, except as otherwise required by applicable law or our Articles of Incorporation or bylaws. The Independent Directors Committee operates pursuant to a written charter.

Audit Committee

Our board of directors has established an audit committee (“Audit Committee”). The Audit Committee meets on a regular basis, at least quarterly and more frequently as the chair of the Audit Committee deems necessary. The Audit Committee must at all times be comprised of at least two members, and each member of the Audit Committee must be an Independent Director. The Audit Committee is currently comprised of four directors, Messrs. Rosenberger, Watters, Jacobstein, and Lydon, each of whom is an Independent Director. Mr. Rosenberger serves as the chairman of the Audit Committee. The purpose of the Audit Committee is to assist our board of directors in fulfilling its duties and responsibilities regarding, in addition to other related matters:

•	the integrity of our financial statements and other financial information provided by us to our stockholders and others;

•	the selection of our independent auditors and review of the auditors’ qualifications and independence;

•	the evaluation of the performance of our independent auditors; and

•	the review of, and oversight over the implementation of, our risk management policies.

The Audit Committee may additionally exercise any other powers and carry out any other responsibilities delegated to it by our board of directors or the Independent Directors Committee from time to time, consistent with our Articles of Incorporation and bylaws. The Audit Committee carries out and exercises its delegated powers and responsibilities as it deems appropriate and without the requirement of approval of our board of directors and any decisions of the Audit Committee are made at the sole discretion of the Audit Committee, except as otherwise required by applicable law or the Articles of Incorporation or bylaws. The Audit Committee operates pursuant to a written charter.

Nominating and Corporate Governance Committee

Our board of directors has established a nominating and governance committee of our board of directors (“Nominating and Governance Committee”). The Nominating and Governance Committee must at all times be comprised of at least two members, and each member of the Nominating and Governance Committee must be an Independent Director. The Nominating and Governance Committee is currently comprised of four directors, Messrs. Watters, Jacobstein, and Narasimhan and Ms. Hawkes, each of whom is an Independent Director. Mr. Watters serves as the chairman of the Nominating and Governance Committee.

The purpose of the Nominating and Governance Committee is to assist our board of directors in fulfilling its duties and responsibilities regarding, in addition to other related matters:

•	the identification of individuals qualified to become directors and the diligence process of evaluating candidates to become directors;

•	the selection of director nominees for approval by our board of directors and presentation as nominees for election at the next annual meeting of our stockholders or special meeting of our stockholders at which directors are to be elected;

•	in the event of any director vacancy on our board of directors, the selection and recommendation to our board of directors of qualified director candidates to fill such vacancy; and

•	the development and recommendation to our board of directors of corporate governance guidelines and principles.

The Nominating and Governance Committee may additionally exercise any other powers and carry out any other responsibilities delegated to it by our board of directors. The Nominating and Governance Committee will exercise any powers and responsibilities delegated to it by our board of directors in the best interest of our company and its stockholders and consistent with the provisions of our Articles of Incorporation and bylaws. The Nominating and Governance Committee operates pursuant to a written charter.

For information relating to the compensation of our board of directors, see Item 6. “Executive Compensation – Compensation of our Directors” of this Form 10.

Item 6.	Executive Compensation.

Compensation of our Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Our executive officers are not our employees and do not receive compensation from us for services rendered to us as our executive officers. As a result, we do not have nor has our board of directors considered a compensation policy for our executive officers.

Each of our executive officers, including each executive officer who serves as a director, is an officer or employee of our Manager or its affiliates and receives compensation for his or her services, including services performed on our behalf, from such entities. See Item 7. “Certain Relationships and Related Transactions and Director Independence” of this Form 10 for a discussion of fees paid to the Manager and the Asset Manager.

Compensation of our Independent Directors

We have adopted a director compensation and stock ownership policy which sets forth the compensation we pay to our Independent Directors. Effective as of 2017, we pay our Independent Directors or their nominees for their service as our directors an annual retainer of $55,000, payable in arrears in equal quarterly installments. We also pay each Independent Director a fee of $1,000 for each meeting of our board of directors (or committees of our board of directors) attended, provided that an Independent Director will not receive separate meeting fees for attending committee meetings held on the same day that the Independent Director received a fee for attending a meeting of our board of directors. In addition, we pay the chairperson of each of our Independent Directors Committee (our Lead Independent Director), Audit Committee, and Nominating and Corporate Governance Committee an annual stipend of $5,000. The Independent Director serving as board observer on the board of managers of the Manager also receives an annual stipend of $5,000, and a fee of $1,000 for each meeting of the board of managers of the Manager attended. We also reimburse our Independent Directors for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and committees of our board of directors and otherwise performing their duties as directors.

The annual stipends and meeting attendance fees payable to our Independent Directors described above are paid in the form of shares of our common stock with a value equal to the amount of such fees and stipends, provided that an Independent Director may elect to receive up to 30% of such compensation in the form of cash. In order for an Independent Director to elect to receive such compensation in the form of a mixture of shares of our common stock and cash, the Independent Director must maintain the minimum stock retention limit established by our board of directors from time to time.

The table below sets forth certain information regarding the compensation earned by or paid to our directors during the fiscal year ended December 31, 2016. For the 2016 calendar year, we paid each of our Independent Directors an annual retainer of $40,000 payable in arrears in equal quarterly installments, an annual stipend of $5,000 to the Independent Director serving as chair of each committee of our board of directors and to the Independent Director serving as the board observer on the board of managers of the Manager, and a fee of $1,595 to each Independent Director for each board and board committee meeting attended.

Name	Fees Earned or Paid In Cash	All Other Compensation(1)	Total
Amy L. Tait	$—	$—	$—
Geoffrey H. Rosenberger(2)	—	85,090	85,090
Shekar Narasimhan(2)	—	59,140	59,140
James H. Watters(2)	—	89,875	89,875
David M. Jacobstein(2)	—	73,495	73,495
Laurie A. Hawkes(2)(3)	—	32,975	32,975
Thomas P. Lydon, Jr.(2)(3)	12,285	28,665	40,950
Mary Beth McCormick(2)(4)	—	29,355	29,355
Agha S. Khan	—	—	—

TOTALS	$12,285	$398,595	$410,880

(1)	The amounts shown in this column reflect the aggregate fair value of shares of our common stock computed as of the grant date in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718.
(2)	Independent Directors.
(3)	Ms. Hawkes and Mr. Lydon joined the Board on May 10, 2016, the date of our 2016 Annual Meeting of Stockholders.
(4)	Ms. McCormick concluded her service as a director upon expiration of her term on May 10, 2016.

The table below sets forth certain information regarding the compensation earned by or paid to our directors during the three months ended March 31, 2017.

Name	Fees Earned or Paid In Cash	All Other Compensation(1)	Total
Amy L. Tait	$—	$—	$—
Geoffrey H. Rosenberger(2)	—	27,750	27,750
Shekar Narasimhan(2)	—	18,750	18,750
James H. Watters(2)	—	30,750	30,750
David M. Jacobstein(2)	—	19,750	19,750
Laurie A. Hawkes(2)	—	18,750	18,750
Thomas P. Lydon, Jr.(2)	5,325	12,425	17,750
Agha S. Khan	—	—	—

TOTALS	$5,325	$128,175	$133,500

(1)	The amounts shown in this column reflect the aggregate fair value of shares of our common stock computed as of the grant date in accordance with the FASB Accounting Standards Codification Topic 718.
(2)	Independent Directors.

Pursuant to our director compensation and stock ownership policy, each of our Independent Directors is required to acquire and retain ownership of a minimum of $250,000 in shares of our common stock within four years of becoming a member of our board of directors. Shares of our common stock owned indirectly by an Independent Director (e.g., through a spouse) count towards meeting this stock ownership requirement.

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee of our board of directors because we do not plan to pay any compensation to our officers. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

Item 7.	Certain Relationships and Related Transactions and Director Independence.

The following describes certain transactions and relationships involving us, our directors, our Manager and Asset Manager and affiliates thereof. See also Note 3 (Related-Party Transactions) to the consolidated financial statements included in this Form 10.

Ownership Interests

Amy L. Tait, one of our founders and our Executive Chairman of the Board and Chief Investment Officer, her spouse, and a family limited liability company for the family of the late Norman Leenhouts, one of our founders who recently passed away, collectively own, directly and indirectly, 240,411 shares, or approximately 1.47%, of the issued and outstanding shares of our common stock. See Item 4. “Security Ownership of Certain Beneficial Owners and Management” of this Form 10 for information regarding the shares of our common stock owned, individually and in the aggregate, by our directors and officers.

In June 2015, Trident BRE, an affiliate of Stone Point acquired through an equity investment an approximately 45.6% equity ownership interest in the Manager. As of March 31, 2017, the Manager is owned (i) approximately 45.20% by Trident BRE, (ii) approximately 45.20% by Ms. Tait and an investment entity for the families of Ms. Tait and Mr. Leenhouts, and (iii) approximately 9.59% by employees of the Manager. In June 2015, in connection with Trident BRE’s investment in the Manager, (i) we acquired 100,000 Convertible Preferred BRE Units, valued at $100 per Convertible Preferred BRE Unit ($10,000,000 in the aggregate), in exchange for the issuance to the Manager of 138,889 shares of our common stock, valued at $72.00 per share, and (ii) the Manager purchased 510,416 shares of our common stock, valued at $72.00 per share, for an aggregate purchase price of $36,749,952. As of March 31, 2017, the Manager owned 625,000, or approximately 3.83%, of the issued and outstanding shares of our common stock.

The Convertible Preferred BRE Units we hold are entitled to distributions equal to a cumulative 7.0% annual preferred return, payable prior to distributions that may be paid to the holders of common membership units of the Manager, which preferred return increases annually by 0.25%. The Convertible Preferred BRE Units are convertible, in whole and not in part, into common membership units of the Manager during the period from January 1, 2018 to December 31, 2019. The Convertible Preferred BRE Units are non-voting, provided that the holders of the Convertible Preferred BRE Units have the right to approve, voting as a class, any amendment to the limited liability company agreement of the Manager which would materially and adversely affect the rights of the Convertible Preferred BRE Units or would create a series or type of membership interests senior to or on a parity with the Convertible Preferred BRE Units. Subject to certain limited exceptions, we may not transfer the Convertible Preferred BRE Units without the prior approval of the board of managers of the Manager.

Our Relationship with the Asset Manager

The Asset Manager is a wholly-owned subsidiary of the Manager. Pursuant to the Asset Management Agreement, the Asset Manager manages our day-to-day operations and is responsible for, among other things, our acquisition, disposition and financing activities and providing support to our Independent Directors in connection with their valuation functions and other duties. Pursuant to the subscription agreement executed by each of our stockholders, our stockholders have granted an irrevocable proxy to our Chief Financial Officer or Assistant Secretary to elect two individuals nominated by the Asset Manager for election to our board of directors. Currently, the two directors nominated by the Asset Manager are Ms. Tait and Mr. Khan.

Asset Management Agreement

The Asset Management Agreement details the rights, powers and obligations of the Asset Manager and the services to be provided to us by the Asset Manager in managing our day-to-day activities. Pursuant to the Asset

Management Agreement, the Asset Manager will devote sufficient resources to the performance of its duties. Services provided by the Asset Manager under the terms of the Asset Management Agreement include the following:

•	supervising and managing the day-to-day operations of our company and the Operating Company;

•	assisting our board of directors in developing and monitoring our property acquisition and disposition strategies;

•	acquiring and disposing of properties, without prior approval of our board of directors, provided that such acquisitions or dispositions meet the criteria established by the Asset Management Agreement (as described below);

•	with respect to property acquisitions and dispositions which the Asset Manager may not execute pursuant to our Investment Policy without the prior approval of our board of directors (as described below), recommending such acquisitions and dispositions to our board of directors, and structuring, negotiating and executing any such property acquisitions and dispositions that are approved by our board of directors;

•	performing due diligence functions for all property acquisitions and dispositions and selecting and supervising all third parties necessary to assess the physical condition and other characteristics of properties, subject to any required review by our board of directors of such acquisitions;

•	coordinating the initial leasing of real properties at the time of acquisition to the extent acquired properties are not then subject to a lease, securing executed leases from qualified tenants and hiring all leasing agents;

•	arranging for financing and refinancing of properties and making any other changes in asset or capital structure of any of our properties;

•	monitoring compliance with any loan covenants, including any required reports to lenders, under financing documents;

•	the reinvestment or distribution of the proceeds from the sale of any property;

•	the maintenance of our books and records and preparing, or causing to be prepared, statements and other relevant information for distribution to our stockholders;

•	monitoring our operations and expenses, including the preparation and analysis of our operating budgets, capital budgets and leasing plans;

•	preparing or having prepared by third parties such property and portfolio appraisals and market equity valuations as the Asset Manager in its sole discretion deems necessary or desirable to assist the Independent Directors Committee in establishing the Determined Share Value on a quarterly basis;

•	from time to time, or as requested by our board of directors, delivering reports regarding its performance of services pursuant to the Asset Management Agreement;

•	managing and coordinating distributions to our stockholders and the members of the Operating Company as declared by our board of directors;

•	at the request of our board of directors, facilitating investor communications and stockholder approvals, including our annual stockholders meeting;

•	conducting our securities offerings, including preparing and keeping current offering materials, soliciting potential investors, accepting subscriptions, and conducting closings;

•	selecting and engaging on our behalf such third parties as the Asset Manager deems necessary to the proper performance of its obligations under the Asset Management Agreement;

•	nominating two individuals for election to our board of directors;

•	performing any other powers which may be assigned or delegated to the Asset Manager by our board of directors from time to time; and

•	taking all such other actions and doing all things necessary or desirable to carry out the foregoing services.

Pursuant to our Investment Policy, the Asset Manager may make any acquisition or sale of any property or group of related properties involving up to $50 million for any single property or portfolio transaction, $50 million per cumulative tenant concentration, or $100 million per cumulative brand concentration, without approval of the Independent Directors Committee, provided that any such properties acquired otherwise meet our Investment Policy and Property Selection Criteria, and any financing related to such acquisitions does not violate our Leverage Policy, as such are established by the Independent Directors Committee from time to time. Any property acquisitions or dispositions which do not satisfy the foregoing criteria require the prior approval of the Independent Directors Committee.

The above description is provided to illustrate the material functions that the Asset Manager performs for us and is not intended to include all of the services that may be provided to us by the Asset Manager, its affiliates or third parties.

Pursuant to the Asset Management Agreement, we pay the Asset Manager asset management fees, acquisition fees, disposition fees and marketing fees, as described below under “– Fees Paid to our Asset Manager.”

The Asset Management Agreement’s current term, as renewed by the Independent Directors Committee, continues until December 31, 2018. Commencing on January 1, 2019, the Asset Management Agreement will automatically renew for successive additional one-year terms, with each such renewal term commencing on January 1st and ending on December 31st of the fiscal year of each renewal term, unless terminated by us or the Asset Manager pursuant to the Asset Management Agreement (as described below).

The Asset Management Agreement may be terminated:

•	immediately by the Independent Directors for “Cause” (as defined below);

•	by the Independent Directors, upon written notice to the Asset Manager, within 30 days following a Change in Control (as defined below);

•	by us, commencing on January 1, 2019, by providing the Asset Manager with written notice of termination not less than one year prior to January 1st of any renewal term, to be effective as of such January 1st; and

•	by the Asset Manager at any time upon one year’s prior written notice.

“Cause” is defined by the Asset Management Agreement as (i) fraud, willful misconduct or breach of fiduciary duty by the Asset Manager, (ii) a material breach of the Asset Management Agreement which remains uncured with 30 days of notice thereof, or (iii) the voluntary or involuntary bankruptcy or insolvency of the Asset Manager. “Change of Control” is defined by the Asset Management Agreement as the failure of (i) Ms. Tait and certain entities affiliated with Ms. Tait and other members of our management and their affiliates, (ii) Trident BRE and its affiliates, and (iii) employees of the Manager to collectively own, directly or indirectly, 50% or more of the outstanding membership interests of the Manager.

In the event that the Asset Management Agreement is terminated (i) by the Independent Directors upon a Change of Control as described above or (ii) by us upon one year’s notice as described above, we will pay the Asset Manager a termination fee equal to three times the asset management fee to which the Asset Manager was entitled during the twelve-month period immediately preceding the date of such termination. In addition, upon termination of the Asset Management Agreement, we will pay to the Asset Manager any asset management fees which had been deferred pursuant to the terms of the Asset Management Agreement and any accrued interest thereon. In the event of the termination of the Asset Management Agreement, the Asset Manager is required to cooperate with us and take prompt action in accordance with the Asset Management Agreement to assist in making an orderly transition of the advisory function.

Fees Paid to our Asset Manager

Pursuant to the Asset Management Agreement, we pay the Asset Manager the fees described below.

•	We pay the Asset Manager an asset management fee, payable quarterly in advance, equal to 0.25% of the aggregate Determined Share Value as of the last day of the preceding calendar quarter, on a fully diluted basis as if all membership units in the Operating Company had been converted into shares of Common Stock on the last day of the immediately preceding calendar quarter. For the period from December 31, 2007 through December 31, 2017, the asset management fee payment for any quarter will be deferred, in whole or in part, if at any time during a rolling 12-month period cumulative distributions to our stockholders are below $3.50 per share. Any deferred asset management fees will be deferred indefinitely, will accrue interest at the rate of 7% per annum until paid and will be paid only from “available cash” (as defined below) after our cumulative distributions from inception equal to $3.50 per share annually have been paid. “Available cash” includes working capital and cash flow from operations plus proceeds from debt and equity financings and property sales, provided that such payments or transactions would not result in us exceeding our Leverage Policy as established by the Independent Directors Committee. No asset management fees have been deferred to date. During the year ended December 31, 2016, we paid our Asset Manager asset management fees of approximately $11.0 million. During the three months ended March 31, 2017, we paid our Asset Manager fees of approximately $3.2 million.

•	We pay the Asset Manager an acquisition fee equal to 1% of the gross purchase price paid for each property we acquire (including properties contributed in exchange for membership units in the Operating Company); provided, however, that in the event that our acquisition of a property requires a new lease (as opposed to taking an assignment of an existing lease), such as in the case of a sale-leaseback transaction, the Asset Manager is entitled to an acquisition fee equal to 2% of the purchase price as a result of the additional leasing services required. During the three months ended March 31, 2017 and the year ended December 31, 2016, we paid our Asset Manager aggregate acquisition fees of approximately $1.8 million and $8.1 million, respectively, which is comprised of base acquisition fees of approximately $0.9 million and $5.2 million, respectively, and approximately $0.9 million and $2.9 million, respectively, in additional fees for sale-leasebacks and the additional leasing services provided in those transactions.

•	We pay the Asset Manager a disposition fee equal to 1% of the gross sale price for each property we dispose of, whether or not a broker is engaged to buy or sell the property on behalf of the Operating Company. During the three months ended March 31, 2017 and the year ended December 31, 2016, we paid our Asset Manager disposition fees of approximately $0.06 million and $0.13 million, respectively.

•	We pay the Asset Manager a marketing fee equal to 0.5% of all contributions of cash or property to our company or the Operating Company (excluding reinvestments of distributions pursuant to our distribution reinvestment plan), as compensation for its internal and third party offering and marketing costs and expenses. During the three months ended March 31, 2017 and the year ended December 31, 2016, we paid our Asset Manager marketing fees of approximately $0.4 million and $1.3 million, respectively.

•	In certain circumstances, upon the termination of the Asset Management Agreement, we will pay the Asset Manager a termination fee, as described above under “– Asset Management Agreement.”

Our Relationship with the Manager

All of our officers, including Ms. Tait and Mr. Czarnecki, are officers and employees of the Manager. The Manager manages our properties pursuant to the Property Management Agreement and is also the sole member of the Asset Manager. The Manager is managed by a four-person board of managers, two of which are appointed by Trident BRE and two of which are appointed by the management of the Manager. Amy L. Tait, our Executive Chairman of the Board and Chief Investment Officer, and Christopher J. Czarnecki, our Chief Executive Officer and a member of our board of directors, are each a member of the Manager’s board of managers. As the holder of the Convertible Preferred BRE Units, we are entitled to appoint an observer to attend meetings of the board of managers of the Manager. The currently appointed observer is Mr. Watters, one of our Independent Directors.

Property Management Agreement

Services provided by the Manager under the terms of the Property Management Agreement include the following:

•	performing all duties of the landlord relating to property operation, maintenance, and day-to-day management under all property leases, including monitoring our tenants’ compliance with the terms of their leases, ensuring property taxes are timely paid, and arranging for, or requiring our tenants to maintain, comprehensive insurance coverage on our properties;

•	performing any maintenance services required pursuant to a property’s lease or required pursuant to any agreement related to the financing of a property;

•	selecting or replacing vendors that provide goods or services to our properties, provided such selection or replacement is reasonably required within the ordinary course of the management, operation, maintenance and leasing of a property and the cost of such vendor is justified based upon market rates;

•	promptly forwarding to us upon receipt all notices of violation or other notices from any governmental authority or insurance company, and making such recommendations regarding compliance with such notices as is appropriate;

•	selecting and hiring employees and independent contractors to maintain, operate and lease our properties;

•	entering into and renewing contracts for electricity, gas, steam, landscaping, fuel, oil, maintenance and other services as are customarily furnished or rendered in connection with the operation of similar rental properties and pursuant to the terms of each property’s lease;

•	analyzing all bills received for services, work and supplies in connection with maintaining and operating our properties, paying all such bills, and, if requested by us, paying utility and water charges, sewer rent and assessments, any applicable taxes, including, without limitation, any real estate taxes, and any other amount payable in respect to our properties not directly paid by tenants;

•	collecting all rent and other monies due from tenants and any sums otherwise due to us with respect to our properties in the ordinary course of business;

•	establishing and maintaining in accordance with the Property Management Agreement a separate checking account for funds relating to our properties; and

•	placing and removing, or causing to be placed and removed, such signs upon our properties as the Manager deems appropriate, subject, to the terms and conditions of the leases at our properties and to applicable law.

Pursuant to the Property Management Agreement, we pay the Manager management fees and re-leasing fees, as described below under “– Fees Paid to our Manager.” We do not reimburse the Manager for personnel costs.

The Property Management Agreement’s current term, as renewed by the Independent Directors Committee, continues until December 31, 2018. Commencing on January 1, 2019, the Property Management Agreement will automatically renew for successive additional one year terms, with each such renewal term commencing on January 1st and ending on December 31st of the fiscal year of each renewal term, unless terminated by us or the Manager pursuant to the Property Management Agreement (as described below).

The Property Management Agreement may be terminated:

•	immediately by the Independent Directors for “Cause” (as defined below);

•	by the Independent Directors, upon written notice to the Asset Manager, within 30 days following a Change in Control (as defined below);

•	by us, commencing on January 1, 2019, by providing the Manager with written notice of termination not less than one year prior to January 1st of any renewal term of the Property Management Agreement, to be effective as of such January 1st; and

•	by the Manager at any time upon one year’s prior written notice.

“Cause” is defined by the Property Management Agreement as (i) fraud, willful misconduct or breach of fiduciary duty by the Manager, (ii) a material breach of the Property Management Agreement which breach remains uncured with 30 days of notice thereof, or (iii) the voluntary or involuntary bankruptcy or insolvency of the Manager. “Change of Control” is defined by the Property Management Agreement as the failure of (i) Ms. Tait and certain entities affiliated with Ms. Tait and other members of our management and their affiliates, (ii) Trident BRE and its affiliates, and (iii) certain employees of the Manager to collectively own, directly or indirectly, 50% or more of the outstanding membership interests of the Manager.

In the event that the Property Management Agreement is terminated (i) by the Independent Directors upon a Change of Control as described above or (ii) by us upon one year’s notice as described above, we will pay the Manager a termination fee equal to three times the property management fee to which the Manager was entitled during the 12-month period immediately preceding the date of such termination. In the event of the termination of the Property Management Agreement, the Manager is required to cooperate with us and take prompt action in accordance with the Property Management Agreement to assist in making an orderly transition of the property management function.

Fees Paid to our Manager

Pursuant to the Property Management Agreement, we pay the Manager the fees described below.

•	We pay the Manager a monthly property management fee equal to 3% of the gross rentals collected each month from our properties (including all base rent, additional rent, and all other charges, fees and commissions paid for use pursuant to our properties’ leases). During the three months ended March 31, 2017 and the year ended December 31, 2016, we paid our Manager property management fees of approximately $1.2 million and $3.9 million, respectively.

•	In connection with execution of new leases after the initial acquisition of a property, we pay the Manager a re-leasing fee equal to one month’s rent if the lease is with an existing tenant, or two month’s rent if the tenant is new to the property (whether or not the Manager engages a broker to lease the property on behalf of the Operating Company). During the three months ended March 31, 2017 and the year ended December 31, 2016, we did not pay our Manager any re-leasing fees.

•	In certain circumstances, upon the termination of the Property Management Agreement, we will pay the Manager a termination fee, as described above under “– Property Management Agreement.”

Policies with Respect to Transactions with Related Persons

We are subject to potential conflicts of interest arising out of our relationship with our Manager and Asset Manager and their respective affiliates. These potential conflicts may relate to our compensation arrangements with the Manager and Asset Manager and the other terms of our agreements with the Manager and Asset Manager, which were not determined by arm’s-length negotiations, the allocation of investment opportunities between us and the Manager and Asset Manager and their affiliates, and other situations in which our interests may differ from those of our Manager or Asset Manager or their affiliates. The Manager and Asset Manager currently sponsor and provide services to Broadtree Residential, Inc., a private REIT with approximately $125 million in investments in a diversified pool of income-producing residential U.S. real estate. As of March 31, 2017, the Manager employed approximately 28 individuals fully-dedicated to Broadstone Net Lease, Inc., and approximately 36 individuals who dedicate time to both Broadstone Net Lease, Inc., and Broadtree Residential, Inc. The Manager and Asset Manager may sponsor and provide services to additional entities in the future. We have adopted the policies and procedures set forth below to help address certain of these potential conflicts of interest.

Allocation of Investment Opportunities

Pursuant to the Asset Management Agreement, in the event that our Asset Manager or one of its affiliates (including the Manager) wishes to invest in, or recommend to others for investment, a real estate investment opportunity (i) which is within our then-current Investment Policies and Property Selection Criteria and (ii) with respect to which we have adequate funds, the Asset Manager is required to first offer the investment opportunity to us. In addition, if the Asset Manager or any of its affiliates (including the Manager) is presented with a potential investment opportunity that would be suitable for another investment program which the Asset Manager or its affiliates advises or manages, the investment opportunity will first be offered to us, provided that we have adequate funds available for the investment. The foregoing obligations of the Asset Manager will terminate if we terminate the Asset Management Agreement.

Independent Directors

In order to reduce or eliminate certain potential conflicts of interest in our operations, the Articles of Incorporation require that a majority of our directors be Independent Directors. In addition, the Articles of Incorporation require that so long as we are externally advised by the Asset Manager, our board of directors will maintain an Independent Directors Committee comprised entirely of our Independent Directors.

The Independent Directors Committee may act on any matter (i) with respect to which it is determined that the exercise of independent judgment by our directors which are not Independent Directors or the Asset Manager or its affiliates could reasonably be compromised, (ii) with respect to which the Articles of Incorporation require the action of the Independent Directors Committee or (iii) which is set forth in the written charter of the Independent Directors Committee. The Independent Directors Committee, however, may not take any action which, under Maryland law, must be taken by our entire board of directors or which is otherwise not within their authority. The Independent Directors Committee is authorized to retain their own legal and financial advisors. Among the matters we expect the Independent Directors Committee to act upon include:

•	approving the terms of the Asset Management Agreement and Property Management Agreement and any amendments thereto;

•	approving the Manager’s or Asset Manager’s independent pursuit of a real estate investment opportunity, for its own account or for the account of one of its affiliates, that falls within our then-current Investment Policy and Property Selection Criteria;

•	reviewing all conflicts of interest that may arise in connection with any of our directors or officers, the Manager, Asset Manager or any of their affiliates; and

•	reviewing our total fees, expenses, assets, revenues, and availability of funds for distribution at least annually or with sufficient frequency to determine that the expenses incurred are reasonable in light of our investment performance and that the assets, revenues, and funds available for distribution are in accordance with our policies.

Director Independence

For information relating to our Independent Directors, see Item 5. “Directors and Executive Officers – Our Board of Directors” of this Form 10.

Item 8.	Legal Proceedings.

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. These matters are generally covered by insurance or are subject to our right to be indemnified by our tenants that we include in our leases. Management is not aware of any material pending legal proceedings to which we or any of our subsidiaries are a party or to which any of our property is subject, nor are we aware of any such legal proceedings contemplated by government agencies.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

There is no established public trading market for our shares of common stock and we do not expect a public trading market to develop. There are no issued or outstanding options or warrants to purchase our common stock. Each outstanding membership unit of the Operating Company is convertible into one share of our common stock, subject to certain conditions and limitations. As of March 31, 2017, there were 16,308,185 shares of our common stock issued and outstanding and 1,426,909 noncontrolling membership units in the Operating Company issued and outstanding. We have not agreed to register for sale under the Securities Act any shares of our common stock. No shares of our common stock have been or are currently expected to be publicly offered by us.

Stockholders

As of March 31, 2017, there were 2,242 holders of shares of our common stock.

Distribution Information

Distributions are paid when and as declared by our board of directors. We commenced paying quarterly distributions in May 2008. We commenced paying monthly distributions in June 2014. Distribution payments are expected to be made approximately 15 days after the end of each month to stockholders of record on the record date, which is generally the next-to-the-last business day of the prior month. Subscribers making an investment at an end of month closing will begin to accrue dividends in the subsequent month and, if they are stockholders of record at the end of such month, they will receive initial distributions approximately 15 days after the subsequent month is complete.

We intend to make distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. Generally, income distributed as dividends will not be taxable to us under the Internal Revenue Code if we distribute at least 90% of our REIT taxable income. Dividends will be declared at the discretion of our board of directors, but will be guided, in substantial part, by a desire to cause us to comply with the REIT qualification requirements.

At its May 8, 2017 meeting, our board of directors declared monthly distributions of $0.415 per share of our common stock and unit of membership interest in the Operating Company to be paid by us to our stockholders and members of the Operating Company (other than us) of record prior to the end of May, June and July 2017:

Dividend Per Share/Unit	Record Date	Payment Date (on or before)
$0.415	May 30, 2017	June 15, 2017
$0.415	June 29, 2017	July 14, 2017
$0.415	July 28, 2017	August 15, 2017

The following table summarizes distributions paid in cash and pursuant to our DRIP for the years ended December 31, 2015 and 2016, and for the three months ended March 31, 2017 (in thousands).

Month	Year	Cash Distribution – Common Stockholders	Cash Distribution – Membership Units	Distribution Paid Pursuant to DRIP on Common Stock(1)	Distribution Paid Pursuant to DRIP on Membership Units(1)	Total Amount of Distribution
January	2015	$1,501	$186	$1,164	$24	$2,875
February	2015	1,590	192	1,254	25	3,061
March	2015	1,636	192	1,305	25	3,158
April	2015	1,713	192	1,283	25	3,213
May	2015	1,806	193	1,377	25	3,401
June	2015	1,823	193	1,454	25	3,495
July	2015	1,905	315	1,507	25	3,752
August	2015	2,195	315	1,628	25	4,163
September	2015	2,272	315	1,692	26	4,305
October	2015	2,349	315	1,729	25	4,418
November	2015	2,443	315	1,797	25	4,580
December	2015	2,565	439	1,857	100	4,961
January	2016	2,621	439	1,930	100	5,090
February	2016	2,672	442	1,990	96	5,200
March	2016	2,761	487	2,087	98	5,433
April	2016	2,832	487	2,134	98	5,551
May	2016	2,892	487	2,194	98	5,671
June	2016	2,975	487	2,280	98	5,840
July	2016	3,064	487	2,318	98	5,967
August	2016	3,092	487	2,377	98	6,054
September	2016	3,148	487	2,471	98	6,204
October	2016	3,184	487	2,534	98	6,303
November	2016	3,220	487	2,618	98	6,423
December	2016	3,274	487	2,683	98	6,542
January	2017	3,319	488	2,738	98	6,643
February	2017	3,394	488	2,836	98	6,816
March	2017	3,522	493	2,972	99	7,086

TOTAL		$69,768	$10,382	$54,209	$1,846	$136,205

(1)	Distributions are paid in shares of common stock.

The following table summarizes our distributions paid during the three months ended March 31, 2017, and for the year ended December 31, 2016, including the source of distributions and a comparison against FFO:

	For the three months ended March 31,	For the year ended December 31,
(in thousands)	2017	2016
Distributions:
Paid in cash	$11,999	$42,662
Reinvested in shares	8,546	27,616

Total Distributions	20,545	70,278
Source of Distributions:
Cash flow from operating activities	20,545	67,189
Cash flow from investing activities	—	3,089
Total Sources of Distributions	20,545	70,278

FFO	27,537	80,664

For the year ended December 31, 2016, we paid approximately $3.1 million in distributions funded through proceeds from the disposition of rental property, included in cash flow from investing activities in the consolidated statements of cash flows elsewhere in this Form 10. For the three months ended March 31, 2017 our cash flow from operating activities was sufficient to fund all of our distributions. Since inception, our distributions in any given period have been less than our FFO. Refer to Item 2. “Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Net Income and Non-GAAP Measures (FFO and AFFO),” of this Form 10 for further discussion of our FFO.

We intend to fund future distributions from cash generated by operations; however, we may fund distributions from borrowings, the sale of assets, or proceeds from the sale of our securities.

Item 10.	Recent Sales of Unregistered Securities.

Common Stock and Membership Units

In December 2007, we commenced our ongoing private offering of shares of our common stock. The following table provides information regarding the sale of shares of our common stock pursuant to our ongoing private offering during the previous three years ended December 31, 2016, and for the three months ended March 31, 2017 (in thousands, except per share amounts).

Month	Year	Common Shares Sold	Determined Share Value – Common Shares	Total Proceeds – Common Shares Sold	Common Share DRIP	Determined Share Value – DRIP(1)	Total Proceeds – Common Share DRIP(2)	Total Proceeds
January	2014	73	$65	$4,731	—	$—	$—	$4,731
February	2014	41	66	2,715	34	64	2,241	4,956
March	2014	63	66	4,155	1	—	—	4,155
April	2014	171	66	11,285	—	—	—	11,285
May	2014	61	67	4,120	37	65	2,439	6,559
June	2014	159	67	10,650	29	64	1,816	12,466
July	2014	122	67	8,149	15	66	971	9,120
August	2014	170	70	11,880	16	66	1,025	12,905
September	2014	120	70	8,375	16	65	1,047	9,422
October	2014	108	70	7,533	16	69	1,076	8,609
November	2014	86	71	6,135	16	69	1,108	7,243
December	2014	180	71	12,814	17	66	1,140	13,954
January	2015	222	71	15,735	17	70	1,188	16,923
February	2015	117	72	8,414	18	70	1,279	9,693
March	2015	453	72	32,558	19	70	1,330	33,888
April	2015	213	72	15,319	19	71	1,309	16,628
May	2015	309	73	22,536	20	71	1,402	23,938
June	2015	998	72	72,224	21	72	1,479	73,703
July	2015	327	73	23,861	21	72	1,532	25,393
August	2015	280	74	20,698	23	72	1,654	22,352
September	2015	380	74	28,031	24	73	1,718	29,748
October	2015	427	74	31,655	24	72	1,754	33,409
November	2015	292	74	21,604	25	73	1,823	23,427
December	2015	259	74	19,044	27	73	1,957	21,001
January	2016	286	74	21,162	28	73	2,030	23,192
February	2016	257	74	19,032	29	72	2,086	21,118
March	2016	268	74	19,713	30	73	2,185	21,898
April	2016	382	74	28,243	31	73	2,232	30,475
May	2016	276	74	20,446	32	73	2,292	22,738
June	2016	213	73	15,637	33	73	2,378	18,015
July	2016	333	74	24,664	33	72	2,416	27,080
August	2016	208	77	16,016	34	72	2,474	18,490
September	2016	302	77	23,173	34	75	2,568	25,741
October	2016	255	77	19,621	35	75	2,631	22,252
November	2016	210	77	16,148	36	75	2,716	18,864
December	2016	404	77	31,032	37	76	2,781	33,813
January	2017	413	77	31,828	38	75	2,836	34,664
February	2017	270	79	21,314	39	75	2,934	24,248
March	2017	368	79	28,946	39	77	3,071	32,017

TOTAL		10,076		$741,196	963		$68,917	$810,113

(1)	DRIP shares are purchased at a discounted rate of 98% of the Determined Share Value.
(2)	For common shares reinvested under our DRIP there is no corresponding cash flow from the transaction. Refer to Note 18 to the consolidated financial statements included in this Form 10 for further discussion.

None of the shares of our common stock set forth in the table above were registered under the Securities Act in reliance upon the exemptions from registration under the Securities Act provided by Rule 506(c) under Regulation D promulgated under the Securities Act and Section 4(a)(2) of the Securities Act. All of the shares of our common stock set forth in the table above were sold to persons who represented to us in writing that they qualified as an “accredited investor,” as such term is defined by Regulation D promulgated under the Securities Act, and provided us with additional documentation to assist us in verifying such person’s status as accredited investors.

In connection with property acquisitions that are structured as UPREIT transactions, the owner of a property will transfer its interest in the property to the Operating Company in exchange for membership units in the Operating Company. The table provided below includes information regarding the issuance of membership units in the Operating Company pursuant to UPREIT transactions during the previous three years ended December 31, 2016 (in thousands, except per membership unit amounts). There were no membership unit issuances during the three months ended March 31, 2017.

Month	Year	Membership Units Issued(1)	Determined Share Value	Total Proceeds
June	2015	304	$72	$21,922
November	2015	489	73	35,662
February	2016	97	74	7,190

TOTAL		890		$64,773

(1)	Membership units are convertible into shares of our common stock at a ratio of one-to-one, subject to certain restrictions.

None of the membership units in the Operating Company set forth in the table above were registered under the Securities Act in reliance upon the exemptions from registration under the Securities Act provided by Rule 506(c) under Regulation D promulgated under the Securities Act and Section 4(a)(2) of the Securities Act. All of the membership units in the Operating Company set forth in the table above were sold to persons who represented to us in writing that they qualified as an “accredited investor,” as such term is defined by Regulation D promulgated under the Securities Act, and provided us with additional documentation to assist us in verifying such person’s status as accredited investors.

In March 2012, the Asset Manager engaged Palladian Realty Capital LLC and BA Securities, LLC, a FINRA-registered broker-dealer, to refer certain of their clients as potential investors in our common stock. In consideration for such investor referrals, the Asset Manager agreed to pay BA Securities, LLC a referral fee equal to 1% of the amount invested by any investor referred to us. The agreement between the Asset Manager, Palladian Realty Capital LLC, and BA Securities, LLC was terminated in April 2015. The Asset Manager paid BA Securities, LLC aggregate referral fees of approximately $0.28 million. We were not a party to the agreement and did not pay Palladian Realty Capital LLC or BA Securities, LLC any fees or other payments in connection with the agreement with the Asset Manager.

Senior Notes

In January 2017, we commenced a private offering of unsecured, fixed-rate, guaranteed senior promissory notes (“Senior Notes”). The initial offering was for up to $100 million in Senior Notes, however, based on oversubscriptions and market demand, we elected to upsize the offering and received commitments to purchase an aggregate principal amount of $150 million of the Senior Notes. In connection with the offering of the Senior Notes, on March 16, 2017, we and the Operating Company entered into a Note and Guaranty Agreement with each of the purchasers of the Senior Notes. The closing of the issuance of the Senior Notes occurred on April 18, 2017. The Senior Notes were issued by the Operating Company and are guaranteed by us and each of the Operating Company’s subsidiaries that guarantee our bank credit facility and term notes. The Senior Notes were issued at par, bear interest at a rate of 4.84% per annum (priced at 240 basis points above the 10-year U.S. Treasury yield at the time of pricing), and have a 10-year maturity, maturing on April 18, 2027. J.P. Morgan Securities, LLC and Wells Fargo Securities, LLC served as our joint placement agents.

The Senior Notes were not registered under the Securities Act in reliance upon the exemptions from registration provided by Section 4(a)(2) of the Securities Act. All of the Senior Notes were sold to persons who represented to us in writing that they qualified as an “accredited investor,” as such term is defined by Regulation D promulgated under the Securities Act.

Except as set forth above, we have not sold any securities which were not registered under the Securities Act during the previous three years.

Item 11.	Description of Registrant’s Securities to Be Registered.

The following is a summary of the rights and preferences of our capital stock. We encourage you to read carefully this entire Form 10, our Articles of Incorporation and bylaws and the relevant provisions of Maryland law for a more complete understanding of our capital stock. Copies of our Articles of Incorporation and bylaws are filed as exhibits to this Form 10 and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto.

General

Our Articles of Incorporation authorizes the issuance of an aggregate of 100,000,000 shares of capital stock, of which 80,000,000 shares are designated as common stock with a par value of $0.001 per share, and 20,000,000 shares are designated as preferred stock with a par value of $0.001 per share. Our board of directors, with the approval of a majority of our entire board of directors and without any action by our stockholders, may amend our Articles of Incorporation from time to time to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class or series that we have authority to issue.

Common Stock

The holders of shares of our common stock are entitled to one vote per share on all matters voted on by stockholders, including election of our directors. Our Articles of Incorporation do not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of common stock can elect our entire board of directors. Subject to any preferential rights of any outstanding class or series of preferred stock, the holders of shares of our common stock are entitled to such distributions as may be declared from time to time by our board of directors out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. Holders of shares of common stock will not have preemptive rights, which means that our stockholders will not have an automatic option to purchase any new shares that we issue. Holders of shares of our common stock may be entitled to exercise the rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL, as discussed below under “Dissenting Stockholder Rights.” Stockholders are not liable for our acts or obligations due to their status as stockholders.

Our board of directors has authorized the issuance of shares of our capital stock without certificates. Shares of our common stock are held in “uncertificated” form, which eliminates the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminates the need to return a duly executed share certificate to effect a transfer. Information regarding restrictions on the transferability of our shares of common stock that, under Maryland law, would otherwise have been required to appear on our share certificates are instead furnished to our stockholders upon request and without charge. We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds.

Pursuant to limited liability company agreement of the Operating Company (the “operating agreement”), each outstanding membership unit of the Operating Company is convertible into one share of our common stock, subject to the terms and conditions set forth in the operating agreement. Holders of membership units may exchange all or any portion of their membership units for an equal number of shares of our common stock on a quarterly basis, provided that (i) no conversions will be permitted that would cause the number of aggregate membership units that have been converted, sold, redeemed or otherwise disposed of, subject to certain exclusions, to exceed ten percent of all the membership units outstanding, and (ii) the holder of the membership units to be converted satisfies the investor suitability standards established from time to time with respect to the ongoing private offering of shares of our common stock.

Preferred Stock

Our Articles of Incorporation authorize our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, our board of directors is required by the MGCL and by our Articles of Incorporation to set, subject to the restrictions on ownership and transfer of our stock in our Articles of Incorporation, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of repurchase for each class or series. Thus, our board of directors could authorize the issuance of shares of common stock or preferred stock with terms or conditions which could have the effect of delaying, deferring or preventing a transaction or change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Our board of directors has no present plans to issue preferred stock, but may do so at any time in the future without stockholder approval.

Restrictions on Ownership and Transfer of Shares of Capital Stock

For us to qualify as a REIT, no more than 50% in value of the outstanding shares of our stock may be owned, directly or indirectly through the application of certain attribution rules under the Internal Revenue Code, by any five or fewer individuals, as defined in the Internal Revenue Code to include specified entities, during the last half of any taxable year. In addition, the outstanding shares of our stock must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year, excluding our first taxable year for which we elect to be taxed as a REIT. In addition, we must meet requirements regarding the nature of our gross income to qualify as a REIT. One of these requirements is that at least 75% of our gross income for each calendar year must consist of rents from real property and income from other real property investments. Subject to special rules for leases to our TRS-lessees, the aggregate of the rents received by the Operating Company from any tenant will not qualify as rents from real property, which could result in our loss of REIT status, if we own, actually or constructively within the meaning of certain provisions of the Internal Revenue Code, 10% or more of the ownership interests in that tenant. To assist us in preserving our status as a REIT, among other purposes, our Articles of Incorporation contain limitations on the ownership and transfer of shares of our stock which prohibit: (1) any person or entity from owning or acquiring, directly or indirectly, more than 9.8% of the value of the aggregate of our then outstanding capital stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of the aggregate of our then outstanding common stock and (2) any transfer of or other event or transaction with respect to shares of capital stock that would result in the beneficial ownership of our outstanding shares of capital stock by fewer than 100 persons. In addition, our Articles of Incorporation prohibit any transfer of, or other event with respect to, shares of our capital stock that (1) would result in us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (2) would cause us to own, actually or constructively, 9.8% or more of the ownership interests in a tenant of our real property or the real property of the Operating Company or any direct or indirect subsidiary of the Operating Company or (3) would otherwise cause us to fail to qualify as a REIT.

Our Articles of Incorporation provide that the shares of our capital stock that, if transferred, would: (1) result in a violation of the 9.8% ownership limits described above; (2) result in us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code; (3) cause us to own 9.9% or more of the ownership interests in a tenant of our real property or the real property of the Operating Company or any direct or indirect subsidiary of the Operating Company; or (4) otherwise cause us to fail to qualify as a REIT, will be transferred automatically to a trust effective on the day before the purported transfer of such shares of our capital stock. We will designate a trustee of the trust that will not be affiliated with us or the purported transferee or record holder. We will also name a charitable organization as beneficiary of the trust. The trustee will receive all distributions on the shares of our capital stock in the trust and will hold such distributions in trust for the benefit of the beneficiary. The trustee also will vote the shares of capital stock in the trust and, subject to Maryland law, will have the authority to rescind as void any vote cast by the intended transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote. The intended transferee will acquire no rights in such shares of capital stock, unless, in the case of a transfer that would cause a violation of the 9.8% ownership limits the transfer is exempted (prospectively or retroactively) by our board of directors from the ownership limits based upon receipt of information (including certain representations and undertakings from the intended transferee) that such transfer would not violate the provisions of the Internal Revenue Code for our qualification as a REIT. If the transfer to the trust would not be effective for any reason to prevent a violation of the foregoing limitations on ownership and transfer, then the transfer of that number of shares that otherwise would cause the violation will be null and void, with the intended transferee acquiring no rights in such shares. In addition, our charter provides that any transfer of shares of our capital stock that would result in shares of our capital stock being beneficially owned by fewer than 100 persons will be null and void and the intended transferee will acquire no rights in such shares of our capital stock.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows. The intended transferee will receive an amount equal to the lesser of (1) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the Determined Share Value of the shares on the day of the event causing the shares to be held in the trust and (2) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the intended transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the intended transferee, then (1) the shares will be deemed to have been sold on behalf of the trust and (2) to the extent that the intended transferee received an amount for the shares that exceeds the amount described above that such intended transferee was entitled to receive, such excess will be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the Determined Share Value at the time of the devise or gift) and (2) 95% of the Determined Share Value on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.

Any person who acquires or attempts or intends to acquire shares of our capital stock in violation of the foregoing restrictions or who owns shares of our capital stock that were transferred to any such trust is required to give immediate written notice to us or, in the case of a proposed or attempted transaction, at least 15 days’ prior written notice. In both cases, such persons must provide to us such other information as we may request to determine the effect, if any, of such event on our status as a REIT. The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to attempt to, or to continue to qualify as a REIT or that compliance is no longer required in order for REIT qualification.

The ownership limits do not apply to a person or persons that our board of directors exempts (prospectively or retroactively) from the ownership limits upon appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns more than 5.0% (or such lower percentage as required under the Internal Revenue Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our capital stock during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares of our capital stock beneficially owned.

Distributions

Distributions are paid when and as declared by our board of directors. We paid distributions quarterly from May 2008 through May 2014 and, beginning in June 2014, we have paid distributions monthly. There is no assurance that we will be able to continue to make distributions on a monthly basis or at all. Investors making an investment (either new or additional) at an end of month closing will begin to accrue dividends in the subsequent month. Distribution payments are expected to be made approximately 15 days after the end of each month to holders of record on the record date, generally, the next-to-the-last day of the prior month. We anticipate receipt of monthly distributions from the Operating Company to fund our distributions to stockholders, although such distributions cannot be guaranteed.

At its May 8, 2017 meeting, our board of directors declared monthly distributions of $0.415 per share of our common stock and unit of membership interest to be paid to our stockholders and members of the Operating Company (other than us) of record prior to the end of May, June, and July 2017:

Dividend Per Share/Unit	Record Date	Payment Date (on or before)
$0.415	May 30, 2017	June 15, 2017
$0.415	June 29, 2017	July 14, 2017
$0.415	July 28, 2017	August 15, 2017

We intend to make distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. Generally, income distributed will not be taxable to us under the Internal Revenue Code if we distribute at least 90% of our taxable income each year (computed without regard to the distributions paid deduction and excluding capital gain). Distributions will be authorized at the discretion of our board of directors, and declared by us, in accordance with our earnings, cash flow and general financial condition. Our board of directors’ discretion will be directed, in substantial part, by a desire to cause us to comply with the REIT requirements. We may borrow money, issue securities or sell assets in order to make distributions.

Our organizational documents permit us to pay distributions from any source, including loans, our Asset Manager’s deferral of fees, and offering proceeds. If we pay distributions from sources other than cash flow from operations, we will have fewer funds available for investments and our stockholders’ overall return on their investment in us will be reduced.

Distribution Reinvestment Plan

Pursuant to our DRIP, our stockholders and holders of membership units in the Operating Company (other than us), may elect to have cash distributions reinvested in additional shares of our common stock. Shares of our common stock acquired through our distribution reinvestment plan have the same rights and are subject to the same restrictions on transferability as all other shares of our common stock and are eligible for redemption pursuant to our share redemption program. Our distribution reinvestment plan is administered by the Asset Manager.

All of our stockholders and holders of membership units in the Operating Company are eligible to participate in our distribution reinvestment plan. We may elect to deny an investor participation in the distribution reinvestment plan if the investor resides in a jurisdiction or foreign country where, in our judgment, the burden or expense of compliance with applicable securities laws makes the investor’s participation impracticable or inadvisable. A stockholder or holder of membership units of the Operating Company may be required to cease participation in our distribution reinvestment plan if the investor no longer meets the suitability standards or cannot make the other investor representations set forth in the then-current subscription agreement with respect to our shares of common stock. Participants in the distribution reinvestment plan must agree to notify us promptly when they no longer meet these standards.

A stockholder or holder of membership units in the Operating Company may elect to participate in our distribution reinvestment plan by completing the appropriate portion of the subscription agreement or other approved enrollment form available from time to time from the Asset Manager. An investor’s participation in the distribution reinvestment plan will begin with the next distribution made after receipt of the investor’s enrollment form. Participants in our distribution reinvestment plan generally are required to have the full amount of their cash distributions with respect to all securities owned by them reinvested pursuant to our distribution reinvestment plan. However, the Asset Manager has the discretion, upon the request of a participant, to accommodate a participant’s request for less than all of the participant’s securities to be subject to participation in our distribution reinvestment plan. An investor may also change the number of shares participating in the dividend reinvestment at any time if the investor completes a new enrollment form or other form provided for that purpose.

Cash distributions will be reinvested in additional shares of common stock pursuant to our distribution reinvestment plan at a per share price equal to 98% of the Determined Share Value as of the applicable distribution date. Fractional shares may be issued pursuant to our distribution reinvestment plan.

If an investor elects to participate in our distribution reinvestment plan and is subject to federal income taxation, the investor will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though the investor has elected not to receive the distributions used to purchase those shares of common stock in cash. We will withhold 28% of the amount of distributions or distributions paid if the investor fails to furnish a valid taxpayer identification number, fails to properly report distributions or fails to certify that the investor is not subject to withholding. Notwithstanding the foregoing, the tax consequences of participating in our distribution reinvestment plan will vary depending upon each participant’s particular circumstances, and all participants are urged to consult their own tax advisor regarding the specific tax consequences of participation.

Participation in our distribution reinvestment plan may be terminated by an investor at any time by providing us with written notice. For an investor’s termination to be effective for a particular distribution, we must have received a notice of termination at least 10 business days prior to the record date of the distribution period to which the distribution relates. Any transfer of an investor’s shares will effect a termination of the participation of those shares in the distribution reinvestment plan. We will terminate an investor’s participation to the extent that a reinvestment of an investor’s distributions in our shares would cause the investor to exceed the ownership limitations contained in our Articles of Incorporation.

We may amend our distribution reinvestment plan at any time upon written notice to each participant at least 10 days prior to the effective date of the amendment. We may terminate the distribution reinvestment plan upon written notice to each participant at least 30 days prior to the effective date of the termination.

Share Redemption Program

We have adopted a share redemption program to provide an opportunity for our stockholders to have shares of our common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the current Determined Share Value in effect as of the date the shares are tendered for redemption. The share redemption program is administered by the Asset Manager and is subject to such terms and conditions as our board and the Independent Directors Committee may establish from time to time. Our board of directors approved and adopted an amended and restated share redemption program effective as of June 28, 2017.

No shares may be repurchased under our share redemption program until after the first anniversary of the date of purchase of such shares; provided, that when the shares tendered for redemption were received upon conversion of membership units of the Operating Company, the time period during which the stockholder requesting redemption held the converted membership units may be used to meet the one year minimum holding period. In the event of death or bankruptcy of a stockholder, or other involuntary exigent circumstances as approved by the Independent Directors Committee in its sole discretion, we may waive the one year minimum holding period for any number of shares. We are not obligated to repurchase shares of our common stock under the share redemption program. Notwithstanding any other term of the share redemption program, our board of directors or Independent Directors Committee may, in its sole discretion, reject any share redemption request made by any stockholder at any time.

To the extent we determine to accept share redemption requests from our stockholders, repurchases of shares of our common stock pursuant to the share redemption program will be made quarterly upon written request to us delivered at least 10 calendar days prior to the last business day of the applicable calendar quarter. Timely submitted redemption requests for each quarter will be accepted as of the last business day of such quarter, and the redemption price paid for redeemed shares will be paid in cash within three business days of the last business day of the applicable calendar quarter. Shares held for more than 12 months, but less than 5 years, will be redeemed at a purchase price equal to 95% of the Determined Share Value in effect as of the last business day of the quarter in which the shares are timely tendered for redemption. Shares held for five years or more will be redeemed at a purchase price equal to 100% of the Determined Share Value in effect as of the last business day of the quarter in which the shares are timely tendered for redemption. The foregoing redemption price provisions are subject to exceptions in three circumstances, each of which is discussed below. First, the 5% discount applied to shares tendered for redemption that have been held for more than 12 months, but less than 5 years, will not apply if the share redemption request relates solely to a change in the form of share ownership and the stockholder will be, simultaneously with the redemption, investing in us, through a different form of share ownership, an amount equal to or greater than the amount redeemed, subject to all other restrictions, conditions and terms of the share redemption program. Second, any stockholder may have up to 5% of their outstanding shares of common stock redeemed by us in any calendar year at a price equal to 100% of the Determined Share Value in effect as of the last business day of the quarter in which the shares are timely tendered for redemption. Third, if an individual stockholder is deceased, the deceased stockholder’s estate may, within one year of the death of the stockholder, request the redemption of the shares held in the deceased stockholder’s individual capacity at a purchase price equal to 100% of the Determined Share Value in effect as of the last business day of the quarter in which the shares are timely tendered for redemption. Notwithstanding the foregoing, all share redemptions, including those pursuant to the circumstances described above, will be subject to the limits on the aggregate number of shares that may be redeemed in any calendar quarter and any calendar year pursuant to the share redemption program (as discussed below) and all other terms and conditions of the share redemption program.

We limit the number of shares that may be redeemed pursuant to our share redemption program. The total number of shares redeemed in any quarter may not exceed (i) 1% of the total number of shares outstanding at the beginning of the applicable calendar year, plus (ii) 50% of the total number of any additional shares of our common stock issued during the prior calendar quarter pursuant to our DRIP; provided, however, that the total number of shares redeemed during any calendar year may not exceed 5% of the number of shares outstanding as of the first day of such calendar year. There is no fee in connection with a repurchase of shares pursuant to our share redemption program.

The limitations on redemptions established by our share redemption program, or the lack of funds legally available to fund redemptions, may prevent us from accommodating all redemption requests made in any quarter. In the event we do not redeem all of the shares for which redemption requests have been submitted in a quarter, we will redeem the shares subject to redemption requests on a pro rata basis. If we repurchase less than all of the shares subject to a redemption request in a quarter, with respect to any shares which have not been redeemed, a stockholder may (1) withdraw its redemption request or (2) ask that we honor the unfulfilled portion of the redemption request in a future quarter, if any, when such redemptions can be made pursuant to the limitations of the share redemption program and when sufficient funds are available. Such pending redemption requests will be honored among all requests for redemptions in any given quarter pro rata as to all other redemption requests. The redemption price per share paid for redemption requests which are honored in a future quarter will be equal to, or at a discount from, as applicable, the Determined Share Value in effect as of the last business day of such future quarter. A stockholder may cancel any previously submitted redemption request at any time prior to the end of the applicable calendar quarter.

Redemptions of shares pursuant to our share redemption program will only be made with funds legally available under Maryland law for redemption. Any redemption of shares under the share redemption program is subject to compliance with applicable federal and state securities laws and restrictions applicable to preserve our status as a REIT. Cash used to fund share redemptions has historically been provided through a combination of cash generated by operations, the sale of assets, and borrowings. Additionally, we may use proceeds from the sale of our securities to fund redemption requests, although to date we have not done so.

Our board of directors or the Independent Directors Committee may amend, suspend, or terminate the share redemption program at any time upon 30 days’ notice to our stockholders if they determine that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension or termination of the share redemption program is in the best interest of our stockholders. Our share redemption program is only intended to provide interim liquidity for stockholders as there is no current public market for our common stock. Our share redemption program will be terminated if our shares are listed on a securities exchange or included on a national securities market or a secondary market for our shares develops.

All material information related to our share redemption program is fully and timely disclosed to our stockholders. The terms of our share redemption program are disclosed in the private placement memorandum relating to our ongoing private offering of our common stock, and we supplement our private placement memorandum as necessary to reflect any material amendments to the terms of our share redemption program. We promptly disclose any material amendments to our share redemption program to our existing stockholders, including via appropriate disclosure in the current and periodic reports we file with the SEC. Our Determined Share Value, upon which the redemption price paid for shares redeemed pursuant to our share redemption program is based, is determined by our Independent Directors Committee and disclosed by us within the first two months of each calendar quarter. The Determined Share value is included in the quarterly report delivered to our stockholders promptly following each determination of the Determined Share Value, and each determination of the Determined Share Value will be disclosed in a current report filed with the SEC following the determination thereof, as well as in the periodic reports we file with the SEC. Our stockholders may obtain the Determined Share Value as of any given date by contacting us at (585) 287-6500.

Since our inception and through March 31, 2017, we have redeemed a total of 201,885 shares of our common stock pursuant to our share redemption program, for an aggregate purchase price of approximately $14.6 million.

Stockholder Meetings

We will hold an annual meeting of our stockholders in accordance with Maryland law and our bylaws, on a specific date and time set by our board of directors. The next annual meeting is scheduled to be held in May 2018. Special meetings of stockholders may be called only upon the request of a majority of the directors, a majority of the independent directors, our chairman of the board, our chief executive officer, or our president and will be called by our secretary to act upon any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast on such matter at the meeting.

The presence either in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast at the meeting on any matter will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as provided in the following paragraph and except that the affirmative vote of a plurality of the shares represented in person or by proxy at a meeting at which a quorum is present is required to elect a director.

Under the MGCL, stockholders are generally entitled to vote at a duly held meeting at which a quorum is present on (1) the amendment of our Articles of Incorporation, (2) our dissolution, (3) our merger or consolidation, a statutory share exchange or the sale or other disposition of all or substantially all of our assets. Under the MGCL, these matters require the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast with respect to such matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast with respect to such matter, however our Articles of Incorporation do not so provide.

Pursuant to the terms of the subscription agreement which each of our stockholders signs in connection with purchasing shares of our common stock, each of our stockholders has granted an irrevocable proxy, coupled with an interest, to vote their shares of our common stock in favor of the two nominees to our board of directors proposed by the Asset Manager.

A special meeting of the stockholders will be called by us in the event that holders of 20% or more of the outstanding shares of our common stock have tendered their shares for redemption and we have not been able to redeem such shares within a rolling four-quarter period. At such special meeting, stockholders will consider whether to require our liquidation in an orderly fashion over the following five years. Holders of at least 66.6% of the shares of our common stock entitled to vote will be required for approval of such a liquidation.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of at least two-thirds of the votes entitled to be cast on the matter. Shares of common stock owned by the acquirer, by officers or by employees who are directors of the corporation are not entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting powers:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of issued and outstanding control shares. Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may repurchase any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights for control shares are considered and not approved.

If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares of stock acquired in a merger or consolidation or on a stock exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. As permitted by the MGCL, we have provided in our Articles of Incorporation and bylaws that the control share provisions of the MGCL will not apply to any acquisition by any person of shares of our stock, but our board of directors retains the discretion to opt into these provisions in the future.

Business Combinations

Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combinations” includes mergers, consolidations, share exchanges or, in circumstances specified in the MGCL, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (1) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or (2) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation. A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the person otherwise would become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any such business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder, voting together as a single voting group.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.

None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the business combination statute, pursuant to our Articles of Incorporation, our board of directors has exempted any business combination involving us and any person. Consequently, the five-year prohibition and the super majority vote requirements will not apply to business combinations between us and any person. As a result, any person may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super majority vote requirements and other provisions of the statute.

Should our board of directors opt into the business combination statute in the future, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by a stockholder may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (1) by or at the direction of our board of directors or (2) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of our bylaws.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL (“Subtitle 8”), permits the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in its charter or bylaws, to any or all of five provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that vacancies on the board of directors be filled only by the remaining directors and (if the board is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

We have elected to provide that vacancies on our board of directors may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. We have also elected to provide that a special meeting of stockholders may only be called by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting. Through provisions in our Articles of Incorporation and bylaws, we vest in our board of directors the exclusive power to fix the number of directorships; provided that the number is not fewer than the minimum number required by the MGCL. We have not elected to be subject to the other provisions of Subtitle 8.

Dissenting Stockholder Rights

Pursuant to Title 3 Subtitle 2 of the MGCL, our stockholders have the right to demand and receive payment in cash of the fair value of their shares of our common stock in the event that we engage in certain transactions, including if (i) we consolidate or merge with another company, (ii) the objecting stockholder’s shares of our common stock are to be acquired in a share exchange, or (iii) we amend the Articles of Incorporation in a way which alters the contract rights, as expressly set forth in the Articles of Incorporation, of any of our outstanding stock and substantially adversely affects our stockholder’s rights.

A stockholder of a corporation who desires to receive payment of the fair value of the stockholder’s stock pursuant to Title 3 Subtitle 2 of the MGCL must, among other things:

•	file a written objection to the proposed transaction with us at or before the stockholders’ meeting at which the transaction will be considered or, in the case of stockholder action to be taken by consent, within 10 days after we give the required notice of such action by written consent;

•	not vote in favor of the transaction; and

•	within 20 days after the transaction is complete, make a written demand on the successor company (as applicable based upon the transaction in question) for payment for the stockholder’s stock, stating the number and class of shares for which the stockholder demands payment.

A stockholder which fails to comply with the foregoing requirements will be bound by the terms of the applicable transaction. In order for our stockholders to perfect such stockholder’s right to dissent in the event of a qualifying transaction, such stockholder must carefully follow the procedure set forth in the applicable provisions of the MGCL. Any stockholder contemplating exercising its rights under Title 3 Subtitle 2 of the MGCL is urged to read carefully the provisions of the MGCL and consult with its own legal counsel before electing or attempting to exercise these rights.

A Maryland corporation’s charter may provide that the holders of its stock are not entitled to exercise the rights of an objecting stockholder under Title 3 Subtitle 2 of the MGCL. However, our Articles of Incorporation do not so provide.

Exclusive Jurisdiction for Certain Claims

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of our company, (b) any action asserting a claim of breach of any duty owed by any of our directors or officers or employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors or officers or employees arising pursuant to any provision of the MGCL or our Articles of Incorporation or bylaws or (d) any action asserting a claim against us or any of our directors or officers or employees that is governed by the internal affairs doctrine.

Item 12.	Indemnification of Directors and Officers.

Limitation of Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Articles of Incorporation contain a provision that eliminates such liability of our directors and officers to the maximum extent permitted by Maryland law.

Indemnification

The MGCL requires a corporation (unless its articles of incorporation provide otherwise, which ours do not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity.

The Articles of Incorporation require us to, to the maximum extent that Maryland law in effect from time to time permits, indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer of our company who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, or trustee and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

The Articles of Incorporation, as permitted by the MGCL, further provide that we may indemnify any director or officer made a party to any proceeding by reason of his or her service in such capacity unless the following can be established:

•	the act or omission of the director or officer was material to the cause of action adjudicated in the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission as unlawful.

However, indemnification for an adverse judgment in a suit by us or in our right, may not be made with respect to any proceeding in which a director has been found liable to our company.

The Articles of Incorporation provide, as permitted by the MGCL, that we may advance reasonable expenses incurred by a director or officer who is party to a proceeding in advance of the final disposition of the proceeding upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•	a written undertaking by the director or officer or on his or her behalf to repay the amount advanced to him or her if it is ultimately determined that the standard of conduct for indemnification by us was not met.

Our Articles of Incorporation also permit us to provide the same indemnification and advancement of expenses that we are permitted to provide to directors and officers to any person who served an employee or agent of our company or an employee or agent of the Asset Manager.

Indemnification may reduce the legal remedies available to us and our stockholders against the indemnified individuals. The general effect to our stockholders of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums associated with insurance policies we maintain or the cost of any indemnification for which we do not have adequate insurance.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements require that, subject to certain conditions, we indemnify each director and officer to the fullest extent permitted by law against any and all liabilities and expenses to which they may become subject by reason of their service as a director, officer, employee or agent of our company, and that we advance to each director and officer all related expenses incurred by each director or officer in defense of any claim or proceeding without any preliminary determination of the director’s or officer’s entitlement to indemnification; provided, that any amounts advanced will be refunded to us by the indemnified director or officer if it is ultimately determined that they did not meet the standard of conduct necessary for indemnification. The indemnification agreements also require that we maintain directors’ and officers’ liability insurance covering our directors and officers on terms at least as favorable as the policy coverage in place as of the date each indemnification agreement is entered into. Each indemnification agreement may only amended by the mutual written agreement of our company and the director or officer party thereto.

In addition to the indemnification agreements described above, we have also purchased and maintain directors’ and officers’ liability insurance covering that insures both us and our directors and officers against exposure and liability normally insured against under such policies, including exposure to liabilities of the type addressed by the indemnity provisions described above.

Item 13.	Financial Statements and Supplementary Data.

See “Index to Financial Statements” on page F-1 of this Form 10.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On June 23, 2016, we mutually agreed with Ernst & Young LLP (“EY”) to the cessation of the client-auditor relationship of EY as our independent registered public accounting firm, effective as of June 23, 2016. The decision to terminate EY as our independent registered public accounting firm was approved by the Audit Committee (the “Audit Committee”) of our board of directors.

The report of EY, dated April 18, 2016, with respect to our consolidated balance sheets as of December 31, 2015 and 2014, the related consolidated statements of income, changes in equity and cash flows for the year ended December 31, 2015 and 2014 and the related notes thereto, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2015 and 2014, and through June 23, 2016, we had no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with EY, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference thereto in EY’s reports on our consolidated financial statements. During the fiscal years ended December 31, 2015 and 2014 and through June 23, 2016 there have been no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC. We have provided EY with a copy of the disclosure under this Item 14 and have requested that EY furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements (the “EY Letter”). A copy of the EY Letter, dated April 24, 2017, is filed as Exhibit 16.1 to this Form 10.

On June 23, 2016, the Audit Committee approved the engagement of Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm for the fiscal year ending December 31, 2016. During the two most recent fiscal years and through the date of our engagement of Deloitte, we did not consult with Deloitte regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(iv)) or a reportable event (as defined in Regulation S-K Item 304(a)(1)(v)). Prior to our engagement of Deloitte, Deloitte did not provide us with either written or oral advice that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue.

Item 15.	Financial Statements and Exhibits.

Financial Statements

See “Index to Financial Statements and Schedule” on page F-1 of this Form 10.

Exhibits

No.	Description

3.1*	Articles of Incorporation of Broadstone Net Lease, Inc.

3.2*	Amended and Restated Bylaws of Broadstone Net Lease, Inc.

4.1*	Broadstone Net Lease, Inc. Distribution Reinvestment Plan

4.2**	Broadstone Net Lease, Inc. Share Redemption Program

10.1*	Amended and Restated Asset Management Agreement, dated February 8, 2013, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC and Broadstone Asset Management, LLC

10.2*	Second Amended and Restated Property Management Agreement, dated December 31, 2007, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC and Broadstone Real Estate, LLC

10.3*	Amendment No. 1 to Amended and Restated Asset Management Agreement, dated June 30, 2015, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC and Broadstone Asset Management, LLC

10.4*	Amendment No. 1 to Second Amended and Restated Property Management Agreement, dated June 30, 2015, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC and Broadstone Real Estate, LLC

10.5*	Credit Agreement, dated October 2, 2012, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, Manufacturers and Traders Trust Company, as administrative agent, and the lenders party thereto (the “Credit Agreement”)

10.6*	First Amendment to Credit Agreement, dated as of June 27, 2014, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, Manufacturers and Traders Trust Company, as administrative agent, and the lenders party thereto

10.7*	Second Amendment to Credit Agreement, dated as of December 22, 2014, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, Manufacturers and Traders Trust Company, as administrative agent, and the lenders party thereto

10.8*	Third Amendment to Credit Agreement, dated as of November 6, 2015, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, Manufacturers and Traders Trust Company, as administrative agent, and the lenders party thereto

10.9*	Fourth Amendment to Credit Agreement, dated as of June 30, 2016, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, Manufacturers and Traders Trust Company, as administrative agent, and the lenders party thereto

10.10*	Fifth Amendment to Credit Agreement, dated as of December 23, 2016, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, Manufacturers and Traders Trust Company, as administrative agent, and the lenders party thereto

10.11*	Sixth Amendment to Credit Agreement, dated as of March 23, 2017, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, Manufacturers and Traders Trust Company, as administrative agent, and the lenders party thereto

10.12*	Term Loan Agreement, dated May 24, 2013, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC and Regions Bank (“Regions Term Loan Agreement”)

No.	Description

10.13*	First Amendment to Regions Term Loan Agreement, dated as of October 11, 2013, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC and Regions Bank, as administrative agent, and the lenders party thereto

10.14*	Second Amendment to Regions Term Loan Agreement, dated as of November 6, 2015, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, Regions Bank, as administrative agent, and the lenders party thereto

10.15*	Third Amendment to Regions Term Loan Agreement, dated as of June 30, 2016, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, Regions Bank, as administrative agent, and the lenders party thereto

10.16*	Fourth Amendment to Regions Term Loan Agreement, dated as of December 23, 2016, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, Regions Bank, as administrative agent, and the lenders party thereto

10.17*	Term Loan Agreement, dated November 6, 2015, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, SunTrust Bank, as administrative agent, and the lenders party thereto (“SunTrust Term Loan Agreement”)

10.18*	First Amendment to SunTrust Term Loan Agreement, dated as of June 30, 2016, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, SunTrust Bank, as administrative agent, and the lenders party thereto

10.19*	Second Amendment to SunTrust Term Loan Agreement, dated as of December 23, 2016, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, SunTrust Bank, as administrative agent, and the lenders party thereto

10.20*	Guaranty, dated October 2, 2012, by Broadstone Net Lease, Inc. and Broadstone Net Lease, LLC in favor of Manufacturers and Traders Trust Company, as administrative agent, and the lenders party to the Credit Agreement

10.21*	Guaranty, dated May 24, 2013, by Broadstone Net Lease, Inc. and Broadstone Net Lease, LLC in favor of Regions Bank, as administrative agent, and the lenders party to the Regions Term Loan Agreement

10.22*	Guaranty, dated November 6, 2015, by Broadstone Net Lease, Inc. and Broadstone Net Lease, LLC in favor of SunTrust Bank, as administrative agent, and the lenders party to the SunTrust Term Loan Agreement

10.23*	Note and Guaranty Agreement, dated March 16, 2017, for 4.84% Guaranteed Senior Notes due April 18, 2027, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, and the purchasers party thereto

10.24*	Director Compensation and Stock Ownership Policy, effective as of January 1, 2017

10.25*	Form of Indemnification Agreement, between Broadstone Net Lease, Inc. and each of its officers and directors

10.26*

Seventh Amendment to Credit Agreement, dated as of May 25, 2017, by and among Broadstone Net Lease, Inc., Broadstone Net Lease, LLC, Manufacturers and Traders Trust Company, as administrative agent, and the lenders party thereto

10.27	Revolving Credit and Term Loan Agreement, dated as of June 23, 2017, by and among Broadstone Net Lease, LLC, Broadstone Net Lease, Inc., Manufacturers and Traders Trust Company, as administrative agent, and the lenders party thereto (filed as Exhibit 10.1 to the Current Report on Form 8-K dated June 23, 2017, filed June 29, 2017, and incorporated herein by reference)

10.28	Amended and Restated Term Loan Agreement, dated as of June 23, 2017, by and among Broadstone Net Lease, LLC, Broadstone Net Lease, Inc., SunTrust Bank, as administrative agent, and the lenders party thereto (filed as Exhibit 10.2 to the Current Report on Form 8-K dated June 23, 2017, filed June 29, 2017, and incorporated herein by reference)

16.1*	Letter of Ernst & Young LLP dated April 24, 2017

21.1*	List of Subsidiaries of Broadstone Net Lease, Inc.

*	Previously filed.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BROADSTONE NET LEASE, INC.

/s/ Christopher J. Czarnecki
Name: Christopher J. Czarnecki Title: Chief Executive Officer

Date: June 29, 2017

Broadstone Net Lease, Inc. and Subsidiaries

Consolidated Financial Statements

Three Months ended March 31, 2017 and 2016, and

Years Ended December 31, 2016, 2015, and 2014

Broadstone Net Lease, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except per share amounts)

	March 31, 2017	December 31, 2016
Assets
Accounted for using the operating method, net of accumulated depreciation	$1,695,815	$1,637,700
Accounted for using the direct financing method	47,272	47,271

Investment in rental property, net	1,743,087	1,684,971

Cash and cash equivalents	32,804	21,635
Restricted cash	6,833	1,468
Accrued rental income	40,335	36,577
Tenant and other receivables, net	3,175	355
Tenant and capital reserves	799	767
Prepaid expenses and other assets	656	260
Notes receivable	6,527	6,527
Investment in related party	10,000	10,000
Interest rate swap, assets	10,515	9,598
Intangible lease assets, net	179,924	168,121
Debt issuance costs – unsecured revolver, net	682	446
Leasing fees, net	11,989	11,329

Total assets	$2,047,326	$1,952,054

Liabilities and equity
Mortgage and notes payable, net	$91,326	$106,686
Unsecured term notes, net	658,171	657,891
Unsecured revolver	120,000	102,000
Interest rate swap, liabilities	8,472	10,217
Accounts payable and other liabilities	19,151	17,396
Due to related parties	406	364
Tenant improvement allowances	7,204	9,490
Accrued interest payable	1,457	1,602
Intangible lease liabilities, net	48,756	47,871

Total liabilities	954,943	953,517

Commitments and contingencies (See Note 16)

Equity
Broadstone Net Lease, Inc. stockholder’s equity:
Preferred stock, $0.001 par value; 20,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value; 80,000 shares authorized, 16,308 and 15,158 shares issued and outstanding at March 31, 2017 and December 31, 2016, respectively	16	15
Additional paid-in capital	1,098,696	1,009,431
Subscriptions receivable	(250)	(9,790)
Cumulative distributions in excess of retained earnings	(96,692)	(89,960)
Accumulated other comprehensive income	4,438	2,092

Total Broadstone Net Lease, Inc. stockholders’ equity	1,006,208	911,788
Non-controlling interests	86,175	86,749

Total equity	1,092,383	998,537

Total liabilities and equity	$2,047,326	$1,952,054

The accompanying notes are an integral part of these condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Condensed Consolidated Statements of Income and Comprehensive Income (Loss)

(Unaudited)

(in thousands, except per share amounts)

	For the three months ended March 31,
	2017	2016
Revenues
Rental income from operating leases	$39,401	$29,576
Earned income from direct financing leases	1,133	1,123
Operating expenses reimbursed from tenants	1,617	823
Other income from real estate transactions	34	65

Total revenues	42,185	31,587

Operating expenses
Depreciation and amortization	14,593	9,907
Asset management fees	3,193	2,371
Property management fees	1,168	883
Acquisition expenses	—	1,418
Property and operating expense	1,577	838
General and administrative	963	669
State and franchise tax	50	29

Total operating expenses	21,544	16,115

Operating income	20,641	15,472

Other income (expenses)
Cost of debt extinguishment	(48)	—
Preferred distribution income	181	175
Interest income	112	1
Interest expense	(7,942)	(10,711)
Gain on sale of real estate	803	764

Net income	13,747	5,701

Net income attributable to non-controlling interests	(1,153)	(603)

Net income attributable to Broadstone Net Lease, Inc.	$12,594	$5,098

Weighted average number of common shares outstanding
Basic	15,582	11,802

Diluted	17,009	13,196

Net Earnings per common share
Basic and diluted	$0.81	$0.43

Comprehensive income (loss)
Net income	$13,747	$5,701
Other comprehensive income (loss)
Change in fair value of interest rate swaps	2,560	(16,324)

Comprehensive income (loss)	16,307	(10,623)
Comprehensive (income) loss attributable to non-controlling interests	(1,368)	1,123

Comprehensive income (loss) attributable to Broadstone Net Lease, Inc.	$14,939	$(9,500)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

(in thousands, except per share amounts)

	Common Stock	Additional Paid-in Capital	Subscriptions Receivable	Cumulative Distributions in Excess of Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Non-controlling Interests	Total
Balance, January 1, 2016	$11	$738,909	$(1,506)	$(56,911)	$(10,340)	$77,782	$747,945
Net income	—	—	—	5,098	—	603	5,701
Issuance of 898 shares of common stock, net	1	66,325	38	—	—	—	66,364
Other offering costs	—	(335)	—	—	—	—	(335)
Issuance of 97 membership units	—	—	—	—	—	7,190	7,190
Distributions declared ($0.405 per share January and February 2016, $0.410 per share March 2016)	—	—	—	(19,131)	—	(2,158)	(21,289)
Change in fair value of interest rate swap agreements	—	—	—	—	(14,598)	(1,726)	(16,324)
Redemption of 8 shares of common stock	—	(581)	—	—	—	—	(581)

Balance, March 31, 2016	$12	$804,318	$(1,468)	$(70,944)	$(24,938)	$81,691	$788,671

	Common Stock	Additional Paid-in Capital	Subscriptions Receivable	Cumulative Distributions in Excess of Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Non-controlling Interests	Total
Balance, January 1, 2017	$15	$1,009,431	$(9,790)	$(89,960)	$2,092	$86,749	$998,537
Net income	—	—	—	12,594	—	1,153	13,747
Issuance of 1,167 shares of common stock, net	1	91,055	9,540	—	—	—	100,596
Other offering costs	—	(410)	—	—	—	—	(410)
Issuance of membership units	—	—	—	—	—	—	—
Distributions declared ($0.410 per share January 2017, $0.415 per share February and March 2017)	—	—	—	(19,326)	—	(1,941)	(21,267)
Change in fair value of interest rate swap agreements	—	—	—	—	2,346	214	2,560
Redemption of 18 shares of common stock	—	(1,380)	—	—	—	—	(1,380)

Balance, March 31, 2017	$16	$1,098,696	$(250)	$(96,692)	$4,438	$86,175	$1,092,383

The accompanying notes are an integral part of these condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands)

	For the three months ended March 31,
	2017	2016
Operating activities
Net income	$13,747	$5,701
Adjustments to reconcile net income including non-controlling interest to net cash provided by operating activities:
Depreciation and amortization including intangibles associated with investment in rental property	14,794	9,784
Amortization of debt issuance costs charged to interest expense	383	384
Straight-line rent and financing lease adjustments	(4,038)	(2,729)
Cost of debt extinguishment	48	—
(Gain) on sale of real estate	(803)	(764)
Non-cash interest	(101)	3,542
Other non-cash items	134	118
Leasing fees paid	(897)	(134)
Changes in assets and liabilities:
Tenant and other receivables	35	5
Prepaid expenses and other assets	(396)	(3,232)
Accounts payable and other liabilities	1,226	111
Accrued interest payable	(146)	281

Net cash provided by operating activities	23,986	13,067

Investing activities
Acquisition of rental property accounted for using the operating method	(91,294)	(48,836)
Capital expenditures and improvements	(2,287)	(1,163)
Proceeds from disposition of rental property, net	5,931	1,882
Increase in tenant and capital reserves	(32)	(49)
Increase in restricted cash	(5,365)	(2,018)

Net cash used in investing activities	(93,047)	(50,184)

Financing activities
Proceeds from issuance of common stock, net	91,506	59,904
Redemptions of common stock	(1,380)	(581)
Principal payments on mortgages and notes payable	(15,396)	(2,325)
Borrowings on unsecured revolver	85,000	14,000
Repayments on unsecured revolver	(67,000)	(14,000)
Cash distributions paid to stockholders	(10,213)	(8,145)
Cash distributions paid to non-controlling interests	(1,936)	(1,573)
Debt issuance costs paid	(351)	—

Net cash provided by financing activities	80,230	47,280

Net increase in cash and cash equivalents	11,169	10,163
Cash and cash equivalents at beginning of period	21,635	27,050

Cash and cash equivalents at end of period	$32,804	$37,213

The accompanying notes are an integral part of these condensed consolidated financial statements.

Broadstone Net Lease, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(in thousands)

1. Business Description

Broadstone Net Lease, Inc. (the “Corporation” or “Company”) is a Maryland corporation formed on October 18, 2007, that elected to be taxed as a REIT commencing with the taxable year ended December 31, 2008. The Company focuses on investing in income-producing, net leased commercial properties. The Company leases properties to retail, healthcare, industrial, and other commercial businesses under long-term lease agreements. Properties are generally leased on a triple-net basis such that tenants pay all operating expenses relating to the property, including, but not limited to, property taxes, insurance, maintenance, repairs, and capital costs, during the lease term. As of March 31, 2017, the Company owned a diversified portfolio of 426 individual net leased commercial properties located in 37 states throughout the continental United States.

Broadstone Net Lease, LLC, or the Operating Company, is the entity through which the Company conducts its business and owns (either directly or through subsidiaries) all of the Company’s properties. At March 31, 2017 and December 31, 2016, the Company owned economic interests of 92.0% and 91.4%, respectively, in the Operating Company. The Company is also the sole managing member of the Operating Company. The remaining interests are held by members who acquired their interest by contributing property to the Operating Company in exchange for membership units of the Operating Company.

The Company operates under the direction of its board of directors, which is responsible for the management and control of the Company’s affairs. The Company is externally managed and its board of directors has retained Broadstone Asset Management, LLC (the “Asset Manager”) to manage the day-to-day affairs and to implement the Company’s investment strategy, and the Company’s sponsor, Broadstone Real Estate, LLC (the “Manager”), to provide certain property management services for the Company’s properties, subject to the board of directors’ direction, oversight, and approval. The Asset Manager is a wholly-owned subsidiary of the Manager and all of the Company’s officers are employees of the Manager. Accordingly, both the Manager and the Asset Manager are related parties of the Company. Refer to Note 3 for further discussion over related parties and related party transactions.

2. Summary of Significant Accounting Policies

Interim Information

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information (Accounting Standards Codification (“ASC”) 270, Interim Reporting) and Article 10 of Regulation S-X. Accordingly, the Company has omitted certain footnote disclosures which would substantially duplicate those contained within the audited financial statements for the year ended December 31, 2016, contained within this document. Therefore, the readers of this quarterly report should refer to those audited financial statements, specifically Note 2, Summary of Significant Accounting Policies, for further discussion of significant accounting policies and estimates. The Company believes all adjustments necessary for a fair presentation have been included in these interim condensed consolidated financial statements (which include only normal recurring adjustments).

Principles of Consolidation

The Condensed Consolidated Financial Statements include the accounts and operations of the Corporation, the Operating Company and its consolidated subsidiaries, all of which are wholly-owned by the Operating Company, collectively the Company (the Company). All intercompany balances and transactions have been eliminated in consolidation.

To the extent the Corporation has a variable interest in entities that are not evaluated under the variable interest entity (VIE) model, the Corporation evaluates its interests using the voting interest entity model. The Corporation holds a 92.0% interest in the Operating Company and is the sole managing member which gives the Corporation exclusive and complete responsibility for the day-to-day management, authority to make decisions, and control of the Operating Company. Through consideration of new consolidation guidance effective for the Corporation as of January 1, 2016, it has been concluded that the Operating Company is a VIE as the limited members in the Operating Company do not possess kick-out rights or substantive participating rights. Accordingly, the Corporation consolidates its interest in the Operating Company. However, as the Corporation holds the majority voting interest in the Operating Company, it qualifies for the exemption from providing certain disclosure requirements associated with investments in VIEs.

The portion of the Operating Company not owned by the Corporation is presented as non-controlling interests as of and during the periods presented.

Basis of Accounting

The Condensed Consolidated Financial Statements have been prepared in accordance with GAAP.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to the allocation of purchase price between investment in rental property and intangible assets acquired and liabilities assumed, the value of long-lived assets, the depreciable lives of rental property, the amortizable lives of intangible assets and liabilities, the allowance for doubtful accounts, the fair value of assumed debt and notes payables, the fair value of the Company’s interest rate swap agreements and the determination of any uncertain tax positions. Accordingly, actual results may differ from those estimates.

Revenue Recognition

At the inception of a new lease arrangement, including new leases that arise from amendments, the Company assesses the terms and conditions to determine the proper lease classification. A lease arrangement is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the lessee prior to or shortly after the end of the lease term, (ii) lessee has a bargain purchase option during or at the end of the lease term, (iii) the lease term is greater than or equal to 75% of the underlying property’s estimated useful life, or (iv) the present value of the future minimum lease payments (excluding executory costs) is greater than or equal to 90% of the fair value of the leased property. If one or more of these criteria are met, and the minimum lease payments are determined to be reasonably predictable and collectible, the lease arrangement is generally accounted for as a direct financing lease. Consistent with Accounting Standards Codification (ASC) 840, Leases, if the fair value of the land component is 25% or more of the total fair value of the leased property, the land is considered separately from the building for purposes of applying the lease term and minimum lease payments criterion in (iii) and (iv) above.

Revenue recognition methods for operating leases and direct financing leases are described below:

Rental property accounted for under operating leases – Revenue is recognized as rents are earned on a straight-line basis over the non-cancelable terms of the related leases. In most cases, revenue recognition under operating leases begin when the lessee takes possession of, or controls, the physical use of the leased asset. Generally, this occurs on the lease commencement date. For leases that have fixed and measurable rent escalations, the difference between such rental income earned and the cash rent due under the provisions of the lease is recorded as accrued rental income on the Consolidated Balance Sheets.

Rental property accounted for under direct financing leases – The Company utilizes the direct finance method of accounting to record direct financing lease income. For a lease accounted for as a direct financing lease, the net investment in the direct financing lease represents receivables for the sum of future minimum lease payments and the estimated residual value of the leased property, less the unamortized unearned income. Unearned income is deferred and amortized into income over the lease terms so as to produce a constant periodic rate of return on the Company’s net investment in the leases.

Rent Received in Advance

Rent received in advance represents tenant payments received prior to its contractual due date and is included in accounts payable and other liabilities on the Condensed Consolidated Balance Sheets. Rents received in advance was $8,154 and $7,566 at March 31, 2017 and December 31, 2016, respectively.

Property Loss and Insurance Recoveries

Property losses, whether full or partial, are accounted for using a combination of impairment, insurance, and revenue recognition guidance prescribed by GAAP. Upon incurring a loss event, the Company evaluates for asset impairment under ASC 350, Intangibles – Goodwill and Other, and ASC 360, Property, Plant, and Equipment. Under the terms of the Company’s lease agreements with tenants, a significant majority of which are triple-net whereby the tenants are responsible for insurance, taxes, and maintenance, amongst other property costs, the tenants are responsible for repairs and maintenance to the properties. The terms of the leases also require the tenants to continue making their monthly rental payments despite the property loss. To the extent that the assets are recoverable, determined utilizing undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition, the Company accounts for a full or partial property loss as an acceleration of depreciation and evaluates whether all or a portion of the property loss can be offset by the recognition of insurance recoveries.

Under the terms of the lease agreements with tenants, in the case of full or partial loss to a property the tenant has an obligation to restore/rebuild the premises as nearly as possible to its value, condition and character immediately prior to such event. To mitigate the risk of loss, the Company requires tenants to maintain insurance policies on the replacement value of the properties. Based on these considerations, the Company follows the guidance in ASC 605-40, Classification of Insurance Recoveries, for the conversion of nonmonetary assets (i.e., the properties) to monetary assets (i.e., insurance recoveries or tenant recoveries). Under ASC 605, once probable of receipt, the Company recognizes an insurance/tenant recovery receivable in the “Tenant and other receivables, net” line item in the Consolidated Balance Sheet, with a corresponding offset to the accelerated depreciation recognized in the Consolidated Statement of Income and Comprehensive Income (Loss). If the insurance/tenant recovery is less than the amount of accelerated depreciation recognized, the Company will recognize a net loss in the Consolidated Statement of Income and Comprehensive Income (Loss). If the insurance/tenant recovery is greater than the amount of accelerated depreciation recognized, the Company will only recognize a recovery up to the amount of the accelerated depreciation, and will account for the excess as a gain contingency in accordance with ASC 450-30, Gain Contingencies. Gain contingencies are recognized when earned and realized, which typically will occur at the time of final settlement or when non-refundable cash advances are received.

Non-controlling Interests

Non-controlling interests represents the membership interests held in the Operating Company of 8.0% and 8.6% at March 31, 2017 and December 31, 2016, respectively, which are accounted for as a separate component of equity.

The Company periodically adjusts the carrying value of non-controlling interests to reflect its share of the book value of the Operating Company. Such adjustments are recorded to additional paid-in capital as a reallocation of non-controlling interests in the accompanying Condensed Consolidated Statements of Stockholders’ Equity.

Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices that are available in active markets for identical assets or liabilities. The types of financial instruments included in Level 1 are marketable, available-for-sale equity securities that are traded in an active exchange market.

Level 2 – Pricing inputs other than quoted prices in active markets, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Instruments included in this category are derivative contracts whose value is determined using a pricing model with inputs (such as yield curves and credit spreads) that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The balances of financial instruments measured at fair value on a recurring basis at March 31, 2017 and December 31, 2016 are as follows (see Note 10):

	March 31, 2017
(in thousands)	Total	Level 1	Level 2	Level 3
Interest rate swaps, assets	$10,515	$—	$10,515	$—
Interest rate swap, liabilities	(8,472)	—	(8,472)	—

	$2,043	$—	$2,043	$—

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Interest rate swaps, assets	$9,598	$—	$9,598	$—
Interest rate swap, liabilities	(10,217)	—	(10,217)	—

	$(619)	$—	$(619)	$—

Interest rate swaps are derivative instruments that have no quoted readily available Level 1 inputs, and therefore are measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy, using an income approach. Specifically, the fair value of the interest rate swaps are determined using a discounted cash flow analysis on the expected future cash flows of each instrument. This analysis utilizes observable market data including forward yield curves and implied volatilities to determine the market’s expectation of the future cash flows of the variable component. The fixed and variable components of the interest rate swaps are then discounted using calculated discount factors developed based on the London Interbank Offered Rate (LIBOR) swap rate and are aggregated to arrive at a single valuation for the period. The Company also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Although the Company has determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its interest rate swaps utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, at March 31, 2017 and December 31, 2016, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation. As a result, the Company has determined that its interest rate swap valuations on their entirety are appropriately classified within Level 2 of the fair value hierarchy.

The Company has estimated that the carrying amount reported on the Condensed Consolidated Balance Sheets for cash and cash equivalents, restricted cash, tenant and other receivables, notes receivable, and accounts payable and other liabilities approximates their fair values due to their short term nature.

The fair value of the Company’s debt was estimated using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current LIBOR, US treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect the Company’s judgment as to the approximate current lending rates for loans or groups of loans with similar maturities and assumes that the debt is outstanding through maturity. Market information, as available, or present value techniques were utilized to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist on specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation. The fair value of the Company’s mortgage and notes payable, unsecured term notes, and unsecured revolver are estimated to be $872,701 and $873,026 at March 31, 2017 and December 31, 2016, respectively, as compared to the carrying amount of such debt of $872,087 and $869,524 on the Condensed Consolidated Balance Sheets at March 31, 2017 and December 31, 2016, respectively.

The Company did not have any assets measured at fair value on a nonrecurring basis at March 31, 2017 and December 31, 2016.

Taxes Collected From Tenants and Remitted to Governmental Authorities

Substantially all of the Company’s leases are triple-net, which provide that the lessees are responsible for the payment of all property operating expenses, including property taxes, maintenance and insurance. The Company records such expenses on a net basis. For the three months ended March 31, 2017 and 2016, the Company’s tenants, pursuant to their lease obligations, have made direct payment for property taxes to the taxing authorities of approximately $7,412 and $6,625, respectively.

In some situations, the Company may collect property taxes from its tenants and remit those taxes to governmental authorities. Taxes collected from tenants and remitted to governmental authorities are presented on a gross basis, where revenue of $635 and $371 is included in operating expenses reimbursed from tenants and expense of $639 and $351 is included in property operating expenses in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss) for the three months ended March 31, 2017 and 2016, respectively.

Recently Adopted Accounting Standards

In January 2017, the Financial Accounting Standards Boards (FASB) issued Accounting Standards Updated (ASU) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to exclude acquisitions where substantially all of the fair value of the assets acquired are concentrated in a single identifiable asset or group of similar identifiable assets. Under ASU 2017-01, the Company expects that most of its investments in real estate will be considered asset acquisitions. While there are various differences between accounting for an asset acquisition and a business combination, the largest impact is the capitalization of acquisition expenses for asset acquisitions which are expensed for business combinations. ASU 2017-01 is effective, on a prospective basis, for interim and annual periods beginning after January 1, 2019, with early adoption permitted. The Company adopted the guidance effective January 1, 2017. As a result of the adoption, the Company capitalized $1,578 of acquisition costs in connection with investments in real estate closed during the three months ended March 31, 2017 that qualified as asset acquisitions under the adopted guidance.

Other Recently Issued Accounting Standards

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows—Restricted Cash. ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or cash equivalents. Therefore, amounts generally described as restricted cash and equivalents should be included with cash and cash equivalents when reconciling the beginning and end of period total amounts on the statement of cash flows. Currently, there is no specific guidance to address how to classify or present these changes. ASU 2016-18 is effective, on a retrospective basis, for interim and annual periods beginning after December 15, 2017; with early adoption permitted. The Company is currently assessing the impact that adoption of this guidance will have on its Condensed Consolidated Financial Statements and footnote disclosures.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides classification guidance for eight specific topics including debt extinguishment costs, contingent consideration payments made after a business combination, and distributions received from equity method investees. ASU 2016-18 is effective, on a prospective basis, for interim and annual periods beginning after December 15, 2017; with early adoption permitted. The Company is currently assessing the impact that adoption of this guidance will have on its Condensed Consolidated Financial Statements and footnote disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize a right-of-use asset and a corresponding lease liability, initially measured at the present value of lease payments, for both operating and financing leases. For leases with a term of 12 months or less, lessees will be permitted to make an accounting policy election by class of underlying asset to not recognize lease liabilities and lease assets. Under the new pronouncement, lessor accounting will be largely unchanged from existing GAAP. In adopting the new guidance, companies are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The amendments are effective January 1, 2019, with early adoption permitted. The Company does not have any material leases where we are the lessee and therefore, while the Company anticipates additional disclosure, it does not expect the adoption of this pronouncement to have a material effect on its Condensed Consolidated Financial Statements. The Company will, however, continue to evaluate this assessment until the guidance becomes effective.

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In adopting ASU 2014-09, companies may use either a full retrospective or a modified retrospective approach. Additionally, this guidance requires improved disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09, Revenue from Contracts with Customers, for all entities by one year. With the deferral, ASU 2014-09 is effective January 1, 2018, with early application permitted beginning January 1, 2017. While the Company anticipates additional disclosure, it does not expect the adoption of this pronouncement to have a material effect on the amount or timing of revenue recognized in its Condensed Consolidated Financial Statements. The Company expects to adopt the guidance using the modified retrospective approach on January 1, 2018. The Company will, however, continue to evaluate the impact of this guidance until it becomes effective.

3. Related-Party Transactions

Property Management Agreement

The Corporation and the Operating Company have entered into a property management agreement (the Property Management Agreement) with the Manager, a related party in which certain directors of the Corporation have either a direct or indirect ownership interest. Under the terms of the Property Management Agreement, the Manager manages and coordinates certain aspects of the leasing of the Corporation’s rental property.

In exchange for various services provided under the Property Management Agreement, the Manager is compensated as outlined in the Agreement.

In addition, the Manager may also provide, but is not obligated to provide, short-term financing to, or guarantees for, the Operating Company. In exchange for these services, the Manager is entitled to receive an interest rate of up to the prime rate plus 1.00% in exchange for any advances to the Operating Company, and 0.05% for guaranteeing recourse carve-outs on financing arrangements. No such advances or guarantees were made during the three months ended March 31, 2017 and 2016, respectively.

The initial term of the Property Management Agreement is effective through December 31, 2017, after which it automatically renews for successive one-year periods, unless either party provides written notice of termination in accordance with the Property Management Agreement. The Corporation’s Independent Directors Committee (IDC) has approved the renewal of the agreement through December 31, 2018. If the Corporation terminates the agreement prior to any renewal term or the Corporation’s IDC terminates the agreement within 30 days following a change in control of the Manager as defined, the Corporation will be subject to a termination fee equal to three times the Management Fees, as defined in the Property Management Agreement, to which the Manager was entitled during the 12-month period immediately preceding the date of such termination. Although not terminable as of March 31, 2017, if the Property Management Agreement had been terminated at March 31, 2017 subject to the conditions noted above, the termination fee would have been $12,673.

Asset Management Agreement

The Corporation and the Operating Company have entered into an asset management agreement (the Asset Management Agreement) with the Asset Manager, a single member LLC with the Manager as the single member, and therefore a related party in which certain directors of the Company have an indirect ownership interest. Under the terms of the Asset Management Agreement, the Asset Manager is responsible for, among other things, the Corporation’s acquisition, initial leasing, and disposition strategies, financing activities, and providing support to the Corporation’s IDC for its valuation functions and other duties. The Asset Manager also designates two individuals to serve on the Board of Directors of the Corporation.

Under the terms of the Asset Management Agreement, the Asset Manager receives an annual asset management fee equal to 1% of the aggregate value of common stock, based on the per share value as determined by the Corporation’s IDC each quarter, on a fully diluted basis as if all interests in the Operating Company had been converted into shares of common stock. Through December 31, 2017, compensation to the Asset Manager for any quarter will be deferred in whole or in part at any time during a rolling 12-month period when cumulative distributions are below $3.50 per share. Any deferred compensation under the Asset Management Agreement will accrue interest at the rate of 7% per annum until paid and will be paid from available funds after cumulative 12-month distributions equal $3.50 per share. No compensation to the Asset Manager was deferred during the three months ended March 31, 2017 and 2016. In addition, the Company pays the Asset Manager, or its designee,

0.5% of the proceeds from future equity closings as reimbursement for offering, marketing, and brokerage expenses. the Asset Manager has the responsibility to cover offering, marketing, and brokerage expenses associated with investor related matters of the Corporation and Operating Company.

The Asset Management Agreement includes various other fees paid to the Asset Manager in exchange for services provided under the Agreement.

The initial term of the Asset Management Agreement is effective through December 31, 2017, after which it automatically renews for successive one year periods, unless either party provides written notice of termination in accordance with the Asset Management Agreement. The Corporation’s Independent Director Committee (IDC) has approved the renewal of the agreement through December 31, 2018. If the Company terminates the agreement prior to any renewal term or the Corporation’s IDC terminates the agreement within thirty days following a change in control of the Asset Manager as defined, the Corporation will be subject to a termination fee equal to three times the Asset Management Fees, as defined, to which the Asset Manager was entitled during the 12-month period immediately preceding the date of such termination. Although not terminable as of March 31,2017, if the Asset Management Agreement had been terminated at March 31, 2017 subject to the conditions noted above, the termination fee would have been $35,330.

Management fee expenses relating to both the Property Management Agreement and the Asset Management Agreement totaled $4,361 and $3,253 for the three months ended March 31, 2017 and 2016, respectively. Included in management expenses are $406 and $364 of unpaid fees recorded in due to related parties on the Condensed Consolidated Balance Sheets at March 31, 2017 and December 31, 2016, respectively. Fees paid to related parties under the agreements also include acquisition fees of $897 and $560 for the three months ended March 31, 2017 and 2016, respectively, and are included in the fair value of assets acquired for the three months ended March 31, 2017, and in acquisition expenses for the three months ended March 31, 2016. Leasing fees paid to related parties totaled $897 and $134 for the three months ended March 31, 2017 and 2016, respectively, and are included as intangible assets and amortized over the terms of the leases to which they relate (see Note 7). Sales fees paid to related parties totaled $63 and $21 for the three months ended March 31, 2017 and 2016, respectively, and are included as a reduction of gain on sale of real estate. Fees paid to related parties under the Asset Management Agreement also include a marketing fee of $410 and $335 for the three months ended March 31, 2017 and 2016, respectively, and are included as a reduction of additional paid-in capital. All fees related to the Property Management Agreement and the Asset Management Agreement are paid for in cash within our normal payment cycle for vendors.

Total management fees incurred for the three months ended March 31, 2017 and 2016 are as follows:

(in thousands)		For the three months ended March 31,
Type of Fee	Financial Statement Presentation	2017	2016
Asset management fee	Asset management fees	$3,193	$2,370
Property management fee	Property management fees	1,168	883

Total management fee expense		4,361	3,253

Marketing fee	Additional paid-in capital	410	335
Acquisition fee	Capitalized as a component of assets acquired in 2017 (See Note 4) and included as acquisition expenses in 2016	897	560
Leasing fee	Leasing fees, net	897	134
Sales fee	Gain on sale of real estate	63	21

Total management fees		$6,628	$4,303

Legal Services

The Company retains the legal services of Tones Vaisey, PLLC (TV), formerly a related party. One minority owner/partner of TV is an immediate family member to the management of the Company and an indirect minority owner of the Manager. Beginning January 2017, the family member is no longer an owner/partner of TV and therefore, prospectively, TV will no longer be deemed a related party. Legal services obtained are mainly for acquisition and disposition of real estate related matters, as well as general counsel regarding property management and financing. The Company’s IDC has reviewed the billings and other aspects of the relationship between TV and the Company. The Company utilizes the services of other outside legal counsel as well. Legal fees incurred from TV amounted to $720 for the three months ended March 31, 2016. Included in these expenses are $454 of unpaid fees recorded in accounts payable and other liabilities at March 31, 2016. These fees are paid for in cash within our normal payment cycle for vendor payments. The following table details the type of legal fees incurred from the related party for the three months ended March 31:

(in thousands)
Type of Fee	Financial Statement Presentation	2016
Legal services – general	General and administrative	$93
Organization costs	General and administrative	10

		103
Acquisition related fees	Acquisition expenses	617

Total related party legal expenses		$720

4. Acquisitions

The Company closed on the following acquisitions during the three months ended March 31, 2017:

(in thousands, except number of properties)
Date	Tenant Type	Number of Properties	Real Estate Acquisition Price
January 18, 2017	Retail	1	$2,520
March 1, 2017	Retail	9	87,196

		10	$89,716	(a)

(a)	Acquisition price does not include acquisition costs of $1,578 capitalized in accordance with the adoption of ASU 2017-01 (see Note 2).

The Company closed on the following acquisitions during the three months ended March 31, 2016:

(in thousands, except number of properties)
Date	Tenant Type	Number of Properties	Real Estate Acquisition Price
January 25, 2016	Retail	3	$13,376
February 1, 2016	Retail	1	27,000
March 24, 2016	Industrial	1	15,650

		5	$56,026

The Company allocated the purchase price of these properties to the relative fair value of the real estate assets acquired and liabilities assumed. The following table summarizes the purchase price allocation for acquisitions completed during the three months ended March 31, 2017 and 2016, discussed above:

(in thousands)	March 31, 2017	March 31, 2016
Land	$2,286	$25,790
Land improvements	4,209	4,378
Buildings and other improvements	71,528	20,636
Acquired in-place leases(a)	8,998	5,294
Acquired above-market leases(b)	6,380	1,303
Acquired below-market leases(c)	(2,107)	(1,375)

	$91,294	$56,026

(a)	The weighted average amortization period for acquired in-place leases is 20 years and 17 years for acquisitions completed during the three months ended March 31, 2017 and 2016, respectively.
(b)	The weighted average amortization period for acquired above-market leases is 20 years and 18 years for acquisitions completed during the three months ended March 31, 2017 and 2016, respectively.
(c)	The weighted average amortization period for acquired below-market leases is 18 years and 15 years for acquisitions completed during the three months ended March 31, 2017 and 2016, respectively.

The above acquisitions were funded using a combination of available cash on hand and proceeds from the Company’s unsecured revolving line of credit. All of the acquisitions closed during the three months ended March 31, 2017 qualified as asset acquisitions and, as such, acquisition costs were capitalized in accordance with ASU 2017-01. In conjunction with the acquisitions closed during the three months ended March 31, 2016, expenses of $921 were incurred and included in acquisition expenses in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss). From the date of acquisition through March 31, 2016, the Company recorded revenues of $476 related to the properties acquired and accounted for as business combinations, and recognized net income of $462, excluding the impact of one-time acquisition expenses from the date of acquisition through March 31, 2016.

Subsequent to March 31, 2017, the Company closed on the following acquisitions (see Note 17):

(in thousands, except number of properties)
Date	Property Type	Number of Properties	Acquisition Price
April 28, 2017	Retail	25	$48,897
June 2, 2017	Retail	2	13,300
June 15, 2017	Retail	2	2,700

		29	$64,897

The Company has not completed the allocation of the acquisition date relative fair values for the properties acquired subsequent to March 31, 2017; however, it expects the acquisition to qualify as an asset acquisition and that the purchase price of these properties will primarily be allocated to land, land improvements, building and acquired lease intangibles.

Condensed Pro Forma Financial Information

The results of operations, excluding the impact of one-time acquisition costs, of the acquisitions accounted for as business combinations, for which financial information was available, are included in the following condensed pro forma financial information as if these acquisitions had been completed as of the beginning of the comparable prior annual period prior to the acquisition date. The following condensed pro forma financial information is presented as if the first quarter 2016 acquisitions were completed as of January 1, 2015. Pro forma financial information is not presented for the 2017 acquisitions based on their qualification as asset acquisitions in accordance with ASU 2017-01. These pro forma results are for comparative purposes only and are not necessarily indicative of what the Company’s actual results of operations would have been had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

The condensed pro forma financial information are as follows for the three months ended March 31:

(in thousands)	2016
Revenues	$32,139
Net income	$6,776

5. Sale of Real Estate

For the three months ended March 31, 2017 and 2016, the Company did not have property dispositions that qualified as discontinued operations.

The Company disposed of one rental property during each of the three months ended March 31, 2017 and 2016. The rental properties were disposed for a sale price of $6,320 and $2,050 with a carrying value of $5,127 and $1,128 for the three months ended March 31, 2017 and 2016, respectively. The Company incurred additional expenses related to the sales in the amount of $390 and $158 resulting in a gain of $803 and $764 for the three months ended March 31, 2017 and 2016, respectively.

6. Investment in Rental Property and Lease Arrangements

The Company generally leases its investment rental property to established tenants. At March 31, 2017, the Company had 412 real estate properties which were leased under leases that have been classified as operating leases and 14 that have been classified as direct financing leases. Of the 14 leases classified as direct financing leases, five include land portions which are accounted for as operating leases (see Revenue Recognition within Note 2). Substantially all leases have initial terms of 10 to 20 years and provide for minimum rentals. In addition, the leases generally provide for limited increases in rent as a result of fixed increases, increases in the consumer price index, and/or increases in the tenant’s sales volume. Generally, the tenant is also required to pay all property taxes and assessments, substantially maintain the interior and exterior of the building, and maintain property and liability insurance coverage. The leases also typically provide one or more multi-year renewal options subject to generally the same terms and conditions as the initial lease.

Investment in Rental Property – Accounted for Using the Operating Method

Rental property subject to non-cancelable operating leases with tenants are as follows at March 31, 2017 and December 31, 2016:

(in thousands)	March 31, 2017	December 31, 2016
Land	$289,121	$288,276
Land improvements	166,132	162,341
Buildings	1,347,067	1,283,322
Tenant improvements	8,649	8,665
Equipment	799	799

	1,811,768	1,743,403
Less accumulated depreciation	(115,953)	(105,703)

	$1,695,815	$1,637,700

Depreciation expense on investment in rental property was $11,931 and $8,297 for the three months ended March 31, 2017 and 2016, respectively.

Estimated minimum future rental receipts required under non-cancelable operating leases with tenants at March 31, 2017 are as follows:

(in thousands)
Remainder of 2017	$110,358
2018	149,542
2019	152,617
2020	155,005
2021	156,986
Thereafter	1,561,122

$2,285,630

Since lease renewal periods are exercisable at the option of the tenant, the above amounts only include future minimum lease payments due during the initial lease terms. In addition, such amounts exclude any potential variable rent increases that are based on the consumer price index or future contingent rents which may be received under the leases based on a percentage of the tenant’s gross sales.

Investment in Rental Property – Accounted for Using the Direct Financing Method

The Company’s net investment in direct financing leases is as follows at March 31, 2017 and December 31, 2016:

(in thousands)	March 31, 2017	December 31, 2016
Minimum lease payments to be received	$89,334	$90,447
Estimated unguaranteed residual values	22,335	22,335
Less unearned revenue	(64,397)	(65,511)

Net investment in direct financing leases	$47,272	$47,271

Minimum future rental receipts required under non-cancelable direct financing leases with tenants at March 31, 2017 are as follows:

(in thousands)
Remainder of 2017	$3,352
2018	4,561
2019	4,655
2020	4,780
2021	4,889
Thereafter	67,097

$89,334

The above rental receipts do not include future minimum lease payments for renewal periods, potential variable consumer price index rent increases or contingent rental payments that may become due in future periods.

7. Intangible Assets and Liabilities

The following is a summary of intangible assets and liabilities and related accumulated amortization at March 31, 2017 and December 31, 2016:

(in thousands)	March 31, 2017	December 31, 2016
Lease intangibles:
Acquired above-market leases	$51,871	$45,490
Less accumulated amortization	(5,996)	(4,940)

Acquired above-market leases, net	45,875	40,550

Acquired in-place leases	150,587	141,676
Less accumulated amortization	(16,538)	(14,105)

Acquired in-place leases, net	134,049	127,571

Total intangible lease assets, net	$179,924	$168,121

Acquired below-market leases	$55,621	$54,062
Less accumulated amortization	(6,865)	(6,191)

Intangible lease liabilities, net	$48,756	$47,871

Leasing fees	$14,124	$13,279
Less accumulated amortization	(2,135)	(1,950)

Leasing fees, net	$11,989	$11,329

Amortization expense was $2,663 and $1,610 for acquired in-place leases and leasing fees for the three months ended March 31, 2017 and 2016, respectively. Amortization of acquired above-market and below-market leases, net, was a (decrease) increase in rental income of $(200) and $123 for the three months ended March 31, 2017 and 2016, respectively.

Estimated future amortization of intangible assets and liabilities at March 31, 2017 is as follows:

(in thousands)
Remainder of 2017	$9,226
2018	11,031
2019	10,245
2020	10,136
2021	10,084
Thereafter	92,434

$143,156

8. Unsecured Credit Agreements

The following table summarizes the Company’s three unsecured credit agreements as follows:

	Outstanding Balance
(in thousands)	March 31, 2017	December 31, 2016	Interest Rate(d)	Maturity Date
M&T and Regions Led(a)
Term note	$50,000	$50,000	3 month LIBOR + 1.45%	June 2017
Term note	50,000	50,000	1 month LIBOR + 1.45%	June 2017
Revolver(b)	120,000	102,000	1 month LIBOR + 1.45%	June 2017

Total M&T and Regions Led	220,000	202,000
Regions Led(a)
Term note	185,000	185,000	1 month LIBOR + 1.75% to 2.50%(e)	Oct. 2018
SunTrust Led(a)
Term note	375,000	375,000	1 month LIBOR + 1.40%	Feb. 2019

Total	780,000	762,000
Debt issuance costs, net(c)	(1,829)	(2,109)

	$778,171	$759,891

(a)	The Company believes it was in compliance with all financial covenants for all periods presented.
(b)	At March 31, 2017, all of the revolving credit facility’s $300,000 capacity was available to the Company. At December 31, 2016, only $273,200 of the revolving credit facility’s $300,000 capacity was available, due to a borrowing base limitation.
(c)	Amounts presented include debt issuance costs, net related to the unsecured term notes only.
(d)	At March 31, 2017 and December 31, 2016, the one-month LIBOR was 0.79% and 0.62%, respectively, and the three-month LIBOR was 1.06% and 0.93%, respectively.
(e)	The margin is based on the Company’s overall leverage ratio and was 1.75% at March 31, 2017 and December 31, 2016.

At March 31, 2017 and December 31, 2016, the weighted average interest rate on all outstanding borrowings was 2.30% and 2.14%, respectively.

For the three months ended March 31, 2017 and 2016, $424 and $432, respectively, of debt issuance costs were amortized and recorded as interest expense in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss).

9. Mortgages and Notes Payable

Mortgages and notes payable consist of the following at March 31, 2017 and December 31, 2016:

(in thousands, except interest rates)
Description		Origination Date (Month/Year)	Maturity Date (Month/Year)	Interest Rate	March 31, 2017	December 31, 2016
(1)	M&T Bank	Dec-10	Apr-20	1 month LIBOR+1.90%	$21,245	$21,335	(b) (f) (g)
(2)	Sun Life	Mar-12	Oct-21	5.13%	11,946	12,036	(b) (i)
(3)	Aegon	Apr-12	Oct-23	6.38%	9,648	9,804	(b) (j)
(4)	Legg Mason Mortgage Capital Corporation	Aug-10	Aug-22	7.06%	6,330	6,538	(b) (e)
(5)	Columbian Mutual Life Insurance Company	Aug-10	Sep-25	7.00%	1,529	1,538	(b) (c) (d)
(6)	Symetra Financial	Mar-11	Apr-31	6.34%	1,029	1,036	(a) (b)
(7)	Note holders	Dec-08	Dec-23	6.25%	750	750	(d)
(8)	Standard Insurance Co.	Jul-10	Aug-30	6.75%	593	597	(b) (c) (d) (h)
(9)	Siemens Financial Services, Inc.	Sep-10	Sep- 20	5.47%	5,963	6,010	(a) (b)
(10)	Standard Insurance Co.	Apr-09	May-34	6.88%	1,856	1,870	(b) (c) (h)
(11)	Wells Fargo Bank, N.A.	May-07	Jun-17	6.69%	1,679	1,694	(a) (b) (m)
(12)	Standard Insurance Co.	May-09	Jun-34	6.88%	1,332	1,342	(b) (c) (h)
(13)	Standard Insurance Co.	Mar-10	Apr-31	7.00%	—	1,058	(b) (c) (d) (h)
(14)	Standard Insurance Co.	Mar-10	Apr-31	7.00%	—	844	(b) (c) (d) (h)
(15)	Columbus Life Insurance	Feb-13	Jan-26	4.65%	9,305	9,400	(b) (k)
(16)	Athene Annuity & Life Co.	Feb-12	Feb-17	3.76%	—	12,701	(b) (l)
(17)	PNC Bank	Oct-16	Nov-26	3.62%	18,882	18,971	(b) (c)

					92,087	107,524
	Debt issuance costs, net				(761)	(838)

					$91,326	$106,686

(a)	Non-recourse debt includes the indemnification/guaranty of the Corporation and/or Operating Company pertaining to fraud, environmental claims, insolvency and other matters.
(b)	Debt secured by related rental property and lease rents.
(c)	Debt secured by guaranty of the Operating Company.
(d)	Debt secured by guaranty of the Corporation.
(e)	Debt is guaranteed by a third party.
(f)	The Company entered into an interest rate swap agreement in connection with this mortgage note or note payable, as further described in Note 10.
(g)	M&T’s participation in the New York State Energy Research and Development Authority program results in a blended interest rate of one-month LIBOR plus 1.64% for the term of this mortgage note payable.
(h)	The interest rate represents the initial interest rate on the respective notes. The interest rate will be adjusted at Standard Insurance’s discretion at certain times throughout the term of the note, ranging from 59 to 239 months, and the monthly installments will be adjusted accordingly. At the time Standard Insurance may adjust the interest rate for notes payable, the Company has the right to prepay the note without penalty.
(i)	Mortgage was assumed in March, 2012 as part of an Umbrella Partnership Real Estate Investment Trust (UPREIT) transaction. The debt was marked to market at the time of the assumption.
(j)	Mortgage was assumed in April, 2012 as part of the acquisition of the related property. The debt was marked to market at the time of the assumption.

(k)	Mortgage was assumed in December, 2013 as part of the acquisition of the related property. The debt was marked to market at the time of the assumption.
(l)	Mortgage was assumed in June, 2014 as part of the acquisition of the related property. The debt was marked to market at the time of the assumption.
(m)	Subsequent to March 31, 2017, the note payable was paid in full.

At March 31, 2017, investment in rental property of $140,295 is pledged as collateral against the Company’s mortgages and notes payable.

The Company extinguished three and four mortgages totaling $14,536 and $8,199 during the three months ended March 31, 2017 and 2016, respectively. For the three months ended March 31, 2017 and 2016, the cost of extinguishment for the mortgages was $48 and $133, respectively.

Certain mortgage and note payable agreements provide for prepayment fees and can be terminated under certain events of default as defined under the related agreements. Estimated future principal payments to be made under the above mortgage and note payable agreements, and the unsecured credit agreements (see Note 8) at March 31, 2017 are as follows:

(in thousands)
Remainder of 2017	$224,233
2018	188,632
2019	378,888
2020	28,999
2021	13,766
Thereafter	37,569

$872,087

10. Interest Rate Swaps

Interest rate swaps were entered into with certain financial institutions in order to mitigate the impact of interest rate variability over the term of the related agreements. The interest rate swaps are considered cash flow hedges. In order to reduce counterparty concentration risk, the Company has a diversification policy for institutions that serve as swap counterparties. Under these agreements, the Company receives monthly payments from the counterparties on these interest rate swaps equal to the related variable interest rates multiplied by the outstanding notional amounts. Certain interest rate swaps amortize on a monthly basis. In turn, the Company pays the counterparties each month an amount equal to a fixed rate multiplied by the related outstanding notional amounts. The intended net impact of these transactions is that the Company pays a fixed interest rate on its variable rate borrowings.

The following is a summary of the Company’s outstanding interest-rate swap agreements at March 31, 2017:

(in thousands, except interest rates)
Counterparty	Maturity Date	Fixed Rate	Variable Rate Index	Notional Amount	Fair Value
Bank of America, N.A.	November 2023	2.80%	1 month LIBOR	$25,000	$(1,132)
Bank of Montreal	July 2024	1.16%	1 month LIBOR	40,000	2,544
Bank of Montreal	January 2025	1.91%	1 month LIBOR	25,000	397
Bank of Montreal	July 2025	2.32%	1 month LIBOR	25,000	(310)
Bank of Montreal	January 2026	1.92%	1 month LIBOR	25,000	535
Bank of Montreal	January 2026	2.05%	1 month LIBOR	40,000	443
Bank of Montreal	December 2026	2.33%	1 month LIBOR	10,000	(84)
Capital One, N.A.	December 2021	1.05%	1 month LIBOR	15,000	580
Capital One, N.A.	December 2024	1.58%	1 month LIBOR	15,000	591
Capital One, N.A.	January 2026	2.08%	1 month LIBOR	35,000	308
Capital One, N.A.	July 2026	1.32%	1 month LIBOR	35,000	2,688
M&T Bank	September 2017	1.09%	1 month LIBOR	25,000	(2)
M&T Bank	April 2020	4.91%	1 month LIBOR	21,245	(2,006)
M&T Bank	September 2022	2.83%	1 month LIBOR	25,000	(970)
M&T Bank	November 2023	2.65%	1 month LIBOR	25,000	(949)
Regions Bank	March 2018	1.77%	1 month LIBOR	25,000	(127)
Regions Bank	March 2019	1.91%	3 month LIBOR	25,000	(160)
Regions Bank	May 2020	2.12%	1 month LIBOR	50,000	(681)
Regions Bank	March 2022	2.43%	3 month LIBOR	25,000	(497)
Regions Bank	December 2023	1.18%	1 month LIBOR	25,000	1,422
SunTrust Bank	April 2024	1.99%	1 month LIBOR	25,000	148
SunTrust Bank	April 2025	2.20%	1 month LIBOR	25,000	(103)
SunTrust Bank	July 2025	1.99%	1 month LIBOR	25,000	330
SunTrust Bank	January 2026	1.93%	1 month LIBOR	25,000	529
Wells Fargo Bank, N.A.	February 2021	2.39%	1 month LIBOR	35,000	(808)
Wells Fargo Bank, N.A.	October 2024	2.72%	1 month LIBOR	15,000	(643)

The fair value of the interest rate swaps are reported on the Condensed Consolidated Balance Sheets at March 31, 2017 and December 31, 2016 as follows:

(in thousands)	March 31, 2017	December 31, 2016
Interest rate swaps, asset	$10,515	$9,598
Interest rate swaps, liability	(8,472)	(10,217)

Interest rate swap	$2,043	$(619)

The total loss recognized, and the location of the loss in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income (Loss), from converting from variable rates to fixed rates under these agreements is as follows for the three months ended March 31:

(in thousands)	Location of Loss Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)	Amount of Loss Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)	Location of Loss Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Loss Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Interest rate swaps
2017	Interest expense	$1,902	Interest expense	$—
2016	Interest expense	$2,291	Interest expense	$3,542

Ineffectiveness of 3,542 in 2016 was attributable to inconsistencies in certain terms between the interest rate swaps and the credit agreements. The interest rate swaps continued to qualify for hedge accounting, with the effective portion of mark-to-market adjustments included in accumulated other comprehensive income. During the fourth quarter of 2016, the Company amended the terms of the credit agreements, thereby reversing the impact of the ineffectiveness and rendering a $0 full-year 2016 impact to the consolidated income statement.

Amounts related to the interest rate swaps expected to be reclassified out of accumulated other comprehensive income to interest expense during the next twelve months are estimated to be $5,489. The Company is exposed to credit risk in the event of non-performance by the counterparties of the swaps. The Company minimizes this risk exposure by limiting counterparties to major banks who meet established credit and capital guidelines.

11. Non-Controlling Interests

Under the Company’s UPREIT structure, entities and individuals can contribute their properties in exchange for membership interests in the Operating Company. There were no properties contributed as part of UPREIT transactions during the three months ended March 31, 2017. Properties contributed as part of UPREIT transactions during the three months ended March 31, 2016 were valued at $7,190, which represents the estimated fair value of the properties contributed, less any assumed debt.

The Company recognized rental income related to UPREIT entities in the amount of $3,004 and $2,802 for the three months ended March 31, 2017 and 2016, respectively.

12. Credit Risk Concentrations

The Company maintained bank balances that, at times, exceeded the federally insured limit during the three months ended March 31, 2017. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

The Company’s rental property is managed by the Manager and the Asset Manager as described in Note 3. Management fees and acquisition expenses paid to the Manager and Asset Manager represent 20% and 24% of total operating expenses for the three months ended March 31, 2017 and 2016, respectively. The Company has mortgages and notes payable with five institutions that comprise 23%, 21%, 13%, 11% and 10% of total mortgages and notes payable at March 31, 2017. The Company has mortgages and notes payable with four institutions that comprise 20%, 18%, 12%, and 11% of total mortgages and notes payable at December 31, 2016. For the three months ended March 31, 2017 and 2016, the Company had no individual tenants or common franchises that accounted for more than 10% of total revenues.

13. Equity

Common Stock

In 2009, the Company’s Board of Directors approved a share redemption program (the Share Redemption Program) under which the Company may repurchase shares of its outstanding common stock after December 31, 2009.

Under the Share Redemption Program, stockholders may request that the Company redeem shares after one year from the original investment date. Stockholders may redeem at a price equal to 95% in years two through five after investment and 100% thereafter of the share value established from time-to-time by the Company’s IDC. However, any stockholder may have up to 5% of their shares redeemed by the Company in any calendar year at 100% of the share value established from time-to-time by the Company’s IDC.

Total shares redeemed in any quarter may not exceed 1% of the total number of shares outstanding at the beginning of the calendar year plus 50% of the total number of any additional shares issued during the prior calendar quarter under the distribution reinvestment plan, plus any additional number of shares the Company determines to redeem in its discretion, subject to other limitations deemed appropriate by the Company. The Share Redemption Program is subject to revision, suspension, or termination at any time.

The following table summarizes redemptions under the Company’s Share Redemption Program for the three months ended March 31, 2017 and 2016:

	For the three months ended March 31,
(in thousands, except stockholders)	2017	2016
Number of stockholders	8	7
Number of shares	18	8
Redemption Price	$1,380	$581

Distribution Reinvestment Plan

The Company has a Distribution Reinvestment Plan (the Plan), covering substantially all stockholders and members of the Operating Company. In general, the Plan allows participants to purchase common stock with the proceeds from distributions received. Under the Plan, shares are offered at 98% of the current value of common stock as determined by the Company’s IDC. At March 31, 2017 and December 31, 2016, a total of 1,192 and 1,076, shares of common stock, respectively, have been issued under the Plan.

14. Earnings per Share

The following table summarizes the components used in the calculation of basic and diluted earnings per share (EPS):

	For the three months ended March 31,
(in thousands, except per share)	2017	2016
Basic earnings:
Net earnings attributable to Broadstone Net Lease, Inc.	$12,594	$5,098

Diluted earnings:
Net earnings attributable to Broadstone Net Lease, Inc.	$12,594	$5,098
Net earnings attributable to non-controlling interests	1,153	603

	$13,747	$5,701

Basic and diluted weighted average shares outstanding:
Weighted average number of common shares outstanding used in basic earnings per share	$15,582	$11,802
Effects of convertible membership units	1,427	1,395

Weighted average number of common shares outstanding used in diluted earnings per share	$17,009	$13,196

Basic and diluted net earnings per common share	$0.81	$0.43

In the table above, outstanding membership units are included in the diluted earnings per share calculation. However, because such membership units would also require that the share of the Operating Company income attributable to such membership units also be added back to net income, there is no effect on EPS.

15. Supplemental Cash Flow Disclosures

Cash paid for interest was $7,806 and $6,504 for the three months ended March 31, 2017 and 2016, respectively. Cash paid for state income and franchise taxes was $488 and $29 for the three months ended March 31, 2017 and 2016, respectively.

The following are non-cash transactions and have been excluded from the accompanying Condensed Consolidated Statements of Cash Flows:

•	During the three months ended March 31, 2017 and 2016, the Company issued 116 and 87 shares, respectively, of common stock with a value of approximately $8,548 and $6,006, respectively, under the terms of the Distribution Reinvestment Plan (see Note 13).

•	During the three months ended March 31, 2016, the Company issued 97 membership units in exchange for property contributed in UPREIT transactions valued at $7,190 (see Note 11).

•	At March 31, 2017 and 2016, dividend amounts declared and accrued but not yet paid amounted to $7,215 and $5,551, respectively.

•	In connection with fire damage incurred at three properties during the three months ended March 31, 2017, the Company recognized $2,857 in insurance recovery receivables which were a reduction to depreciation expense for the associated real estate assets.

16. Commitments and Contingencies

From time to time, the Company is a party to various litigation matters incidental to the conduct of the Company’s business. While the resolution of such matters cannot be predicted with certainty, based on currently available information, the Company does not believe that the final outcome of any of these matters will have a material effect on its consolidated financial position, results of operations or liquidity.

In connection with ownership and operation of real estate, the Company may potentially be liable for cost and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability, or claim. The Company is not aware of any other environmental condition that would have a material effect on its consolidate financial position, results of operations or liquidity.

As part of acquisitions closed during 2016, the Company assumed three separate lease agreements that provided for a total of $10,464 in tenant improvement allowances. During 2017 and 2016, payments of $2,286 and $974, respectively, have been made for work completed under these allowances, resulting in a total tenant improvement allowance of $7,204 and $9,490 at March 31, 2017 and December 31, 2016, respectively. These tenant improvement balances are included in accounts payable and other liabilities in the accompanying Condensed Consolidated Balance Sheets.

During the three months ended March 31, 2017, three properties held in the Company’s real estate portfolio incurred losses due to fire damage. Management anticipates that the proceeds received from insurance will exceed the book value of the property destroyed, and accordingly a gain on insurance settlement may be recorded in a future period upon receipt of funds.

17. Subsequent Events

The Company has evaluated subsequent events through June 29, 2017, which is the date the condensed consolidated financial statements were available to be issued. Refer to the audited consolidated financial statements for the years ended December 31, 2016, 2015, and 2014, included elsewhere within this Form 10, for disclosure of subsequent events occurring through April 24, 2017.

Through May 31, 2017, the Company has raised $48,136 for a total of 607 shares through monthly equity closings, including dividend reinvestments. Through June 29, 2017, the Company has paid $22,083 in distributions, including dividend reinvestments.

Subsequent to April 24, 2017, the Company continued to expand its operations through the acquisition of additional rental property and associated intangible assets and liabilities. The Company acquired approximately $64,897 of rental property and associated intangible assets and liabilities (see Note 4). Subsequent to April 24, 2017, the Company sold five properties for total proceeds of $24,125 with an approximate aggregate carrying value of $17,561. The Company incurred additional expenses related to the sales amounting to $842 resulting in a gain on sale of real estate of $5,722.

On May 8, 2017, the Board of Directors declared a distribution of $0.415 per share on the Company’s common stock and approved a distribution of $0.415 per membership unit for monthly distributions through July 2017. The distributions are payable on the 15th of the following month to stockholders and unit holders of record on the last day of the month. In addition, the Company’s IDC determined the share value for the Company’s common stock is $80.00 per share for subscription agreements received from May 1, 2017 through July 31, 2017.

Through June 29, 2017, the Company settled two mortgage notes payable amounting to $22,818 (see Note 9).

On June 23, 2017, the Operating Company entered into an $800,000 unsecured Revolving Credit and Term Loan Agreement (the Credit Agreement) with M&T Bank, as Administrative Agent, M&T Bank, Wells Fargo Securities, LLC, BMO Capital Markets Corp., and JPMorgan Chase Bank, N.A. as Joint Lead Arrangers and Joint Bookrunners for the Revolver and the 5.5-Year Term Loan (each as defined below), M&T Bank, Wells Fargo Securities, LLC and BMO Capital Markets Corp. as Joint Lead Arrangers and Joint Bookrunners for the 7-Year Term Loan (as defined below), Wells Fargo Bank, National Association, Bank of Montreal, and JPMorgan Chase Bank, N.A. as Co-Syndication Agents, and SunTrust Bank, Regions Bank, and Capital One, National Association, as Co-Documentation Agents. The Credit Agreement provides an accordion feature for up to a total of $1,000,000 and consists of a $400,000 senior unsecured revolving credit facility (the Revolver), a $250,000 senior unsecured delayed draw term loan (the 5.5-Year Term Loan), and a $150,000 senior unsecured delayed draw term loan (the 7-Year Term Loan). Proceeds from the borrowings detailed below were used to repay the existing unsecured revolving credit facility and term notes with M&T and Regions Bank for $5,000 and $100,000, respectively, the existing unsecured term note with Regions Bank for $185,000 and $50,000 of the unsecured term note with SunTrust Bank, (see Note 8). The Revolver has an initial maturity date of January 2022 and provides for one five-month extension, at the election of the Company, subject to certain conditions set forth in the agreement and payment of a 0.0625% fee on the revolving commitments. Borrowings on the Revolver bear interest at variable rates based on LIBOR plus a margin based on the Operating Company’s investment grade credit rating ranging between 0.825% and 1.55% per annum. The initial applicable facility fee on the Revolver is 0.25% per annum. The 5.5-Year Term Loan provides for up to three delayed draws from inception through June 2018 at the request of the Company. Borrowings under the 5.5-Year Term Loan bear interest at variable rates based on LIBOR plus a margin based on the Operating Company’s credit rating ranging between 0.90% and 1.75% per annum through the maturity date of January 2023. The 7-Year Term Loan provides for up to three delayed draws from inception through June 2018 at the request of the Company. Borrowings under the 7-Year Term Loan bear interest at variable rates based on LIBOR plus a margin based on the Operating Company’s credit rating ranging between 1.50% and 2.45% through the maturity date of June 2024. Based on the Operating Company’s current credit rating of Baa3, the applicable margin under the Revolver, 5.5-Year Term Loan, and 7-Year Term Loan are 1.20%, 1.35% and 1.90%, respectively. The 5.5-Year Term Loan and 7-Year Term Loan are both subject to a fee of 0.25% per annum on the amount of the commitments, reduced by the amount of term loans outstanding under the applicable loan. The Company is subject to various financial and nonfinancial covenants under the Credit Agreement. At June 30, 2017, borrowings amounted to $90,000 under the Revolver, $250,000 under the 5.5-Year Term Loan and $-0- under the 7-Year Term Loan.

On June 23, 2017, the Company amended and restated the Term Loan Agreement with SunTrust Bank (see Note 8). The amended and restated agreement amended certain terms, conditions, covenants, and other provisions to align them with those included in the Credit Agreement described above. The amended and restated agreement reduced the borrowings under the facility to $325,000 through a one-time non-pro rata payment provision of $50,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Broadstone Net Lease, Inc.

Rochester, New York

We have audited the accompanying consolidated balance sheet of Broadstone Net Lease, Inc. and subsidiaries (the “Company”) as of December 31, 2016, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the year then ended. Our audit also included the financial statement schedules listed in the Index at Item 15. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Broadstone Net Lease, Inc. and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Rochester, New York

April 24, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Broadstone Net Lease, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Broadstone Net Lease, Inc. and Subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, stockholder’s equity and cash flows for each of the two years in the period ended December 31, 2015. Our audits also included the information for the years ended December 31, 2015 and 2014 contained in the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Broadstone Net Lease, Inc. and Subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the information contained in the related financial statement schedule for the years ended December 31, 2015 and 2014, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Rochester, New York

April 24, 2017

Broadstone Net Lease, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
	2016	2015
Assets
Accounted for using the operating method, net of accumulated depreciation	$1,637,700	$1,236,344
Accounted for using the direct financing method	47,271	46,811

Investment in rental property, net	1,684,971	1,283,155

Cash and cash equivalents	21,635	27,050
Restricted cash	1,468	87
Accrued rental income	36,577	23,652
Tenant and other receivables, net	355	569
Tenant and capital reserves	767	675
Prepaid expenses and other assets	260	472
Notes receivable	6,527	—
Investment in related party	10,000	10,000
Interest rate swap, assets	9,598	387
Intangible lease assets, net	168,121	107,745
Debt issuance costs – unsecured revolver, net	446	890
Leasing fees, net	11,329	9,225

Total assets	$1,952,054	$1,463,907

Liabilities and equity
Mortgage and notes payable, net	$106,686	$99,462
Unsecured term notes, net	657,891	562,103
Unsecured revolver	102,000	—
Interest rate swap, liabilities	10,217	14,777
Accounts payable and other liabilities	17,396	5,510
Due to related parties	364	281
Tenant improvement allowances	9,490	1,697
Accrued interest payable	1,602	1,415
Stock redemption payable	—	1,041
Intangible lease liabilities, net	47,871	29,676

Total liabilities	953,517	715,962

Commitments and contingencies (See Note 18)

Equity
Broadstone Net Lease, Inc. stockholder’s equity:
Preferred stock, $.001 par value; 20,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value; 80,000 shares authorized, 15,158 and 11,483 shares issued and outstanding as of December 31, 2016 and 2015, respectively	15	11
Additional paid-in capital	1,009,431	738,909
Subscriptions receivable	(9,790)	(1,506)
Cumulative distributions in excess of retained earnings	(89,960)	(56,911)
Accumulated other comprehensive income (loss)	2,092	(10,340)

Total Broadstone Net Lease, Inc. stockholders’ equity	911,788	670,163
Non-controlling interests	86,749	77,782

Total equity	998,537	747,945

Total liabilities and equity	$1,952,054	$1,463,907

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

Broadstone Net Lease, Inc. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

(in thousands, except per share amounts)

	Year Ended December 31,
	2016	2015	2014
Revenues
Rental income from operating leases	$133,943	$89,875	$61,980
Earned income from direct financing leases	4,544	4,075	3,828
Operating expenses reimbursed from tenants	4,173	3,538	2,243
Other income from real estate transactions	209	598	101

Total revenues	142,869	98,086	68,152

Operating expenses
Depreciation and amortization	46,321	29,387	19,475
Asset management fees	10,955	7,042	4,441
Property management fees	3,939	2,697	1,903
Acquisition expenses	10,880	9,947	4,675
Property and operating expense	3,900	3,384	1,909
General and administrative	2,790	3,116	1,925
State and franchise tax	446	130	186
Asset impairment	—	—	1,634

Total operating expenses	79,231	55,703	36,148

Operating income	63,638	42,383	32,004

Other income (expenses)
(Cost) gain of debt extinguishment	(133)	1,213	(422)
Preferred distribution income	713	350	—
Interest income	88	—	—
Gain on stock transfer	—	262	—
Interest expense	(29,963)	(22,605)	(18,058)
Gain (loss) on sale of real estate	5,925	(713)	3,639

Net income	40,268	20,890	17,163

Net income attributable to non-controlling interests	(3,914)	(1,603)	(1,388)

Net income attributable to Broadstone Net Lease, Inc.	$36,354	$19,287	$15,775

Weighted average number of common shares outstanding
Basic	13,178	8,989	6,100

Diluted	14,597	9,736	6,637

Net Earnings per common share
Basic and diluted	$2.76	$2.15	$2.59

Comprehensive income
Net income	$40,268	$20,890	$17,163
Other comprehensive income
Change in fair value of interest rate swaps	13,771	(3,362)	(10,287)

Comprehensive income	54,039	17,528	6,876
Comprehensive income attributable to non-controlling interests	(5,253)	(1,345)	(556)

Comprehensive income attributable to Broadstone Net Lease, Inc.	$48,786	$16,183	$6,320

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

Broadstone Net Lease, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(in thousands)

	Common Stock	Additional Paid-in Capital	Subscriptions Receivable	Cumulative Distributions in Excess of Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Non-controlling Interests	Total
Balance, January 1, 2014	$5	$306,560	$(522)	$(18,557)	$2,219	$28,401	$318,106
Net income	—	—	—	15,775	—	1,388	17,163
Issuance of 1,552 shares of common stock, net	2	105,647	(385)	—	—	—	105,264
Other offering costs	—	(463)	—	—	—	—	(463)
Issuance of membership units	—	—	—	—	—	—	—
Distributions declared ($0.37 per share – January through March 2014, $0.39 share April through December 2014)	—	—	—	(31,565)	—	(3,009)	(34,574)
Change in fair value of interest rate swap agreements	—	—	—	—	(9,455)	(832)	(10,287)
Redemption of 15 shares of common stock	—	(1,028)	—	—	—	—	(1,028)
Adjustment of non-controlling interests	—	(2,174)	—	—	—	2,174	—

Balance, December 31, 2014	7	408,542	(907)	(34,347)	(7,236)	28,122	394,181
Net income	—	—	—	19,287	—	1,603	20,890
Issuance of 4,535 shares of common stock, net	4	330,390	(599)	—	—	—	329,795
Other offering costs	—	(1,796)	—	—	—	—	(1,796)
Issuance of 793 membership units	—	—	—	—	—	57,583	57,583
Distributions declared ($0.39 per share January 2015, $0.405 per share February through December 2015)	—	—	—	(41,851)	—	(3,420)	(45,271)
Change in fair value of interest rate swap agreements	—	—	—	—	(3,104)	(258)	(3,362)
Redemption of 43 shares of common stock	—	(3,054)	—	—	—	—	(3,054)
Cancellation of 14 shares of common stock	—	(1,021)	—	—	—	—	(1,021)
Adjustment of non-controlling interests	—	5,848	—	—	—	(5,848)	—

Balance, December 31, 2015	11	738,909	(1,506)	(56,911)	(10,340)	77,782	747,945
Net income	—	—	—	36,354	—	3,914	40,268
Issuance of 3,784 shares of common stock, net	4	284,062	(8,284)	—	—	—	275,782
Other offering costs	—	(1,310)	—	—	—	—	(1,310)
Issuance of 97 membership units	—	—	—	—	—	7,190	7,190
Distributions declared ($0.405 per share January and February 2016, $0.41 per share March through December 2016)	—	—	—	(69,403)	—	(7,552)	(76,955)
Change in fair value of interest rate swap agreements	—	—	—	—	12,432	1,339	13,771
Redemption of 109 shares of common stock	—	(8,154)	—	—	—	—	(8,154)
Adjustment of non-controlling interests	—	(4,076)	—	—	—	4,076	—

Balance, December 31, 2016	$15	$1,009,431	$(9,790)	$(89,960)	$2,092	$86,749	$998,537

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

Broadstone Net Lease, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2016	2015	2014
Operating activities
Net income	$40,268	$20,890	$17,163
Adjustments to reconcile net income including non-controlling interest to net cash provided by operating activities:
Depreciation and amortization including intangibles associated with investment in rental property	45,839	28,819	19,197
Amortization of debt issuance costs charged to interest expense	1,626	1,181	761
Straight-line rent and financing lease adjustments	(13,847)	(7,593)	(6,062)
Cost (gain) of debt extinguishment	81	(1,213)	422
Asset impairment	—	—	1,634
(Gain) loss on sale of real estate	(5,925)	713	(3,639)
Gain on stock transfer	—	(262)	—
Other non-cash items	405	297	222
Leasing fees paid	(2,932)	(4,411)	(1,765)
Changes in assets and liabilities:
Tenant and other receivables	214	(1,280)	(15)
Prepaid expenses and other assets	212	88	47
Accounts payable and other liabilities	1,060	887	5,286
Accrued interest payable	188	500	(478)

Net cash provided by operating activities	67,189	38,616	32,773

Investing activities
Acquisition of rental property accounted for using the operating method, net of mortgages and notes assumed of $-0- in 2016 and 2015, $13,408 in 2014	(500,061)	(484,657)	(220,012)
Acquisition of rental property accounted for using the direct financing method	(544)	(7,189)	(3,100)
Capital expenditures and improvements	(1,938)	(10,560)	(215)
Issuance of notes receivable	(2,827)	—	—
Proceeds from disposition of rental property, net	34,890	17,962	28,841
Increase in tenant and capital reserves	(93)	(175)	(24)
(Increase) decrease in restricted cash	(1,381)	4,150	(4,065)

Net cash used in investing activities	(471,954)	(480,469)	(198,575)

Financing activities
Proceeds from issuance of common stock, net	246,453	299,657	91,844
Redemptions of common stock	(8,154)	(3,054)	(1,028)
Borrowings on mortgages and notes payable and unsecured term notes, net of mortgages and notes assumed of $-0- in 2016 and 2015, $13,408 in 2014	114,000	280,000	85,000
Principal payments on mortgages and notes payable	(11,387)	(5,712)	(59,578)
Borrowings on unsecured revolver	308,500	332,000	107,000
Repayments on unsecured revolver	(206,500)	(408,500)	(42,500)
Cash distributions paid to stockholders	(35,731)	(23,805)	(18,831)
Cash distributions paid to non-controlling interests	(6,967)	(3,421)	(3,010)
Debt issuance costs paid	(864)	(2,390)	(1,998)

Net cash provided by financing activities	399,350	464,775	156,899

Net (decrease) increase in cash and cash equivalents	(5,415)	22,922	(8,903)
Cash and cash equivalents at beginning of year	27,050	4,128	13,031

Cash and cash equivalents at end of year	$21,635	$27,050	$4,128

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

Broadstone Net Lease, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in thousands)

December 31, 2016, 2015 and 2014

1. Business Description

Broadstone Net Lease, Inc. (the “Corporation” or “Company”) is a Maryland corporation formed on October 18, 2007, that elected to be taxed as a REIT commencing with the taxable year ended December 31, 2008. The Company focuses on investing in income-producing, net leased commercial properties. The Company leases properties to retail, healthcare, industrial, and other commercial businesses under long-term lease agreements. Properties are generally leased on a triple-net basis such that tenants pay all operating expenses relating to the property, including, but not limited to, property taxes, insurance, maintenance, repairs, and capital costs, during the lease term. As of December 31, 2016, the Company owned a diversified portfolio of 417 individual net leased commercial properties located in 37 states throughout the continental United States.

Broadstone Net Lease, LLC, or the Operating Company, is the entity through which the Company conducts its business and owns (either directly or through subsidiaries) all of the Company’s properties. At December 31, 2016, 2015 and 2014, the Company owned economic interests of 91.4%, 89.6% and 92.9%, respectively, in the Operating Company. The Company is also the sole managing member of the Operating Company. The remaining interests are held by members who acquired their interest by contributing property to the Operating Company in exchange for membership units of the Operating Company as described in Note 12.

The Company operates under the direction of its board of directors, which is responsible for the management and control of the Company’s affairs. The Company is externally managed and its board of directors has retained Broadstone Asset Management, LLC (BAM) to manage the day-to-day affairs and to implement the Company’s investment strategy, and the Company’s sponsor, Broadstone Real Estate, LLC (BRE), to provide certain property management services for the Company’s properties, subject to the board of directors’ direction, oversight, and approval. BAM is a wholly-owned subsidiary of BRE and all of the Company’s officers are employees of BRE. Accordingly, both BRE and BAM are related parties of the Company. Refer to Note 3 for further discussion over related parties and related party transactions.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts and operations of the Corporation, the Operating Company and its consolidated subsidiaries, all of which are wholly-owned by the Operating Company, collectively the Company (the Company). All intercompany balances and transactions have been eliminated in consolidation.

To the extent the Corporation has a variable interest in entities that are not evaluated under the variable interest entity (VIE) model, the Corporation evaluates its interests using the voting interest entity model. The Corporation holds a 91.4% interest in the Operating Company and is the sole managing member which gives the Corporation exclusive and complete responsibility for the day-to-day management, authority to make decisions, and control of the Operating Company. Through consideration of new consolidation guidance effective for the Corporation as of January 1, 2016, it has been concluded that the Operating Company is a VIE as the limited members in the Operating Company do not possess kick-out rights or substantive participating rights. Accordingly, the Corporation consolidates its interest in the Operating Company. However, as the Corporation holds the majority voting interest in the Operating Company, it qualifies for the exemption from providing certain disclosure requirements associated with investments in VIEs.

The portion of the Operating Company not owned by the Corporation is presented as non-controlling interests as of and during the periods presented.

Basis of Accounting

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to the allocation of purchase price between investment in rental property and intangible assets acquired and liabilities assumed, the value of long-lived assets, the depreciable lives of rental property, the amortizable lives of intangible assets and liabilities, the allowance for doubtful accounts, the fair value of assumed debt and notes payables, the fair value of the Company’s interest rate swap agreements and the determination of any uncertain tax positions. Accordingly, actual results may differ from those estimates.

Investment in Rental Property

Rental property accounted for under operating leases are recorded at cost. Rental property accounted for under direct financing leases are recorded at its net investment (which at the inception of the lease generally represents the cost of the property).

Acquisitions of rental properties are accounted for utilizing the acquisition method and, accordingly, are recorded at the estimated fair value of the assets acquired and liabilities assumed. As our acquisitions meet the definition of a business, acquisition expenses are recognized as an expense at the time of acquisition. The results of operations of acquired properties are included in the Consolidated Statements of Income and Comprehensive Income from the respective date of acquisition. The fair value of rental property acquired with in-place leases is allocated to tangible assets, consisting of land and land improvements, buildings, and equipment, and identifiable intangible assets acquired and liabilities assumed, including the value of in-place leases and acquired above-market and below-market leases. Estimated fair value determinations are based on management’s judgment, which considers various factors including real estate market conditions, industry conditions that the tenant operates in, and characteristics of the real estate and/or real estate appraisals.

The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant. The as-if-vacant value is then allocated to land and land improvements, buildings, and equipment based on comparable sales and other relevant information with respect to the property as estimated by management. Specifically, the “if vacant” value of the buildings and equipment was calculated using an income approach. Assumptions used in the income approach to value the buildings include: capitalization and discount rates, lease-up time, market rents, make ready costs, land value, and land improvement value.

The estimated fair value of acquired in-place leases are the costs that the Company would have had to incur to lease the properties to the occupancy level of the properties at the date of acquisition. Such costs include the fair value of leasing commissions and other operating costs that would have been incurred to lease the properties, had they been vacant, to their acquired occupancy level. Acquired in-place leases as of the date of acquisition are amortized over the remaining non-cancellable lease terms of the respective leases to amortization expense.

Acquired above-market and below-market lease values are recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the differences between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market value lease rates at the time of acquisition for the corresponding in-place leases. The capitalized above-market and below-market lease values are amortized as adjustments to rental income over the remaining term of the respective leases.

Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to amortization expense and the unamortized portion of above-market or below-market lease value is charged to rental income.

Management estimates the fair value of assumed mortgages and notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgages and notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the notes outstanding principal balance is amortized to interest expense over the remaining term of the debt.

Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. Real estate taxes, interest costs, and leasing and development costs incurred during construction periods are capitalized. Capitalization is based on qualified expenditures and interest rates. Capitalized real estate taxes, interest costs, and leasing and development costs are amortized over lives which are consistent with the related assets. There was no capitalized interest or real estate taxes during the years ended December 31, 2016, 2015 and 2014.

Real Estate Impairment Charges

The Company reviews long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such events or changes in circumstances are present, an impairment exists to the extent the carrying value of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition. For purposes of evaluating long-lived assets for impairment, the Company treats each individual property as an asset group. Such cash flows include factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. An impairment loss is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group.

Inputs used in establishing fair value for real estate assets generally fall within Level 3 of the fair value hierarchy, which are characterized as requiring significant judgment as little or no current market activity may be available for validation. The valuation of impaired assets is determined using widely accepted valuation techniques including discounted cash flow analysis, income capitalization, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties. The Company may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate.

During the year ended December 31, 2014, the Company recognized an impairment charge on real estate assets of $1,634. No impairment charges were recognized during the years ended December 31, 2016 and 2015. The impairment charge is classified within earnings from operations in the Consolidated Statements of Income and Comprehensive Income. The impairment indicator resulted from non-payment of past due rental amounts which led to concerns over the tenant’s future viability. In determining the fair value of the real estate assets at June 30, 2014, the date of measurement, the Company utilized a direct capitalization rate of 18% and a rental growth rate of 2%, both of which are Level 3 inputs.

Investment in Related Party

Investment in related party relates to a non-voting, preferred unit investment in BRE. Income on our investment is recognized based on the stated preferred rate of return. Such amounts are included as a component of other income (expense) in the Consolidated Statements of Income and Comprehensive Income.

Sales of Real Estate

Real estate sales are recognized whenever (1) a sale is consummated, (2) the buyer has demonstrated an adequate commitment to pay for the property, (3) our receivable is not subject to future subordination, and (4) we have transferred the risks and rewards of ownership to the buyer and do not have continuing involvement. Unless all conditions are met, recognition of all or a portion of the profit is deferred. Commencing with the year ended December 31, 2014, the Company adopted new accounting guidance that changed the accounting for discontinued operations such that only disposals of properties representing a strategic shift in operations are reported as discontinued operations. Those strategic shifts would need to have a major effect on the Company’s operations and financial results in order to meet the definition. For the years ended December 31, 2016, 2015 and 2014, the Company did not have property dispositions that qualified as discontinued operations.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Land improvements	15 years
Buildings and other improvements	39 years
Equipment	7 years

Depreciation expense incurred was $37,976, $25,038 and $17,576 for the years ended December 31, 2016, 2015 and 2014, respectively.

Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity at date of acquisition of three months or less, including money market funds. The Company estimates that the fair value of cash equivalents approximates the carrying value due to the relatively short maturity of these instruments.

Restricted Cash

Restricted cash includes escrow funds the Company maintains pursuant to the terms of certain mortgages and notes payable, and undistributed proceeds from the sale of properties under Section 1031 of the Internal Revenue Code.

Revenue Recognition

At the inception of a new lease arrangement, including new leases that arise from amendments, the Company assesses the terms and conditions to determine the proper lease classification. A lease arrangement is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the lessee prior to or shortly after the end of the lease term, (ii) lessee has a bargain purchase option during or at the end of the lease term, (iii) the lease term is greater than or equal to 75% of the underlying property’s estimated useful life, or (iv) the present value of the future minimum lease payments (excluding executory costs) is greater than or equal to 90% of the fair value of the leased property. If one or more of these criteria are met, and the minimum lease payments are determined to be reasonably predictable and collectible, the lease arrangement is generally accounted for as a direct financing lease.

Revenue recognition methods for operating leases and direct financing leases are described below:

Rental property accounted for under operating leases – Revenue is recognized as rents are earned on a straight-line basis over the non-cancelable terms of the related leases. In most cases, revenue recognition under operating leases begin when the lessee takes possession of, or controls, the physical use of the leased asset. Generally, this occurs on the lease commencement date. For leases that have fixed and measurable rent escalations, the difference between such rental income earned and the cash rent due under the provisions of the lease is recorded as accrued rental income on the Consolidated Balance Sheets.

Rental property accounted for under direct financing leases – The Company utilizes the direct finance method of accounting to record direct financing lease income. For a lease accounted for as a direct financing lease, the net investment in the direct financing lease represents receivables for the sum of future minimum lease payments and the estimated residual value of the leased property, less the unamortized unearned income. Unearned income is deferred and amortized into income over the lease terms so as to produce a constant periodic rate of return on the Company’s net investment in the leases.

Rent Received in Advance, Tenant and Other Receivables and Allowance for Doubtful Accounts

Rent received in advance represents tenant payments received prior to its contractual due date and is included in accounts payable and other liabilities on the Consolidated Balance Sheets. Rents received in advance was $7,566 and $2,730 at December 31, 2016 and 2015, respectively.

Management periodically reviews the sufficiency of the allowance for doubtful accounts, taking into consideration its historical losses and existing economic conditions, and makes adjustments to the allowance as it considers necessary. Uncollected tenant receivables are written off against the allowance when all possible means of collection have been exhausted. The following table summarizes the changes in the allowance for doubtful accounts:

(in thousands)
Type of Fee	2016	2015	2014
Balance as of January 1,	$262	$631	$263
Provision for doubtful accounts	67	647	420
Write-offs	(6)	(1,016)	(52)

Balance as of December 31,	$323	$262	$631

Notes Receivable

Balances in notes receivable represent interest only loans to third parties secured by the real estate assets of the obligors. A related party of the Company, BRE performs property management functions for each of the loan holders. Management evaluates the creditworthiness of each borrower prior to entering into loan agreements. Further, management periodically reviews the notes receivable for collectability based on historical experience, continued review of creditworthiness, and other relevant factors. Based on these factors, management considers all notes receivable to be fully collectible at December 31, 2016. Therefore, no allowance for doubtful notes receivable has been reflected in the Consolidated Financial Statements. Interest income on the notes receivable is recognized as it is earned in accordance with the applicable loan agreement and is included as a component of other income (expense) in the Consolidated Statements of Income and Comprehensive Income.

Tenant and Capital Reserves

The terms of one of the Company’s operating leases requires the establishment of a tenant and capital reserve. Under the tenant reserve requirement, amounts are deposited into an escrow account, to be used to fund certain costs to maintain the rental property. The balance of the tenant reserve was $480 and $437 at December 31, 2016 and 2015, respectively.

Under the capital reserve lease requirement, the tenant is required to pay additional amounts to fund capital improvements, replacements, and repairs made to the property. The balance of the capital reserve was $287 and $238 at December 31, 2016 and 2015, respectively. The company has no obligation to fund capital improvements beyond these reserve balances.

Debt Issuance Costs

In April 2015, the Financial Accounting Standards Boards (FASB) issued Accounting Standards Update (ASU) 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the liability, consistent with debt discounts. The Company adopted the guidance in ASU 2015-03 during the year ended December 31, 2016, on a retrospective basis.

As a result of the implementation of ASU 2015-03, on a retrospective basis, the Company reclassified debt issuance costs on the Consolidated Balance Sheet for the year ended December 31, 2015 as follows:

(in thousands)	2015
Assets
Debt issuance costs, net	$(3,537)
Liabilities
Mortgage and notes payable	640
Unsecured term notes	2,897

Debt issuance costs – Unsecured revolver – Debt issuance costs incurred in connection with the Company’s unsecured revolver have been deferred and are being amortized over the term of the loan commitment using the straight-line method, which approximates the effective interest method. In accordance with ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line of Credit Arrangements, the Company has recorded debt issuance costs associated with the unsecured revolver as an asset on the Consolidated Balance Sheets. At December 31, 2016 and 2015, the Company had $2,386 and $2,366 of debt issuance costs, net of accumulated amortization of $1,940 and $1,476, respectively.

Debt issuance costs – Mortgage and notes payable – Debt issuance costs incurred in connection with the Company’s mortgages and notes payable have been deferred and are being amortized over the term of the respective loan commitment using the straight-line method, which approximates the effective interest method and are recorded in Mortgage and notes payable on the Consolidated Balance Sheets. At December 31, 2016 and 2015, the Company had $1,291 and $1,145 of debt issuance costs, net of accumulated amortization of $453 and $505, respectively.

Debt issuance costs – Unsecured term notes – Debt issuance costs incurred in connection with the Company’s unsecured term notes have been deferred and are being amortized over the term of the respective loan commitment using the straight-line method, which approximates the effective interest method and are recorded in Unsecured term notes on the Consolidated Balance Sheets. At December 31, 2016 and 2015, the Company had $3,641 and $4,083 of debt issuance costs, net of accumulated amortization of $1,532 and $1,186, respectively.

Leasing Fees

Leasing fees represent costs incurred to lease properties to tenants and are being amortized using the straight-line method over the term of the lease to which they relate, which range from 10 to 29 years.

Derivative Instruments

The Company uses interest rate swap agreements to manage risks related to interest rate movements. The interest rate swap agreements, designated and qualifying as cash flow hedges, are reported at fair value. The gain or loss on the effective portion of the hedge initially is included as a component of other comprehensive income or loss and is subsequently reclassified into earnings when interest payments on the related debt is incurred and as the swap net settlements occur. If and when there is ineffectiveness realized on a swap agreement, the Company recognizes the ineffectiveness as a component of interest expense in the period incurred. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. The Company’s interest rate risk management strategy is intended to stabilize cash flow requirements by maintaining interest rate swap agreements to convert certain variable-rate debt to a fixed rate.

Non-controlling Interests

Non-controlling interests represents the membership interests held in the Operating Company of 8.6%, 10.4% and 7.1% at December 31, 2016, 2015 and 2014, respectively, which are accounted for as a separate component of equity.

The Company periodically adjusts the carrying value of non-controlling interests to reflect its share of the book value of the Operating Company. Such adjustments are recorded to additional paid-in capital as a reallocation of non-controlling interests in the accompanying Consolidated Statements of Stockholders’ Equity.

Subscriptions Receivable

The subscriptions receivable is related to shares issued to the Company’s shareholders for which the proceeds have not yet been received solely due to the fact of timing of transfers from the escrow agent holding the funds. The receivables have been fully collected during the following month after the balance sheet date of the Consolidated Financial Statements.

Segment Reporting

The Company currently operates in a single reportable segment, which includes the acquisition, leasing, and ownership of net leased properties. The Company’s chief operating decision maker, the Company’s executive committee, assesses, measures and reviews the operating and financial results at the consolidated level for the entire portfolio and, therefore, each property or property type is not considered an individual operating segment. The Company does not evaluate the results of operations based on geography, size, or type.

Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices that are available in active markets for identical assets or liabilities. The types of financial instruments included in Level 1 are marketable, available-for-sale equity securities that are traded in an active exchange market.

Level 2 – Pricing inputs other than quoted prices in active markets, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Instruments included in this category are derivative contracts whose value is determined using a pricing model with inputs (such as yield curves and credit spreads) that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The balances of financial instruments measured at fair value on a recurring basis as of December 31, 2016 and 2015 are as follows (see Note 11):

	December 31, 2016
(in thousands)	Total	Level 1	Level 2	Level 3
Interest rate swaps, assets	$9,598	$—	$9,598	$—
Interest rate swap, liabilities	(10,217)	—	(10,217)	—

	$(619)	$—	$(619)	$—

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Interest rate swaps, assets	$387	$—	$387	$—
Interest rate swap, liabilities	(14,777)	—	(14,777)	—

	$(14,390)	$—	$(14,390)	$—

Interest rate swaps are derivative instruments that have no quoted readily available Level 1 inputs, and therefore are measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy, using an income approach. Specifically, the fair value of the interest rate swaps are determined using a discounted cash flow analysis on the expected future cash flows of each instrument. This analysis utilizes observable market data including forward yields curves and implied volatilities to determine the market’s expectation of the future cash flows of the variable component. The fixed and variable components of the interest rate swaps are then discounted using calculated discount factors developed based on the London Interbank Offered Rate (LIBOR) swap rate and are aggregated to arrive at a single valuation for the period. The Company also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Although the Company has determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its interest rate swaps utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2016 and 2015, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation. As a result, the Company has determined that its interest rate swap valuations on their entirety are appropriately classified within Level 2 of the fair value hierarchy.

The Company has estimated that the carrying amount reported on the Consolidated Balance Sheets for cash and cash equivalents, restricted cash, tenant and other receivables, notes receivable, and accounts payable and other liabilities approximates their fair values due to their short term nature.

The fair value of the Company’s debt was estimated using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current LIBOR, US treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to the approximate current lending rates for loans or groups of loans with similar maturities and assumes that the debt is outstanding through maturity. Market information, as available, or present value techniques were utilized to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist on specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation. The fair value of the Company’s mortgage and notes payable, unsecured term notes, and unsecured revolver are estimated to be $873,026 and $667,046 at December 31, 2016 and 2015, as compared to the carrying amount of such debt of $869,524 and $665,102 on the Consolidated Balance Sheets at December 31, 2016 and 2015, respectively.

The Company did not have any assets measured at fair value on a nonrecurring basis as of December 31, 2016 and 2015. As disclosed under the Real Estate Impairment Charges section of Note 2, the Company’s non-recurring fair value measurements for the year ended December 31, 2014 consisted of the fair value of impaired real estate assets that were determined using Level 3 inputs.

Income Taxes

The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the Code), commencing with its taxable year ended December 31, 2008. The Company believes it is organized and operates in such a manner as to qualify for treatment as a REIT and intends to operate in the foreseeable future in such a manner so that it will remain qualified as a REIT for federal income tax purposes. Accordingly, the Company is not subject to federal corporate income tax to the extent its dividends paid equals or exceeds its adjusted taxable income, as defined in the Code.

The Company is subject to state and local income or franchise taxes in certain states in which some of its properties are located and records these taxes as state and franchise tax expense in the accompanying Consolidated Statements of Income and Comprehensive Income when due.

The Company is required to file income tax returns with federal and various state taxing authorities. As of December 31, 2016, the Company’s federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2013 through 2016 tax years.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

The Company has determined that it has no uncertain tax positions as of December 31, 2016 and 2015 or for the years ended December 31, 2016, 2015, and 2014, which include the tax status of the Company.

Interest and penalties related to income taxes are charged to tax expense during the year in which they are incurred.

Taxes Collected From Tenants and Remitted to Governmental Authorities

Substantially all of the Company’s leases are triple-net, which provide that the lessees are responsible for the payment of all property operating expenses, including property taxes, maintenance and insurance. The Company records such expenses on a net basis. For the years ended December 31, 2016, 2015 and 2014, the Company’s tenants, pursuant to their lease obligations, have made direct payment for property taxes to the taxing authorities of approximately $16,200, $12,000, and $8,600, respectively.

In some situations, the Company may collect property taxes from its tenants and remit those taxes to governmental authorities. Taxes collected from tenants and remitted to governmental authorities are presented on a gross basis, where revenue of $2,004, $1,994 and $1,071 is included in operating expense reimbursed from tenants and expense of $1,933, $1,987, and $1,175 is included in property operating expenses in the accompanying Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2016, 2015 and 2014, respectively.

Recently Adopted Accounting Standards

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, which requires that the acquirer in a business combination to recognize in the period any adjustments to provisional amounts that are identified during the measurement period rather than retrospectively accounting for those adjustments. The Company adopted ASU 2015-16 effective January 1, 2016. The adoption of this pronouncement did not have any effect on the Company’s Consolidated Financial Statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which makes certain changes to both the variable interest model and the voting model, including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU 2015-02 is effective for annual periods beginning after December 15, 2015. The Company has adopted the guidance effective January 1, 2016 (see Principals of Consolidation elsewhere within Note 2).

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern, which requires a company’s management to assess the entity’s ability to continue as a going concern for a period of one year after the date the financial statements are issued (or available to be issued) and provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. The Company adopted the guidance effective January 1, 2016. The adoption of this pronouncement did not have any effect on the Company’s Consolidated Financial Statements.

Other Recently Issued Accounting Standards

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to exclude acquisitions where substantially all of the fair value of the assets acquired are concentrated in a single identifiable asset or group of similar identifiable assets. Once adopted, the Company expects that most of its acquisitions will be considered asset acquisitions. While there are various differences between accounting for an asset acquisition and a business combination, the Company expects that the largest impact will be the capitalization of acquisition expenses for asset acquisitions which are expensed for business combinations. ASU 2017-01 is effective, on a prospective basis, for interim and annual periods beginning after January 1, 2019, with early adoption permitted.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash. ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or cash equivalents. Therefore, amounts generally described as restricted cash and equivalents should be included with cash and cash equivalents when reconciling the beginning and end of period total amounts on the statement of cash flows. Currently, there is no specific guidance to address how to classify or present these changes. ASU 2016-18 is effective, on a retrospective basis, for interim and annual periods beginning after December 15, 2017; with early adoption permitted. The Company is currently assessing the impact that adoption of this guidance will have on its Consolidated Financial Statements and footnote disclosures.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides classification guidance for eight specific topics including debt extinguishment costs, contingent consideration payments made after a business combination, and distributions received from equity method investees. ASU 2016-18 is effective, on a prospective basis, for interim and annual periods beginning after December 15, 2017; with early adoption permitted. The Company is currently assessing the impact that adoption of this guidance will have on its Consolidated Financial Statements and footnote disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize a right-of-use asset and a corresponding lease liability, initially measured at the present value of lease payments, for both operating and financing leases. For leases with a term of 12 months or less, lessees will be permitted to make an accounting policy election by class of underlying asset to not recognize lease liabilities and lease assets. Under the new pronouncement, lessor accounting will be largely unchanged from existing GAAP. In adopting the new guidance, companies are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The amendments are effective January 1, 2019, with early adoption permitted. The Company does not have any material leases where we are the lessee and therefore, while the Company anticipates additional disclosure, it does not expect the adoption of this pronouncement to have a material effect on its Consolidated Financial Statements. The Company will, however, continue to evaluate this assessment until the guidance becomes effective.

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In adopting ASU 2014-09, companies may use either a full retrospective or a modified retrospective approach. Additionally, this guidance requires improved disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09, Revenue from Contracts with Customers, for all entities by one year. With the deferral, ASU 2014-09 is effective January 1, 2018, with early application permitted beginning January 1, 2017. While the Company anticipates additional disclosure, it does not expect the adoption of this pronouncement to have a material effect on the amount or timing of revenue recognized in its Consolidated Financial Statements. The Company expects to adopt the guidance using the modified retrospective approach on January 1, 2018. The Company will, however, continue to evaluate the impact of this guidance until it becomes effective.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation. Specifically, in accordance with the Securities and Exchange Commission (SEC) Rule 5-02.30 of Regulation S-X, the Company has determined that its subscriptions receivables should be recorded as a deduction from stockholders’ equity in the accompanying Consolidated Balance Sheets. Accordingly, the Company has reclassified prior year subscriptions receivables amounts and activity to conform with the SEC reporting requirements. Also, we have separately presented certain amounts within our Consolidated Balance sheets and Consolidated Statements of Cash Flows to conform to the current year presentation.

3. Related-Party Transactions

Property Management Agreement

The Corporation and the Operating Company have entered into a property management agreement (the Property Management Agreement) with BRE, a related party in which certain directors of the Corporation have either a direct or indirect ownership interest. Under the terms of the Property Management Agreement, BRE manages and coordinates certain aspects of the leasing of the Corporation’s rental property.

In exchange for services provided under the Property Management Agreement, BRE is compensated as follows:

(a)	3% of gross rentals collected each month from the rental property for property management services (other than one property which has a separate agreement for 5% of gross rentals); and

(b)	Re-leasing fees for existing rental property equal to one month rent for a new lease with an existing tenant and two months’ rent for a new lease with a new tenant.

In June 2015, the Property Management Agreement was amended to exclude the fees related to the coordination of acquisitions and sales of the Corporation’s rental property. These fees, as detailed below, and related activities were amended to be included within the Asset Management Agreement.

(a)	1% of the gross purchase price paid for each rental property acquired (other than acquisitions described in (b) below), including any property contributed in exchange for membership interests in the Operating Company;

(b)	2% of the gross purchase price paid for each rental property acquired in the event that the acquisition of a rental property requires a new lease (as opposed to the assumption of an existing lease), such as a sale/leaseback transaction; and

(c)	1% of the gross sale price received for each rental property disposition.

In addition, BRE may also provide, but is not obligated to provide, short-term financing to, or guarantees for, the Operating Company. In exchange for these services, BRE is entitled to receive an interest rate of up to the prime rate plus 1.00% in exchange for any advances to the Operating Company, and 0.05% for guaranteeing recourse carve-outs on financing arrangements. No such advances or guarantees were made during the years ended December 31, 2016, 2015 and 2014.

The initial term of the Property Management Agreement is effective through December 31, 2017, after which it automatically renews for successive one-year periods, unless either party provides written notice of termination in accordance with the Property Management Agreement. The Corporation’s Independent Directors Committee (IDC) has approved the renewal of the agreement through December 31, 2018. If the Corporation terminates the agreement prior to any renewal term or the Corporation’s IDC terminates the agreement within 30 days following a change in control of BRE as defined, the Corporation will be subject to a termination fee equal to three times the Management Fees, as defined in the Property Management Agreement, to which BRE was entitled during the 12-month period immediately preceding the date of such termination. Although not terminable as of December 31, 2016, if the Property Management Agreement had been terminated at December 31, 2016 subject to the conditions noted above, the termination fee would have been $11,818.

Asset Management Agreement

The Corporation and the Operating Company have entered into an asset management agreement (the Asset Management Agreement) with Broadstone Asset Management, LLC (BAM), a single member LLC with BRE as the single member, and therefore a related party in which certain directors of the Company have an indirect ownership interest. Under the terms of the Asset Management Agreement, BAM is responsible for, among other things, the Corporation’s acquisition, initial leasing, and disposition strategies, financing activities, and providing support to the Corporation’s IDC for its valuation functions and other duties. BAM also designates two individuals to serve on the Board of Directors of the Corporation.

Under the terms of the Asset Management Agreement, BAM receives an annual asset management fee equal to 1% of the aggregate value of common stock, based on the per share value as determined by the Corporation’s IDC each quarter, on a fully diluted basis as if all interests in the Operating Company had been converted into shares of common stock. Through December 31, 2017, compensation to BAM for any quarter will be deferred in whole or in part at any time during a rolling 12-month period when cumulative distributions are below $3.50 per share. Any deferred compensation under the Asset Management Agreement will accrue interest at the rate of 7% per annum until paid and will be paid from available funds after cumulative 12-month distributions equal $3.50. No compensation to BAM was deferred during the years ended December 31, 2016, 2015 and 2014. In addition, the Company pays BAM, or its designee, 0.5% of the proceeds from future equity closings as reimbursement for offering, marketing, and brokerage expenses. BAM has the responsibility to cover offering, marketing, and brokerage expenses associated with investor related matters of the Corporation and Operating Company.

In June 2015, the Asset Management Agreement was amended to include the following fees paid to BAM for services provided under the Agreement:

(a)	1% of the gross purchase price paid for each rental property acquired (other than acquisitions described in (b) below), including any property contributed in exchange for membership interests in the Operating Company;

(b)	2% of the gross purchase price paid for each rental property acquired in the event that the acquisition of a rental property requires a new lease (as opposed to the assumption of an existing lease), such as a sale/leaseback transaction; and

(c)	1% of the gross sale price received for each rental property disposition.

The initial term of the Asset Management Agreement is effective through December 31, 2017, after which it automatically renews for successive one year periods, unless either party provides written notice of termination in accordance with the Asset Management Agreement. The Corporation’s Independent Director Committee (IDC) has approved the renewal of the agreement through December 31, 2018. If the Company terminates the agreement prior to any renewal term or the Corporation’s IDC terminates the agreement within thirty days following a change in control of BAM as defined, the Corporation will be subject to a termination fee equal to three times the Asset Management Fees, as defined, to which BAM was entitled during the 12-month period immediately preceding the date of such termination. Although not terminable as of December 31, 2016, if the Asset Management Agreement had been terminated at December 31, 2016 subject to the conditions noted above, the termination fee would have been $32,864.

Management fee expenses relating to both the Property Management Agreement and the Asset Management Agreement totaled $14,894, $9,739 and $6,344 for the years ended December 31, 2016, 2015 and 2014, respectively. Included in management expenses are $364 and $281 of unpaid fees recorded in due to related parties on the Consolidated Balance Sheets at December 31, 2016 and 2015, respectively. Fees paid to related parties under the agreements also include acquisition fees of $5,203, $5,501 and $2,465 for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in acquisition expenses. Leasing fees paid to related parties totaled $2,932, $4,411 and $1,765 for the years ended December 31, 2016, 2015 and 2014, respectively, and are included as intangible assets and amortized over the terms of the leases to which they relate (see Note 5). Sales fees paid to related parties totaled $133, $179 and $302 for the years ended December 31, 2016, 2015 and 2014 and are included as a reduction of gain on sale of real estate. Fees paid to related parties under the Asset Management Agreement also include a marketing fee of $1,310, $1,796 and $463 for the years ended December 31, 2016, 2015 and 2014, respectively, and are included as a reduction of additional paid-in capital. All fees related to the Property Management Agreement and the Asset Management Agreement are paid for in cash within our normal payment cycle for vendors.

Total management fees incurred for the years ended December 31, 2016, 2015 and 2014 are as follows:

(in thousands)
Type of Fee	Financial Statement Presentation	2016	2015	2014
Asset management fee	Asset management fees	$10,955	$7,042	$4,441
Property management fee	Property management fees	3,939	2,697	1,903

Total management fee expense		14,894	9,739	6,344

Marketing fee	Additional paid-in capital	1,310	1,796	463
Acquisition fee	Acquisition expenses	5,203	5,501	2,465
Leasing fee	Leasing fees, net	2,932	4,411	1,765
Sales fee	Gain (loss) on sale of real estate	133	179	302

Total management fees		$24,472	$21,626	$11,339

Investment in Related Party

On June 30, 2015, the Company issued 139 shares with a value of $10,000 to BRE in exchange for 100 non-voting convertible preferred units, which represented a 6.4% ownership interest in BRE at the time of the transaction. The Company has the right to convert the preferred units to non-voting common units between January 1, 2018 and December 31, 2019. At December 31, 2016 and 2015, the carrying amount of the investment was $10,000. There is no market for the preferred units of BRE and, accordingly, no quoted market price is available. The preferred units provide a stated preferred return of 7.0% with 0.25% increases every June 30th. Preferred distributions related to the investment in BRE amounted to $713 and $350 for the years ended December 31, 2016 and 2015, respectively.

Legal Services

The Company retains the legal services of Tones Vaisey, PLLC (TV), a related party. One minority owner/partner of TV is an immediate family member to the management of the Company and an indirect minority owner of BRE. Beginning January 2017, the family member is no longer an owner/partner of TV and therefore, prospectively, will no longer be deemed a related party. Legal services obtained are mainly for acquisition and disposition of real estate related matters, as well as general counsel regarding property management and financing. The Company’s IDC has reviewed the billings and other aspects of the relationship between TV and the Company. The Company utilizes the services of other outside legal counsel as well. Legal fees incurred from TV amounted to $3,075, $3,181 and $1,942 for the years ended December 31, 2016, 2015 and 2014, respectively. Included in these expenses are $350, $566 and $570 of unpaid fees recorded in accounts payable and other liabilities at December 31, 2016, 2015 and 2014, respectively. These fees are paid for in cash within our normal payment cycle for vendor payments.

The following table details the type of legal fees incurred from the related party for the years ended December 31:

(in thousands)
Type of Fee	Financial Statement Presentation	2016	2015	2014
Legal services – general	General and administrative	$324	$577	$294
Organization costs	General and administrative	22	27	16

		346	604	310

Finance related costs	Debt issuance costs(a)	122	31	82
Acquisition related fees	Acquisition expenses	2,520	2,383	1,412
Legal services – tenant related	Property and operating	40	121	—
Property disposition related fees	Gain (loss) on sale of real estate	47	42	138

Total related party legal expenses		$3,075	$3,181	$1,942

(a)	Amounts are recorded within Debt issuance costs – unsecured revolver, net, Mortgage and notes payable, net, and Unsecured term notes, net on the accompanying Consolidated Balance Sheets.

4. Acquisitions

The Company closed on the following acquisitions during the year ended December 31, 2016:

(in thousands, except number of properties)
Date	Tenant Type	Number of Properties	Real Estate Acquisition Price
January 25, 2016	Retail	3	$13,376
February 1, 2016	Retail	1	27,000
March 24, 2016	Industrial	1	15,650
April 7, 2016	Healthcare	2	17,115
April 25, 2016	Office	2	54,600
May 9, 2016	Retail	5	42,390
May 12, 2016	Office	1	4,500
May 20, 2016	Retail	19	36,843
May 25, 2016	Healthcare	(a)	5,624
June 30, 2016	Retail	7	28,477
July 15, 2016	Healthcare	2	26,700
August 12, 2016	Other	3	12,399
September 14, 2016	Office	1	14,000
September 26, 2016	Retail	24	82,338
October 3, 2016	Retail	6	6,872
November 10, 2016	Office	1	10,550
November 21, 2016	Retail	2	7,597
November 29, 2016	Office	4	15,177
December 19, 2016	Industrial	1	23,050
December 23, 2016	Office	1	43,517
December 30, 2016	Office	1	15,550
December 30, 2016	Industrial	1	15,487

		88	$518,812

(a)	Acquisition of capital expansion on existing property.

The Company closed on the following acquisitions during the year ended December 31, 2015:

(in thousands, except number of properties)
Date	Tenant Type	Number of Properties	Real Estate Acquisition Price
January 6, 2015	Healthcare	1	$4,400
January 9, 2015	Industrial	1	4,300
February 12, 2015	Office	2	8,796
March 9, 2015	Retail	1	3,563
March 12, 2015	Retail	5	14,542
March 24, 2015	Industrial	1	11,354
March 26, 2015	Industrial	1	21,750
March 31, 2015	Industrial	2	9,751
April 2, 2015	Industrial	1	10,764
April 2, 2015	Retail, Industrial	3	6,090
May 15, 2015	Healthcare	5	17,125
June 19, 2015	Retail	10	19,663
June 19, 2015	Retail	1	2,259
June 24, 2015	Office	2	33,300
June 26, 2015	Retail	1	1,558
June 26, 2015	Industrial	5	41,169
June 29, 2015	Office	1	15,600
July 17, 2015	Land	(a)	702
September 15, 2015	Industrial	1	12,720
September 25, 2015	Retail	3	11,195
September 28, 2015	Industrial	2	10,193
September 30, 2015	Retail	1	4,030
October 5, 2015	Retail	36	83,032
October 23, 2015	Industrial	2	51,600
November 23, 2015	Healthcare	1	56,600
December 8, 2015	Retail	8	18,191
December 15, 2015	Industrial	1	1,500
December 17, 2015	Retail	15	62,468
December 30, 2015	Retail	3	11,913

		116	$550,128

(a)	Acquisition of land adjacent to existing property.

The Company closed on the following acquisitions during the year ended December 31, 2014:

(in thousands, except number of properties)
Date	Tenant Type	Number of Properties	Real Estate Acquisition Price
February 21, 2014	Retail	1	$3,858
March 28, 2014	Retail	16	27,715
March 28, 2014	Industrial	1	3,183
April 11, 2014	Retail	1	17,857
May 19, 2014	Retail	1	3,038
June 10, 2014	Industrial	1	23,500
June 20, 2014	Industrial	1	28,600
July 31, 2014	Healthcare	1	5,800
August 1, 2014	Office	1	5,925
October 31, 2014	Industrial	1	4,300
November 20, 2014	Office	1	6,800
December 12, 2014	Healthcare	1	8,000
December 30, 2014	Office, Industrial	3	22,030
December 31, 2014	Healthcare	3	19,190
December 31, 2014	Retail, Industrial	14	56,700

		47	$236,496

The Company allocated the purchase price of these properties to the fair value of the real estate assets acquired and liabilities assumed. The following table summarizes the purchase price allocation for acquisitions completed during the years ended December 31, 2016, 2015, and 2014, discussed above, excluding non-real estate liabilities assumed of $8,649 and $13,408 during the years ended December 31, 2016 and 2014, respectively.

(in thousands)	2016	2015	2014
Land	$70,938	$48,060	$64,482
Land improvements	38,526	40,715	22,125
Buildings and other improvements	358,058	391,528	135,325
Direct financing investments	544	9,595	3,100
Acquired in-place leases(a)	52,867	58,874	15,492
Acquired above-market leases(b)	19,420	15,108	4,233
Acquired below-market leases(c)	(21,541)	(13,752)	(8,261)

	$518,812	$550,128	$236,496

(a)	The weighted average amortization period for acquired in-place leases is 17 years, 18 years and 17 years for acquisitions completed during the years ended December 31, 2016, 2015 and 2014, respectively.
(b)	The weighted average amortization period for acquired above-market leases is 17 years, 18 years and 13 years for acquisitions completed during the years ended December 31, 2016, 2015, and 2014, respectively.
(c)	The weighted average amortization period for acquired below-market leases is 17 years, 18 years, and 17 years for acquisitions completed during the years ended December 31, 2016, 2015, and 2014, respectively.

The above acquisitions were funded using a combination of available cash on hand, proceeds from the Company’s unsecured revolving line of credit and issuance of membership units. In conjunction with these acquisitions, expenses of $10,880, $9,947 and $4,675 were incurred and included in acquisition expenses in the accompanying Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2016, 2015 and 2014, respectively.

The Company recorded revenues related to the properties acquired and accounted for as business combinations and net income, excluding the impact of one-time acquisition expenses, from the date of acquisition through December 31, 2016, 2015, and 2014 as follows:

(in thousands)	2016	2015	2014
Revenues	$17,088	$15,752	$6,491
Net income	$9,462	$8,569	$3,519

Subsequent to December 31, 2016, the Company closed on the following acquisitions (see Note 19):

(in thousands, except number of properties)
Date	Property Type	Number of Properties	Acquisition Price
January 18, 2017	Retail	1	$2,520
March 1, 2017	Retail	9	87,196

		10	$89,716

The Company has not completed the allocation of the acquisition date fair values for the properties acquired subsequent to December 31, 2016; however, it expects that the purchase price of these properties will primarily be allocated to land, land improvements, building and acquired lease intangibles.

Condensed Pro Forma Financial Information (Unaudited)

The results of operations, excluding the impact of one-time acquisition costs, of the acquisitions accounted for as business combinations, for which financial information was available, are included in the following unaudited condensed pro forma financial information as if these acquisitions had been completed as of the beginning of the comparable prior annual period prior to the acquisition date. The following unaudited condensed pro forma financial information is presented as if the 2017 acquisitions were completed as of January 1, 2016, the 2016 acquisitions were completed as of January 1, 2015, and the 2015 acquisitions were completed as of January 1, 2014. These pro forma results are for comparative purposes only and are not necessarily indicative of what the Company’s actual results of operations would have been had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

The unaudited condensed pro forma financial information are as follows for the years ended December 31:

(in thousands)	2016	2015	2014
Revenues	$174,727	$166,647	$124,222
Net income	$69,504	$69,780	$54,233

5. Sale of Real Estate

For the years ended December 31, 2016, 2015 and 2014, the Company did not have property dispositions that qualified as discontinued operations.

The Company disposed of nine, six and 22 rental properties with a carrying value of $32,665, $18,672 and $25,202 for a sales price of $39,500, $19,455 and $30,238 during the years ended December 31, 2016, 2015 and 2014, respectively. The Company incurred additional expenses related to the sales in the amount of $910, $1,496 and $1,397 resulting in a gain (loss) of $5,925, $(713) and $3,639 for the years ended December 31, 2016, 2015 and 2014, respectively. One of the 2016 sales included seller financing of $3,700 see Note 8.

6. Investment in Rental Property and Lease Arrangements

The Company generally leases its investment rental property to established tenants. As of December 31, 2016, the Company had 403 real estate properties which were leased under leases that have been classified as operating leases and 14 that have been classified as direct financing leases. Of the 14 leases classified as direct financing leases, five include land portions which are accounted for as operating leases. Substantially all leases have initial terms of 10 to 20 years and provide for minimum rentals. In addition, the leases generally provide for limited increases in rent as a result of fixed increases, increases in the consumer price index, and/or increases in the tenant’s sales volume. Generally, the tenant is also required to pay all property taxes and assessments, substantially maintain the interior and exterior of the building, and maintain property and liability insurance coverage. The leases also typically provide one or more multi-year renewal options subject to generally the same terms and conditions as the initial lease.

Investment in Rental Property – Accounted for Using the Operating Method

Rental property subject to non-cancelable operating leases with tenants are as follows as of December 31:

(in thousands)	2016	2015
Land	$288,276	$225,957
Land improvements	162,341	126,238
Buildings	1,283,322	953,521
Tenant improvements	8,665	—
Equipment	799	799

	1,743,403	1,306,515
Less accumulated depreciation	(105,703)	(70,171)

	$1,637,700	$1,236,344

Estimated minimum future rental receipts required under non-cancelable operating leases with tenants for the year ending December 31 are as follows:

(in thousands)
2017	$141,021
2018	143,571
2019	146,497
2020	148,734
2021	150,560
Thereafter	1,437,419

$2,167,802

Since lease renewal periods are exercisable at the option of the tenant, the above amounts only include future minimum lease payments due during the initial lease terms. In addition, such amounts exclude any potential variable rent increases that are based on the consumer price index or future contingent rents which may be received under the leases based on a percentage of the tenant’s gross sales.

Investment in Rental Property – Accounted for Using the Direct Financing Method

The Company’s net investment in direct financing leases is as follows as of December 31:

(in thousands)	2016	2015
Minimum lease payments to be received	$90,447	$93,766
Estimated unguaranteed residual values	22,335	22,173
Less unearned revenue	(65,511)	(69,128)

Net investment in direct financing leases	$47,271	$46,811

Minimum future rental receipts required under non-cancelable direct financing leases with tenants for the year ending December 31 are as follows:

(in thousands)
2017	$4,465
2018	4,561
2019	4,655
2020	4,780
2021	4,889
Thereafter	67,097

$90,447

The above rental receipts do not include future minimum lease payments for renewal periods, potential variable consumer price index rent increases or contingent rental payments that may become due in future periods.

7. Intangible Assets and Liabilities

The following is a summary of intangible assets and liabilities and related accumulated amortization at December 31:

(in thousands)	2016	2015
Lease intangibles:
Acquired above-market leases	$45,490	$26,136
Less accumulated amortization	(4,940)	(2,711)

Acquired above-market leases, net	40,550	23,425

Acquired in-place leases	141,676	91,134
Less accumulated amortization	(14,105)	(6,814)

Acquired in-place leases, net	127,571	84,320

Total intangible lease assets, net	$168,121	$107,745

Acquired below-market leases	$54,062	$33,362
Less accumulated amortization	(6,191)	(3,686)

Intangible lease liabilities, net	$47,871	$29,676

Leasing fees	$13,279	$10,483
Less accumulated amortization	(1,950)	(1,258)

Leasing fees, net	$11,329	$9,225

Amortization expense was $8,345, $4,349 and $1,899 for acquired in-place leases and leasing fees for the years ended December 31, 2016, 2015 and 2014, respectively. Amortization of acquired above-market and below-market leases, net, was an increase in rental income of $482, $569 and $278 for the years ended December 31, 2016, 2015 and 2014, respectively.

Estimated future amortization of intangible assets and liabilities for the year ended December 31 is as follows:

(in thousands)
2017	$11,206
2018	10,339
2019	9,553
2020	9,445
2021	9,393
Thereafter	81,643

$131,579

8. Notes Receivable

During 2016, the Company entered into two loan agreements in the amount of $3,700 and $2,827. The agreements call for interest only payments at 7.00% and 6.35% per annum through maturity in February and November 2019, respectively. Each of the loans are collateralized by the real estate assets held by the obligors. Interest income earned on the notes receivables amounted to $77 for the year ended December 31, 2016.

9. Unsecured Credit Agreements

Unsecured Credit Agreement with M&T and Regions

In October 2012, the Operating Company entered into a three year unsecured Credit Agreement (the Agreement) with Manufacturers & Traders Trust Co. (M&T Bank) and Regions Bank as Joint Lead Arrangers and three other participating banks. In June 2014, the unsecured Credit Agreement was amended and restated with M&T Bank and Regions Bank as Joint Lead Arrangers and four other participating banks. The amended and restated agreement extended the initial maturity date to June 27, 2017, expanded the borrowing capacity and amended the interest rate terms. The amended and restated Agreement was for a total of $215,000 with a $50,000 term note and a revolving credit facility under which the Operating Company could borrow up to $165,000. Borrowings under the amended and restated Agreement bear interest at variable rates based on LIBOR plus a margin ranging from 1.75% to 2.50% based on the Company’s overall leverage ratio. In March 2016, the Operating Company was assigned an investment grade credit rating of Baa3 which redefined the margin over LIBOR to 1.45%, effective April 1, 2016. Under the amended and restated Agreement, total aggregated borrowings cannot exceed 60.0% of the Borrowing Base value as defined by the Agreement. The Company is subject to various covenants and financial reporting requirements as defined by the amended and restated agreement. An annual fee on the unused portion of the revolving credit facility is due on a quarterly basis at a rate tied to the margin and the credit rating (the rate was 0.30% at December 31, 2016 and 0.25% at December 31, 2015 and 2014). The Company may extend the facility twice, for one year, subject to compliance with all covenants and the payment of 0.125% fee.

In December 2014, the Company exercised an accordion feature to the unsecured Credit Agreement. The accordion feature expanded the borrowing capacity to a total of $400,000 with an additional $50,000 term note ($100,000 total) and a revolving credit facility under which the Operating Company may borrow up to $300,000. All other terms to the unsecured Credit Agreement remained the same as described above in the June 2014 amendment and restatement.

At December 31, 2016 and 2015, the Company had $100,000 outstanding on term notes and $102,000 and $0 on the revolving credit facility, respectively. Based on bank covenants, $273,200 of the revolving credit facility’s

$300,000 capacity was available on December 31, 2016. At December 31, 2016, and 2015, the one-month LIBOR was 0.62% and 0.24%, respectively, and the three-month LIBOR was 0.93% and 0.42%, respectively. The Company believes it was in compliance with all financial covenants for all periods presented.

Unsecured Credit Agreement with Regions Bank

In May 2013, the Operating Company entered into a three year unsecured Credit Agreement with Regions Bank. The Agreement was set to expire May 24, 2016 and was for a total of $50,000. In October 2013, the unsecured credit agreement with Regions Bank was amended and restated with Regions Bank as Lead Arranger and four other participating banks. The amended and restated agreement, which had an initial maturity date of October 11, 2016, provides for three two-year extension options at the election of the Company. The agreement was for a total of $150,000. Borrowings under the Agreement and the amended and restated agreement bear interest at variable rates based on LIBOR plus a margin ranging from 1.75% to 2.50% based on the Company’s overall leverage ratio. Although borrowings under the Agreement and the amended and restated agreement are unsecured, they are supported by certain of the Company’s unsecured properties and assets, defined as the Borrowing Base. Total aggregate borrowings under the term note cannot exceed 60.0% of the Borrowing Base value as defined by the agreement. The Company may extend the facility twice, for two years, subject to compliance with all covenants and the payment of 0.25% fee. In January 2014, the Operating Company expanded the total borrowings under the amended and restated unsecured credit agreement by $35,000 through the addition of a lender to the syndicated loan group. The additional borrowings are subject to the same terms and conditions as described above in the October 2013 amendment and restatement. During 2016, the Company utilized an extension option, extending the maturity date to October 11, 2018.

At December 31, 2016 and 2015, borrowings under the unsecured Credit Agreement with Regions Bank amounted to $185,000. At December 31, 2016 and 2015, the one-month LIBOR was 0.62% and 0.24%, respectively. The Company believes it was in compliance with all financial covenants for all periods presented.

Unsecured Term Loan Agreement with SunTrust Bank

In November 2015, the Company entered into a three year unsecured Term Loan Agreement with SunTrust Bank as Administrative Agent, SunTrust Bank, JP Morgan Chase and M&T Bank as Joint Lead Arrangers, and five other participating banks. The Agreement has an initial maturity date of February 2019 and provides for two one-year extension options, at the election of the Company, subject to compliance with all covenants and the payment of a 0.10% fee. The Agreement is for a total of $375,000 which is made up of an original funding amounting to $200,000 and a delayed draw feature up to $175,000. Borrowings under the Agreement bear interest at variable rates based on the one-month LIBOR plus a margin ranging from 1.65% to 2.15%. In March 2016, the Operating Company was assigned an investment grade credit rating of Baa3 which redefined the margin over LIBOR to 1.40%, effective April 1, 2016. Although borrowings under the agreement are unsecured, they are supported by certain of the Company’s unsecured properties and assets, defined as the Borrowing Base. Total aggregate borrowings cannot exceed 60.0% of the Borrowing Base value as defined by the agreement. An annual fee of 0.25% of the unused portion of the delayed draw feature is due on a quarterly basis.

At December 31, 2016 and 2015, borrowings under the unsecured Term Loan Agreement with SunTrust Bank amounted to $375,000 and $280,000 respectively. At December 31, 2016 and 2015, the one-month LIBOR was 0.62% and 0.24%, respectively. The Company believes it was in compliance with all financial covenants for all periods presented.

As of December 31, 2016 and 2015, the weighted average interest rate on all outstanding borrowings is 2.14% and 1.83%, respectively.

Total outstanding balances at December 31, 2016 and 2015 under the three unsecured agreements are summarized as follows:

	Outstanding Balances
(in thousands)	2016	2015
M&T and Regions Led
Term note	$100,000	$100,000
Revolver	102,000	—

Total M&T and Regions Led	202,000	100,000
Regions Led
Term note	185,000	185,000
SunTrust Led
Term note	375,000	280,000

Total	762,000	565,000
Debt issuance costs, net(a)	(2,109)	(2,897)

	$759,891	$562,103

(a)	Amounts presented include debt issuance costs, net related to the Unsecured term notes only.

For the years ended December 31, 2016, 2015 and 2014, $1,817, $1,321 and $1,335, respectively, of debt issuance costs were amortized and recorded as interest expense in the accompanying Consolidated Statements of Income and Comprehensive Income.

In 2016, the Company paid $482 in costs associated with the extension of the unsecured Credit Agreement with Regions Bank which have been recorded as debt issuance costs and are being amortized to interest expense over the term of the agreement.

In 2015, the Company paid $2,390 in loan origination costs associated with the new Unsecured Term Loan Agreement with SunTrust Bank which have been recorded as debt issuance costs and are being amortized to interest expense over the term of the agreement.

10. Mortgages and Notes Payable

Mortgages and notes payable consist of the following as of December 31:

(in thousands, except interest rates)
Description		Origination Date (Month/Year)	Maturity Date (Month/Year)	Interest Rate	2016	2015
(1)	M&T Bank	Dec-10	Apr-20	1 month LIBOR+1.90%	$21,335	$21,690	(b) (f) (g)
(2)	Sun Life	Mar-12	Oct 21	5.13%	12,036	12,384	(b) (i)
(3)	Aegon	Apr-12	Oct 23	6.38%	9,804	10,407	(b) (j)
(4)	Legg Mason Mortgage Capital Corporation	Aug-10	Aug-22	7.06%	6,538	7,304	(b) (e)
(5)	Wells Fargo Bank, N.A.	Feb-11	Mar-17	5.42%	—	5,314	(b)
(6)	Columbian Mutual Life Insurance Company	Aug-10	Sep-25	7.00%	1,538	1,574	(b) (c) (d)
(7)	Symetra Financial	Mar-11	Apr-31	6.34%	1,036	1,063	(a) (b)
(8)	Standard Insurance Co.	Apr-09	May-30	6.63%	—	784	(b) (c) (h)
(9)	Standard Insurance Co.	Apr-09	May-30	6.63%	—	762	(b) (c) (h)
(10)	Note holders	Dec-08	Dec-23	6.25%	750	750	(d)
(11)	Standard Insurance Co.	Jul-10	Aug-30	6.75%	597	613	(b) (c) (d) (h)
(12)	Siemens Financial Services, Inc.	Sep-10	Sep-20	5.47%	6,010	6,189	(a) (b)
(13)	Standard Insurance Co.	Apr-09	May-34	6.88%	1,870	1,924	(b) (c) (h)
(14)	Wells Fargo Bank, N.A.	May-07	Jun-17	6.69%	1,694	1,750	(a) (b)
(15)	Standard Insurance Co.	Dec-09	Jan-31	6.75%	—	1,421	(b) (c) (d) (h)
(16)	Standard Insurance Co.	May-09	Jun-34	6.88%	1,342	1,381	(b) (c) (h)
(17)	Standard Insurance Co.	Mar-10	Apr-31	7.00%	1,058	1,086	(b) (c) (d) (h) (m)
(18)	Standard Insurance Co.	Mar-10	Apr-31	7.00%	844	866	(b) (c) (d) (h) (m)
(19)	Columbus Life Insurance	Feb-13	Jan-26	4.65%	9,400	9,766	(b) (k)
(20)	Athene Annuity & Life Co.	Feb-12	Feb-17	3.76%	12,701	13,074	(b) (l) (m)
(21)	PNC Bank	Oct-16	Nov-26	3.62%	18,971	—	(b)(c)

					107,524	100,102
	Debt issuance costs, net				(838)	(640)

					$106,686	$99,462

(a)	Non-recourse debt has the indemnification/guaranty of the Corporation and/or Operating Company pertaining to fraud, environmental claims, insolvency and other matters.
(b)	Debt secured by related rental property and lease rents.
(c)	Debt secured by guaranty of the Operating Company.
(d)	Debt secured by guaranty of the Corporation.
(e)	Debt is guaranteed by a third party.
(f)	The Company entered into an interest rate swap agreement in connection with this mortgage note or note payable, as further described in Note 11.
(g)	M&T’s participation in the New York State Energy Research and Development Authority program results in a blended interest rate of one-month LIBOR plus 1.64% for the term of this mortgage note payable.
(h)	The interest rate represents the initial interest rate on the respective notes. The interest rate will be adjusted at Standard Insurance’s discretion at certain times throughout the term of the note, ranging from 59 to 239 months, and the monthly installments will be adjusted accordingly. At the time Standard Insurance may adjust the interest rate for notes payable, the Company has the right to prepay the note without penalty.
(i)	Mortgage was assumed in March, 2012 as part of an Umbrella Partnership Real Estate Investment Trust (UPREIT) transaction. The debt was marked to market at the time of the assumption

(j)	Mortgage was assumed in April, 2012 as part of the acquisition of the related property. The debt was marked to market at the time of the assumption.
(k)	Mortgage was assumed in December, 2013 as part of the acquisition of the related property. The debt was marked to market at the time of the assumption.
(l)	Mortgage was assumed in June, 2014 as part of the acquisition of the related property. The debt was marked to market at the time of the assumption.
(m)	Subsequent to December 31, 2016, the notes payable were paid in full. See Note 19.

At December 31, 2016, investment in rental property of $164,509 is pledged as collateral against the Company’s mortgages and notes payable.

The Company extinguished four, two and four mortgages totaling $8,199, $3,883 and $6,530 during the years ended December 31, 2016, 2015 and 2014, respectively. For the year ended December 31, 2015, there was a gain on the extinguishment of the mortgages amounting to $1,213. For the years ended December 31, 2016 and 2014, the cost of extinguishment for the mortgages was $133 and $422, respectively.

During 2016, the Company paid $382 in mortgage origination costs associated with the PNC Bank mortgage which have been recorded as debt issuance costs and are being amortized to interest expense over the term of the mortgage.

Certain mortgage and note payable agreements provide for prepayment fees and can be terminated under certain events of default as defined under the related agreements. Estimated future principal payments to be made under the above mortgage and note payable agreements, and the unsecured credit agreements (see Note 9) for the year ended December 31 are as follows:

2017	$219,825
2018	188,689
2019	378,949
2020	28,993
2021	13,706
Thereafter	39,362

$869,524

11. Interest Rate Swaps

Interest rate swaps were entered into with certain financial institutions in order to mitigate the impact of interest rate variability over the term of the related agreements. The interest rate swaps are considered cash flow hedges. In order to reduce counterparty concentration risk, the Company has a diversification policy for institutions that serve as swap counterparties. Under these agreements, the Company receives monthly payments from the counterparties on these interest rate swaps equal to the related variable interest rates multiplied by the outstanding notional amounts. Certain interest rate swaps amortize on a monthly basis. In turn, the Company pays the counterparties each month an amount equal to a fixed rate multiplied by the related outstanding notional amounts. The intended net impact of these transactions is that the Company pays a fixed interest rate on its variable rate borrowings.

The following is a summary of the Company’s outstanding interest-rate swap agreements as of December 31, 2016:

(in thousands, except interest rates)
Counterparty	Maturity Date	Fixed Rate	Variable Rate Index	Notional Amount	Fair Value
Bank of America, N.A.	November 2023	2.80%	1 month LIBOR	$25,000	$(1,338)
Bank of Montreal	July 2024	1.16%	1 month LIBOR	40,000	2,485
Bank of Montreal	January 2025	1.91%	1 month LIBOR	25,000	299
Bank of Montreal	July 2025	2.32%	1 month LIBOR	25,000	(433)
Bank of Montreal	January 2026	1.92%	1 month LIBOR	25,000	437
Bank of Montreal	January 2026	2.05%	1 month LIBOR	40,000	275
Bank of Montreal	December 2026	2.33%	1 month LIBOR	10,000	(132)
Capital One, N.A.	December 2021	1.05%	1 month LIBOR	15,000	552
Capital One, N.A.	December 2024	1.58%	1 month LIBOR	15,000	565
Capital One, N.A.	January 2026	2.08%	1 month LIBOR	35,000	216
Capital One, N.A.	July 2026	1.32%	1 month LIBOR	35,000	2,667
M&T Bank	September 2017	1.09%	1 month LIBOR	25,000	(37)
M&T Bank	April 2020	4.91%	1 month LIBOR	21,335	(2,266)
M&T Bank	September 2022	2.83%	1 month LIBOR	25,000	(993)
M&T Bank	November 2023	2.65%	1 month LIBOR	25,000	(1,102)
Regions Banks	March 2017	0.695%	1 month LIBOR	50,000	6
Regions Bank	March 2018	1.77%	1 month LIBOR	25,000	(179)
Regions Bank	March 2019	1.913%	3 month LIBOR	25,000	(239)
Regions Bank	May 2020	2.12%	1 month LIBOR	50,000	(940)
Regions Bank	March 2022	2.43%	3 month LIBOR	25,000	(594)
Regions Bank	December 2023	1.18%	1 month LIBOR	25,000	1,392
SunTrust Bank	April 2024	1.99%	1 month LIBOR	25,000	47
SunTrust Bank	April 2025	2.20%	1 month LIBOR	25,000	(219)
SunTrust Bank	July 2025	1.99%	1 month LIBOR	25,000	228
SunTrust Bank	January 2026	1.93%	1 month LIBOR	25,000	429
Wells Fargo Bank, N.A.	February 2021	2.39%	1 month LIBOR	35,000	(1,013)
Wells Fargo Bank, N.A.	October 2024	2.72%	1 month LIBOR	15,000	(732)

The fair value and the change in the fair value of the interest rates are reported on the Consolidated Balance Sheets and Consolidated Statements of Income and Comprehensive Income, respectively, as follows at December 31:

(in thousands)	2016	2015
Interest rate swaps, asset	$9,598	$387
Interest rate swaps, liability	(10,217)	(14,777)

Interest rate swap	$(619)	$(14,390)

The total loss recognized, and the location of the loss in the accompanying Consolidated Statements of Income and Comprehensive Income, from converting from variable rates to fixed rates under these agreements is as follows for the years ended December 31:

(in thousands)	2016		2015		2014
	Recognized Loss	Location	Recognized Loss	Location	Recognized Loss	Location
Interest rate swaps	$9,322	Interest expense	$7,162	Interest expense	$5,740	Interest expense

Amounts related to the interest rate swaps expected to be reclassified out of accumulated other comprehensive income to interest expense during 2017 are estimated to be $7,078. The Company is exposed to credit risk in the event of non-performance by the counterparties of the swaps. The Company minimizes this risk exposure by limiting counterparties to major banks who meet established credit and capital guidelines.

The fair value of the interest rate swaps at December 31, 2016 and 2015 are based on a valuation of the discounted future payments as provided by the counterparties, as disclosed in Note 2.

12. Non-Controlling Interests

Under the company’s UPREIT structure entities and individuals can contribute their properties in exchange for membership interests in the Operating Company. Properties contributed as part of UPREIT transactions were valued at $7,190 and $57,583 during the years ended December 31, 2016 and 2015, which represents the estimated fair value of the properties contributed, less any assumed debt. There were no properties contributed as part of UPREIT transactions for the year ended December 31, 2014. The cumulative amount of UPREIT properties contributed, less assumed debt amounted to $102,451, $95,261 and $37,677 through December 31, 2016, 2015 and 2014, respectively. In exchange for the properties contributed, 1,427; 1,330; and 537 non-managing membership units were issued and outstanding, representing an 8.6%, 10.4% and 7.1% interest in the Operating Company at December 31, 2016, 2015 and 2014, respectively.

The membership units are economically equivalent to the Company’s common stock and, subject to certain restrictions, are convertible into the Company’s common stock at the option of the respective unit holders on a one-to-one basis. The membership units are not redeemable for cash in any circumstance and are therefore considered to be permanent equity. Exchanges of membership units of the Operating Company held by non-controlling interest holders are recorded by reducing non-controlling interest on a historical cost basis with a corresponding increase in common stock and additional paid in capital. There were no UPREIT units exchanged for common stock during 2016, 2015 and 2014.

Holders of the membership units in the Operating Company do not have voting rights at the Corporation level.

The Company recognized rental income related to UPREIT entities in the amount of $11,843, $5,259 and $4,311 for the years ended December 31, 2016, 2015 and 2014, respectively.

13. Credit Risk Concentrations

The Company maintained bank balances that, at times, exceeded the federally insured limit during the years ended December 31, 2016, 2015 and 2014. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

The Company’s rental property is managed by BRE and BAM as described in Note 3. Management fees and acquisition expenses paid to BRE and BAM represent 25%, 27% and 24% of total operating expenses for the years ended December 31, 2016, 2015 and 2014, respectively. The Company has mortgages and notes payable with four institutions that comprise 20%, 18%, 12%, and 11% of total mortgages and notes payable at December 31, 2016. The Company has mortgages and notes payable with five institutions that comprise 22%, 13%, 13%, 11%, and 10% of total mortgages and notes payable at December 31, 2015. The Company had mortgages and notes payable with six institutions that comprise 21%, 13%, 12%, 10%, 10% and 10% of total mortgages and notes payable at December 31, 2014. For the years ended December 31, 2016, 2015 and 2014, the Company had no individual tenants or common franchises that accounted for more than 10% of total revenues.

14. Equity

Common Stock

In 2009, the Company’s Board of Directors approved a share redemption program (the Share Redemption Program) under which the Company may repurchase shares of its outstanding common stock after December 31, 2009.

Under the Share Redemption Program, stockholders may request that the Company redeem shares after one year from the original investment date. Stockholders may redeem at a price equal to 95% in years two through five after investment and 100% thereafter of the share value established from time-to-time by the Company’s IDC. However, any stockholder may have up to 5% of their shares redeemed by the Company in any calendar year at 100% of the share value established from time-to-time by the Company’s IDC.

Total shares redeemed in any quarter may not exceed 1% of the total number of shares outstanding at the beginning of the calendar year plus 50% of the total number of any additional shares issued during the prior calendar quarter under the distribution reinvestment plan, plus any additional number of shares the Company determines to redeem in its discretion, subject to other limitations deemed appropriate by the Company. The Share Redemption Program is subject to revision, suspension, or termination at any time.

The following table summarizes redemptions under the Company’s Share Redemption Program for the years ended December 31:

(in thousands, except stockholders)	2016	2015	2014
Number of stockholders	27	15	7
Number of shares	109	43	15
Redemption Price	$8,154	$3,054	$1,028

Distribution Reinvestment Plan

The Company has a Distribution Reinvestment Plan (the Plan), covering substantially all stockholders and members of the Operating Company. In general, the Plan allows participants to purchase common stock with the proceeds from distributions received. Under the Plan, shares are offered at 98% of the current value of common stock as determined by the Company’s IDC. As of December 31, 2016, 2015 and 2014, a total of 1,076, 684 and 426 shares of common stock, respectively, have been issued under the Plan.

15. Earnings per Share

The following table summarizes the components used in the calculation of basic and diluted earnings per share (EPS):

(in thousands, except per share)	2016	2015	2014
Basic earnings:
Net earnings attributable to Broadstone Net Lease, Inc	$36,354	$19,287	$15,775

Diluted earnings:
Net earnings attributable to Broadstone Net Lease, Inc	$36,354	$19,287	$15,775
Net earnings attributable to non-controlling interests	3,914	1,603	1,388

	$40,268	$20,890	$17,163

Basic and diluted weighted average shares outstanding:
Weighted average number of common shares outstanding used in basic earnings per share	$13,178	$8,989	$6,100
Effects of convertible membership units	1,419	747	537

Weighted average number of common shares outstanding used in diluted earnings per share	$14,597	$9,736	$6,637

Basic and diluted net earnings per common share	$2.76	$2.15	$2.59

In the table above, outstanding membership units are included in the diluted earnings per share calculation. However, because such membership units would also require that the share of the Operating Company income attributable to such membership units also be added back to net income, there is no effect on EPS.

16. Income Taxes

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce US stockholders’ basis in their shares, but not below zero. The following table shows the character of the distributions the Company paid on a percentage basis for the years ended December 31, 2016, 2015 and 2014:

Character of Distributions	2016	2015	2014
Ordinary dividends	58%	51%	44%
Capital gain distributions	—%	—%	—%
Nontaxable distributions	42%	49%	56%

	100%	100%	100%

17. Supplemental Cash Flow Disclosures

Cash paid for interest was $28,147, $20,974 and $17,823 for the years ended December 31, 2016, 2015 and 2014, respectively. Cash paid for state income and franchise taxes was $310, $44 and $121 for the years ended December 31, 2016, 2015 and 2014, respectively.

The following are non-cash transactions and have been excluded from the accompanying Consolidated Statements of Cash Flows:

During the years ended December 31, 2016, 2015 and 2014, the Company issued 391, 258 and 198 shares, respectively, of common stock with a value of approximately $27,615, $18,046 and $13,071, respectively, under the terms of the Distribution Reinvestment Plan (see Note 14).

During the year ended December 31, 2015, the Company cancelled 14 shares with a value of $1,021 that were pledged as collateral by a tenant. The outstanding receivables associated with the tenant amounted to $759 at the date of the stock transfer and were settled with the cancellation of the shares. The excess of the value of the shares above the carrying value of the receivables was recorded as a gain on stock transfer of $262 (see Note 14).

During the year ended December 31, 2015, the Company issued 139 shares with a value of $10,000 to a related party in exchange for 100 preferred units of the related party (see Note 3).

During the years ended December 31, 2016 and 2015, the Company issued 97 and 793 membership units in exchange for property contributed in UPREIT transactions valued at $7,190 and $57,583 (see Note 12).

During the year ended December 31, 2016, the Company issued a note receivable for $3,700 in connection with the sale of real estate (see Note 8).

At December 31, 2016, dividend amounts declared and accrued but not yet paid amounted to $6,643.

In connection with real estate transactions conducted during the year ended December 31, 2016, the Company accepted a tenant improvement allowance and a credit for rent in advance of $8,649 and $2,367, respectively, in exchange for a reduction to the cash paid for the associated real estate assets.

18. Commitments and Contingencies

From time to time, the Company is a party to various litigation matters incidental to the conduct of the Company’s business. While the resolution of such matters cannot be predicted with certainty, based on currently available information, the Company does not believe that the final outcome of any of these matters will have a material effect on its consolidated financial position, results of operations or liquidity.

In connection with ownership and operation of real estate, the Company may potentially be liable for cost and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability, or claim. The Company is not aware of any other environmental condition that would have a material effect on its consolidate financial position, results of operations or liquidity.

As part of acquisitions closed during 2016, the Company entered into three separate tenant improvement allowances totaling $10,464. During the year ended December 31, 2016, payments of $974 have been made for work completed under these allowances, resulting in a total tenant improvement allowance of $9,490 at December 31, 2016, which is included in accounts payable and other liabilities in the accompanying Consolidated Balance Sheets.

During 2014, the Company entered into a contract with a tenant to provide up to $10,000 for improvements to the interior of the property under lease. If the tenant was in good standing with their lease, the Company made payments towards the allowance based on the progress of the work performed. The contract provided that if the aggregate costs of the improvements were below the $10,000 allowance, the rental rate set forth in the lease would be revised. During the years ended December 31, 2016 and 2015, $1,162 and $8,838 in improvements under the contract were completed, representing the entire available allowance and satisfaction of the contract.

In July 2015, the Company entered into a contract with a tenant to provide up to $1,489 for an expansion of the existing building under lease and the construction of an additional parking lot. If the tenant was in good standing with their lease, the Company would make payments towards the expansion allowance based on the progress of the work performed. In addition, the contract called for 12 expansion fees, as defined in the agreement, to be paid to the Company on a monthly basis. During the years ended December 31, 2016 and 2015, the Company received $88 and $80 in expansion fees from the tenant and incurred $628 and $861 for expansion costs, respectively, representing the satisfaction of the contract.

The Company has two separate Tax Protection Agreements (Agreements) with the contributing members (Protected Members) of two distinct UPREIT transactions conducted in November 2015 and February 2016. The Agreements require the Company to pay monetary damages in the event of a sale, exchange, transfer or other disposal of the contributed property in a taxable transaction that would cause a Protected Member to recognize a Protected Gain, as defined in the Agreements and subject to certain exceptions. In such an event, the Company will pay monetary damages to the Protected Members in the amount of the aggregate Federal, state and local income taxes incurred as a result of the income or gain allocated or recognized by the Protected Member as an outcome of the transaction, subject to certain caps and limitations contained in the Agreements. The Company is required to allocate to the Protected Members, an amount of nonrecourse liabilities that is at least equal to the Minimum Liability Amount for each Protected Member, as contained in the Agreements. The minimum liability amount and the associated allocation of nonrecourse liabilities are calculated in accordance with applicable tax regulations, are completed at the Operating Company level, and do not present GAAP accounting. Therefore, there is no impact to the Consolidated Financial Statements. If the nonrecourse liabilities allocated do not meet the requirement, the Company will pay monetary damages to the Protected Members in the amount of the aggregate Federal, state and local income taxes incurred as a result of the income or gain allocated or recognized by the Protected Member as an outcome to the default. The maximum aggregate amount the Company may be liable for under the Agreements is approximately $10,351. Based on information available, the Company does not believe that the events resulting in damages as detailed above have occurred.

19. Subsequent Events

The Company has evaluated subsequent events through April 24, 2017, which is the date the Consolidated Financial Statements were available to be issued.

Through March 31, 2017, the Company has raised $90,923 for a total of 1,166 shares through monthly equity closings, including dividend reinvestments. Through April 24, 2017, the Company has paid $27,760 in distributions, including dividend reinvestments.

Subsequent to December 31, 2016, the Company has continued to expand its operations through the acquisition of additional rental property and associated intangible assets and liabilities. The Company has acquired approximately $89,716 of rental property and associated intangible assets and liabilities (see Note 4). Additionally, in April 2017, the Company executed, but had not yet closed on, a purchase and sale agreement with an unrelated third party for the acquisition of 25 retail properties for $48,900. In connection with the agreement, a non-refundable deposit of $1,000 is required to be submitted to the escrow agent. In February 2017, the Company sold one property for total proceeds of $6,320 with a carrying value of $5,127. The Company incurred additional expenses related to the sale amounting to $364 resulting in a gain on sale of real estate of $829.

On February 10, 2017, the Board of Directors declared a distribution of $0.415 per share on the Company’s common stock and approved a distribution of $0.415 per membership unit for monthly distributions through April 27, 2017. The distributions are payable on the 15th of the following month to stockholders and unit holders of record on the last day of the month. In addition, the Company’s IDC determined the share value for the Company’s common stock is $79.00 per share for subscription agreements received from February 1, 2017 through April 30, 2017.

In January 2017, the Company commenced a private offering of unsecured, fixed-rate, guaranteed senior promissory notes (“Senior Notes”). On March 16, 2017, the Company entered into a Note and Guaranty Agreement with each of the purchasers of the Senior Notes. In April 2017, the Company closed and issued the Senior Notes for an aggregate principal amount of $150,000. The Senior Notes were issued by the Operating Company and guaranteed by the Corporation and each of the Operating Company’s subsidiaries that guarantee the bank unsecured credit agreements. The Senior Notes were issued at par, bear interest at a rate of 4.84% per annum (priced at 240 basis points above the 10-year U.S. Treasury yield at the time of pricing), and have a 10-year maturity, maturing on April 18, 2027. J.P. Morgan Securities, LLC and Wells Fargo Securities, LLC served as the joint placement agents. The proceeds were used to paydown $115,000 on the unsecured revolver and for continued operations of the Company.

Subsequent to year end, the Company incurred a total loss on an industrial building due to a fire. The building’s net book value approximated $1,412 as of the date of the loss. The land and land improvements were not impacted by the fire. Under the terms of the lease agreement, the tenant is obligated to restore the premises, as nearly as possible, to its value, condition, and character that existed immediately prior to the loss event, and to continue to make the contractual monthly rental payments. Under the lease, the tenant is required to maintain a property insurance policy on the replacement value of the property. As such, the Company is not required to make a capital outlay for the building’s replacement. The Company’s preliminary estimates of the building’s replacement cost are significantly in excess of its net book value, and therefore the Company expects to recognize a full recovery.

The Operating Company advanced and paid off borrowings on the unsecured revolver in the amount of $85,000 and $182,000, respectively. Proceeds from the advance was used to acquire properties and for other general corporate purposes. The Company settled two mortgage notes payable amounting to $14,536 (see Note 10).

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
Industrial Properties:

12940 Prosperity Avenue Becker, MN	$750	$921	$5,220	$—	$—		$921	$5,220	$6,141	$1,808	2000	2008	7-39 years

4401 South Orchard Street Tacoma, WA	—	1,634	4,902	—	—		1,634	4,902	6,536	906	1977	2011	15-39 years

2110 Summit Street New Haven, IN	—	445	2,521	—	—		445	2,521	2,966	545	1960	2011	15-39 years

1309 South 58th Street St. Joseph, MO	—	800	2,305	—	—		800	2,305	3,105	516	1997	2011	15-39 years

600 Railroad Avenue York, SC	—	240	972	—	—		240	972	1,212	181	1974	2011	15-39 years

10800 World Trade Blvd Raleigh, NC	—	2,034	8,137	—	—		2,034	8,137	10,171	1,244	1999	2012	15-39 years

800 Howerton Lane Eureka, MO	—	2,328	9,311	—	—		2,328	9,311	11,639	1,944	1990	2012	15-39 years

2001 T.W. Alexander Drive Durham, NC	12,036	3,000	17,531	—	—		3,000	17,531	20,531	2,852	2009	2012	15-39 years

11050 West Little York Building P Houston, TX	—	690	2,071	—	—		690	2,071	2,761	295	2007	2012	15-39 years

11050 West Little York Building S Houston, TX	—	704	2,113	—	—		704	2,113	2,817	289	2007	2012	15-39 years

1120 Marvin A. Smith Road Kilgore, TX	—	160	908	—	—		160	908	1,068	183	2008	2012	15-39 years

1166 Commerce Boulevard American Canyon, CA	9,805	2,378	26,142	—	—		2,378	26,142	28,520	3,684	2002	2012	15-39 years

7700 New Carlisle Pike Huber Heights, OH	—	583	1,748	—	—		583	1,748	2,331	345	1985	2012	15-39 years

34000 Melinz Parkway Eastlake, OH	—	854	2,562	—	—		854	2,562	3,416	433	1981	2012	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
10550 S. Sam Houston Parkway W Houston, TX	—	3,250	9,751	—	—		3,250	9,751	13,001	1,212	2005	2012	15-39 years

1800 N. Mason Road Katy, TX	—	1,978	7,912	—	—		1,978	7,912	9,890	977	2012	2012	15-39 years

1400 13th Avenue Union Grove, WI	—	239	957	—	—		239	957	1,196	113	1993	2012	15-39 years

1525 11th Avenue Union Grove, WI	—	347	1,386	—	—		347	1,386	1,733	157	1979	2012	15-39 years

1550 Cedar Line Drive Rock Hill, SC	—	796	3,184	—	72		796	3,256	4,052	516	1999	2012	15-39 years

1450 13th Avenue & 1251 York Street Union Grove, WI	—	427	3,413	—	—		427	3,413	3,840	212	2014	2015	15-39 years

1325 West Fernau Avenue Oshkosh, WI	—	456	869	—	—		456	869	1,325	42	2007	2015	15-39 years

2501 Barrington Road Hoffman Estates, IL	—	12,241	23,471	—	—		12,241	23,471	35,712	2,708	1988	2013	15-39 years

3600 Ronald Reagan Boulevard Johnstown, CO	9,399	1,265	16,720	—	—		1,265	16,720	17,985	1,632	2012	2013	15-39 years

1985 E. Laketon Avenue Muskegon, MI	—	168	2,751	—	13		168	2,764	2,932	285	1985	2013	15-39 years

2121 Latimer Drive Muskegon, MI	—	454	6,889	—	3		454	6,892	7,346	729	2012	2013	15-39 years

2281 Port City Boulevard Muskegon, MI	—	463	2,512	—	23		463	2,535	2,998	282	1978	2013	15-39 years

2325 & 2385 S. Sheridan Road Muskegon, MI	—	353	2,145	—	2		353	2,147	2,500	250	2005	2013	15-39 years

2350 Black Creek Drive Muskegon, MI	—	257	655	—	—		257	655	912	79	2005	2013	15-39 years

711 E. Porter Road Norton Shores, MI	—	198	2,932	—	—		198	2,932	3,130	230	2002	2014	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
1401 Madeline Lane Elgin, IL	12,701	4,339	17,458	—	—		4,339	17,458	21,797	1,363	2009	2014	15-39 years

5005 Dean Lakes Road Shakopee, MN	—	3,962	21,296	—	—		3,962	21,296	25,258	1,743	2014	2014	15-39 years

550 Canino Road Houston, TX	—	1,242	2,698	—	—		1,242	2,698	3,940	238	1972	2014	15-39 years

1210 Innovation Drive Winona, MN	—	1,653	7,694	—	—		1,653	7,694	9,347	474	2008	2014	15-39 years

965 East Mark Street Winona, MN	—	804	4,412	—	—		804	4,412	5,216	265	2008	2014	15-39 years

850 I-30 East Mt. Pleasant, TX	—	1,785	5,540	—	—		1,785	5,540	7,325	379	1994	2014	15-39 years

200 County Road Madill, OK	—	1,395	5,796	—	—		1,395	5,796	7,191	380	1999	2014	15-39 years

1102 North Industrial Road Madill, OK	—	2,657	2,270	—	—		2,657	2,270	4,927	147	1972	2014	15-39 years

110 Pettijohn Road Madill, OK	—	621	1,759	—	—		621	1,759	2,380	115	1977	2014	15-39 years

20975 US Hwy 80 (Industrial) Willis Point, TX	—	3,102	2,420	—	—		3,102	2,420	5,522	196	2003	2014	15-39 years

223 Rip Wiley Road Fitzgerald, GA	—	1,939	3,316	—	—		1,939	3,316	5,255	246	1997	2014	15-39 years

502 Midway Road Cordele, GA	—	2,705	3,786	—	—		2,705	3,786	6,491	244	2000	2014	15-39 years

103 Titan Road Kingston, OK	—	1,857	1,692	—	—		1,857	1,692	3,549	130	2013	2014	15-39 years

13300 West I-20 East Odessa, TX	—	529	3,327	—	—		529	3,327	3,856	183	2012	2015	15-39 years

6625 Dobbin Road Columbia, MD	—	667	9,220	—	—		667	9,220	9,887	504	1984	2015	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
N85 W12545 Westbrook Crossing Menomonee Falls, WI	—	1,378	18,557	—	—		1,378	18,557	19,935	971	2001	2015	15-39 years

10800 175th Avenue NW Elk River, MN	—	763	4,937	—	—		763	4,937	5,700	306	2008	2015	15-39 years

11074 179th Street NW Elk River, MN	—	477	2,517	—	—		477	2,517	2,994	156	2006	2015	15-39 years

3401 St Johns Parkway Sanford, FL	—	2,075	7,600	—	—		2,075	7,600	9,675	382	2002	2015	15-39 years

1001 10th Avenue Columbus, GA	—	615	9,942	—	—		615	9,942	10,557	438	1907	2015	15-39 years

1761 Newport Road Ephrata, PA	—	531	6,995	—	—		531	6,995	7,526	458	2000	2015	15-39 years

1990 Hood Road Greer, SC	—	607	2,502	—	—		607	2,502	3,109	136	1978	2015	15-39 years

3502 Enterprise Avenue Joplin, MO	—	831	9,600	—	—		831	9,600	10,431	460	1993	2015	15-39 years

27815 Highway Boulevard Katy, TX	—	1,493	3,883	—	—		1,493	3,883	5,376	207	1996	2015	15-39 years

2769 Rouse Road Kinston, NC	—	1,017	10,418	—	—		1,017	10,418	11,435	449	1979	2015	15-39 years

2300 North State Highway 121 Euless, TX	—	1,487	3,051	—	—		1,487	3,051	4,538	137	1991	2015	15-39 years

1500 N Bolton Jacksonville, TX	—	1,221	3,316	—	—		1,221	3,316	4,537	136	1974	2015	15-39 years

651 Commerce Parkway Lima, OH	—	656	21,645	—	—		656	21,645	22,301	699	2009	2015	15-39 years

1109 Industrial Drive East Sulphur Springs, TX	—	1,720	20,756	—	—		1,720	20,756	22,476	670	1989	2015	15-39 years

6410 Ameriplex Drive Portage, IN	—	1,181	13,130	—	—		1,181	13,130	14,311	418	2001	2016	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
6200 Glenn Carlson Drive St. Cloud, MN	—	565	20,420	—	—		565	20,420	20,985	82	1999	2016	15-39 years

1081 King Street Greenwich, CT	—	16,898	959	—	—		16,898	959	17,857	95	1967	2014	15-39 years

350 Alvin Drive, New Kensington, PA	—	907	13,058	—	—		907	13,058	13,965	46	2015	2016	15-39 years

Healthcare Properties:

3420 Elvis Presley Boulevard Memphis, TN	—	530	2,722	—	—		530	2,722	3,252	632	1993	2009	15-39 years

926 North Wilcrest Drive Houston, TX	—	568	1,539	—	—		568	1,539	2,107	313	1970	2009	15-39 years

845 Cypress Creek Parkway Houston, TX	—	1,076	3,226	—	—		1,076	3,226	4,302	537	2005	2011	15-39 years

847 Cypress Creek Parkway Houston, TX	—	540	1,647	—	—		540	1,647	2,187	329	2005	2011	15-39 years

2805 Mayhill Road Denton, TX	—	1,440	4,320	—	—		1,440	4,320	5,760	624	2006	2012	15-39 years

16519 South Route 59 Plainfield, IL	—	128	7,843	702	1,489		830	9,332	10,162	794	2012	2013	15-39 years

9780 South Estrella Parkway Goodyear, AZ	—	558	3,529	—	—		558	3,529	4,087	326	2013	2013	15-39 years

22741 Professional Drive Kingwood, TX	—	253	5,236	—	—		253	5,236	5,489	342	2009	2014	15-39 years

4640 Loop 289 Lubbock, TX	—	1,616	6,195	—	135		1,616	6,330	7,946	384	2001	2014	15-39 years

3912 32nd Avenue Hudsonville, MI	—	199	3,631	—	—		199	3,631	3,830	186	2007	2015	15-39 years

5201 Northshore Drive North Little Rock, AR	—	532	51,843	—	—		532	51,843	52,375	1,581	2005	2015	15-39 years

1421 Oakdale Road Modesto, CA	—	689	19,200	—	—		689	19,200	19,889	193	1984	2016	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
1501 Oakdale Road Modesto, CA	—	300	4,273	—	—		300	4,273	4,573	45	1984	2016	15-39 years

570 West Lanier Avenue Fayetteville, GA	—	865	4,901	—	—		865	4,901	5,766	1,151	1985	2008	15-39 years

17323 Red Oak Drive Houston, TX	1,870	411	2,329	—	—		411	2,329	2,740	539	1980	2008	15-39 years

18488 Interstate 45 South Shenandoah, TX	1,342	598	3,388	—	—		598	3,388	3,986	769	2005	2008	15-39 years

3475 South Alpine Road Rockford, IL	—	216	1,225	—	—		216	1,225	1,441	302	1993	2008	15-39 years

11475 N. 2nd Street Machesney Park., IL	—	218	1,237	—	—		218	1,237	1,455	323	1996	2008	15-39 years

1000 E. Riverside Boulevard Loves Park, IL	597	190	890	—	—		190	890	1,080	213	1982	2010	15-39 years

91 Brighton Woods Road Pooler, GA	844	272	1,089	—	—		272	1,089	1,361	238	1990	2009	15-39 years

533 Stephenson Avenue Savannah, GA		160	641	—	—		160	641	801	142	1986	2009	15-39 years

206 E. Montgomery Crossroads Savannah, GA	1,058	114	457	—	—		114	457	571	91	1978	2009	15-39 years

206 Johnny Mercer Boulevard Savannah, GA		148	590	—	—		148	590	738	142	1981	2009	15-39 years

837 Cypress Creek Parkway Houston, TX	6,010	2,022	6,065	—	—		2,022	6,065	8,087	1,199	2002	2010	15-39 years

5165 West 72nd Avenue Westminster, CO	1,036	426	1,277	—	—		426	1,277	1,703	215	1999	2010	15-39 years

2655 Ridgeway Avenue Greece, NY	21,335	1,391	30,436	—	3,232		1,391	33,668	35,059	5,573	2011	2010	5-39 years

3069 Grand Pavilion Drive Tampa, FL	—	580	3,304	—	—		580	3,304	3,884	571	2002	2011	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
4719 North Habana Avenue Tampa, FL	—	790	4,021	—	—		790	4,021	4,811	674	1985	2011	15-39 years

2324 Oak Myrtle Lane Wesley Chapel, FL	—	340	2,862	—	—		340	2,862	3,202	485	2008	2011	15-39 years

3350 Bell Shoals Road Brandon, FL	—	310	1,971	—	—		310	1,971	2,281	332	1998	2011	15-39 years

5316 West Plano Parkway Plano, TX	—	965	2,895	—	—		965	2,895	3,860	479	2000	2011	15-39 years

1430 Lonnie Abbot Avenue Ada, OK	—	293	1,172	—	—		293	1,172	1,465	189	2011	2011	15-39 years

12106 S. Memorial Drive Bixby, OK	—	291	1,166	—	—		291	1,166	1,457	173	2011	2011	15-39 years

9072 US Highway 70 Durant, OK	—	131	741	—	—		131	741	872	121	2004	2011	15-39 years

1144 S.W. 104th Street Oklahoma City, OK	—	427	1,282	—	—		427	1,282	1,709	194	2001	2011	15-39 years

19 West Interstate Parkway Shawnee, OK	—	437	1,310	—	—		437	1,310	1,747	211	2010	2011	15-39 years

1011 East Taft Avenue Sapulpa, OK	—	510	1,271	—	—		510	1,271	1,781	171	2011	2012	15-39 years

2001 East Santa Fe Street Olathe, KS	—	410	1,626	—	—		410	1,626	2,036	214	1993	2012	15-39 years

3617 West Sunset Avenue Springdale, AR	—	550	1,053	—	—		550	1,053	1,603	151	1988	2012	15-39 years

6250 Rufe Snow Drive Ft. Worth, TX	—	350	1,691	—	—		350	1,691	2,041	218	2007	2012	15-39 years

1411 S. Rangeline Road Joplin, MO	—	341	1,370	—	—		341	1,370	1,711	166	2012	2012	15-39 years

2111 NW Cashe Road Lawton, OK	—	357	1,422	—	—		357	1,422	1,779	174	2012	2012	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
611 S. George Nigh Expressway McAlester, OK	—	413	1,669	—	—		413	1,669	2,082	202	2012	2012	15-39 years

1333 E. Main Street Weatherford, OK	—	357	1,419	—	—		357	1,419	1,776	179	2012	2012	15-39 years

2203 W. University Drive Denton, TX	—	785	1,680	—	—		785	1,680	2,465	168	2013	2013	15-39 years

2401 12th Avenue NW Ardmore, OK	—	575	1,400	—	—		575	1,400	1,975	142	2013	2013	15-39 years

1443 N Rock Road Wichita, KS	—	295	1,606	—	—		295	1,606	1,901	158	2013	2013	15-39 years

1224 SE Washington Road Bartlesville, OK	—	505	1,629	—	—		505	1,629	2,134	165	2013	2013	15-39 years

1700 & 1710 Wuesthoff Drive Melbourne, FL	—	3,320	13,281	—	—		3,320	13,281	16,601	1,677	1993	2012	15-39 years

3020 Mallory Lane Franklin, TN	—	252	2,933	—	—		252	2,933	3,185	152	2005	2015	15-39 years

1050 Bonaventure Drive Elk Grove Village, IL	—	766	3,728	—	—		766	3,728	4,494	218	1985	2015	15-39 years

4937 Clark Road Sarasota, FL	—	1,469	5,579	—	—		1,469	5,579	7,048	637	2002	2013	15-39 years

4947 Clark Road Sarasota, FL	—	1,078	5,786	—	—		1,078	5,786	6,864	630	2002	2013	15-39 years

865 S. Indiana Avenue Englewood, FL	—	239	782	—	—		239	782	1,021	88	1985	2013	15-39 years

1350 South Sunny Slope Road Brookfield, WI	—	338	4,603	—	—		338	4,603	4,941	495	2005	2013	15-39 years

2315 East Moreland Blvd Waukesha, WI	—	302	11,218	—	—		302	11,218	11,520	1,111	2005	2013	15-39 years

4455 South 108th Street Greenfield, WI	—	212	7,163	—	—		212	7,163	7,375	707	2011	2013	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
21700 Intertech Drive Brookfield, WI	—	331	7,542	—	—		331	7,542	7,873	769	2008	2013	15-39 years

913 North 25th Street Richmond, VA	—	348	2,986	—	—		348	2,986	3,334	256	2011	2013	15-39 years

2958 Dorchester Drive Montgomery, AL	—	94	1,303	—	—		94	1,303	1,397	130	2013	2013	15-39 years

301 North Sidney Avenue Russellvillee, AR	—	1,232	4,752	—	—		1,232	4,752	5,984	336	2010	2014	15-39 years

1900 Aldersgate Road Little Rock, AR	—	1,866	5,294	—	—		1,866	5,294	7,160	385	2012	2014	15-39 years

2740 College Avenue Conway, AR	—	1,522	3,579	—	5,624		1,522	9,203	10,725	315	2007	2014	15-39 years

17512 US Highway 441 Mt. Dora, FL	—	477	691	—	—		477	691	1,168	41	1987	2015	15-39 years

17560 US Highway 441 Mt. Dora, FL	—	1,338	4,788	—	—		1,338	4,788	6,126	216	1988	2015	15-39 years

17556 SE 109th Terrace Road Summerfield, FL	—	295	2,146	—	—		295	2,146	2,441	97	2000	2015	15-39 years

17560 SE 109th Terrace Road Summerfield, FL	—	362	2,632	—	—		362	2,632	2,994	119	2008	2015	15-39 years

600 North 14th Street Leesburg, FL	—	402	1,869	—	—		402	1,869	2,271	90	1994	2015	15-39 years

300 E. Wilson Bridge Road Worthington, OH	—	264	12,053	—	—		264	12,053	12,317	209	1979	2016	15-39 years

364 S Independence Boulevard Virginia Beach, VA	—	827	3,310	—	—		827	3,310	4,137	62	2008	2016	15-39 years

3000 Busch Lake Boulevard Tampa, FL	—	42	6,945	—	—		42	6,945	6,987	22	1999	2016	39 years

2910 Busch Lake Boulevard Tampa, FL	—	8	732	—	—		8	732	740	2	1999	2016	39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
2950 Busch Lake Boulevard Tampa, FL	—	33	2,094	—	—		33	2,094	2,127	7	2013	2016	39 years

19311 State Highway 249 Houston, TX	—	405	2,586	—	—		405	2,586	2,991	9	2002	2016	15-39 years

9650 Mayflower Park Drive Carmel, IN	—	243	3,519	—	—		243	3,519	3,762	82	2006	2016	15-39 years

Other Properties:

265 Thruway Park Drive Rochester, NY	6,538	589	9,924	—	—		589	9,924	10,513	1,890	2001	2010	7-39 years

5815 Middlebrook Pike Knoxville, TN	—	744	2,246	—	—		744	2,246	2,990	425	1975	2011	15-39 years

6800 Spyglass Court Melbourne, FL	—	809	3,235	—	—		809	3,235	4,044	456	1998	2012	15-39 years

8060 Spyglass Hill Road Melbourne, FL	—	700	2,800	—	—		700	2,800	3,500	428	1997	2012	15-39 years

4500 South Hamilton Road Groveport, OH	—	710	5,087	—	—		710	5,087	5,797	444	1979	2014	15-39 years

3217 South Decker Lake Drive West Valley City, UT	—	1,336	5,822	—	10,000		1,336	15,822	17,158	867	1998	2014	15-39 years

7777 West Bluemound Road Milwaukee, WI	—	668	5,650	—	—		668	5,650	6,318	333	1989	2014	15-39 years

2420 W Baseline Road Tempe, AZ	—	1,181	14,580	—	—		1,181	14,580	15,761	685	2006	2015	15-39 years

621 Rose Street Lincoln, NE	—	1,300	13,163	—	—		1,300	13,163	14,463	591	1973	2015	15-39 years

355 Maple Avenue Harleysville, PA	—	3,513	24,767	—	—		3,513	24,767	28,280	516	1950	2016	15-39 years

1000 Nationwide Drive Harrisburg, PA	—	958	19,060	—	—		958	19,060	20,018	343	1976	2016	15-39 years

1501 Mittel Boulevard Wood Dale, IL	—	2,806	8,726	—	—		2,806	8,726	11,532	104	1986	2016	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
1804 McCarthy Boulevard Milpitas, CA	—	1,478	8,164	—	—		1,478	8,164	9,642	29	1982	2016	15-39 years

5900 E. Ben White Boulevard Austin, TX	—	300	29,681	—	8,649		300	38,330	38,630	109	1984	2016	15-39 years

3011 S. Babcock Street Melbourne, FL	—	1,701	12,141	—	—		1,701	12,141	13,842	43	2012	2016	15-39 years

408 S. 8th Street San Jose, CA	—	914	2,704	—	—		914	2,704	3,618	38	1920	2016	15-27.5 years

1411 Elm Avenue Norman, OK	—	68	5,358	—	—		68	5,358	5,426	75	1965	2016	15-27.5 years

2310 NW Harrison Boulevard Corvallis, OR	—	122	1,114	—	—		122	1,114	1,236	16	1939	2016	15-27.5 years

950 I-30 East Mt. Pleasant, TX	—	2,214	3,717	—	—		2,214	3,717	5,931	295	2008	2014	15-39 years

1440 13th Avenue Union Grove, WI	—	85	340	—	—		85	340	425	40	1993	2012	15-39 years

Retail Properties:

196 West Valley Avenue Birmingham, AL	—	115	1,694	—	—		115	1,694	1,809	517	1973	2006	7-39 years

2013 Center Point Parkway Birmingham, AL	—	300	1,150	—	—		300	1,150	1,450	361	2000	2006	7-39 years

3104 Peach Orchard Road Augusta, GA	1,694	270	1,108	—	—		270	1,108	1,378	309	1992	2007	15-39 years

2011 Airport Boulevard Pensacola, FL		207	1,595	—	—		207	1,595	1,802	442	1998	2007	15-39 years

3649 Phillips Highway Jacksonville, FL	—	223	1,262	—	—		223	1,262	1,485	410	1987	2007	15-39 years

9178 Chamberlayne Road Mechanicsville, VA	—	288	1,633	—	—		288	1,633	1,921	430	1996	2007	15-39 years

100 Market Drive Emporia, VA	—	325	1,841	—	—		325	1,841	2,166	528	1993	2007	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
20 Arthur Anderson Parkway Sarasota, FL	—	553	3,131	—	—		553	3,131	3,684	778	1994	2008	15-39 years

5055 J. Turner Butler Boulevard Jacksonville, FL	1,538	673	2,691	—	—		673	2,691	3,364	612	1998	2009	15-39 years

1530 South Mason Road Katy, TX	—	500	648	—	—		500	648	1,148	158	1997	2009	15-39 years

9827 West Main Street La Porte, TX	—	250	1,151	—	—		250	1,151	1,401	269	1996	2009	15-39 years

6601 Dalrock Road Rowlett, TX	—	350	776	—	—		350	776	1,126	194	1995	2009	15-39 years

1000 NW 24th Avenue Norman, OK	—	280	1,049	—	—		280	1,049	1,329	226	1991	2009	15-39 years

5901 West Reno Avenue Oklahoma City, OK	—	540	517	—	—		540	517	1,057	146	2001	2009	15-39 years

615 S. Main Street Ashland City, TN	—	59	973	—	—		59	973	1,032	4	1992	2016	15-39 years

1628 Main Street Cadiz, KY	—	77	1,048	—	—		77	1,048	1,125	4	1992	2016	15-39 years

729 Highway 100 Centerville, TN	—	68	965	—	—		68	965	1,033	4	2006	2016	15-39 years

106 Luyben Hills Road Kingston Springs, TN	—	92	978	—	—		92	978	1,070	4	1998	2016	15-39 years

3655 N. Mount Juliet Road Mount Juliet, TN	—	76	995	—	—		76	995	1,071	4	1994	2016	15-39 years

417 Highway 76 White House, TN	—	105	927	—	—		105	927	1,032	4	2003	2016	15-39 years

1890 Perkins Road Stillwater, OK	—	811	1,622	—	—		811	1,622	2,433	335	2008	2010	15-39 years

833 Highway 62 E Mountain Home, AR	—	338	1,016	—	—		338	1,016	1,354	203	1988	2010	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
1102 S Saint Louis Street Batesville, AR	—	214	1,055	—	—		214	1,055	1,269	220	1988	2010	15-39 years

2525 W. Kings Highway Paragould, AR	—	187	1,444	—	—		187	1,444	1,631	263	1990	2010	15-39 years

2055 N. Washington Street Forrest City, AR	—	84	941	—	—		84	941	1,025	197	1989	2010	15-39 years

2730 Lake Road Dyersburg, TN	—	276	1,250	—	—		276	1,250	1,526	238	1989	2010	15-39 years

849 University Street Martin, TN	—	152	858	—	—		152	858	1,010	182	1999	2010	15-39 years

1400 Rutledge Lane Union City, TN	—	72	806	—	—		72	806	878	164	1988	2010	15-39 years

2625 Alexandria Pike Highland Heights, KY	—	850	1,984	—	—		850	1,984	2,834	354	1985	2010	15-39 years

801 North Olden Street Trenton, NJ	—	477	1,431	—	—		477	1,431	1,908	252	1991	2010	15-39 years

1500 Pennington Road Trenton, NJ	—	394	1,181	—	—		394	1,181	1,575	230	1985	2010	15-39 years

610 W 4Th Street Covington, KY	—	582	1,358	—	—		582	1,358	1,940	241	1981	2010	15-39 years

1830 Easton Avenue Somerset, NJ	—	912	2,735	—	—		912	2,735	3,647	475	1992	2011	15-39 years

5855 Blaine Avenue Inver Grove Heights, MN	—	592	1,777	—	—		592	1,777	2,369	325	1997	2011	15-39 years

14400 Weaver Lake Road Maple Grove, MN	—	611	1,833	—	—		611	1,833	2,444	341	1996	2011	15-39 years

1900 Adams Street Mankato, MN	—	712	2,136	—	—		712	2,136	2,848	372	1994	2011	15-39 years

1018 Meadowlands Drive Saint Paul, MN	—	606	1,817	—	—		606	1,817	2,423	334	1994	2011	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
2330 N. Highland Avenue Jackson, TN	—	204	1,154	—	—		204	1,154	1,358	182	1999	2011	15-39 years

477 East Main Street Henderson, TN	—	141	800	—	—		141	800	941	119	1986	2012	15-39 years

565 West Church Street Lexington, TN	—	150	848	—	—		150	848	998	127	1995	2012	15-39 years

2479 North Central Avenue Humboldt, TN	—	118	669	—	—		118	669	787	111	1993	2012	15-39 years

3645 N. Atlantic Avenue Cocoa Beach, FL	—	283	848	—	—		283	848	1,131	123	1992	2012	15-39 years

3755 W. Lake Mary Boulevard Lake Mary, FL	—	422	1,265	—	—		422	1,265	1,687	172	1989	2012	15-39 years

1860 State Road 44 New Smyrna Beach, FL	—	382	1,146	—	—		382	1,146	1,528	194	2008	2012	15-39 years

10005 University Boulevard Orlando, FL	—	351	1,052	—	—		351	1,052	1,403	151	1990	2012	15-39 years

5400 N. Orange Blossom Trail Orlando, FL	—	219	656	—	—		219	656	875	109	1996	2012	15-39 years

302 Mall Boulevard Savannah, GA	—	390	1,170	—	—		390	1,170	1,560	171	2009	2012	15-39 years

2631 Skidaway Road Savannah, GA	—	376	1,129	—	—		376	1,129	1,505	161	2009	2012	15-39 years

3615 Mundy Mill Road Oakwood, GA	—	400	1,199	—	—		400	1,199	1,599	173	2008	2012	15-39 years

301 W. General Screven Way Hinesville, GA	—	402	1,207	—	—		402	1,207	1,609	186	2008	2012	15-39 years

113 Courthouse Road Princeton, WV	—	269	1,524	—	—		269	1,524	1,793	196	1976	2012	15-39 years

211 Meadowfield Lane Princeton, WV	—	301	1,703	—	—		301	1,703	2,004	217	1991	2012	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
283 Muskingum Drive Marietta, OH	—	246	1,395	—	—		246	1,395	1,641	174	2007	2012	15-39 years

550 East Main Street Pomeroy, OH	—	208	1,178	—	—		208	1,178	1,386	159	1997	2012	15-39 years

1503 Harrison Avenue Elkins, WV	—	452	1,355	—	—		452	1,355	1,807	173	1980	2012	15-39 years

1610 N. Atherton Street State College, PA	—	365	1,461	—	—		365	1,461	1,826	180	1976	2012	15-39 years

75 Tower Road Oxford, AL	—	240	958	—	—		240	958	1,198	125	1999	2012	15-39 years

150 Leon Smith Parkway Oxford, AL	—	320	1,811	—	—		320	1,811	2,131	218	2009	2012	15-39 years

170 Vaughn Lane Pell City, AL	—	237	1,340	—	—		237	1,340	1,577	160	2002	2012	15-39 years

204 15th Street E Tuscaloosa, AL	—	449	1,796	—	—		449	1,796	2,245	216	2010	2012	15-39 years

419 North Pelham Road Jacksonville, AL	—	190	1,077	—	—		190	1,077	1,267	136	2000	2012	15-39 years

4422 Old Birmingham Road Tuscaloosa, AL	—	422	1,686	—	—		422	1,686	2,108	211	2001	2012	15-39 years

1501 E. Hillsborough Avenue Tampa, FL	—	208	1,179	—	—		208	1,179	1,387	140	1980	2012	15-39 years

6620 E. Dr. MLK Boulevard Tampa, FL	—	288	1,634	—	—		288	1,634	1,922	201	1987	2012	15-39 years

5212 Brook Road Richmond, VA	—	202	1,147	—	—		202	1,147	1,349	143	1984	2012	15-39 years

153 East Swedesford Road Exton, PA	—	470	1,882	—	—		470	1,882	2,352	241	1982	2012	15-39 years

4507 Jefferson David Highway Richmond, VA	—	133	755	—	—		133	755	888	103	1981	2012	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
220 Lancaster Avenue Paoli, PA	—	360	1,440	—	—		360	1,440	1,800	173	1982	2012	15-39 years

4510 Challenger Avenue Roanoke, VA	—	828	1,965	—	—		828	1,965	2,793	217	2006	2013	15-39 years

706 Martin Luther King Jr. Blvd West Seffner, FL	—	127	1,910	—	—		127	1,910	2,037	179	1992	2013	15-39 years

6004 14th Street Bradenton, FL	—	277	1,621	—	—		277	1,621	1,898	156	1996	2013	15-39 years

7313 Gall Boulevard Zephyrhills, FL	—	127	1,696	—	—		127	1,696	1,823	165	1992	2013	15-39 years

3600 4th Street North Saint Petersburg, FL	—	233	1,440	—	—		233	1,440	1,673	137	1988	2013	15-39 years

7620 West Hillsborough Tampa, FL	—	189	1,234	—	—		189	1,234	1,423	126	1996	2013	15-39 years

12816 US Highway 301 Dade City, FL	—	163	802	—	—		163	802	965	88	2008	2013	15-39 years

5801 Stevens Road White Marsh, MD	—	3,223	200	—	—		3,223	200	3,423	28	1986	2013	15-39 years

8309 Quarry Road Manassas, VA	—	1,187	197	—	—		1,187	197	1,384	24	1986	2013	15-39 years

580 Church Street Morrisville, NC	—	235	46	—	—		235	46	281	7	1960	2013	15-39 years

5191 Concord Road Aston, PA	—	2,554	126	—	—		2,554	126	2,680	17	1984	2013	15-39 years

11245 Mosteller Road Cincinnatti, OH	—	1,001	173	—	—		1,001	173	1,174	29	1976	2013	15-39 years

4877 Vulcan Avenue Columbus, OH	—	757	77	—	—		757	77	834	10	1981	2013	15-39 years

899 Marshall Phelps Road Windsor, CT	—	1,887	204	—	—		1,887	204	2,091	34	1986	2013	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
360 Bilmar Drive Pittsburgh, PA	—	1,691	244	—	—		1,691	244	1,935	34	1989	2013	15-39 years

438 Auto Vista Drive Palmdale, CA	—	995	2,811	—	—		995	2,811	3,806	349	1991	2013	15-39 years

38958 Carriage Way Palmdale, CA	—	670	1,610	—	—		670	1,610	2,280	213	2006	2013	15-39 years

39012 Carriage Way Palmdale, CA	—	987	3,817	—	—		987	3,817	4,804	424	1991	2013	15-39 years

185 E. New Circle Road Lexington, KY	—	567	3,053	—	—		567	3,053	3,620	269	2002	2014	15-39 years

301 South White Sands Blvd Alamogordo, NM	—	22	2,117	—	—		22	2,117	2,139	172	1983	2014	15-39 years

1101 N. Main Street Roswell, NM	—	64	2,059	—	—		64	2,059	2,123	162	1990	2014	15-39 years

1300 N. Moore Road Moore, OK	—	64	1,249	—	—		64	1,249	1,313	106	1975	2014	15-39 years

4518 SE 29th Street Del City, OK	—	40	1,370	—	—		40	1,370	1,410	111	1980	2014	15-39 years

4500 S. Western Avenye Oklahoma City, OK	—	105	1,150	—	—		105	1,150	1,255	92	1977	2014	15-39 years

13606 N. Pennsylvania Ave Oklahoma City, OK	—	721	1,049	—	—		721	1,049	1,770	96	2003	2014	15-39 years

901 E. State Highway 152 Mustang, OK	—	70	1,722	—	—		70	1,722	1,792	141	2004	2014	15-39 years

1170 Garth Brooks Boulevard Yukon, OK	—	63	1,851	—	—		63	1,851	1,914	155	1994	2014	15-39 years

3815 Southwest Loop 820 Fort Worth, TX	—	487	934	—	—		487	934	1,421	78	2003	2014	15-39 years

823 South Second Avenue Kearney, NE	—	113	1,242	—	—		113	1,242	1,355	104	1982	2014	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
4001 Second Avenue Kearney, NE	—	176	1,238	—	—		176	1,238	1,414	107	1991	2014	15-39 years

3503 West State Street Grand Island, NE	—	425	—	—	—		425	—	425	—	1992	2014	—

103 Pony Express Lane Ogallala, NE	—	291	1,243	—	—		291	1,243	1,534	115	1986	2014	15-39 years

500 S. George Nigh Expressway McAlester, OK	—	52	1,521	—	—		52	1,521	1,573	128	2006	2014	15-39 years

3834 North Lincoln Boulevard Oklahoma City, OK	—	466	928	—	—		466	928	1,394	47	1970	2015	15-39 years

6629 San Dario Avenue Laredo, TX	—	425	2,476	—	—		425	2,476	2,901	187	2001	2014	15-39 years

2424 W Ferguson Drive Mt. Pleasant, TX	—	1,141	997	—	—		1,141	997	2,138	107	1972	2014	15-39 years

1014-1016 North Industrial Road Madill, OK	—	739	714	—	—		739	714	1,453	46	1993	2014	15-39 years

3621 East Loop 820 S Fort Worth, TX	—	1,142	554	—	—		1,142	554	1,696	45	1980	2014	15-39 years

10111 N Walton Walker Blvd Dallas, TX	—	454	449	—	—		454	449	903	42	1984	2014	15-39 years

1801 E Central Freeway Wichita Falls, TX	—	674	186	—	—		674	186	860	17	1995	2014	15-39 years

20260 I-35 South Lytle, TX	—	97	815	—	—		97	815	912	45	2008	2015	15-39 years

17902 US Hwy 59 New Caney, TX	—	37	875	—	—		37	875	912	43	1972	2015	15-39 years

3441 Clemson Boulevard Anderson, SC	—	185	2,867	—	—		185	2,867	3,052	150	2004	2015	15-39 years

156 South River Road St. George, UT	—	362	2,447	—	—		362	2,447	2,809	142	2000	2015	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
1280 North 30 West Tooele, UT	—	389	1,945	—	—		389	1,945	2,334	111	2000	2015	15-39 years

1352 South Providence Center Drive Cedar City, UT	—	333	2,544	—	—		333	2,544	2,877	152	2000	2015	15-39 years

1622 North 1000 West Layton, UT	—	303	3,034	—	—		303	3,034	3,337	163	1995	2015	15-39 years

2175 West City Center Court West Valley City, UT	—	327	2,222	—	—		327	2,222	2,549	123	1998	2015	15-39 years

17809 108th Avenue SE Renton, WA	—	539	1,141	—	—		539	1,141	1,680	57	1986	2015	15-39 years

10611 Pacific Avenue South Tacoma, WA	—	807	643	—	—		807	643	1,450	41	1991	2015	15-39 years

8401 South Tacoma Way Tacoma, WA	—	562	897	—	—		562	897	1,459	47	1993	2015	15-39 years

16350 West Valley Highway Tukwila, WA	—	1,170	419	—	—		1,170	419	1,589	41	1993	2015	15-39 years

2031 SW Campus Drive Federal Way, WA	—	334	1,088	—	—		334	1,088	1,422	50	1995	2015	15-39 years

9511 Bridgeport Way Lakewood, WA	—	1,372	878	—	—		1,372	878	2,250	54	1995	2015	15-39 years

1308 Burlington Boulevard Burlington, WA	—	178	1,982	—	—		178	1,982	2,160	92	2000	2015	15-39 years

515 SW 128th Street Everett, WA	—	175	1,473	—	—		175	1,473	1,648	73	1986	2015	15-39 years

702 South Meridian Puyallup, WA	—	622	—	—	—	—	622	—	622	—	1994	2015	—

1120 East Wishkah Street Aberdeen, WA	—	218	1,446	—	—		218	1,446	1,664	67	2006	2015	15-39 years

2870 Florence Boulevard Florence, AL	—	337	2,609	—	—		337	2,609	2,946	109	2011	2015	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
945 Wimberly Drive SW Decatur, AL	—	364	3,708	—	—		364	3,708	4,072	153	2014	2015	15-39 years

3485 Tupelo Commons Tupelo, MS	—	297	3,030	—	—		297	3,030	3,327	122	2012	2015	15-39 years

2212 East Parkway Russellvillee, AR	—	250	3,354	—	—		250	3,354	3,604	139	2014	2015	15-39 years

431 East Main Street Adamsville, TN	—	59	1,675	—	—		59	1,675	1,734	57	2005	2015	15-39 years

5701 Veterans Memorial Drive Adamsville, AL	—	123	1,924	—	—		123	1,924	2,047	69	1989	2015	15-39 years

18 Big Valley Road Alexandria, AL	—	79	2,318	—	—		79	2,318	2,397	77	2004	2015	15-39 years

36966 US Hwy 231 Ashville, AL	—	124	1,696	—	—		124	1,696	1,820	56	1999	2015	15-39 years

307 US Hwy 31 North Athens, AL	—	143	1,996	—	—		143	1,996	2,139	66	2007	2015	15-39 years

31128 1st Avenue NE Carbon Hill, AL	—	54	1,634	—	—		54	1,634	1,688	56	1998	2015	15-39 years

1190 North Park Street Carrollton, GA	—	77	2,030	—	—		77	2,030	2,107	67	2008	2015	15-39 years

55 Birmingham Road Centreville, AL	—	140	2,251	—	—		140	2,251	2,391	72	2013	2015	15-39 years

1414 Rainbow Drive Gadsden, AL	—	42	2,571	—	—		42	2,571	2,613	83	1991	2015	15-39 years

3180 Hwy 157 Cullman, AL	—	71	1,799	—	—		71	1,799	1,870	59	1997	2015	15-39 years

1641 Main Street SW Cullman, AL	—	79	1,949	—	—		79	1,949	2,028	66	2006	2015	15-39 years

2181 Hwy 78 East Dora, AL	—	18	2,280	—	—		18	2,280	2,298	69	1968	2015	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
15266 Hwy 278 Double Springs, AL	—	306	1,752	—	—		306	1,752	2,058	60	1995	2015	15-39 years

22714 AL Hwy 24 Moulton, AL	—	117	1,752	—	—		117	1,752	1,869	61	2003	2015	15-39 years

14445 US Hwy 431 Guntersville, AL	—	382	2,020	—	—		382	2,020	2,402	71	2015	2015	15-39 years

5320 Hwy 280 East Harpersville, AL	—	48	2,645	—	—		48	2,645	2,693	83	1995	2015	15-39 years

5888 Harvest Highway 53 Harvest, AL	—	163	2,060	—	—		163	2,060	2,223	70	2014	2015	15-39 years

520 East Main Street Henderson, TN	—	111	1,608	—	—		111	1,608	1,719	62	1987	2015	15-39 years

145 Hughes Road Madison, AL	—	209	1,958	—	—		209	1,958	2,167	68	2011	2015	15-39 years

2119 North Locust Avenue Lawrenceburg, TN	—	117	1,832	—	—		117	1,832	1,949	77	2014	2015	15-39 years

1032 North Main Street Montevallo, AL	—	60	2,203	—	—		60	2,203	2,263	73	2009	2015	15-39 years

3211 Woodward Avenue Muscle Shoals, AL	—	44	2,019	—	—		44	2,019	2,063	62	1984	2015	15-39 years

14045 US Hwy 411 Odenville, AL	—	100	1,652	—	—		100	1,652	1,752	61	2000	2015	15-39 years

201 Hwy 278 Bypass East Piedmont, AL	—	33	1,934	—	—		33	1,934	1,967	61	1981	2015	15-39 years

503 1st Avenue East Reform, AL	—	201	1,979	—	—		201	1,979	2,180	74	1992	2015	15-39 years

4170 Hwy 431 Roanoke, AL	—	83	1,625	—	—		83	1,625	1,708	54	2006	2015	15-39 years

700 Wayne Road Savannah, TN	—	62	1,693	—	—		62	1,693	1,755	59	2012	2015	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
1105 Montgomery Avenue Sheffield, AL	—	43	1,730	—	—		43	1,730	1,773	54	1967	2015	15-39 years

5271 Hwy 67 South Somerville, AL	—	28	1,758	—	—		28	1,758	1,786	66	2001	2015	15-39 years

444 Marietta Road Springville, AL	—	31	1,994	—	—		31	1,994	2,025	63	1993	2015	15-39 years

43023 US Hwy 72 Stevenson, AL	—	306	1,862	—	—		306	1,862	2,168	61	1985	2015	15-39 years

1460 Gadsden Hwy Trussville, AL	—	34	2,039	—	—		34	2,039	2,073	64	1992	2015	15-39 years

485 Hwy 72 West Tuscumbia, AL	—	117	1,831	—	—		117	1,831	1,948	64	2004	2015	15-39 years

32 Village Lane Wedowee, AL	—	92	1,454	—	—		92	1,454	1,546	47	2002	2015	15-39 years

1421 Winchester Road NE Huntsville, AL	—	133	2,029	—	—		133	2,029	2,162	66	2010	2015	15-39 years

900 Hansen Road Ashwaubenon, WI	—	86	2,008	—	—		86	2,008	2,094	67	1994	2015	15-39 years

1700 S. Koeller Street Oshkosh, WI	—	145	1,795	—	—		145	1,795	1,940	63	1996	2015	15-39 years

2420 E. Mason Street Green Bay, WI	—	106	1,713	—	—		106	1,713	1,819	59	1996	2015	15-39 years

2510 W. Washington Street West Bend, WI	—	113	1,704	—	—		113	1,704	1,817	59	1996	2015	15-39 years

3040 E. College Avenue Appleton, WI	—	96	1,637	—	—		96	1,637	1,733	56	1996	2015	15-39 years

3730 W. College Avenue Appleton, WI	—	95	2,478	—	—		95	2,478	2,573	81	1976	2015	15-39 years

4435 Calumet Avenue Manitowoc, WI	—	106	1,714	—	—		106	1,714	1,820	60	1996	2015	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
4745 Golf Road Eau Claire, WI	—	137	2,245	—	—		137	2,245	2,382	79	1994	2015	15-39 years

271 N Dupont Highway Dover, DE	—	211	3,455	—	—		211	3,455	3,666	110	1991	2015	15-39 years

302 N Interstate Drive Norman, OK	—	232	3,733	—	—		232	3,733	3,965	120	1982	2015	15-39 years

305 Merchants Road Knoxville, TN	—	151	2,775	—	—		151	2,775	2,926	96	1978	2015	15-39 years

555 South West Street Wichita, KS	—	468	3,475	—	—		468	3,475	3,943	112	1982	2015	15-39 years

575 S Telshor Boulevard Las Cruces, NM	—	108	4,069	—	—		108	4,069	4,177	133	1991	2015	15-39 years

1725 Rainbow Drive Gadsden, AL	—	219	2,915	—	—		219	2,915	3,134	96	1981	2015	15-39 years

2077 Riverside Drive Macon, GA	—	258	3,235	—	—		258	3,235	3,493	103	1972	2015	15-39 years

4455 Wadsworth Boulevard Wheat Ridge, CO	—	451	3,614	—	—		451	3,614	4,065	114	1974	2015	15-39 years

6728 S Memorial Drive Tulsa, OK	—	125	3,846	—	—		125	3,846	3,971	122	1987	2015	15-39 years

8350 3rd Street North Oakdale, MN	—	197	3,455	—	—		197	3,455	3,652	109	2006	2015	15-39 years

9415 Pineville-Matthews Road Pineville, NC	—	74	3,587	—	—		74	3,587	3,661	117	1991	2015	15-39 years

10520 Coors By-Pass NW Albuquerque, NM	—	196	3,389	—	—		196	3,389	3,585	112	2002	2015	15-39 years

12515 Elm Creek Boulevard N Maple Grove, MN	—	243	3,253	—	—		243	3,253	3,496	107	2001	2015	15-39 years

670 NW Blue Parkway Lee’s Summit, MO	—	132	3,447	—	—		132	3,447	3,579	117	2010	2015	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
1745 Old Fort Parkway Murfreesboro, TN	—	247	2,747	—	—		247	2,747	2,994	96	1987	2015	15-39 years

2550 Nicholasville Road Lexington, KY	—	1,258	—	—	—		1,258	—	1,258	—	1976	2015	—

2950 Plainfield Road Joliet, IL	—	686	3,072	—	—		686	3,072	3,758	107	1991	2015	15-39 years

1814 Gallatin Pike N Madison, TN	—	97	4,617	—	—		97	4,617	4,714	81	1972	2016	15-39 years

7921 Dream Street Florence, KY	—	61	4,687	—	—		61	4,687	4,748	83	1977	2016	15-39 years

2925 White Bear Avenue Maplewood, MN	—	315	1,551	—	—		315	1,551	1,866	37	1983	2016	15-39 years

4450 Rodeo Road Santa Fe, NM	—	121	2,979	—	—		121	2,979	3,100	52	1990	2016	15-39 years

7750 Winchester Road Memphis, TN	—	103	3,327	—	—		103	3,327	3,430	62	2008	2016	15-39 years

2642 Stadium Boulevard Jonesboro, AR	—	324	3,383	—	—		324	3,383	3,707	62	2011	2016	15-39 years

120 Creasy Lane S Lafayette, IN	—	285	3,436	—	—		285	3,436	3,721	63	2012	2016	15-39 years

45 Betten Court Bridgeport, WV	—	88	4,074	—	—		88	4,074	4,162	102	2007	2016	15-39 years

442 Fortman Drive St. Mary’s, OH	—	56	3,997	—	—		56	3,997	4,053	102	2011	2016	15-39 years

2948 Allentown Road Lima, OH	—	69	3,813	—	—		69	3,813	3,882	97	2009	2016	15-39 years

45131 Columbia Place Sterling, VA	18,971	24,395	—	—	—		24,395	—	24,395	—	2004	2016	—

2400 North Interstate 35 Round Rock, TX	—	769	4,176	—	—		769	4,176	4,945	72	1984	2016	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
2451 S. Capital of Texas Hwy Austin, TX	—	1,184	5,678	—	—		1,184	5,678	6,862	99	1998	2016	15-39 years

7709 Ranch Road 620 N Austin, TX	—	2,104	7,566	—	—		2,104	7,566	9,670	139	2006	2016	15-39 years

11570 Research Boulevard Austin, TX	—	4,190	7,829	—	—		4,190	7,829	12,019	138	1994	2016	15-39 years

1724 W. Everly Brothers Blvd Central City, KY	—	315	580	—	—		315	580	895	12	1978	2016	15-39 years

814 Frederica Street Owensboro, KY	—	177	615	—	—		177	615	792	11	1972	2016	15-39 years

8000 State Road 66 Newburgh, IN	—	330	—	—	—		330	—	330	—	1994	2016	—

2015 E Malone Avenue Sikeston, MO	—	205	2,235	—	—		205	2,235	2,440	41	1940	2016	15-39 years

1000-1108 N Fares Avenue Evansville, IN	—	636	3,655	—	—		636	3,655	4,291	63	1949	2016	15-39 years

400-500 NW Fourth Street Evansville, IN	—	244	2,375	—	—		244	2,375	2,619	40	1909	2016	15-39 years

1200 W Dufour Street Marion, IL	—	314	2,089	—	—		314	2,089	2,403	36	1970	2016	15-39 years

802 First Street Kennett, MO	—	191	1,198	—	—		191	1,198	1,389	21	1970	2016	15-39 years

2810 Westwood Boulevard Poplar Bluff, MO	—	149	1,794	—	—		149	1,794	1,943	33	1970	2016	15-39 years

2000 Independence Street Cape Girardeau, MO	—	76	542	—	—		76	542	618	11	1988	2016	15-39 years

3480 Nash Road Scott City, MO	—	260	3,052	—	—		260	3,052	3,312	54	1978	2016	15-39 years

1400 N. Green Street Henderson, KY	—	290	729	—	—		290	729	1,019	14	1973	2016	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
1400 S. Division Street Blytheville, AR	—	413	3,405	—	—		413	3,405	3,818	64	1966	2016	15-39 years

600 N Jackson Street Harrisburg, IL	—	131	839	—	—		131	839	970	14	1970	2016	15-39 years

4121 Highway 31 East Clarksville, IN	—	1,091	3,890	—	—		1,091	3,890	4,981	74	1961	2016	15-39 years

1230 Alsop Lane Owensboro, KY	—	499	734	—	—		499	734	1,233	14	1976	2016	15-39 years

5911 Pearl Court Evansville, IN	—	203	369	—	—		203	369	572	10	2001	2016	15-39 years

12624 S Northgate Drive Haubstadt, IN	—	379	1,349	—	—		379	1,349	1,728	28	2005	2016	15-39 years

7695 S 1150 E Otterbein, IN	—	177	1,385	—	—		177	1,385	1,562	30	1978	2016	15-39 years

2925 Ross Clark Creek Dothan, AL	—	539	2,551	—	—		539	2,551	3,090	28	1997	2016	15-39 years

1820 Raymond Diehl Road Tallahassee, FL	—	864	2,184	—	—		864	2,184	3,048	25	1995	2016	15-39 years

995 N. Peachtree Parkway Peachtree City, GA	—	476	2,590	—	—		476	2,590	3,066	29	1997	2016	15-39 years

1824 Club House Drive Valdosta, GA	—	524	2,504	—	—		524	2,504	3,028	28	1997	2016	15-39 years

15608 S Harlem Avenue Orland Park, IL	—	686	2,358	—	—		686	2,358	3,044	28	1994	2016	15-39 years

6007 E. State Street Rockford, IL	—	450	2,701	—	—		450	2,701	3,151	30	1996	2016	15-39 years

3201 W 3rd Street Bloomington, IN	—	240	2,761	—	—		240	2,761	3,001	28	1994	2016	15-39 years

3730 S. Reed Rd. Kokomo, IN	—	106	3,065	—	—		106	3,065	3,171	30	1995	2016	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
6435 Dixie Highway Clarkston, MI	—	284	2,788	—	—		284	2,788	3,072	34	1997	2016	15-39 years

1515 W. 14 Mile Road Madison Heights, MI	—	58	3,094	—	—		58	3,094	3,152	30	1995	2016	15-39 years

7873 Conference Court Drive Brighton, MI	—	102	2,920	—	—		102	2,920	3,022	33	1998	2016	15-39 years

1501 Boardman Road Jackson, MI	—	177	2,846	—	—		177	2,846	3,023	31	1996	2016	15-39 years

250 Mitchelle Drive Hendersonville, NC	—	165	2,928	—	—		165	2,928	3,093	34	2000	2016	15-39 years

111 Howell Road New Bern, NC	—	284	2,525	—	—		284	2,525	2,809	28	2000	2016	15-39 years

2625 West Craig Road Las Vegas, NV	—	962	2,086	—	—		962	2,086	3,048	26	2002	2016	15-39 years

230 Lake Drive East Cherry Hill, NJ	—	791	2,340	—	—		791	2,340	3,131	28	1992	2016	15-39 years

3527 N. Union Deposit Road Harrisburg, PA	—	735	2,340	—	—		735	2,340	3,075	26	1994	2016	15-39 years

9395 McKnight Road Pittsburgh, PA	—	363	3,488	—	—		363	3,488	3,851	38	1996	2016	15-39 years

1550 I-10 South Beaumont, TX	—	206	3,241	—	—		206	3,241	3,447	35	1996	2016	15-39 years

1101 N. Beckley Avenue Desoto, TX	—	535	2,542	—	—		535	2,542	3,077	29	1999	2016	15-39 years

2211 S. Stemmons Freeway Lewisville, TX	—	299	2,786	—	—		299	2,786	3,085	29	1994	2016	15-39 years

502 West Bay Area Boulevard Webster, TX	—	591	2,622	—	—		591	2,622	3,213	30	1995	2016	15-39 years

261 University Boulevard Harrisonburg, VA	—	444	2,645	—	—		444	2,645	3,089	31	1998	2016	15-39 years

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Description	Encumbrance	Initial Costs to Company(A)		Costs Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
		Land	Buildings and Improvements	Land	Improvements	Carrying Costs	Land	Buildings and Improvements	Total(B)
111 Hylton Lane, Beckley WV	—	194	3,049	—	—		194	3,049	3,243	33	1997	2016	15-39 years

1501 E. Washington Road Ithaca, MI	—	739	2,669	—	—		739	2,669	3,408	12	2015	2016	15-39 years

4005 Douglas Highway Gillette, WY	—	366	3,447	—	—		366	3,447	3,813	14	2014	2016	15-39 years

Total	$107,524	$287,574	$1,425,885	$702	$29,242	$—	$288,276	$1,455,127	$1,743,403	$105,703

Notes:

(A)	The initial cost to the Company represents the original purchase price of the property (see Note 4).

(B)	The aggregate cost of real estate owned as of December 31, 2016 for U.S. federal income tax purposes was approximately $1,700,000.

Broadstone Net Lease, Inc. and Subsidiaries

Schedule III – Real Estate and Accumulated Depreciation

As of December 31, 2016

(in thousands)

Change in Total Real Estate Assets

	For the Years Ended December 31,
	2016	2015	2014
Balance, beginning of period	$1,306,515	$833,238	$635,540
Acquisitions and building improvements	469,460	490,165	222,009
Dispositions	(32,572)	(16,888)	(24,311)

Balance, end of period	$1,743,403	$1,306,515	$833,238

Change in Accumulated Depreciation

	For the Years Ended December 31,
	2016	2015	2014
Balance, beginning of period	$70,171	$46,831	$31,095
Depreciation expense	37,976	23,820	17,538
Dispositions	(2,444)	(480)	(1,802)

Balance, end of period	$105,703	$70,171	$46,831